SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

TABLE OF CONTENTS

INVITATION		5

NOTICE TO CONVENE		6

1.	PROCEDURES INHERENT TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETING HEREBY
CALLED		8
1.1.	IInstallation of the Ordinary General Meeting	8
1.2.	Qualification and Participation in the Ordinary and Extraordinary Shareholders' Meeting	8
1.3.	Representation at the Ordinary and Extraordinary General Meeting	9
1.4.	Distance Voting	10
2.	MATTERS TO BE DELIBERATED AT THE ORDINARY GENERAL MEETING HEREBY CALLED	11
2.1.	To take the accounts of the Directors, examine, discuss and vote on the Management Report and the Company's Complete Financial Statements, related to the fiscal year ended on December 31,
2016;		11
2.2.	To resolve on the proposal of the Company's management to allocate the result and the
distribution of dividends to the shareholders related to the fiscal year ended on December 31, 2016;		12
2.3.	Elect the members of the Board of Directors, and appoint from among the elected members,
its President;		15
2.4.	Elect the members of the Fiscal Council and their respective alternates;	16
2.5.	Set the overall compensation of the Company's Directors and Fiscal Council members	17
2.6.	Resolve on the amendment of the Company's Bylaws to its adaptation to Federal Law 13303
of June 30, 2016		17

ANNEX 01		18

COMMENTS OF THE ADMINISTRATORS ON THE FINANCIAL SITUATION OF THE COMPANY, PURSUANT
TO SECTION 10 OF THE REFERENCE FORM		18

ANNEX 02		19

DESTINATION OF NET INCOME		19

ANNEX 03		25

INFORMATION RELATING TO CANDIDATES FOR THE BOARD OF DIRECTORS INDICATED BY
CONTROLLED SHAREHOLDERS		25

ANNEX 04		26

INFORMATION RELATING TO THE FISCAL COUNCIL CANDIDATES INDICATED BY CONTROLLING
SHAREHOLDERS		26

ANNEX 05		27

SETTING THE REMUNERATION OF THE MANAGERS AND MEMBERS OF THE FISCAL COUNCIL		27

ANNEX 06		29

INFORMATION REGARDING THE REMUNERATION OF DIRECTORS PURSUANT TO ITEM 13 OF THE
REFERENCE FORM		29

ANNEX 07		30

RULES FOR ELECTION OF MEMBERS TO THE BOARD OF DIRECTORS FISCAL COUNCIL BY NON-
CONTROLLING SHAREHOLDERS		30

ANNEX 08		35

CHANGES TO BE PROMOTED IN THE BYLAWS OF THE COMPANY IN HIGHLIGHTS		35

ANNEX 09		36

PROPOSED CONSOLIDATED DRAFT OF THE COMPANY'S BYLAWS		36

ANNEX 10		37

MODEL OF THE VOTING BALLOT	37

ANNEX 11	ERRO! INDICADOR NÃO DEFINIDO.

BUDGET CAPITAL PROPOSAL	ERRO! INDICADOR NÃO DEFINIDO.

ANNEX 12	ERRO! INDICADOR NÃO DEFINIDO.

OPINION OF THE FISCAL COUNCIL CONCERNING THE CAPITAL BUDGET	271

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, invites its shareholders to participate in its 167th Extraordinary General Meeting and its 57th Ordinary General Meeting, as indicated below:

Date: April 28, 2017

Time (Brasília) 2:00 pm

Location: Corporate Headquarters, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6th and 8th floors, of Ed. Venâncio 3000, Asa Norte, CEP 70716-900, Brasília-DF;

Matters to be discussed in the Extraordinary General Meeting:

1.   Deliberate on the reform of the Company’s Articles of Incorporation, upon the amendment of Article 17, head provision; with the purpose of changing the term of office of the Board Directors and the number of renewals in the office; amendment to 18, head provision, with the purpose of changing the term of office of the officers and the number of renewals in the office; inclusion of paragraph 1 in Article 20 and renumbering the other paragraphs of Article 20, with the purpose of unifying the term of offices of the Board Directors and Executive Officers; inclusion of Article 21, with the purpose of establishing that the term for managing the members of the Board of Directors and Executive Officers to extend until the vesting of new members, under the terms of Article 150, Paragraph 4 of Law 6,404/76; inclusion of paragraphs 1, 2 and 3 in Article 21, with the purpose of adjusting the Articles of Incorporation to Law 13,303/2016 and Decree 8,945/2016; amendment to Article 21, 22, 23, 24, 25, because of renumbering; amendment to Article 26, caput and subsections XXII and XXIV, head provision, because of renumbering of Article 33 and 53  and renumbering of the head provision; amendment to Article 27, 28, 29, 30, 31, 32, head provision, because of renumbering; amendment to Paragraph 1 of Article 32, because of renumbering of Article 25; amendment to Article 33, head provision, because of renumbering; amendment to Item I of Article 33, because of renumbering of Article 25; amendment to Article 34, head provision, because of renumbering; amendment to item VIII of Article 34, because of renumbering of Article 33; amendment to Article 35, 36, head provision, because of renumbering; amendment to Paragraph 3 of Article 36, with the purpose of changing the term of office of the Members of the Fiscal Council and the number of renewals in the office; inclusion of Paragraphs 4 and 5 to Article 36, with the purpose of adjusting the Articles of Incorporation to Law 13,303/2016 and Decree 8,945/2016; amendment to Paragraph 5 of Article 36 because of renumbering; exclusion of Paragraph 5 of the Article 36; amendment to Article 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48, 49, 50, 51, 52, because of renumbering; amendment to the provisions in Article 52, II, because of renumbering of Article 25; amendment to Article 53, 54, 55, 56 and 57, because of renumbering.

 Matters to be discussed at the Ordinary General Meeting:

2.            Deliberate on the Administration's accounts, examine, discuss and vote on the Administration Report and the Complete Financial Statements of the Company for the financial year ending as of December 31, 2016;

3.            Deliberate on the management proposal of the Company for distribution of the results related to the financial year, ending as of December 31, 2016, including the Management Proposal of the company concerning the Capital Budget;

4.            Elect members of the Board of Directors of the Company and designate, from among the elected members, its Chairman;

5.            Elect the members of the Fiscal Council and their alternates; and

6.            Establish the remuneration of the Administrators and members of the Fiscal Council of the Company.

The Company has prepared this Administration Proposal, in compliance with good corporate governance practices and transparency, in order to orientate and clarify to all its Shareholders the subjects that will be discussed, putting at their full disposal its Superintendence of Investor Relations to clarify any additional questions.

Service Channels

Av. Presidente Vargas, 409 - 9º andar - Edifício Herm Stoltz

Rio de Janeiro - Cep: 20.071-003
Website: www.eletrobras.com/elb/ri

E-mail: ombudsman-ri@eletrobras.com
Phones:(21) 2514-6333|2514-4627
Fax: (21) 2514-5964

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Public Company)

CNPJ. No. 00.001.180/0001-26

NOTICE OF CONVENE OF THE MEETING

57th Ordinary General Meeting and 167th Extraordinary General Meeting

We convene the Shareholders of Centrais Elétricas Brasileiras - Eletrobras S.A. (The "Company") to meet at the Company's headquarters in Brasília, Distrito Federal, Commercial Sector Norte, Quadra 06, Conjunto A, Bloco A, 6th and 8th floors, parte,Venâncio 3000 Building, Asa Norte, CEP 70716-900, on April 28, 2017, at 2:00 p.m., in the Ordinary and Extraordinary General Meeting to deliberate on the following Agenda:

Matters to be discussed in the Extraordinary General Meeting:

1. Deliberate on the reform of the Company’s Articles of Incorporation, upon the amendment of Article 17, head provision; with the purpose of changing the term of office of the Board Directors and the number of renewals in the office; amendment to 18, head provision, with the purpose of changing the term of office of the officers and the number of renewals in the office; inclusion of paragraph 1 in Article 20 and renumbering the other paragraphs of Article 20, with the purpose of unifying the term of offices of the Board Directors and Executive Officers; inclusion of Article 21, with the purpose of establishing that the term for managing the members of the Board of Directors and Executive Officers to extend until the vesting of new members, under the terms of Article 150, Paragraph 4 of Law 6,404/76; inclusion of paragraphs 1, 2 and 3 in Article 21, with the purpose of adjusting the Articles of Incorporation to Law 13,303/2016 and Decree 8,945/2016; amendment to Article 21, 22, 23, 24, 25, because of renumbering; amendment to Article 26, caput and subsections XXII and XXIV, head provision, because of renumbering of Article 33 and 53  and renumbering of the head provision; amendment to Article 27, 28, 29, 30, 31, 32, head provision, because of renumbering; amendment to Paragraph 1 of Article 32, because of renumbering of Article 25; amendment to Article 33, head provision, because of renumbering; amendment to Item I of Article 33, because of renumbering of Article 25; amendment to Article 34, head provision, because of renumbering; amendment to item VIII of Article 34, because of renumbering of Article 33; amendment to Article 35, 36, head provision, because of renumbering; amendment to Paragraph 3 of Article 36, with the purpose of changing the term of office of the Members of the Fiscal Council and the number of renewals in the office; inclusion of Paragraphs 4 and 5 to Article 36, with the purpose of adjusting the Articles of Incorporation to Law 13,303/2016 and Decree 8,945/2016; amendment to Paragraph 5 of Article 36 because of renumbering; exclusion of Paragraph 5 of the Article 36; amendment to Article 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48, 49, 50, 51, 52, because of renumbering; amendment to the provisions in Article 52, II, because of renumbering of Article 25; amendment to Article 53, 54, 55, 56 and 57, because of renumbering.

 Matters to be discussed at the Ordinary General Meeting:

2. Deliberate on the Administration's accounts, examine, discuss and vote on the Administration Report and the Complete Financial Statements of the Company for the financial year ending as of December 31, 2016;

3. Deliberate on the management proposal of the Company for distribution of the results related to the financial year, ending as of December 31, 2016, including the Management Proposal of the company concerning the Capital Budget;

4. Elect members of the Board of Directors of the Company and designate, from among the elected members, its Chairman;

5. Elect the members of the Supervisory Board and their alternates; and

6. Establish the remuneration of the Administrators and members of the Fiscal Council of the Company.

Pursuant to paragraph one of article 126 of the Corporations Act and the decision of the 1st Committee of the CVM in CVM process RJ-2014/3578, on November 4, 2014, the shareholder may be represented in the General Meeting: (i) If a natural person, by an attorney constituted less than 1 (one) year previously (who may be a shareholder, an administrator of the Company or an attorney duly registered with the Bar Association of Brazil) (ii) If a legal entity, by its legal representatives or by an attorney appointed pursuant to its Articles of INCORPORATION and in accordance with the rules of the Brazilian Civil Code, (iii) if an investment fund, by its administrator and/or its manager, or by an attorney appointed pursuant to its Articles of Incorporation and in accordance with the rules of the Brazilian Civil Code.

Pursuant to the procedures provided for in CVM Instruction No. 481 of December 17, 2009, as amended ("CVM Instruction 481"), in the Reference Form of the Company and the instructions contained in the Proposal of the Board to the General Meeting hereby convened, the shareholder may exercise the right to vote through the completion and delivery of the Distance Voting Ballot ("Voting Ballot") made available by the Company on the Company websites (www.eletrobras.com/elb/ri) and the Brazilian Securities Commission - CVM (www.cvm.gov.br).

The Shareholder or its legal representative, in order to ensure the admission in the General Meeting, pursuant to article 5of CVM Instrction 481, must present the following documents:

•       Official identity document with photo;

•       Authenticated photocopy of the updated Articles of Incorporation (articles of incorporation), in the case of a legal entity;

•       Original or certified copy of the power of attorney granted by the shareholder; and

•        Original copy of the extract of shareholder status provided by the depository or custodial institution, identifying its status as a shareholder.

In accordance with the sole paragraph of article 43 of the Company's Articles of Incorporation, the delivery of the documents evidencing shareholder and representational status is requested to be made within 72 (seventy-two) hours prior to the Ordinary General Meeting hereby convened, to the Superintendence of Investor Relations - DFR, Division of Market Services – DFRM, at Avenida Presidente Vargas, nº. 409 - 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, during the hours of 8:00 a.m. to 12:00 p.m. and 2:00 p.m. to 5:00 p.m. All shareholders who appear with the necessary documentation to take part in the meeting, will be accepted in the Ordinary and Extraordinary General Meeting hereby convened.

In accordance with article 141 of the Corporations Act and articles 1 and 3 of CVM Instruction No. 165, of December 11, 1991, as amended, shareholders representing at least 5% (five percent) of the voting shareholders' equity of the Company may require the adoption of the multiple vote process for election of the members of the Board of Directors of the Company, provided that the legal deadline of 48 (forty-eight) hours in advance of the date on which the Ordinary General Meeting hereby convened is observed.

The decisions will be taken at the Ordinary and Extraordinary General Meeting hereby convened by most the votes, and the vote of each shareholder will be proportional to its shareholding participation in the shareholders' equity of the Company.

All documentation pertinent to the subjects that will be deliberated in the Ordinary and Extraordinary General Meeting is available to the shareholders at the Superintendence of Investor Relations - DFR, Market Relations and Compulsory Loan Department – DFRM, at Av. Presidente Vargas, 409 – 9th floor, in the city of Rio de Janeiro, RJ and at the Company websites (www.eletrobras.com/elb/ri) and the Brazilian Securities Commission - CVM (www.cvm.gov.br) and BM&FBovespa S.A. - Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br), in accordance with article 133, § 1 of the Corporations Act and article 9 of CVM Instruction 481.

Brasília, March 27, 2017.

José Luiz Alqueres

Chairman of the Board of Directors

MANAGEMENT PROPOSAL

1.  Procedures inherent to the Ordinary and Extraordinary General Meeting hereby convened

To facilitate understanding and the attendance of Shareholders at the Ordinary and Extraordinary General Meeting hereby convened, the Company is listing below some relevant information regarding installation, participation and conduct procedures of the meeting.

1.1.         Installation of the Ordinary and Extraordinary General Meeting

The decision to be taken in the context of the Extraordinary General Meeting deals with the proposal for reform of the Company's Articles of Incorporation, so we emphasize that this will only occur with the presence of holders of shares corresponding to at least 2/3 (two thirds) of the voting shareholders' equity of the Company, on first convocation, pursuant to article 135 of the Corporations Act.

In accordance with article 125 of the Corporations Act, installation of the Ordinary General Meeting in the first convocation will require the active attendance of shareholders and/or their legal representatives, holding shares corresponding to at least 25% (twenty-five percent) of the voting shareholders' equity of the Company.

If any of these percentages are not attained, a new convocation will be made with at least 8 (eight) days of notice, after which the Ordinary General Meeting and/or the Extraordinary General Meeting will be installed by the presence of any number of shareholders.

1.2.        Authorization and Participation in the Ordinary and Extraordinary General Meeting

To participate in the Ordinary and Extraordinary General Meeting hereby convened, the Shareholders must prove their status as holders of shares issued by the Company, through presentation of the following documents:

(a) a statement issued by depository financial institution of shares without certificates of Eletrobras owned by its shareholders, containing an indication of the respective shareholders' equity participation, dating back to a maximum of 2 (two) days prior to the date of the Ordinary and Extraordinary General Meeting; and

(b) an original or certified copy of an identity document, legally recognized as such, with a recent photo and national validity, within the expiration date, if applicable, in the case of a natural person; or

(c) a power of attorney duly granted in accordance with the law and/or the Articles of Incorporation with the signature notarized, and in the case of a document drafted abroad, its sworn translation to Portuguese, duly registered with the competent registry of deeds and documents, as well as proof of its formal notarization and consular authentication, or alternatively, its apostille pursuant to the applicable laws, in the original version or an authenticated copy; or

(d) an authenticated copy of the updated documents of the shareholder and of the document that invests the representative with sufficient powers for representation within the Ordinary and Extraordinary General Meeting, duly registered at the competent bodies, accompanied by their respective publications, in the case of a legal entity.

For the purposes of the documents provided for in item (d), the Company will accept (i) corporate statutes and contracts certified by the registration body, simple copy of the original, provided that the original issued certificate accompanied by recorder or your certified copy, certifying the registration of the document or authenticated copy of the registered document; and (ii) specifically in relation to the document that invests the representative with powers to vote on behalf of the legal entity shareholder, if it is private power of attorney, it should contain the notarized signature of the grantor or of its representatives, and be accompanied by its sworn translation duly registered at the competent registry of deeds and documents, as well as proof of notarization and consular authentication or an apostille, as applicable. If this document relates to a meeting of the Board of Directors, the shareholder must provide in advance proof of filing and publication of the document in the appropriate registry.

In the case of legal entities with representatives who are not appointed in the bylaws/bylaws or through any appointment procedure through a separate act, it is necessary that the shareholder proves the validity of the appointment providing proof of its filing in the appropriate registry.

In the case of investment funds, the representative must prove his status as the Fund Administrator or as an attorney duly appointed by the latter, in accordance with the laws, which may be applicable.

In the case of legal entities, the documents confirming the powers of representation should be translated by a sworn translator, into Portuguese, and registered with the competent registry of deeds and documents, as well as must be notarized and have consular authentication. However, under the Agreement on the Elimination of the Requirement of Legalization of Foreign Public Documents, concluded on October 5, 1961, and enacted through Decree No. 8,660, of January 29, 2016, the Company will waive the consular authentication of foreign documents issued in signatory countries of the Agreement, provided that it is proven that it is apostilled.

Documents written in other languages, in accordance with the law, will only be accepted upon presentation of a sworn translation duly registered in the appropriate Registry Office for Deeds and Documents.

In accordance with the sole paragraph of article 43 of the Company's Articles of Incorporation, it is requested that the delivery of the documents evidencing shareholder status and representation occur within 72 (seventy-two) hours prior to the Ordinary and Extraordinary General Meeting hereby convened, to the Superintendence of Investor Relations - DFR, Market Relations and Compulsory Loan Department – DFRM, at Avenida Presidente Vargas, nº. 409 - 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, CEP: 20071-003, during the hours of 8:00 a.m. to 12:00 p.m. and 2:00 p.m. to 5:00 p.m.

1.3.        Representation in the Ordinary and Extraordinary General Meeting

In accordance with paragraph 1 of article 126 of the Corporations Act and the decision of 1st Committee of the CVM in CVM process RJ-2014/3578, issued on November 4, 2014, the shareholder may be represented at the Ordinary General Meeting hereby convened in the following manner: (a) If a natural person, by an attorney constituted less than 1 (one) year previously (who may be a shareholder, a Company administrator or an attorney duly registered with the Brazilian Bar Association), (b) If a legal entity, its legal representatives or an attorney appointed pursuant to its bylaws and in accordance with the rules of the Brazilian Civil Code, (c) if an investment fund, by its Administrator and/or Manager, or by an attorney appointed pursuant to its bylaws and in accordance with the rules of the Brazilian Civil Code.

The Company informs shareholders that, considering the provisions of the Market Communication released on April 27, 2016 and considering that, to date, there has been no payment of dividends to holders of preferred stock as set forth in its Articles of Incorporation, the holders of preferred shares of the Company shall be entitled to vote in this Ordinary and Extraordinary General Meeting in accordance with the provisions set out in the first paragraph of article 111 of the Corporations Act, observing all the other formalities set out in the Corporations Act in the Company's Articles of Incorporation, in the applicable regulations and in this Management Proposal.

1.4.        Distance Voting

Pursuant to the authority provided in CVM Instruction 481, Eletrobras will make available to the General Meeting hereby convened the possibility of participation at a distance through the Distance Voting Ballot, of which the model follows in the annex to this Proposal in the form of its Annex 10 ("Voting Ballot").

To participate in the General Meeting through this method, the shareholders of the Company shall fill in the appropriate fields, sign the Voting Ballot and send it, alternatively, for: (i) the Book-entry Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of shares issued by the Company as certificated ("Custodial Agent"), provided that it is able to receive the Voting Ballot paper in accordance with CVM Instruction 481; or, additionally, (iii) to the Company directly.

Accordingly, Eletrobras is informing you that the Book-Entry Agent for its shares, namely, Banco Bradesco S.A. ("Book-Entry Agent"), in accordance with an agreement signed with the Company, will receive the ballot of the shareholders of the Company throughout its network of bank branches scattered throughout the national territory, in compliance with the procedures established by Book-Entry Agent. Shareholders or their representatives shall appear at any bank branch of the Book-Entry Agent, with a valid identity document, original, with a photograph and, in the case of shareholders considered as legal entities and/or represented by an attorney, the documents should be submitted to the competent representation, in addition to the Voting Ballot.

In addition, it is noteworthy that in accordance with CVM Instruction 481, custody agents can, but are not required to receive the Voting Ballots of the Company's shareholders. Thus, it is recommended to shareholders that they verify with the Custody Agent whether the same agent will provide this service, as well as its costs and procedures. In cases where the Custodial Agent chooses to receive the Voting Ballots, the shareholders of the Company may also, at their sole discretion, send the Voting Ballot directly to these agents.

In addition, pursuant to CVM Instruction 481, shareholders who wish to do so, can also send the ballot directly to the Company, and, in this case, the must observe the following rules:

(i)             The Voting Ballot will only be received when sent physically, by mail, addressed to the Superintendence of the Investor Relations of the Company, located in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida Presidente Vargas, 409, Center, 9th floor, or when sent by email, to the following address: ombudsman-ri@eletrobras.com and the originals, in the latter case, must be forwarded to the Company before the date set for the holding of the Ordinary and Extraordinary General Meeting hereby convened;

(ii)           The Voting Ballot shall contain the location, date and signature of the requesting shareholder. If the shareholder is considered a legal entity under Brazilian laws, the signature must be of that of legal representatives or attorneys with the authority to practice this type of act;

(iii)          The Voting Ballot sent directly to the Company must be accompanied by documentation attesting to the capacity of the shareholder or legal representative of the shareholder acting as the signatory, observing, for this reason, the requirements and formalities referred to in item 1.2 above.

The Voting Ballot that is not accompanied by documentation attesting to the capacity of the shareholder, or proof of representation will not be considered valid and, consequently, will not be processed by the Company, and it may, however, be corrected and resubmitted by the shareholder to the Company, in compliance with the deadlines and procedures established in CVM Instruction 481.

A Voting Ballot that is received by the Book-Entry Agent, Custodial Agent (as the case may be) and/or by the Company within 7 (seven) days before the date of the holding of the General Meeting, pursuant to art. 21-B of CVM Instruction 481, which will take place on April 21, 2017 A Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

After the mentioned term has transpired, if items remain unfilled in the Voting Ballots presented, the Company states that it will consider them an instruction equivalent to abstaining from voting in such matters.

2.  Matters to be deliberated at the Extraordinary General Meeting hereby convened

Deliberate on the reform of the Company’s Articles of Incorporation, upon the amendment of Article 17, head provision; with the purpose of changing the term of office of the Board Directors and the number of renewals in the office; amendment to 18, head provision, with the purpose of changing the term of office of the officers and the number of renewals in the office; inclusion of paragraph 1 in Article 20 and renumbering the other paragraphs of Article 20, with the purpose of unifying the term of offices of the Board Directors and Executive Officers; inclusion of Article 21, with the purpose of establishing that the term for managing the members of the Board of Directors and Executive Officers to extend until the vesting of new members, under the terms of Article 150, Paragraph 4 of Law 6,404/76; inclusion of paragraphs 1, 2 and 3 in Article 21, with the purpose of adjusting the Articles of Incorporation to Law 13,303/2016 and Decree 8,945/2016; amendment to Article 21, 22, 23, 24, 25, because of renumbering; amendment to Article 26, caput and subsections XXII and XXIV, head provision, because of renumbering of Article 33 and 53  and renumbering of the head provision; amendment to Article 27, 28, 29, 30, 31, 32, head provision, because of renumbering; amendment to Paragraph 1 of Article 32, because of renumbering of Article 25; amendment to Article 33, head provision, because of renumbering; amendment to Item I of Article 33, because of renumbering of Article 25; amendment to Article 34, head provision, because of renumbering; amendment to item VIII of Article 34, because of renumbering of Article 33; amendment to Article 35, 36, head provision, because of renumbering; amendment to Paragraph 3 of Article 36, with the purpose of changing the term of office of the Members of the Fiscal Council and the number of renewals in the office; inclusion of Paragraphs 4 and 5 to Article 36, with the purpose of adjusting the Articles of Incorporation to Law 13,303/2016 and Decree 8,945/2016; amendment to Paragraph 5 of Article 36 because of renumbering; exclusion of Paragraph 5 of the Article 36; amendment to Article 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48, 49, 50, 51, 52, because of renumbering; amendment to the provisions in Article 52, II, because of renumbering of Article 25; amendment to Article 53, 54, 55, 56 and 57, because of renumbering.

On June 30, 2016, the Law of the States was enacted, which established the legal status of a public Company of joint stock Company and its subsidiaries, within the Federal Government, the States, the Federal District and the Municipalities.

Among other provisions, the Law of State-run companies instituted the need for creation and internal organs and the establishment of specific rules of corporate governance for companies governed by it, which in turn, in order to be attended to, need a statutory provision.

For this reason, considering the complexity of the current administrative structure of the Company, and given the need to guarantee greater administrative efficiency, the Administration of Eletrobras considers it timely to make some changes to the wording of the Articles of Incorporation of the Company, in regards to the term of office of the members of the Board of Directors, the Supervisory Board and Executive Board of the Company, so that the Articles of Incorporation may be in line with the best corporate governance practices, pursuant to the minutes appearing in Annex 8 of this Management Proposal.

In Annex 8 of this Management Proposal the changes made in the wording of the Articles of Incorporation of the Company are highlighted, as well as the legal and economic grounds for their realization are also set forth.

The final consolidated version of the Company’s Articles of Incorporation, including all changes made, is in Annex 09 to this Administration Proposal.

3.  Matters to be discussed at the Ordinary General Meeting hereby convened

3.1.        Deliberate on the Administration's accounts, examine, discuss and vote on the Administration Report and the Complete Financial Statements of the Company for the financial year ending as of December 31, 2016;

In accordance with article 132 of the Corporations Act, within 4 (four) months after the end of the fiscal year, the shareholders of the companies governed by it should meet to, among other matters, deliberate on the approval of the Financial Statements for the previous fiscal year.

The Company informs the shareholders, that from this date (inclusive) the Complete Annual Financial Statements and a report of the Directors, the Independent Auditor's report and the opinion of the Supervisory Board of the Company for the financial year ending as of December 31, 2016 are available for consultation at the Company's headquarters or at the address of your Investor Relations Department - DFR and the websites of the Company (www.eletrobras.com/elb/ri) and the CVM (www.cvm.gov.br).  Accordingly, the Company emphasizes that, per the terms of article 133 of the Corporations Act, the notices referring to the availability of the above-mentioned documentation were published in the newspapers usually used by the Company.

The publication of the Company's Complete Annual Financial Statements, together with a report of the directors and the Independent Auditors ' report for the financial year ending on December 31, 2016, will occur in a timely manner, in accordance with paragraph 3 of article 133 of the Corporations Act.

Additionally, in compliance with CVM Instruction 481, the Company, 1 (one) month in advance of the date set for the holding of the Ordinary General Meeting of Shareholders, to be held on April 28, 2017, informs the following concerning the documents listed below:

•       Complete Annual Financial Statements; Report on the Administration concerning the corporate business and major administrative facts; Report of the Independent Auditors; and Opinion of the Supervisory Board, all relating to the financial year ending as of December 31, 2016:

The Company's Complete Annual Financial Statements, including the Management Report concerning corporate business and major administrative facts, the Auditor's Report of KPMG Independent Auditors (Including key subjects of Auditing NBCTA 701) and the Opinion of the Fiscal Council, which approved them, for the financial year ending as of December 31, 2016, were filed with the CVM and BM&FBOVESPA, on March 27, 2017, and are available on the websites of the Company (www.eletrobras.com/elb/ri), the CVM (www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br).

•       Comments of the Administrators on the financial situation of the Company, pursuant to Section 10 of the Reference Form.

The comments of the Administrators on the financial situation of the Company in accordance with Section 10 of the Reference Form in Annex 1 of this document.

•       Standardized Financial Statements Form - DFP

The Standardized Financial Statements Form - DFP was sent on the same date as that of the sending of the Complete Annual Financial Statements, which is March 27, 2017, and is available on the websites of the Company (www.eletrobras.com/elb/ri), the CVM (www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br).

3.2.        Deliberate on the proposal of the administration of the Company for allocation of the results related to the year ending on December 31, 2016, including the management proposal of the company concerning the Capital Budget;

In accordance with article 132 of the Corporations Act, within 4 (four) months after the end of the fiscal year, the shareholders of the companies governed by it should meet to deliberate on the allocation of results and the distribution of the net profit for the previous fiscal year and the distribution of dividends to shareholders.

Net income for the year is that which remains after deduction of accumulated losses, the provision for income tax and employee profit sharing. The General Meeting is responsible for its distribution and the determination of the net income portions that will be placed in the legal and statutory profit reserves and which will be distributed to the shareholders as dividends.

In addition to the allocations provided for by Law, the current Company's Bylaws establish in its articles 46, 47 and 48, the statutory reserves that may be used to allocate the Company's results to each year.

The dividend, in turn, is the portion of the profit during the fiscal year due to the current implementation of the Company's corporate objective, distributed to the shareholders in proportion to the number of shares of ownership as provided for in the Articles of Incorporation.

The Corporations Act, in its article 202 establishes the mandatory dividend, consisting of a minimum portion of the net income that, in compliance with the statutory provisions and the Articles of Incorporation of the Company, must be distributed to Shareholders. In the case of the Company, its Bylaws in article 45, paragraph 1 provide that this installment will be equal to 25% (twenty-five percent) of the net profit determined for the year, adjusted in accordance with the Corporations Act.

In fiscal year of 2016, the net profit determined was R$ 3,425,899 thousand (three billion, four hundred twenty-five million, eight hundred and ninety-nine thousand Brazilian Reals). Thus, given the legal and statutory provision regarding the mandatory dividend, a 25% portion (twenty five percent of the adjusted net profit of fiscal year of 2016), corresponding to R$ 820,337 thousand (eight hundred twenty million, three hundred and thirty-seven Brazilian Reals), should be distributed to the Company’s shareholders, including the amount of R$ 433,962 thousand subject to the prerogatives of the shareholders of preferred class “A” and “B” shares.

However, so that the Company may pay the obliged dividend it is necessary that the profit relating to it has been realized financially. As it turns out, the results for the financial year of 2016, were heavily influenced by recognition, in the Financial Statements of the Company, of relative financial revenue to be paid to concessionaires of the electricity sector, under the terms of the Ordinance of the Ministry of Mines and Energy no. 120, dated April 20, 2016 (“MME Ordinance 120”), relating to electric power transmission assets existing on May 31, 2000, designated as the Existing Basic Network Facilities – RBSE, connected to the transmission concessions which were renewed in accordance with Law 12,783/2013.

In this sense, the accounting effect arising out of the compensations connected to RBSE was recognized in the income ascertained by the Company subsidiaries for the fiscal year of 2016, reflected in the results of Eletrobras by equity. However, under the terms of Ordinance MME 120 the financial realization of this sum shall take place in subsequent years.

This way, there was no realized profit in the year of 2016, and the positive result ascertained for the period based on the equity equivalency recognized over the year.

As a result, the Company proposes that the allocation of net income for the fiscal year ended December 31, 2016 be as follows:

Pursuant to the Brazilian Corporate Law, 5% (five percent) of the net income for the year, corresponding to R$ 171,295 thousand, should be allocated to the Legal Reserve.

Thus, in keeping with the foregoing, as authorized by Article 197 of the Corporations Act, which establishes that by proposal of the Company’s administration, in the fiscal year in which the amount to be distributed as dividends is greater than the realized portion of net profit in the year, the General Meeting may decide to create a profit reserve to be realized in an amount equal to the sum in excess of the realized portion of net profit for the year, and considering that in the fiscal year ending on December 31 of 2016 there was effectively no financial realization of the net profit reported by the Company over the period, the total amount of Mandatory Dividend (25% of Adjusted Net Income), with deduction of the portion related to the constitution of the dividends to which the Company's preferred shares are entitled, should be allocated to the Unrealized Profit Reserve.

As a result, pursuant to the Brazilian Corporation Law, the Company's Management proposes to create a Realized Profit Reserve in the amount of R$ 386,375 thousand, corresponding to the difference between the amount of the Mandatory Dividend and the installment of R$ 433,962 thousand due to the holders of class "A" and "B" preferred shares, and the profits registered in the Profit Reserve to realize, when realized and if they are not used to absorb losses in subsequent years, be added to the Company's first dividend declaration after its realization/materialization.

Pursuant to article 196 of the Brazilian Corporation Law, the Company may, by resolution of the General Meeting, approve a proposal from its Management to retain a portion of net income for the year, as set forth in a previously approved capital budget.

In this sense, the Company's Management submits to the General Meeting for approval the Capital Budget Proposal contained in Exhibit 11 to this Management Proposal, so that a portion of net income for the year equivalent to R$ 713,803 thousand is retained, As well as the allocation of net income for the year ended December 31, 2016, as described  in the table below. The Fiscal Council's opinion on the Capital Budget Proposal is in Annex 12.

•         Pursuant to Article 46, II, of the current Company's Bylaws, fifty percent (50%) of the net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve of Investments. Accordingly, Management proposes that the amount of R$ 1,712,950 thousand be allocated to the Statutory Reserve of Investments.

•         As provided in Article 46, I of the current Company's Bylaws, 1% (one percent) of the net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve for Studies and Projects. Accordingly, Management proposes that the amount of R$ 34,259 thousand be allocate            d to the Statutory Reserve for Studies and Projects.

•         Considering that article 203 of the Corporations Act determines that the creation of the profit reserve to be realized cannot prejudice the right of preferred shareholders to receive the minimum dividend for which they have priority, in accordance with the first and second paragraphs of article 8 of the Articles of Incorporation of Eletrobras, the Administration proposes that Interest on Shareholder’s Equity (“JCP”) be declared, in an amount equal to the portion of the mandatory dividend that would be owed to the holders of preferred shares issued by the Company, in the approximate value of R$ 433.962 million, which sum must be paid to the holders of preferred shares issued by the Company prior to December 31, 2017, as set out in paragraph three of Article 205 of Act 6,404/76.

In this scenario, the Administration Proposal for distribution of results for the fiscal year 2016, is described in the following table:

Distribution Result

Net Profit of the Period:	3,425,899
Minimum Statutory Remuneration payable (Preferred A and B)	(433,962)
Constitution of Legal reserve (5% of Net Income)	(171,295)
Constitution of Statutory reserve for investments (50% of Net Income)	(1,712,950)
Statutory reserve of studies and projects (1% of Net Profit)	(34,259)
Constitution of Profit reserve to realize	(386,375)
Constitution of a Profit Retention reserve (article 196, LSA)	(713,803)
Revaluation reservation *	10,442
Remuneration to Unclaimed Shareholders - Prescribed *	16,303
Final balance of retained earnings	-

* For the purposes of composition of the profit to be distributed by the Company, the net profit for the year of 2016 should include the amounts of R$ 10,442 thousand related to the realization of the Reassessment Reserve and R$ 16,303 thousand related to the Distributed Dividends Not Claimed by the Company’s Shareholders.

Accordingly, the Proposed Allocation of Net Profit for the year ending as of December 31, 2016, formulated by the Administration in the form of CVM Instruction 481, can be found in Annex 2 to this document.

3.3.        Elect members of the Board of Directors of the Company and designate, from among the elected members, its Chairman;

If the proposed changes to the wording of the Company’s Articles of Incorporation, according to item 1 of the Notice Convening the Ordinary and Extraordinary General Meeting, have been approved, the Company’s Articles of Incorporation will state, in Article 17, that the Company’s Board of Directors will be composed of 10 members, with a unified mandate of 02 (two) years, and a maximum of 03 (three) consecutive renewals allowed.

Thus, given the current wording of the Company’s Articles of Incorporation, and considering that in the 56th Ordinary General Meeting, held on April 29 of 2016, and in the 165th Extraordinary General Meeting of Eletrobras, held on July 22 of 2016, the current members of the Company’s Board of Directors were elected, and it was established that the terms of their mandates would end on the date that the Ordinary General Meeting of 2017 was held, a new election of its members shall be held for a term of office to end in the Ordinary General Meeting to be held in 2019.

On the topic of the Company’s Articles of Incorporation, its Article 17 states that the Board of Directors will be composed of 10 (ten) members, which are: (i) 06 (six) members nominated by the Ministry of Mines and Energy; (ii) 01 (one) member nominated by the Ministry of Planning, Budget and Management; (iii) 01 (one) member elected by the minority shareholders of common stock; (iv) 01 (one) member elected by the holders of preferred stock representing at least 10% (ten percent) of the Company’s capital, by separate vote, in accordance with the Corporations Act; and (v) 01 (one) member elected by the Company’s employees, in a procedure specifically conducted for this purpose, following laws in force.

If the proposed changes to the wording of the Company’s Articles of Incorporation, according to item 1 of the Notice Convening the Ordinary and Extraordinary General Meeting have not been rejected, the Company’s Articles of Incorporation will set out in Article 17, according to the current wording, that the Board of Directors will be composed of 10 (ten) members, with a unified mandate of 01 (one) year, and renewal is allowed.

In this regard, the Company’s Administration proposes that 10 (ten) members be elected, of which: (i) 6 (six) members will be nominated by the Ministry of State for Mines and Energy; (ii) 1 (one) member nominated by the Ministry of State for Planning, Budgeting and Management; (iii) 1 (one) will be a member elected by the minority shareholders holding common shares; (iv) 01 (one) a member elected by the holders of preferred shares, representing at least 10% (10 percent) of the shareholders' equity of the Company, by means of a separate vote, in accordance with the Corporations Act; and (v) 1 (one) a member elected by the employees of the Company, in a proceeding specifically held for this purpose in accordance with the laws in effect.

Considering the election of members to the Board of Directors, the information about the candidates nominated or supported by the Administration or by the controlling shareholders, pursuant to items 12.5 to 12.10 of the Reference Form, as required by CVM Instruction 481, is in Annex 3 (Board of Directors) of this document.

Under the terms of Article 17, V of the Articles of Incorporation of the Company and as described above, one of the members of the Board of Directors will be elected directly by the employees of the Company in a procedure organized by the Company jointly with the union entities representing them.

Owing to the fact that there was no election of a new representative of employees up to until now, under the terms of Paragraph 4 of Article 150 of the Corporations Act, the current employees’ representative shall be kept in office until a new representative is elected by the Company’s employees.

The Company emphasizes that on June 30, 2016 and December 27, 2016, respectively, the Federal Law No. 13,303 ("the Law of the States") and Decree No. 8,945, were edited, which dealt with the establishment and regulation of the legal statutes of public enterprises, joint stock companies and their subsidiaries, among which Eletrobras is found.

The Law of State-run Companies, in its Article 17, establishes that administrators and members of the Fiscal Council of the Company must meet certain eligibility requirements in order to be elected and sworn into office, and the Decree 8,945/2016 that regulates it, dispose in its article 22, that all appointments will be studied by an Eligibility Committee, responsible for verification, for each of the candidates, of these eligibility requirements listed in article 28 of the above-mentioned decree.

This obligation covers both the candidates appointed by the Federal Government, as well as the candidates nominated by minority shareholders, and those elected by the employees of the Company, in accordance with article 22 of the referenced Decree.

Accordingly, on January 25, 2017, the Transitional Internal Committee of Eligibility ("CITE"), was established, responsible for assessing the compliance of the candidates appointed by the shareholders and employees of the Company to compose the Board of Directors of the Company with the requirements in the Law of the State-owned Companies.

Thus, and in line with the provisions of Circular Letter/CVM/SEP No. 01/2017, the Administration advises that the candidates nominated by the controlling shareholder and by the minority shareholders of the Company, which are included in the Voting Bulletin, to compose the Board of Directors have had their profiles evaluated by CITE at meetings held respectively on March 20 and 27, 2017, with every one of them having been approved.

Information required by CVM Instruction 481 with respect to each of them is included in Annex 03 to this Administration Proposal.

Pursuant to Circular Letter/CVM/SEP/01/2017, the possible scenarios for election of members to the Board of Directors by the non-controlling shareholders can be found in Annex 7 of this document.

3.4.        Elect the members of the Supervisory Board and their alternates;

The Articles of Incorporation of the Company, in its article [36/37] provides that the Supervisory Board of the Company will have a permanent function, will consist of 5 (five) members and their respective alternates, and if the proposed changes to the wording of the Company’s Articles of Incorporation are approved, as per item 1 in the Notice Convening an Ordinary and Extraordinary General Meeting convened herein, the term of office of its members shall be 02 (two) years, with a maximum of 02 (two) consecutive reelections permitted, and if not then 01 (one) year, with unlimited reelections being allowed.

Considering that in the 56th Ordinary General Meeting, held on April 30, 2016, the current members were elected of the Company's Supervisory Board and their alternates, being established that the time period of their terms of office will end of the date of the realization of the Ordinary General Meeting of the year 2017, a new election will be necessary.

Concerning the composition of the Supervisory Board of the Company, the Bylaws provide that it shall be composed of 5 (five) members and their alternates, being: (i) 1 (one) member and his respective alternate, appointed by the Minister of Finance, as a representative of the National Treasury; (ii) 1 (one) member and his respective alternate, appointed by minority shareholders holding ordinary shares and elected through a separate vote; (iii) 1 (one) member and his respective alternate, appointed by holders of preferred shares and elected through a separate vote; and the 2 (two) remaining members and their respective alternates, elected through the majority principle, by shareholders holding shares with voting rights present at the Ordinary General Meeting.

Considering the election of members to the Fiscal Council, the information about the candidates nominated or supported by the Administration or by the controlling shareholders, pursuant to items 12.5 to 12.10 of the Reference Form, as required by CVM Instruction 481, is in Annex 4 (Fiscal Council) of this document.

The Law of state-run companies in its article 17 establishes that administrators and members of the Fiscal Council of the Company must meet certain eligibility requirements in order to be elected and sworn into office, and the Decree 8,945/2016 that regulates it in its article 22 that all indications will be studied by an Eligibility Committee, responsible for verification, for each of the candidates, of these eligibility requirements listed in article 28 of the mentioned Decree.

This obligation covers both the candidates appointed by the Federal Government, as well as the candidates appointed by minority shareholders, and those elected by the employees of the Company, in accordance with article 22 of the referenced Decree.

Accordingly, on January 25, 2017, the Transitional Internal Committee of Eligibility ("CITE") was established, responsible for assessing the compliance of the candidates appointed by the shareholders of the Company to compose the Company's Audit Board the requirements set out in the State Owned Companies Law.

Thus, and in line with the provisions of Circular Letter/CVM/SEP No. 01/2017, the Administration advises that the candidates nominated by the controlling shareholder and by the minority shareholders to compose the Fiscal Council of the Company had their profiles evaluated by the CITE, at a meeting held on March 27 and 20 of 2017, respectively, with all of them having been approved.

Information required by CVM Instruction 481 with respect to each of them is included in Annex 03 to this Management Proposal Proposal.

Pursuant to Circular Letter/CVM/SEP/01/2017, the possible scenarios for election of members to the Board of Directors by the non-controlling shareholders can be found in Annex 7 of this document.

3.5.        Establish the remuneration of the Administrators and members of the Fiscal Council of the Company.

The Corporations Act and the Company's Articles of Incorporation assign to the General Meeting the establishment of overall remuneration of the administrators and of the members of the Supervisory Board. So, with a view to the election of new members of the Board of Directors and the Supervisory Board of the Company, it is necessary to establish the overall amount of the remuneration for the period corresponding to their term of office, which will end at the next Ordinary General Meeting.

So, considering the responsibilities, the time devoted to their duties, their competence and professional reputation, the risks they assume and the market value of this type of service the Company proposes that the overall remuneration of the administrators and the members of the Supervisory Board, for the period corresponding to their term of office, which will end at the next Ordinary General Meeting, be approved in the amount of:

a)    R$ 18,344,591.33 (eighteen million, three hundred forty-four thousand, five hundred ninety-one Brazilian Reals and thirty-three cents) with sum lump to be allocated and distributed to the members of the Executive Officers and Board of Directors; and

b)    R$ 645,816.55 (six hundred forty-five thousand and eight hundred and sixteen Brazilian Reals and fifty-five cents) to the members of the Fiscal Council with sum lump to be allocated and distributed to the members of the Fiscal Council.

Considering the establishment of the remuneration of the administrators and the members of the Supervisory Board, the proposal for the remuneration of administrators and members of the Supervisory Board is better detailed in Annex 5 of this document and the information referred to in section 13 of the Reference Form, as required by CVM Instruction 481, in Annex 6 of this document.

Rio de Janeiro, March 27, 2017

Wilson Ferreira Júnior

Chief Executive Officer

Annex 1

Comments of the Administrators on the financial situation of the Company, pursuant to Section 10 of the Reference Form.

10.1 - Financial conditions and general assets

a) Financial conditions and general assets

The year 2016 for Eletrobras can be summed up in one phrase, it was a turning point, or a twist, for the history of the Company, which will be 55 years old in 2017. At the beginning of 2016, Eletrobras was faced with the enormous challenge of Protocol by the Securities and Exchange Commission the Forms 20-F of 2014 and 2015, subject to a penalty of being removed from the New York Stock Exchange (NYSE). It took an intense mobilization of our employees, consultants, contractors and the Office of Hogan Lovells, who conducted an independent investigation into allegations of irregularities in the works and enterprises in which Eletrobras has a shareholding participation, as a reflection of the Car Wash Operation.

On October 11, the work achieved success, with the filing of documents, which dealt in their content with the reflections of the conclusion of the independent investigation into the enterprises that Eletrobras holds. As a result of this investigative process started in 2014, in 2016, the Compliance Board was established, with the explicit goal of strengthening our internal controls, our channels of complaint and the culture of ethics, of integrity and of transparency in the Company.

As a sequence of implementation of our strategic planning for 2015-2030, we launched in November the Business and Management Master Plan for 2017-2021, entitled "Challenge 21 -Sustainable Excellence".  That plan was conceived under the aegis of the new Board of Directors, which was elected in the 165th Extraordinary General Meeting, led by José Luiz Alqueres, with the participation of professor Vicente Falconi, Wilson Ferreira Junior, Elena Landau, Esteves Colnago Junior, of Ana Paula, Vitali Janes Vescovi, Mozart de Siqueira Campos and of Carlos Eduardo Rodrigues Pereira as the representative of employees. Also in 2016, Mr.  José Paes Rangel, another representative of the minority shareholders, elected in the 56th Ordinary General Meeting joined the Board of Directors. To ensure the effectiveness in the strategic governance of the holding company, I, as CEO of Eletrobras, was also elected Chairman of the Board of the main generation and transmission subsidiaries (Chesf, Eletronorte, Furnas and Eletrosul).

In the "Challenge 21" three strategies and 18 initiatives to make the Company more efficient and sustainable are provided through more effective and transparent governance. Measures have been implemented to make a leaner organization for Eletrobras, with an emphasis on the extinction of a hierarchical level and the reduction of 53.9% in the number of positions commissioned, as managers, assistants and advisors. In 2017, the same guidelines apply in the subsidiaries and extraordinary retirement plans - PAE with a perspective of a reduction in personnel of about 5000 people will furthermore be implemented, among other actions.

We decided that Eletrobras will maintain its focus on the generation and transmission activities, preparing the privatization of the distribution companies of the group by December 31, 2017. The first of these, Celg-D, was sold at an auction of the BM&FBovespa in November, at a premium of 28%. The remaining six had their shareholder controls approved in the 165th Extraordinary General Meeting, held on July 22, 2016, and are included in the privatization program of the federal government called "Grow". And we will continue temporarily providing the customer service until the privatization, making every effort to reduce operational costs and increase the regulatory asset base.

In addition, Eletrobras will establish a divestment program in Special Purpose Entities (SPEs), in order to achieve a Net Debt/Ebitda management ratio of less than four times by the end of 2017.

An important achievement during the year was the accounting recognition on Eletrobras balance sheet of the claims pertaining to Eletrobras Basic Network of the Existing System (RBSE), which contributed R$18.876 billion to the profit for the period of 2016. Now the focus of Eletrobras is in receipt of compensation best suited for operation and maintenance of the generation and transmission assets whose concessions were renovated, in particular in the recognition of the improvements made in the system to ensure steady and intermittent power.

The year 2016 also marked the entry into commercial operation of the Belo Monte plant in 1,988.7MW, and the Jirau hydroelectric power plant, with an installed capacity of 46,856 MW. In 2016, Eletrobras attained 46,863 MW of installed capacity, considering their corporate investments and their proportional participation in the special purpose company.

The transmission line mesh of Eletrobras, on December 31, 2016, reached an overall total of 70,201 km, accounting for around 47% of the total transmission lines of the basic network of Brazil.

In total investments, Eletrobras realized R$8.7 billion with R$4.2 billion in corporate investments and R$4.4 billion through shareholding in Special Purpose Entities (SPEs).  In 2016, Eletrobras, through corporate investments or through SPEs, invested R$4.78 billion in generation, equivalent to 76.1% of the R$6.2 billion approved for the 2016 budget. R$2.56 billion in transmission, equivalent to 78.1% of the R$3.2 billion approved for the 2016 budget. The distributors of Eletrobras invested R$1.1 billion in 2016, which represents 74.4% of the planned amount for the period. In addition, the Company invested R$266 million in research, infrastructure and environmental quality.

In the field of partnerships, we can emphasize the signature, in November, in Bolivia, of an agreement between Eletrobras, the Bolivian State energy company, Ende, and the Latin America Development Bank (CAF), in order to initiate the necessary studies for the possible development of a binational hydroelectric project on the Madeira River.

In 2016, Eletrobras provided continuity to projects with the Kayapo community of Xingu, South of Pará, which has as its objective the construction of a qualified and transparent relationship, always respecting the traditional way of life of these communities, in addition to fostering sustainable economic activity and the strengthening of organizations representing them.

Recognizing the importance of volunteering, the Company supported the actions and campaigns developed in 2016 by Eletrobras Volunteers Program. The actions carried out in partnership with institutions that assist socially vulnerable groups have generated benefits for the public that was served, and contributed to the strengthening of the organizational culture and to the greater proximity of the Company with the community in which it operates.

The advances were recognized by the market. Eletrobras common shares were up 296%. The preferred shares were up 148%. Eletrobras also released its new IR Complaint’s Office, aiming to improve its investors’ service channel. In addition, the Company received from the magazine "Época Negócios" in October, the MarCo Prize, awarded to the most prestigious companies in Brazil, in a ranking conducted by the consulting firm, Trojan Branding, in which it occupies the first position in the energy sector.  Finally, for the tenth consecutive year, Eletrobras is part of the corporate sustainability Index of the Securities Exchange of São Paulo (ISE), reflecting the commitment of the Company and of its professionals to continuous improvement of its processes and results for the Brazilian company.

Eletrobras will turn 55 years old in June 2017. If Brazil was able to go from an installed capacity of 1.9 GW in the early 50's to over 142 GW of energy in 2016, with an interconnected system in all regions of the country, much is due to the commitment and expertise of the Company. But that would not be possible without the work of all our employees, for whom Eletrobras and Brazil have a lot to be thankful. It also wouldn't be possible to get this far without a cordial relationship, and constructive dialogue with all our stakeholders, impacted communities, shareholders, suppliers, among others. We owe to each of these audiences, and the solid relationships we have established with them, the 55 years of existence of our Company. And we count on them all for the reinvention, day by day, of our future.

In response to the investigations within the scope of “Operation Lava Jato” on irregularities involving employees, contractors and suppliers of Eletrobras and special-purpose companies (SPE) in which Eletrobras holds a minority shareholding, in 2015 the Board of Directors of the Company (CAE) decided to begin an investigative process, given the risk of the stated irregularities affecting some of Eletrobras’ main investments.

In order to conduct an investigation, the US law firm Hogan Lovells US LLP was hired, which has a renowned specialization in investigative shares, and the Independent Investigation Management Commission (CIGI) was implemented, composed of reputable and independent specialists hired to supervise the investigation process.

The investigative proceeding followed the principles adopted by the Securities and Exchange Commission (SEC) and the Department of Justice (DOJ), for procedures of this kind, since after 2008, when Eletrobras began to trade on the New York Stock Exchange by means of ADR’s (American Deposit Receipts), it became subject to US laws that regulate eh capitals market, especially all of the regulations established by the US Securities and Exchange Act. Among these laws is the Foreign Corrupt Practices Act (FCPA), which in short, criminalizes acts of corruption, such as payment to employees of foreign governments, political parties, candidates to foreign political positions, in exchange for commercial or economic advantages.

In this context, the scope of the independent internal investigation includes an evaluation of any irregularities that may exist, including violations of the FCPA, of Brazilian laws, and of the Code of Ethics and integrity policies of Eletrobras.

Throughout 2015 and 2016, within the scope of Operation Lava Jato, the operations Radioatividade (radioactivity) and Pripyat resulted in arrest warrants for former executives of Eletronucelar, as well as for other parties. Eletrobras has been cooperating with the authorities in the sharing of information brought up by the independent investigation, including participating as assistant accuser against the defendants in these criminal proceedings.

In an attempt to facilitate and guarantee the advancement of the investigations, the Company’s administration has been adopting the governance measures required and/or recommended by Hogan Lovells, by the Independent Commission. Since the investigation began, Eletrobras replaced all of its Board of Directors, hired a new CEO, and has been reinforcing its compliance structure. In mid-2016, the Compliance Board was created, responsible for coordinating the compliance program and managing risk in the Company and in its subsidiaries.

In the same direction, Eletrobras reviewed specific contracts which the investigations pointed out to have possible irregularities. These contracts were suspended if any irregularities were found.

In regards to the employees and directors involved in the situations found in the investigation, Eletrobras already took punitive measures in the administrative sphere, including suspending and dismissal from employment agreements.  At the moment, the legal possibility of liability from such employees is being studied, on a civil sphere, and Eletrobras is already negotiating with the Attorney General of the Union regarding the filling of any lawsuits on improbity in the future.

In October of 2016, the independent investigation completed the stage whose objective was to identify unlawful actions that could cause any distortions in the consolidated financial statements of the Company.  In this stage, overbilling was found in relation to fraudulent tenders originating from the practice of cartels and bribery that was alleged to have been paid by certain contractors and suppliers contracted, since 2008.

However, there is not sufficient information that would allow the Company to determine the specific periods in which overpayments were made. Thus, the Company is of the understanding that, after making all reasonable efforts, it is impractical to determine the effects by specific prior periods, from illegal payments in their consolidated financial statements, with changes recorded for the improper payments, and therefore incorrectly capitalized on September 2016.

The Company has not traced any contracts after December 31, 2015 that may have been impacted by the overprice scheme. Therefore, Eletrobras registered the write-off of the costs capitalized in the fixed assets amounting to R$ 211,123 thousand representing the estimate unduly paid amounts in previous periods, out of this amount, R$ 143,957 thousand have already been recognized as impairment in previous periods, leading to the reversal of the provision. There was also recognition of a loss of R$ 91,464 thousand in the investment result in Norte Energia S.A., SPE not controlled by Eletrobras and assessed by equity method.

A summary of these changes to the consolidated balance sheet and to the statement of results for the year ending on December 31, 2016 is the following:

Investigation Findings	12/31/2016
Angra 3	(141,313)
Mauá 3	(67,166)
Simplício	(2,644)
(211,123)

Balance Sheet	12/31/2016
Fixed Assets
Costs	(211,123)
Impairment provision	143,957
Investments – Equity Method	(91,464)
(158,630)

Income Statement	12/31/2016
Investigation Findings	(211,123)
Reversal of Impairment (Operational Provisions)	143,957
Equity Earnings	(91,464)
(158,630)

Eletrobras has been implementing several governance and remediation efforts, taking the necessary measures to investigate the allegations connected to the Car Wash Operation, in addition to assessing the possibilities of redress connected to the damage undergone as a result of unlawful conducts.

However, even though the investigation stage was completed with the purpose of performing the accounting recognition of the unlawful acts, additional procedures connected to the investigation process are still underway, especially to meet the requirements of the Enforcement commissions of SEC and DOJ.

As Eletrobras is currently aware, these procedures are not expected to bring relevant additional information that may impose significant impacts to the financial statements. However, the investigations of “Car Wash Operation" have not yet been completed and the Public Prosecutor’s Office may take a considerable time to complete all procedures of assessment of the facts. This way, new relevant information may be revealed in the future, which may lead Eletrobras to recognize additional adjustments to its financial statements.

In January 2017, the Board of Directors of Eletrobras approved the negotiations for engagement of an American law firm to conduct the new stage of the investigation process. At the same meeting, the Board of Directors authorized the signature of legal instruments with American authorities (“Tooling Agreement and Statute of Limitation The Second Consecutive”), extending the prescription term for the investigation action. The signature of these documents evidences the cooperation and good faith of Eletrobras with regard to the US authorities, treating all concerning corporate matters in a clear and transparent manner.

To continue the negotiations with the American and Brazilian regulators and the development of additional investigation procedures, Eletrobras is holding a bidding process aimed at engaging an American law firm.

However, owing to the bidding procedures to which Eletrobras is subject as a member of the Indirect Public Administration, the engagement of the American law firm that will conduct the new stage of the investigation process is not completed yet.

In order to guarantee the continuance of the investigation procedures while such engagement was not completed, an Interim Work Group was established, including members of the Compliance Department, whose main function is to accomplish efforts arising from the activities performed over the course of the investigation action carried out, under the supervision of CIGI.

Evaluation of Indicators

The table below presents the evolution of indicators considered important by the Administration for the evaluation of the Company and it financial situation and assets:

	On December 31,
	2016	2015	2014
Current Liquidity Index¹	0.94	1.05	1.58
Gross Financial Debt²	42.6	43.4	36.4
Cash and Cash Equivalents³	17.7	23.8	17.5
Net debt[4]	23.5	17	16.5
Immediate liquidity[5]	0.53	0.85	0.91
Net leveraging[6]	52.90%	40.70%	28.90%
¹ Corresponds to the division between the current assets and current liabilities.
² Corresponds to financing to pay, without regard to the figures relating to the RGR that has a counterpart in the assets.
[3] Corresponds to the sum of (i) cash and cash equivalents, real estate securities; and (ii) financing to be received without RGR;
[4] Corresponds to the Gross Financial Debt subtracted from Liquid Assets
[5] Corresponds to the division between the liquid assets and current liabilities.
[6] Corresponds to the division between the net debt and net equity.

There was deterioration of the liquidity index of Eletrobras between December 31, 2014 and 2015, mainly arising out of an increase of the current liabilities, which amounted to R$28.1 billion on December 31, 2015 compared to R$19.3 billion on December 31, 2014. In relation to 2016, there was a decrease from 1.05 to 0.94, then again as a result of an increase to the current liabilities, which went from R$28.1 billion on December 31, 2015 to R$33.5 billion on December 31, 2016. An important aspect was the increase to the amount of accounts of Current Liabilities between 2015 and 2016: Loans and financings, Suppliers and Onerous Contracts increased 38%, 20% and 119%, respectively, over said periods.

Relating to to the evolution of the net debt, there was an increase, from R$16.5 billion on December 31, 2014 to R$17.0 billion on December 31, 2015 and R$

billion on December 31, 2016, mainly as a result of the increase of the Gross Financial Debt over the period, changing, respectively, from R$36.4 billion on December 31, 2014 to R$43.4 billion on December 31, 2015 and R$42.6 billion on December 31, 2016, especially as a result of the increase in the need for engagement of loans and financings to provide for the need for investments of the Company in the period, as a supplement to the funds arising from its operating cash generation.

In turn, the evaluation of the immediate liquidity index shows that the capacity of the Company to settle its commitments in the short run kept virtually stable from December 31, 2014 to December 31, 2015, amounting to 0.91 and 0.85, respectively. In turn, on December 31, 2016, it reached 0.53. This was possible owing to a drop in the Cash and Cash Equivalents, which changed from R$23.8 billion on December 31, 2015 to R$17.7 billion on December 31, 2016, jointly with an increase of the current liabilities that ranged from R$28.1 billion on December 31, 2015 to R$33.5 billion on December 31, 2016. An important aspect was the increase to the amount of accounts of Current Liabilities between 2015 and 2016: Loans and financings, Suppliers and Onerous Contracts increased 38%, 20% and 119%, respectively, over said periods.

In turn, the evaluation of the immediate liquidity index shows that the capacity of the Company to settle its commitments in the short run kept virtually stable from December 31, 2014 to December 31, 2015, amounting to 0.91 and 0.85, respectively. In turn, on December 31, 2016, it reached 0.53. This was possible owing to a drop in the Cash and Cash Equivalents, which changed from R$23.8 billion on December 31, 2015 to R$17.7 billion on December 31, 2016, jointly with an increase of the current liabilities that ranged from R$28.1 billion on December 31, 2015 to R$33.5 billion on December 31, 2016. An important aspect was the increase to the amount of accounts of Current Liabilities between 2015 and 2016: Loans and financings, Suppliers and Onerous Contracts increased 38%, 20% and 119%, respectively, over said periods.

Lastly, the net leveraging changed from 40.7% on December 31, 2015 to 52.9% on December 31, 2016, being 28.9% on the same date of 2014, such increase happened owing to the increase of 37.8% in the net debt from 2015 to 2016 and also owing to the need for engaging financing indebtedness to accomplish the current investment and expense plan of the Company, which were not fully supported by the cash generation.

With respect to this item 10 of the Reference Form, we clarify that, in conformance with the guidelines of the Circular Letter/CVM/SEP No. 01/2017, the values disclosed refer to consolidated accounting information of Eletrobras.

b) Capital structure

Eletrobras ended the year 2016 with a net debt of approximately R$ 23.5 billion, compared to a net debt of approximately R$ 17.0 billion on December 31, 2015 and a net debt of R$ 16.5 billion on December 31, 2014. The long-term debt of Eletrobras, excluding the amount corresponding to the Global Reversion Reserve (RGR), corresponded to 85% of the total indebtedness of the Company as of December 31, 2016.

The table below shows the calculation of net debt of Eletrobras for the periods indicated:

	On December 31,
R$ million, except for percentages	2016	2015	2014
Financing to be paid without RGR	42.6	43.4	36.4
(-) Cash and cash equivalent cash + deeds and real estate securities	6.4	8.4	5.4
(-) Financing to be received without RGR	11.3	15.4	12.1
(-) Itaipu Financial Asset	1.4	2.6	2.5
Net debt	23.5	17.0	16.5

The indicator measured by the relationship between third-party liabilities and total liabilities increased from 72.1% on December 31, 2015 to 74.9%% on December 31, 2016 (60.7% on the same date in 2014). In addition, because of its specific characteristics (as a Global Reversal Reserve (RGR) Sector Fund Manager – justifying its own compensation), Eletrobras has determined to make changes in its liabilities that relate to its assets.

In compliance with Federal Law 11,480/2007, of 2007, the adjustment factor was eliminated, calculated on the basis of the consumer price indices (consumer price index - CPI and Industrial goods), of the financing agreements concluded between Eletrobras and Itaipu Binacional and of credit transfer agreements signed with the National Treasury, with the Company being ensured in relation to the maintenance of its revenue flow, given that Decree No. 6,265/2007 was issued, stating that a factor equivalent to the previous readjustment factor being transferred to distributors of energy annually.  Thus, Decree 6,265/2007 created an asset relating to part of the annual differential determined, equivalent to the annual adjustment factor removing financing, included annually from 2008, in the rate of transfer, practiced by the Company, while preserving the flow of receivables originally established in the financing agreements, which we refer to as the "Financial Asset of Itaipu". The values relating to the annual readjustment factor are defined annually by a Ministerial Ordinance of the Ministries of Finance and of Energy and will be realized through their inclusion in the transfer rate to be used until 2023. The balance resulting from the adjustment factor of Itaipu Binacional, inserted under the heading of Financial Assets presented in the Non-Current assets, amounts to R$ 3.161 billion on December 31, 2016, equivalent to US $ 970 million (R$ 5.976 million on December 31, 2015, equivalent to US $1.53 million), of which R$ 2.706 billion, equivalent to US $ 830 million, will be transferred to the National Treasury by 2023 as a result of the credit transfer operation carried out between the Company and the National Treasury, in 1999. These amounts will be realized by their inclusion in the transfer rate to be used until 2023. However, considering that the financial asset of Itaipu is a remuneration arising from the financing agreement concluded by Eletrobras in relation to Itaipu, the amount of the financial asset to be received by Eletrobras is being considered, as discounted, in the calculation of Net Debt.

The ratio between the total financing from capital sources and those from third-party sources of capital in the financial years ending as of December 31, 2014, 2015 and 2016 was 64.76% respectively, 38.68% and 33.42%. The table below demonstrates the evolution of these indicators throughout the years ending as of December 31, 2014, 2015 and 2016:

	Equity x Third Party Capital
	On December 31
R$ million, except for percentages	2016	% Total	2015	% Total	2014	% Total
Third-party capital
Current Liabilities	33,600	18.98%	28,100	26.04%	19,284	13.33%
Noncurrent Liabilities	99,323	56.12%	79,807	73.96%	68,499	47.36%
Total Liabilities	132,923	75.10%	107,907	72.11%	87,783	60.69%
Equity
Net Shareholders' Equity	44,065	24.90%	41,739	27.89%	56,849	39.31%
Total Net Assets	44,065	24.90%	41,739	27.89%	56,849	39.31%
Total (Shareholders' Equity + Third Party Capital)	176,988	100.00%	149,646	100.00%	144,632	100.00%
Shareholders' Equity / Third Party Capital	33.15%		38.68%		64.76%

c) ability to pay in relation to the financial commitments assumed

The principal resource requirements of Eletrobras refer to (i) payment or debt rollover, (ii) the financing of its projects of generation, transmission and distribution and (iii) the possibility of participation, through its subsidiaries, in auctions for new transmission lines and new contracts for generation, given that in the event that Eletrobras is the successful bidder in any of these auctions, it will require additional funds to fund the investments required to expand the applicable operations and (iv) financing of the programs of dismissal of employees provided for in PDNG 2017-2021.

Consistent with other companies in the industry, the Company monitors its commitments based on the financial leverage index. This index corresponds to the net debt divided by total capital. The net debt, in turn, corresponds to the total of loans and financing (excluding amounts for the RGR and including short and long-term loans, as shown in the consolidated balance sheet), subtracted from the amount of cash and cash equivalents. Total capital is calculated by means of the sum of shareholders' equity, as shown in the consolidated balance sheet, with net debt.

The risk classification of Eletrobras, in accordance with rating agencies, is linked directly with the ratings obtained by Brazil, as the Government is the majority shareholder of the Company. On December 31, 2016, the risk rating of Eletrobras was as follows:1

Agency	National Classification/Perspective	Latest Report
Moody’s Issuer Rating	“Ba3”: / Negative	02/26/2016
Moody’s Senior Unsecured Debt	“Ba3”: /Negative	02/26/2016
Fitch Senior Unsecured Debt Rate	“BB” : / Negative	11/29/2016
Fitch LT Foreign Currency Issuer	“AA-”: / Stable	11/29/2016
S&P LT Local Currency	“BB” / Negative	05/19/2016
S&P LT Foreign Currency	“BB“ / Negative	05/19/2016

The Board of Officers of the Company believes that Eletrobras presented until December 31, 2016, the assets and financial conditions to honor their financial commitments through the combined use of its operating cash flow, the receipt of all the claims already approved by the Government authorities as a result of Law No. 12,783/2013 (first section) and funds from loans and financing already assumed and that could be assumed, if necessary.

d) sources of financing for working capital and to investments in noncurrent assets used

The main sources of financing for working capital and investment in non-current assets of Eletrobras in the last 3 (three) years were: [(i) the compensation from the renewed concessions in the light of Law No. 12,783/2013 already approved by the concession grantor (first section); (ii) the values to be compensated arising from commercialization of energy generated by Itaipu; (iii) amounts receivable relating to financing and the financial asset of Itaipu in conformance the provisions of Act no. 11,480/2007, (iv) its own generation of operating cash flow, (v) loans received from various national and international sources, such as Caixa Econômica Federal ("EFC"), Banco do Brasil S.A. ("BB") and Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") (vi) funds from International Credit Agencies; and for future capital increases made by the Government. In addition, they arise from various financial applications that Eletrobras realizes with BB and CEF, taking into consideration that Eletrobras is required by law to deposit in the federal banks and CEF BB any funds from its cash availability.

¹On 17/03/2017, Moody’s updated the perspective of Classifications attributed to Eletrobras to Stable, as reported to the marked on the same date.

The table below shows, for the periods indicated, the evolution of the generation of operating cash flow and gross debt of Eletrobras:

	In the fiscal year ended on December 31 or December 31
R$ billion	2016	2015	2014
Operating Cash Flow	1.9	6.6	5.2
Gross Financial Debt¹	42.6	43.4	36.4

¹ Corresponding to the financing to be paid, without considering the RGR amounts due by a company outside the Eletrobras group (R$ 1,885 million) and the credits referring to the federalization of the Distributors, pursuant to Article 21-A and Article 21-B of Law 12,783 2013 (R$ 1,355 million).

From time to time, Eletrobras considers new opportunities for potential investments and can finance these investments with money generated by its operations, loans, via the international capital market, capital increases or other sources of financing that may be available at the time in question.

e) sources of financing for working capital and for investments in noncurrent assets they are intended to be used to cover liquidity deficiencies

In the event that it is necessary to obtain funds to make investments in noncurrent assets, Eletrobras can obtain financing through the BNDES, CEF, BB, multilateral agencies such as the Inter-American Development Bank (IDB), the International Bank for Reconstruction and Development (IBRD), Corporación Andina de Fomento (CAF) and the Japan Bank for International Cooperation (JBIC), in addition to performing transactions with financial institutions, especially in "A/B Loan" method (consisting of the grant of part of the loan by a multilateral institution and another Part By a syndicate of institutions), and issue bonds in international capital markets, depending on the costs involved. In addition to this, Eletrobras may resort to capital increase options.

The time periods for financing, loans or securities that may be issued shall be compatible with the construction schedule of the generation and transmission of power from Eletrobras, in the same manner that the cost should be appropriate for the cash flow of the project, considering the characteristics of competition of concession auctions of generation and transmission of energy.

Another source of funds corresponds to the financial income relating to electric power transmission assets existing on May 31, 2000, the so-called facilities of the Basic Network of the Existing System - RBSE relating to transmission lines whose concessions were renewed in 2012, as regulated by the Ordinance of the Ministry of Mines and Energy number 120 number of April 20, 2016 (second section). The payment of this revenue will occur over future years and on December 31, 2017, Eletrobras owned the balance of R$ 36.6 billion to receive this ownership, comprising, therefore, an important source of funds for the Company.

The Administration of Eletrobras believes that the Company would be able to fund its working capital needs as they occur.

f) levels of indebtedness and the characteristics of such debts, describing: (i) loan contracts and relevant financing; (ii) other long-term relationships with financial institutions; (iii) degree of subordination between the debts; and (iv) any restrictions imposed on Eletrobras, in particular, concerning the limits of indebtedness and contracting new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer of new securities as well as whether the issuer is complying with those restrictions;

(i) loan contracts and relevant financing

Loans taken out by the Company:

The financing obtained by Eletrobras corresponds mainly to loans taken out with the BNDES, Caixa Econômica Federal and Banco do Brasil, as well as multilateral international agencies, such as IDB, BIRD, CAF and JBIC. These contracts follow the pattern of generally applicable clauses to contracts with multilateral agencies, which are agreed upon in negotiations with these entities, and generally rely on a guarantee provided by the Federal Government. Eletrobras also issued securities in the international market, whose expirations will occur in 2019 and 2021.

In the year 2016, Eletrobras chose not to access the local or external capital markets. Furthermore, it also chose to not take out loans in the local or external banking market, while its subsidiaries have taken out some loans in order to comply with their respective investment programs and honor the necessary expenses for their operations, as was the case of the distributors. The choice of Eletrobras to not obtain funds in the year 2016 both in the local and external market was basically due to the current economic situation of the market and to the new strategic planning of the Company that intends to reduce its financial leverage, by reducing its Net Debt and improving its EBITDA.

As loan and financing contracts relating to Eletrobras (i) two financing agreements with the CAF; (ii) the Certificates of Bank Credit - CCBs signed with the Banco do Brasil - CCBs signed with the Banco do Brasil - BB and Caixa Econômica Federal - CEF; and (iii) the bonds released in 2009 and 2011. These referenced contracts, jointly total 84.88% of total debt of the Company. The contracts obtained with the CAF in 2008 and 2010 are valued at $600 million and $500 million, respectively, and are paid in semi-annual installments. The interest rate of the first contract consists of the LIBOR plus 2.05% spread for Part A and 1.5% for B (concluded in August 2015). Payments are made in the months of February and August and their maturity will occur on August 8, 2020. For the second contract, the interest rate is composed also by LIBOR plus 2.75% but the spread is 2.75% for part A and 1.75% for part B. The payments are made in the months of May and November and their maturity will occur on November 29, 2020. The debit balance of the two contracts, on 12/31/2016, was $70.6 million and $184.1 million, respectively. The amount obtained through the BB and CEF consists of three parts: the first of R$ 2.5 billion, maturing in July 25, 2022; the second of R$ 2.0 billion, maturing in October 25 2022; and the third, also of R$ 2.0 billion, maturing on January 25, 2023, totaling R$ 6.5 billion. The payment of installments is made monthly and interest relating to the CCBs that are components of the contracts are 119% of the CDI. Finally, the Bonuses contracted in 2009 and 2011 have a value of US$ 1.0 billion and US$ 1.75 billion. The first operation was contracted with Credit Suisse, and the second with Santander and Credit Suisse. The maturity of the first release occurs on July 30, 2019 and the second on October 27, 2021. The interest is 6.875% for the first bond and 5.75% for the second.

The Eletrobras companies, on December 31, 2016, were parties to the contracts in relation to liabilities, loans, financing and bonuses, which totaled R$45.6 billion, for which R$ 5.9.billion represented short-term obligations and R$ 39.8 billion related to long-term obligations (R$ 46.4 billion on December 31, 2015 and R$ 39.5 billion on December 31, 2014), whose composition by currency is as follows:

	On December 31, 2016
	Balance (in thousands of Brazilian Reals)%
Foreign currency
Non-indexed USD	9,242,584	20.3%
USD with LIBOR	2,551,902	5.6%
EUROS	203,712	0.4%
YEN	92,353	0.2%
Other	1,304	0.0%
Subtotal	12,091,855	26.5%

National currency
CDI	12,701,548	27.8%
IPCA	531,933	1.2%
TJLP	10,063,827	22.1%
SELIC	1,675,353	3.7%
Other	1,359,417	3.0%
Subtotal	26,332,078	57.7%
Not Indexed	7,196,495	15.8%
Total	45,620,428	100%

The following table shows the schedule for payment of loans, financing and bonuses, which totaled R$ 45.6 billion on December 31, 2016:

Loans and Financing	Amortization flow (base date of December 31, 2016)
	(in thousands R$)	AV%
Short Term
2017	5,833,547	12.79%
Long Term
2018	6,439,604	14.12%
2019	7,745,876	16.98%
2020	3,697,570	8.11%
2021	8,849,279	19.40%
2022	8,431,917	18.48%
After 2022	4,622,634	10.13%
Total	45,620,427	100.00%

On December 31, 2016, the following relevant financial contracts of Eletrobras (SP) were in effect:

(a) BID: Loan obtained from the BID, in April 1998, in the amount of US$ 307.0 million, with a guarantee of the Federal Government, for a period of 20 years. The interest rate of this contract is composed of the BID spread (based on historical cost and current bank indebtedness) and fixed rate of 3.69%, established from 2010 (based on LIBOR of the effective date of conversion provided by the BID), and the average rate in the year 2016 was 4.84 percent. The payment of interest and of the principal relating to the loan is made twice a year, in June and December. The open balance of this financing in December 31, 2016 was R$ 91.0 million.

(b) JBIC: Loan from the Eximbank, the former name of Japan Bank International Corporation, with guarantee from the Federal Government, in the amount of 4.5 billion yen, equivalent at the time of signature of the contract, to US $ 300.0 million for a period of 20 years and a variable interest rate equivalent to the JLT Prime rate, plus a spread of 0.2%. The payment of interest on the loan is made twice a year, in the months of April and October. The open balance of this financing on December 31, 2016 was R$ 91.9 million.

(c) KfW: Loan with the Kreditanstalt für Wiederaufbau – KfW, with a guarantee from the Federal Government, in the amount of € 13,300,000, with funds originating in negotiations of protocols for financing of renewable energy projects that have occurred in the years 2000 and 2001, and that resulted in the signing of the agreement on financial cooperation between the Governments of Germany and Brazil, on November 27, 2003.    The signing of the contract for the first installment occurred on December 12, 2008. The term of the loan is 30 years and the interest rate is 2%. The payment of interest on the loan is made twice a year, in the months of June and December. The payment of the principal will begin in December 2018.

On November 1, 2012, there was the signing of the second section of the financing contract concluded with the KfW, in the amount of € 45.9 million, with a guarantee from the Federal Government, with 5 years grace period and with a total period of 30 years. The average of the interest rates practiced in that financing is 2.93% p.a. The payment of interest on the loan is made twice a year, in the months of June and December. The payment of the principal will begin in December 2017. The funds will be allocated, through a transfer of Eletrobras, to the São Bernardo complex project, belonging to the controlled Eletrosul, which involves the implementation of four small hydropower plants (PCHs), in the State of Santa Catarina. The open balance of this financing on December 31, 2016 was R$ 203.7 million.

(d) China Development Bank / BNP Paribas: Loan by the China Development Bank and BNP Paribas, signed in April 2007, in the amount of US$ 430.0 million, whose funds were used in the financing of the Candiotti Thermal Plant II, of the CGTEE subsidiary. The transfer agreement was signed between this subsidiary and Eletrobras. The funds of the loan were drawn in full by May 2010. There was no provision of any guarantees. The payment of interest and of the principal relating to the loan is made twice a year, in June and December. The open balance of this financing on December 31, 2016 was R$ 572.4 million.

(e) Syndicated loan in "A/B loan" method, via CAF: Syndicated Loan in "A/B loan" method, obtained by the CAF in August 2008. The loan, in the amount of US$ 600.0 million, was structured as follows: (i) Part A, for US$ 150.0 million, directly with the CAF, with a term of 12 years; and (ii) Part B, corresponding to US$ 450.0 million, with a syndicate of 16 banks, with a maturity of seven years. The contracted interest rate consists of the variation of LIBOR plus a spread of 2.05% to 1.5% for part A and part B). There was no provision of any guarantees. The payment of interest and of the principal relating to the loan is made twice a year, in February and August. On December 31, 2016, the open balance of this financing was R$ 230.1 million.

(f)  CAF and BBVA, HSBC, Mercantil, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi: Eletrobras concluded, in November 2010, an agreement for a syndicated loan, of US$ 500.0 million, in the "A/B loan" method, through CAF and BBVA, HSBC, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi. The operation was structured in such a way that Part A US $ 125.0 million, came under the responsibility of CAF, while part B US $ 375.0 million, was employed by a syndicate formed by other banks. The loan offers a 10-year settlement period for Part A and seven years for Part B. The contracted interest rate consists of the variation of LIBOR plus a spread of 2.75% to 1.75% for part A and part B). The payment of interest on the loan is done twice a year, in May and November. The open balance of this financing through CAF on December 31, 2016 was R$ 599,9 million.

(g) World Bank: Loan obtained from the World Bank, in the amount of US $ 495.0 million, with a guarantee from the Federal Government, for which the agreement was signed on February 24, 2011. The funds will be used to finance Power Project +, whose main objective is to improve the quality of services provided and contribute to the achievement and maintenance of the financial equilibrium of the Eletrobras distribution companies. The loan account has a guarantee from the National Treasury. The payment of interest on the loan is made twice a year, in the months of March and September. The principal began to be paid in March 2016. The open balance of this financing in December 31, 2016 was R$ 770.1 million.

(h) BNDES: On June 24, 2013, Eletrobras signed with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) a Bank Credit Note - CCB, in the amount of 2.5 billion, paid at the Selic Rate plus 2.5% spread. The term of the contract is 5 (five) years and it has a grace period of 12 months, being amortized over 8 successive, semi-annual payments. The funds were intended for working capital and the operation has a guarantee from the Federal Government. The first withdrawal of this loan, in the amount of R$ 2.0 billion, occurred on June 28, 2013. The second withdrawal, in the amount of R$ 500 million, occurred on December 16, 2013. The open balance of this loan agreement on December 31, 2016 was R$ 1.67 billion.

(i)  Caixa Econômica Federal and Banco do Brasil: A loan was agreed to in August 2014 1 from the Caixa Econômica Federal, Banco do Brasil and Eletrobras, in the amount of R$ 6.5 billion, with a guarantee from the Federal Government, and with R$ 4.0 billion provided by the Banco do Brasil and R$ 2.5 billion by the Caixa Econômica Federal. The time period of the operation is eight years, with a two-year grace period counting from the disbursements. The amortization of the principal is monthly and began in August of 2016, and the remuneration shall be of 119.5% CDI. The operation has as its objective to use of working capital and the financing of investments of Eletrobras companies, in accordance with PDG/2014. The entire amount has already been released. The open balance of these operations on December 31, 2016 was R$ 6.27 billion.

(j)  Notes - Bond: (a) Credit Suisse and Santander: On October 27, 2011 Eletrobras ended a bond release operation on the international market, in the amount of $1.75 billion, with the Banks Santander and Credit Suisse acting as the global structuring entities of this operation.   The bonds were issued with a maturity of 10 years due on October 27, 2021, with full recovery on the due date and with a semiannual interest rate coupon of 5.75% per year. There was no issuance discount, which allowed obtaining a yield, return to the investor, at a rate equivalent to a 5.75% coupon; (b) Credit Suisse: Eletrobras concluded on 7/30/2009 the bond issue operation in the international market, in the amount of $1.0 billion, with Bank Credit Suisse acting as the global structuring entity of this operation. The securities were issued with a maturity of 10 years due on July 30, 2019, with full recovery on the due date and with a semiannual interest rate coupon at a rate of 6.875$ p.a. The open balance of these operations on December 31, 2016 was R$ 9 billion.

For further information about the bond issued by Eletrobras in the international market, see section 18.5 of the Reference Form of Eletrobras.

In relation to the Eletrobras System, Chesf, Eletronorte, Furnas, provided funds together with the Caixa Econômica Federal funds, through Bank Credit Notes.

Chesf provided R$ 200 million at a cost of 140% of the CDI for 60 months. Furnas provided R$ 600 million at a cost of 141% of the CDI for 72 months and Eletronorte provided R$ 400 million at a cost of 125% of the CDI for 36 months.

In addition, Eletrosul issued promissory notes, for a period of 1 year, in the amount of R$ 250 million. In this case, however, it was a debt rollover, since the Company allocated notes in this amount maturing in March 2016.

In addition, on December 31, 2016, the following financial agreements were in place relating to the subsidiaries of Eletrobras:

(a) BID: Furnas signed, on December 22, 2011, a financing agreement with the Inter-American Development Bank – BID in the amount of US $ 128.6 million. The financing has a period of 20 years, with a four-year grace period and an interest rate based on Libor and incident on the balance due. This financing has guarantee of the Federal Government. On December 31, 2016, the outstanding balance of the contract was R$369 million.

(b) BNDES: The BNDES finances several corporate projects of the Eletrobras Companies, as an example of the hydropower plants of Batalha, Simplício, Baguari and Tucuruí and thermonuclear plant Angra 3 and other expansion and maintenance projects. These loans present a cost in a range between the TJLP and TJLP +4% p.a. and repayment periods up to 2036 (average term of the debts is 15.5 years). On December 31, 2016, the debt balance of the contracts was R$ 6.9 billion.

(c) Caixa Econômica Federal: Eletronuclear concluded, in 2013, a financing agreement with Caixa Econômica Federal, in the amount of R$ 3.8 billion, for the purchase of imported equipment and payment of foreign services related to the construction of Angra 3 Thermonuclear Plant. The contract, however, became effective only in 2015, when the negotiations were completed with the Federal Government for it to provide a guarantee to Eletronuclear, through the presentation of a guarantee. As a counter-guarantee, Eletronuclear offered the Federal Government a pledge of its receivables from the Angra 1 and Angra 2 projects. The contract has a fixed interest rate of 6.5% per year, with a term of repayment of 25 years, with five years grace period. On December 31, 2016, the amount of R$ 2.45 billion had been withdrawn and, on the same date, the balance due was R$ 2.67 billion.

(d) Banco do Brasil: The companies Furnas, Eletrosul and Chesf hold all together corporate financing agreements with Banco do Brasil totaling, on December 31, 2016 a debt balance of R$ 2 billion. These loans have their expiration dates between February 2018 and December 2023 and a cost pegged to the CDI plus a spread ranging from 1% to 2.12% p.y.

The financing agreements assumed by Eletrobras is divided into contracts with guarantees and contracts with no guarantees. When guaranteed, the procedures for the guarantee that are used are (i) corporate guarantee; (ii) guarantee provided by the Federal Government, through the presentation of guarantees; or (iii) collateral (in particular, fiduciary assignment of receivables or a pledge of receivables or a pledge of the shares of the SPEs).

Funds borrowed from the CAF, the JBIC, the BNP/CDB, and the bond issued in the foreign markets do not have guarantees, and, on December 31, 2016, they had a total balance due of R$10.4 billion.

In turn, financing from the EXIM Bank, KfW, and the World Bank and relies on the guarantee of the Federal Government and, on December 31, 2016, this had a total balance due of R$ 1.2 billion.

In addition to the guarantee provided by the Federal Government, Eletrobras Holding contracts signed loan agreements with the BB/CEF and the BNDES, and as a counter-guarantee to the Federal Government, it pledged receivables relating to financing agreements concluded with Itaipu.

The same thing, as reported above, occurred with the contract signed by Eletronuclear with the Caixa Econômica Federal. In this contract, the Federal Government is the guarantor and, as a counter-guarantee, Eletronuclear offered a pledge of receivables relating to the sale of energy generated by the thermonuclear power plants, Angra 1 and Angra 2.

Finally, the contracts signed by Chesf and Eletronorte with the BNDES, in addition to the corporate guarantee of Eletrobras, have an additional guarantee based on a fiduciary assignment of receivables from the Annual Revenue Generation – RAG that Chesf justifies due to the availability of the Physical Guarantee and the Power of the Hydroelectric Plants of Luiz Gonzaga (Itaparica), Boa Esperança (Castelo Branco) and Xingó and based on a fiduciary assignment of receivables arising from the Contract of Purchase and Sale of Electric Energy – CCVE paragraph no. DEL-1327, freely concluded between Eletronorte and BHP Billiton Metais S.A., in the case of Eletronorte. These contracts, on December 31, 2016, presented a total debt balance of approximately R$954.5 million.

Guarantees provided by Eletrobras

Guarantees in relation to the ANEEL auctions

Eletrobras Companies was the successful bidder in various ANEEL auctions, conducted over the last few years and, therefore, will be responsible for the execution of projects in the areas of generation and transmission, individually or in partnerships through Special Purpose Entities - SPEs for which they have a participation in the majority of them, of up to 49 (forty-nine percent) of their shareholders' equity.

Therefore, in order to compose the structure of financing for the referenced projects, the SPEs negotiated financing with the Banco Nacional de Desenvolvimento Econômico e Social - BNDES, in which Eletrobras provided a corporate guarantee, limited to the proportion of the participation of its subsidiaries in the shareholders' equity of the SPEs.

These loans are entered into under the logic of "Finance Project", through which receivables originating from its own project are able to guarantee its debt.

However, since during the construction period, such receivables still cannot be realized, the financing entities require a corporate guarantee throughout this stage, and this guarantee is released, in most contracts, when the SPE can demonstrate that the receivables arising from the operation of the enterprises are capable of supporting the flow of amortization of the loans.

This means, in practical terms, the SPEs are presenting as a financing guarantee: (i) a corporate guarantee of the partners, in particular during the period of construction, in proportion to their participation in the shareholders' equity of the Company; (ii) an assignment of receivables of the project; (iii) the shares or quotas representing the shareholders' equity of the holding of the enterprise, owned by the partners.

The table below presents the guarantees granted to subsidiaries and the SPEs in which Eletrobras companies participate in projects that are under construction, as of December 31, 2016:

Projects	Financing Bank	Participation of the Subsidiary	Value of the Financing (Share of Subsidiary) R$ MM	Debit Balance on 12/31/2016 R$ MM
Norte Energia	BNDES	15.00%	R$ 2,025.00	R$ 2,275.16
Norte Energia	CEF	15.00%	R$ 1,050.00	R$ 1,218.88
Norte Energia	BTG Pactual	15.00%	R$ 300.00	R$ 348.25
Norte Energia	Contract Performance Guarantee	15.00%	R$ 39.22	R$ 39.22
Rouar	CAF	50.00%	R$ 31.83	R$ 31.83
Mangue Seco 2	BNB	49.00%	R$ 40.95	R$ 36.13
ESBR	BNDES	20.00%	R$ 727.00	R$ 874.31
ESBR	BNDES	20.00%	R$ 232.50	R$ 244.93
ESBR	REMITTANCE TO BNDES	20.00%	R$ 717.00	R$ 890.13
ESBR	REMITTANCE TO BNDES	20.00%	R$ 232.50	R$ 239.63
Cerro Chato I, II and III	Banco do Brasil	100.00%	R$ 223.42	R$ 100.31
RS Energia	BNDES	100.00%	R$ 126.22	R$ 54.21
Artemis Transmissora de Energia	BNDES	100.00%	R$ 170.03	R$ 27.54
UHE Mauá	BNDES	100.00%	R$ 182.42	R$ 138.51
UHE Mauá	BNDES/Banco do Brasil	100.00%	R$ 182.42	R$ 138.53
UHE Passo de São João	BNDES	100.00%	R$ 183.33	R$ 127.84
SC Energia	BNDES/Banco do Brasil	100.00%	R$ 50.00	R$ 11.74
SC Energia	BNDES/BDRE	100.00%	R$ 50.00	R$ 11.71
SC Energia	BNDES	100.00%	R$ 103.18	R$ 23.55
SC Energia	BNDES	100.00%	R$ 67.02	R$ 24.59
UHE São Domingos	BNDES	100.00%	R$ 207.00	R$ 173.33
RS Energia	BNDES	100.00%	R$ 41.90	R$ 31.33
RS Energia	BNDES	100.00%	R$ 9.41	R$ 7.67
RS Energia	BNDES	100.00%	R$ 12.00	R$ 7.94
UHE Passo de São João	BNDES	100.00%	R$ 14.75	R$ 10.57
Eletrosul Corporate Projects	Banco do Brasil	100.00%	R$ 250.00	R$ 195.70
Teles Pires	BNDES	24.50%	R$ 296.94	R$ 336.36
Teles Pires	BNDES/Banco do Brasil	24.50%	R$ 294.00	R$ 333.20
Teles Pires	Issuance of Debentures	24.50%	R$ 160.68	R$ 170.20
Livramento Holding	BNDES	49.00%	R$ 91.94	R$ 22.21
Chuí Holding	BNDES	49.00%	R$ 186.08	R$ 179.10
Transmissora Sul Brasileira de Energia S.A.	BNDES	80.00%	R$ 209.97	R$ 180.79
Transmissora Sul Brasileira de Energia S.A.	Issuance of Debentures	80.00%	R$ 62.04	R$ 88.05
Costa Oeste Transmissora de Energia S.A.	BNDES	49.00%	R$ 17.85	R$ 14.96
Santa Vitória do Palmar Holding S.A.	BNDES	49.00%	R$ 197.95	R$ 215.68
Santa Vitória do Palmar Holding S.A.	BRDE	49.00%	R$ 98.00	R$ 108.29
Santa Vitória do Palmar Holding S.A.	Issuance of Debentures	49.00%	R$ 44.10	R$ 55.68
Transmissora Sul Litorânea do Brasil	BNDES	51.00%	R$ 252.11	R$ 231.97
Complexo São Bernardo	KfW	100.00%	R$ 29.85	R$ 45.71
Complexo São Bernardo	KfW	100.00%	R$ 136.06	R$ 157.99
Complexo Eólico Livramento - Entorno II	CEF	100.00%	R$ 200.00	R$ 212.84
Eletrosul Corporate Projects 2	BTG Pactual	100.00%	R$ 250.00	R$ 285.31
Eólica Hermenegildo I S/A	BNDES	99.99%	R$ 109.57	R$ 109.04
Eólica Hermenegildo I S/A	BRDE	99.99%	R$ 47.76	R$ 49.47
Eólica Hermenegildo II S/A	BNDES	99.99%	R$ 109.59	R$ 109.08
Eólica Hermenegildo II S/A	BRDE	99.99%	R$ 47.78	R$ 47.85
Eólica Hermenegildo III S/A	BNDES	99.99%	R$ 93.37	R$ 92.93
Eólica Hermenegildo III S/A	BRDE	99.99%	R$ 40.70	R$ 40.77
Eólica Chuí IX S/A	BNDES	99.99%	R$ 31.56	R$ 31.41
Eólica Chuí IX S/A	BRDE	99.99%	R$ 13.76	R$ 13.78
São Luis II e III	BNDES	100.00%	R$ 13.65	R$ 7.86
Miranda II	BNDES	100.00%	R$ 47.53	R$ 20.07
Ribeiro Gonç./Balsas	BNB	100.00%	R$ 70.00	R$ 57.30
Lechuga/J. Teixeira	BASA	100.00%	R$ 25.72	R$ 19.86
Nobres Substation	BNDES	100.00%	R$ 10.00	R$ 6.57
Miramar/Tucuruí Substation	BNDES	100.00%	R$ 31.00	R$ 21.54
Extension of Lechuga Substation	BNDES	100.00%	R$ 35.01	R$ 24.88
Norte Brasil Transmissora	BNDES	49.00%	R$ 514.50	R$ 458.51
Norte Brasil Transmissora	Issuance of Debentures	49.00%	R$ 98.00	R$ 139.87
Linha Verde Transmissora	BASA	100.00%	R$ 185.00	R$ 201.44
Manaus Transmissora	BNDES	30.00%	R$ 120.30	R$ 95.82
Power Transmission Station	BNDES	100.00%	R$ 505.48	R$ 390.99
Power Transmission Station	BASA	100.00%	R$ 221.79	R$ 201.37
Power Transmission Station	BASA	100.00%	R$ 221.79	R$ 214.96
Rio Branco Transmissora	BNDES	100.00%	R$ 138.00	R$ 109.76
Transmissora Matogrossense Energia	BASA	49.00%	R$ 39.20	R$ 36.97
Transmissora Matogrossense Energia	BNDES	49.00%	R$ 42.78	R$ 29.41
Rei dos Ventos 1 Eolo	BNDES	24.50%	R$ 30.85	R$ 26.83
Brasventos Miassaba 3	BNDES	24.50%	R$ 30.98	R$ 26.94
Rei dos Ventos 3	BNDES	24.50%	R$ 32.53	R$ 28.28
Belo Monte Transmissora de Energia S. A.	Itau BBA	24.50%	R$ 49.74	R$ 49.85
Belo Monte Transmissora de Energia S. A.	Santander	24.50%	R$ 49.00	R$ 49.12
Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	100.00%	R$ 294.70	R$ 318.79
Belo Monte Transmissora de Energia S. A.	ABC	24.50%	R$ 18.38	R$ 19.26
Belo Monte Transmissora de Energia S. A.	Bank of China	24.50%	R$6.13	R$ 6.31
Belo Monte Transmissora de Energia S. A.	PINE	24.50%	R$6.13	R$ 6.39
Belo Monte Transmissora de Energia S. A.	China Construction Bank	24.50%	R$ 93.10	R$ 96.89
Belo Monte Transmissora de Energia S. A.	ICBC	24.50%	R$ 9.80	R$ 9.85
Norte Energia	BNDES	19.98%	R$ 2,697.30	R$ 3,030.51
Norte Energia	CEF	19.98%	R$ 1,398.60	R$ 1,623.55
Norte Energia	BTG Pactual	19.98%	R$ 399.60	R$ 463.87
Implementation of PAR and PMIS	BNDES	100.00%	R$ 361.57	R$ 322.78
Porto Velho Transmissora de Energia	BNDES	100.00%	R$ 283.41	R$ 245.68
Strengthening the Structure of Working Capital	CEF	100.00%	R$ 400.00	R$ 391.66
UHE Sinop	BNDES	24.50%	R$ 256.27	R$ 175.20
Angra III	BNDES	100.00%	R$ 6,146.26	R$ 3,480.34
ESBR	BNDES	20.00%	R$ 727.00	R$ 874.31
ESBR	BNDES	20.00%	R$ 232.50	R$ 244.93
ESBR	BNDES ASSIGNMENT	20.00%	R$ 717.00	R$ 890.13
ESBR	BNDES ASSIGNMENT	20.00%	R$ 232.50	R$ 239.63
Manaus Transmissora	BNDES	19.50%	R$ 78.20	R$ 62.28
Norte Energia	BNDES	15.00%	R$ 2,025.00	R$ 2,275.16
Norte Energia	CEF	15.00%	R$ 1,050.00	R$ 1,218.88
Norte Energia	BTG Pactual	15.00%	R$ 300.00	R$ 348.25
IE Madeira	BASA	24.50%	R$ 65.42	R$ 77.11
IE Madeira	BNDES	24.50%	R$ 455.50	R$ 376.32
IE Madeira	Issuance of Debentures	24.50%	R$ 85.75	R$ 122.20
Chesf Corporate Projects 1	Banco do Brasil	100.00%	R$ 500.00	R$ 256.40
Chesf Corporate Projects 2	CEF	100.00%	R$ 400.00	R$ 253.53
IE Garanhuns S/A	BNDES	49.00%	R$ 175.15	R$ 154.01
Chesf Corporate Projects 3	BNDES	100.00%	R$ 727.56	R$ 393.42
Chesf Corporate Projects 4	BNDES	100.00%	R$ 475.45	R$ 238.32
UHE Sinop	BNDES	24.50%	R$ 256.27	R$ 175.20
Chesf Corporate Projects 5	CEF	100.00%	R$ 200.00	R$ 202.62
UHE Batalha	BNDES	100.00%	R$ 224.00	R$ 150.92
UHE Simplício	BNDES	100.00%	R$ 1,034.41	R$ 647.66
UHE Baguari	BNDES	100.00%	R$ 60.15	R$ 36.36
Corporate financing	Banco do Brasil	100.00%	R$ 750.00	R$ 758.62
Rolagem BASA 2008	Banco do Brasil	100.00%	R$ 208.31	R$ 220.53
Innovation Projects	FINEP	100.00%	R$ 268.50	R$ 161.37
Corporate financing	Banco do Brasil	100.00%	R$ 400.00	R$ 379.97
UHE Santo Antônio	BNDES	39.00%	R$ 1,594.16	R$ 1,999.60
UHE Santo Antônio	BNDES	39.00%	R$ 1,574.66	R$ 2,064.09
UHE Santo Antônio	BASA	39.00%	R$ 196.33	R$ 238.75
UHE Santo Antônio	Issuance of Debentures	39.00%	R$ 163.80	R$ 218.53
UHE Santo Antônio	Issuance of Debentures	39.00%	R$ 273.00	R$ 242.23
UHE Foz do Chapecó	BNDES	40.00%	R$ 435.51	R$ 376.50
UHE Foz do Chapecó	BNDES	40.00%	R$ 217.75	R$ 190.53
UHE Foz do Chapecó	BNDES	40.00%	R$ 4.01	R$ 2.86
Centroeste de Minas	BNDES	49.00%	R$ 13.83	R$ 8.93
Rei dos Ventos 1 Eolo	BNDES	24.50%	R$ 30.85	R$ 26.83
Brasventos Miassaba 3	BNDES	24.50%	R$ 30.98	R$ 26.94
Rei dos Ventos 3	BNDES	24.50%	R$ 32.53	R$ 28.28
IE Madeira	BASA	24.50%	R$ 65.42	R$ 77.11
IE Madeira	BNDES	24.50%	R$ 455.50	R$ 376.32
IE Madeira	Issuance of Debentures	24.50%	R$ 85.75	R$ 122.20
Teles Pires	BNDES	24.50%	R$ 296.94	R$ 336.36
Teles Pires	BNDES/Banco do Brasil	24.50%	R$ 294.00	R$ 333.20
Teles Pires	Issuance of Debentures	24.50%	R$ 160.68	R$ 197.58
Caldas Novas Transmissão	BNDES	49.90%	R$ 2.42	R$ 1.76
Caldas Novas Transmissão	BNDES	49.90%	R$ 5.54	R$ 4.65
Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	100.00%	R$ 294.70	R$ 318.47
Belo Monte Transmissora de Energia S. A.	ABC	24.50%	R$ 18.38	R$ 19.26
Belo Monte Transmissora de Energia S. A.	Bank of China	24.50%	R$6.13	R$ 6.31
Belo Monte Transmissora de Energia S. A.	PINE	24.50%	R$6.13	R$ 6.31
Belo Monte Transmissora de Energia S. A.	China Construction Bank	24.50%	R$ 93.10	R$ 96.89
Belo Monte Transmissora de Energia S. A.	ICBC	24.50%	R$ 9.80	R$ 9.85
Mata de Santa Genebra	Issuance of Debentures	49.90%	R$ 234.03	R$ 244.02
2012-2014 Investment Plan	BNDES	100.00%	R$ 441.30	R$ 224.12
Empresa de Energia São Manoel	BNDES	33.33%	R$ 438.00	R$ 345.66
Empresa de Energia São Manoel	Issuance of Debentures	33.33%	R$ 93.33	R$ 98.12
Amazonas	Acknowledgment of Debt - Petrobras/BR	100.00%	R$ 2,405.98	R$ 2,831.33
Eletroacre	Acknowledgment of Debt - Petrobras/BR	100.00%	R$ 91.77	R$ 82.98
Boa Vista	Acknowledgment of Debt - Petrobras/BR	100.00%	R$ 19.32	R$ 16.10
Corporate Project	CEF	100.00%	R$ 94.91	R$ 50.75
Ceal Corporate Project	Banco IBM S/A	100.00%	R$ 10.74	R$ 6.74
Total			R$ 47,014.78	R$ 44,813.84

Other Guarantees not connected with the Projects

Eletrobras Company	Projects	Financing Bank	Participation of Subsidiary (%)	Value of the Financing (Share of Subsidiary)	Debt Balance on 31/12/2016 R$ MM	Date of termination of the guarantee
Amazonas Energia	Amazonas	Acknowledgment of Debt - Petrobras/BR	100.00%	R$ 2,405,978.72	R$ 2,405,978.72	01/30/2025
Eletroacre	Eletroacre	Acknowledgment of Debt - Petrobras/BR	100.00%	R$ 91,774.45	R$ 91,774.45	01/30/2025
CERON	Boa Vista	Acknowledgment of Debt - Petrobras/BR	100.00%	R$ 19,320.40	R$ 19,320.40	12/31/2024
Total				R$ 2,517,073.57	R$ 2,517,073.57

 (ii)     Other long-term relationships with financial institutions

On December 31, 2016, Eletrobras did not have other long-term relationships with relevant financial institutions other than those already indicated in the previous item.

(iii)     Subrdination Degree between the debts

Eletrobras debts are guaranteed by the Federal Government; through real guarantees (notably pledging of receivables from financing of Itaipu) or do not have any guarantee. The securities subsidiaries of Eletrobras are provided in large part By own Eletrobras itself, through a surety or guarantee, also there are cases of real guarantees on securities representing the shareholders' equity of the SPEs and/or on the receivables.

Considering the total current liabilities and non-current liabilities of the Company, the amount of R$ 121.3 billion related to unsecured obligations on December 31, 2016 (compared to R$ 93.1 billion on December 31, 2015 and R$ 78.1 billion on December 31, 2014). In turn, the amount of R$ 11.6 billion corresponded to debt securities guaranteed by means of real rights on December 31, 2016 (compared to R$ 14.8 billion on December 31, 2015 and R$ 9.7 billion on December 31, 2014).

Among the debts guaranteed by the Federal Government, in two of them, the Bank Credit Note signed with the BNDES in the amount of R $2.5 billion, and the Bank Credit Notes signed with Banco do Brasil and Caixa Econômica Federal, in the amount of R$ 6.5 billion, Eletrobras presents as counter-guarantee to the Federal Government a pledge of the receivables arising under Financing Contracts concluded by Eletrobras with Itaipu.

(iv)     Contractual Restrictions

Eletrobras as a debtor

Loans and financing contracts agreed to by Eletrobras, as well as the international bond issued by the Company, were concluded in accordance with the practices adopted in the international market for that type of agreement. Obligations assumed ("covenants") are usually contained in contracts with companies of the same type of credit risk at the time of agreeing to the obligations.

In the "A/B loan" agreements, international bond agreements, the syndicated loan agreement between the CAF and commercial banks, Eletrobras is subject to clauses usually practiced in the market, among which we mention: existence of corporate guarantees, requirements for a change of corporate control, obligation of timely delivery of Complete Financial Statements in accordance with the Brazilian jurisdiction, compliance with licensing and necessary permits and restrictions on the significant sale of assets.

In the financial year ended on December 31, 2016, Eletrobras observed the covenants to which it was subject by virtue of these financing contracts signed as a debtor.

Eletrobras as a guarantor

As mentioned above, Eletrobras figures as cosigner in financing both corporate ventures of its subsidiaries, as well as of SPEs in which Eletrobras have a shareholding participation. In four contracts, there are specific covenants applicable to the guarantor, and these are:

  Furnas (Baguari hydroelectric plant) - Financing contract concluded with the BNDES, in the nominal value of R$ 224 million, Eletrobras is the cosigner of Furnas (principal debtor), and contains an obligation to that Eletrobras note, quarterly, the capitalization index (corresponding to the ratio between its Net Assets and its Total assets), which should be at a minimum 0.3.

  Furnas (Batalha hydroelectric plant) - Financing contract concluded by the BNDES, in the amount of R$ 60,100,000, in which Eletrobras is the cosigner for Furnas (principal debtor) and contains an obligation to that Eletrobras observes, quarterly, the capitalization index (corresponding to the ratio between its Net and its Total assets), which should be at a minimum 0.3.

  Centroeste de Minas S.A. (SPE) – Financing contract concluded with the BNDES, in the amount of R$ 28.7 million, in which Eletrobras is the guarantor in the proportion of the shareholding participation held by Furnas in the SPE (49%). This contract contains a requirement that Eletrobras observe, quarterly, the capitalization index (corresponding to the ratio between its Net and its Total assets), which should be at a minimum 0.3.

  Teles Pires Participações S.A. (SPE): First private issue of debentures in the amount of R$650 million, Eletrobras is up in proportion to the shareholdings held by Furnas and Eletrosul (49 percent) in SPE, and FI-FGTS is the only debenture holder. The written document of issue includes a maintenance obligation, by Eletrobras, during the validity period of the debentures, of (i) the relationship between Net Debt and EBITDA, which should be equal to or less than 4.0 (four), determined on a quarterly basis; and (ii) the relationship between EBITDA and the Financial Result which should be equal to or greater than 2 (two), determined on a quarterly basis.

At the beginning of the fiscal year ended on December 31, 2016, a failure to comply with the financial covenants determined in the first issue of debentures of the Teles Pires Participações S.A. was observed. This noncompliance is described in the instruments governing the issue, as a possible non-automatic advance payment of the debt. After the Company's explanations about the dealings which were being performed for the settlement of the situation, including with reinforcements of the guarantees provided by Eletrobras, the Investment Fund of the Guarantee Fund of the Time of Service - FI-FGTS, the sole holder of debentures under the referenced issue, decided on March 29, 2016 to suspend the declaration of the advance payment of the debt for a period of 180 (one hundred eighty) days. However, the Company beginning from the second quarter of 2016, especially owing to the accounting record of the financial revenues relating to electric power transmission assets existing on May 31, 2000, the so-called facilities of the Basic Network of the Existing System - RBSE, relating to the transmission lines whose concessions were renewed in 2012, as regulated by Ordinance of the Ministry of Mines and Energy number 120 of April 20, 2016 the situation was regularized and Eletrobras began to observe once again the referenced covenants.

g) limits of financing already assumed and percentages already used

With respect to the operation of loan that was signed, on February 24, 2011, with the World Bank - BIRD, in the amount of up to US$495 million, with a guarantee from the Federal Government, whose resources will be used for the "Energy Project +" for operational and commercial improvement of the Eletrobras distribution companies, up to December 31, 2016 disbursements of US$ 271.8 million were made under that financing contract, which correspond to 54.9 % of the total amount contracted.

Eletronuclear concluded, in 2013, a financing agreement with Caixa Econômica Federal, in the amount of R$ 3.8 billion, for the purchase of imported equipment and payment of foreign services related to the construction of Angra 3 Thermonuclear Plant. The contract, however, became effective only in 2015, when the negotiations were completed with the Federal Government for it to provide a guarantee to Eletronuclear, through the presentation of a counter-guarantee. As a counter-guarantee, Eletronuclear offered the Federal Government a pledge of its receivables from the Angra 1 and Angra 2 projects. The contract has a fixed interest rate of 6.5% per year, with a term of repayment of 25 years, with five years grace period. On December 31, 2016, the amount of R$ 2.45 billion had been withdrawn and, on the same date, the balance due was R$ 2.67 billion.

h) significant changes in each item of the financial statements

The financial statements of Eletrobras have been prepared and are presented in accordance with the accounting practices adopted in Brazil, in accordance with Brazilian Corporate Laws, in compliance with the provisions of the Law of Shareholding Companies – Law No. 6,404/1976 and subsequent amendments, observing the pronouncements issued by the Committee of Accounting Pronouncements (“CPC"), Federal Accounting Council resolutions ("CFC"), as well as the regulation of the Securities Commission ("CVM") and the National Electric Energy Agency (“ANEEL").

The consolidated financial statements of Eletrobras are presented in thousands of Brazilian Reais, except when expressly stated otherwise, and are aligned with the International Financial Reporting Standards ("IFRS (s)").

The Financial statements of Eletrobras consist of:

▪  The Consolidated Financial Statements, prepared in accordance with the IFRSs issued by the International Accounting Standards Board - IASB and the accounting practices adopted in Brazil, identified as Consolidated - IFRS and BR GAAP; and

▪  The individual Financial Statements of the parent company prepared in accordance with the accounting practices adopted in Brazil, identified as the Controlling Standard - BR GAAP.

Accounting practices adopted in Brazil include those included in Brazilian corporate laws as well as the pronouncements, the Guidelines and the Interpretations issued by the CPC and approved by the CVM and the CFC.

The other effects of adoption of IFRSs and of new pronouncements issued by the CPC can be found in item 10.4 of the Reference Form.

Financial year ended on December 31, 2014

Finally, for the best presentation of its financial statements for the financial year ending as of December 31, 2014, Eletrobras proceeded to reclassify certain items of its profit and loss, with reflections in the comparative information for the financial year ending as of December 31, 2013. As a result of this reclassification, Eletrobras went on to present its direct costs in specific field in the statement of income, including the gross profit.

Financial year ended on December 31, 2015

There has not been, in 2015, any significant change in the form of presentation of the financial statements of Eletrobras.

Financial year ended on December 31, 2016

There has not been, in 2016, any significant change in the form of presentation of the financial statements of Eletrobras.

Consolidated balance sheets issued on December 31, 2016 and 2015:

Centrais Elétricas Brasileiras SA – Eletrobras
Consolidated balance sheet - IFRS and BR GAAP
(in thousands of Brazilian Reals)	On December 31
ASSETS	2016	AV%	2015	AV%	2016 x
					2015

CURRENT
Cash and cash equivalents	679,668	0.40%	1,393,973	0.93%	(51.24%)
Restricted cash	1,681,346	0.99%	647,433	0.43%	159.69%
Securities	5,497,978	3.22%	6,842,774	4.57%	(19.65%)
Customers	4,402,278	2.58%	4,137,501	2.76%	6.40%
Financial Assets - Concessions and Itaipu	2,337,513	1.37%	965,212	0.64%	142.18%
Financings and loans	3,025,938	1.77%	3,187,226	2.13%	(5.06%)
Fuel consumption account - CCC	195,966	0.11%	195,966	0.13%	0.00%
Remuneration of equity interests	318,455	0.19%	309,360	0.21%	2.94%
Taxes receivable	1,085,520	0.64%	716,651	0.48%	51.47%
Income Tax and Social Contribution	1,086,367	0.64%	1,475,598	0.99%	(26.38%)
Right to compensation	1,657,962	0.97%	2,265,242	1.51%	(26.81%)
Warehouse	540,895	0.32%	631,669	0.42%	(14.37%)
Stock of nuclear fuel	455,737	0.27%	402,453	0.27%	13.24%
Derivative financial instruments	127,808	0.07%	21,307	0.01%	499.84%
Hydrologic Risk	109,535	0.06%	195,830	0.13%	(44.07%)
Non-current assets classified as held for sale	4,406,213	2.58%	4,623,785	3.09%	(4.71%)
Other	1,663,473	0.98%	1,425,416	0.95%	16.70%
TOTAL CURRENT ASSETS	29,272,652	17.17%	29,437,396	19.67%	(0.56%)

NONCURRENT
LONG-TERM RECEIVABLES
Right to compensation	7,507,024	4.40%	8,238,140	5.51%	(8.87%)
Financings and loans	10,158,306	5.96%	14,400,394	9.62%	(29.46%)
Customers	2,079,025	1.22%	1,833,457	1.23%	13.39%
Securities	247,235	0.15%	194,990	0.13%	26.79%
Stock of nuclear fuel	675,269	0.40%	578,425	0.39%	16.74%
Taxes receivable	1,705,414	1.00%	2,623,186	1.75%	(34.99%)
Income Tax and Social Contribution	2,327,866	1.37%	3,067,591	2.05%	(24.11%)
Guarantees and escrow deposits	6,259,272	3.67%	5,079,707	3.39%	23.22%
Fuel consumption account - CCC	6,919	0.00%	13,331	0.01%	(48.10%)
Financial assets - Concessions and Itaipu	52,749,546	30.94%	28,416,433	18.99%	85.63%
Derivative financial instruments	100,965	0.06%	25,004	0.02%	303.80%
Advances for future capital increases	1,617,916	0.95%	1,215,532	0.81%	33.10%
Hydrologic Risk	457,677	0.27%	598,161	0.40%	(23.49%)
Other	1,228,145	0.72%	1,487,335	0.99%	(17.43%)
Total long-term assets	87,120,579	51.10%	67,771,686	45.29%	28.55%

INVESTIMENTS

Valued by equity method	25,173,611	14.76%	20,777,270	13.88%	21.16%
Held at fair value	1,357,923	0.80%	1,177,260	0.79%	15.35%
	26,531,534	15.56%	21,954,530	14.67%	20.85%

Fixed assets	26,812,925	15.73%	29,546,645	19.74%	(9.25%)
Intangible assets	761,739	0.45%	935,151	0.62%	(18.54%)

TOTAL NON-CURRENT ASSETS	141,226,777	82.83%	120,208,012	80.33%	17.49%

TOTAL ASSETS	170,499,429	100.00%	149,645,408	100.00%	13.94%

Comparison of balance sheet accounts as of December 31, 2015 and 2016:

ASSETS

CURRENT ASSETS

Presented a reduction of 0.56%, from R$29,437,396,000 on December 31 of 2015, to R$29,272,652,000 on December 31 of 2016. The main variations were:

Restricted Cash

Increase of 159.69% in restricted cash, from R$647,433,000 on December 31, 2015, to R$1,681,346,000 on December 31, 2016, primarily due to the increase in amounts relating to the PROINFA commercialization.

Marketable Securities

Decrease of 19.65%, from R$ 6,842,774,000 on December 31, 2015, to R$5,497,978,000 on December 31, 2016, primarily due to the reduction in the balance of committed operations.

Financial Asset - Concessions and Itaipu

Increase of 142.18% in financial assets - concessions and Itaipu, from R$965,212,000 on December 31, 2015, to R$2,337,513,000 on December 31, 2016, primarily due to the increase in financial asset amounts for Itaipu and Concessions.

Income Tax and Social Contribution

Decrease of 26.38% in income tax and social contribution, from R$1,475,598,000 on December 31, 2015, to R$1,086,367,000 on December 31, 2016, primarily due to the decrease of the advances of Income Tax and Social Contribution throughout 2016.

Reimbursement Right

Decrease of 26.81% of rights to compensation, from R$2,265,242,000 on December 31, 2015, to R$1,657,962,000 on December 31, 2016, primarily due to reduction of the asset relating to the reimbursement rights (CCC Account) for isolated systems, due to a provision created in 2016 in the value of R$728 million.

Non-current assets classified as held for sale

Decrease of 4.71% in non-current assets classified as held for sale, from R$4,623,785,000 on December 31, 2015, to R$4,406,213,000 on December 31, 2016, primarily due to the receipt of invoices receivable from Celg-D clients.

NON-CURRENT ASSETS

The non-current assets presented an increase of 17.49%, from R$120,208,012,000 on December 31, 2015, to R$141,266,777,000 on December 31, 2016. The main variances were: The main variations were:

Reimbursement Right

Decrease of 8.87% in rights to compensation, from R$8,238,140,000 on December 31, 2015, to 7.507.024,000 on December 31, 2016, primarily due to provision for losses with credits from the CCC Account for the isolated system (especially PROINFRA) in the amount of R$700 million.

Financings and Loans

Decrease of 29.46% in financing and loans, from R$14,400,394,000 on December 31, 2015, to R$10,158,306,000 on December 31, 2016, primarily due to the receipt of credits and the effect of exchange rate variances on receivables from Itaipu.

Guarantees and Escrow Deposits

Increase of 23.22% of the account balance of guarantees and escrow deposits, from R$5,079,707,000 on December 31, 2015, to R$6,259,272,000 on December 31, 2016, primarily due to the increase in requests for deposits and guarantees related to legal proceedings.

Investments

Increase of 20.85% in the balance of investments, going from R$21,954,530,000 on December 31, 2015, to R$26,531,534,000 on December 31, 2016, primarily due to the results of the shareholder’s equity and paid-in capital increases in the SPEs and affiliates of Eletrobras.

Centrais Elétricas Brasileiras SA – Eletrobras
Consolidated Balance Sheet - IFRS and BR GAAP
(in thousands of Brazilian Reals)
	On December 31
LIABILITIES AND SHAREHOLDER’S EQUITY	2016	AV%	2015	AV%	2016 x
					2015

CURRENT
Financings and loans	5,833,547	3.42%	4,224,448	2.82%	38.09%
Debentures	12,442	0.01%	357,226	0.24%	(96.52%)
Compulsory Loan	48,193	0.03%	57,630	0.04%	(16.38%)
Suppliers	9,659,301	5.67%	10,128,507	6.77%	(4.63%)
Unearned service revenue	620,781	0.36%	648,236	0.43%	(4.24%)
Taxes payable	1,336,089	0.78%	1,556,578	1.04%	(14.16%)
Income Tax and Social Contribution	606,848	0.36%	581,344	0.39%	4.39%
Fuel consumption account - CCC	1,093,678	0.64%	-	0.00%	0.00%
Compensation to shareholders	462,891	0.27%	84,076	0.06%	450.56%
Estimated obligations	1,188,149	0.70%	1,018,788	0.68%	16.62%
Obligations of compensation	1,167,503	0.68%	396,208	0.26%	194.67%
Post-employment Benefit	107,571	0.06%	114,861	0.08%	(6.35%)
Provisions for contingencies	1,083,475	0.64%	590,725	0.39%	83.41%
Sector Charges	647,201	0.38%	695,400	0.46%	(6.93%)
Lease	136,662	0.08%	132,972	0.09%	2.78%
Concessions payable - Use of Public Good	-	0.00%	3,920	0.00%	(100.00%)
Derivative financial instruments	6,946	0.00%	20,608	0.01%	(66.29%)
Liabilities directly connected to non-current assets classified held for sale	5,175,013	3.04%	5,575,009	3.73%	(7.17%)
Other	1,952,220	1.15%	1,913,107	1.28%	2.04%
Total Current Liabilities	31,138,510	18.26%	28,099,643	18.78%	10.81%

NONCURRENT
Financings and loans	39,786,881	23.34%	42,173,812	28.18%	(5.66%)
Suppliers	9,782,820	5.74%	9,449,421	6.31%	3.53%
Debentures	188,933	0.11%	205,248	0.14%	(7.95%)
Unearned service revenue	592,215	0.35%	659,082	0.44%	(10.15%)
Compulsory Loan	460,940	0.27%	466,005	0.31%	(1.09%)
Obligation for demobilization of assets	1,402,470	0.82%	1,201,186	0.80%	16.76%
Fuel consumption account - CCC	482,179	0.28%	452,948	0.30%	6.45%
Provisions for contingencies	19,645,954	11.52%	13,556,129	9.06%	44.92%
Post-employment Benefit	2,368,077	1.39%	1,858,825	1.24%	27.40%
Provision for negative net worth in subsidiaries	311,010	0.18%	257,907	0.17%	20.59%
Onerous contracts	2,659,305	1.56%	1,489,292	1.00%	78.56%
Obligations of compensation	1,516,313	0.89%	2,483,378	1.66%	(38.94%)
Lease	1,032,842	0.61%	1,119,183	0.75%	(7.71%)
Concessions payable - Use of Public Good	63,337	0.04%	59,644	0.04%	6.19%
Advances for future capital increases	3,310,409	1.94%	219,294	0.15%	1409.58%
Derivative financial instruments	43,685	0.03%	78,521	0.05%	(44.37%)
Sector Charges	615,253	0.36%	462,195	0.31%	33.12%
Taxes payable	1,059,880	0.62%	900,309	0.60%	17.72%
Income Tax and Social Contribution	8,305,606	4.87%	1,003,796	0.67%	727.42%
Other	1,667,883	0.98%	1,710,369	1.14%	(2.48%)
Total Non-current Liabilities	95,295,992	55.89%	79,806,543	53.33%	19.41%

SHAREHOLDER’S EQUITY
Capital Stock	31,305,331	18.36%	31,305,331	20.92%	0.00%
Capital Reserves	13,867,170	8.13%	26,048,342	17.41%	(46.76%)
Profit Reserves	-	0.00%	-	0.00%	0.00%
Adjustments of equity valuation	33,261	0.02%	39,452	0.03%	(15.69%)

Retained earnings	3,018,682	1.77%	- 12,181,172	(8.14%)	(124.78%)
Other comprehensive retained income	(4,004,625)	(2.35%)	(3,113,481)	(2.08%)	28.62%
Amounts recognized in ORA and accrued in the net worth connected to non-current assets classified as held for sale	(16,349)	(0.01%)	(6,458)	0.00%	153.16%
Participation of non-controlling shareholders	(138,543)	(0.08%)	(352,792)	(0.24%)	(60.73%)

TOTAL SHAREHOLDER’S EQUITY	44,064,927	25.84%	41,739,222	27.89%	5.57%

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	170,499,429	100.00%	149,645,408	100.00%	13.94%

LIABILITIES

CURRENT LIABILITIES

The balance of current liabilities increased by 10.81%, from R$28,099,643,000 on December 31, 2015, to R$31,138,510 on December 31, 2016. The main variances in current liabilities were as follows: The main variations in the current liabilities were as follows:

Financings and Loans

Increase of 38.09% in financing and loans, from R$4,224,448,000 on December 31, 2015, to R$5,833,547,000 on December 31, 2016, primarily due to the release of loans by Caixa Econômica Federal and Banco do Brasil.

Suppliers

The item, Suppliers, experienced a decrease of 4.63%, going from R$10,128,507,000 on December 31, 2015, to R$9,659,301 on December 31, 2016, primarily due to the Resulting from the difference in prices of suppliers (Gas).

Liabilities directly associated with non-current assets classified as held for sale

Decrease of 7.17% in the liabilities directly associated with non-current assets classified as held for sale, corresponding to the liabilities associated with the investment held by Eletrobras in Celg-D, currently in the process of sale, from R$5,575,009,000 on December 31, 2015, to R$5,175,013,000 on December 31, 2016, primarily due to the amortization of loans and financing.

NONCURRENT LIABILITIES

The balance of noncurrent liabilities presented an increase of 19.41%, going from R$79,806,543,000 on December 31, 2015, to R$95,295,992,000 on December 31, 2016. The main variations in the current liabilities were the following:

Financings and Loans

The financing and loans decreased by 5.66%, going from R$42,173,812,000 on December 31, 2015, to R$39,786,881,000 on December 31, 2016, primarily due to the effects of the exchange rate variance on the balance owed of Eletrobras’ obligations denominated in dollars.

Suppliers

The suppliers item presented an icrease of 3.53%, from R$9,449,421,000 on December 31, 2015 to R$9,782,820,000 on December 31, de 2016, resulting from the monetary update of the  installments signed by the subsidiary Amazonas Energia with Petrobras Distribuidora S.A.

Provisions for contingencies

Increase of 44.92% in provisions for contingencies, going from R$13,556,129,000 on December 31, 2015, to R$19,645,954,000 on December 31, 2016, primarily due to a change in the Company's assessment of the chance of loss from possible to probable, in cases dealing with compulsory loans, with a corresponding impact on the constitution of provisions to deal with these contingencies, as well as due to the monetary adjustment of provisions previously created and the provisioning for a civil case in the approximate value of R$235 million in the subsidiary CGTEE.

Contribution for Future Capital Increase - AFAC

The account Disbursement for Future Capital Increase posted an increase of 1,410%, changing from R$ 219,294,000 on December 31, 2015 to R$ 3,310,409 on December 31, 2016, mainly due to the Disbursements for Future Capital Increase by the controlling shareholder, throughout 2016.

Income Tax and Social Contribution

The provision for income tax and social contribution posted an increase of 727% changing from R$1,003,796,000 on December 31, 2015 to R$8,305,606,000 on December 31, 2016, mainly due to the remeasurement of the assets related to RBSE.

SHAREHOLDER’S EQUITY

Shareholders' equity increased by 5.57%, from R$ 41,739,222,000 at December 31, 2015 to R$ 44,064,927,000 at December 31, 2016, mainly as a result of the absorption of the result for the year.

Consolidated balance sheets issued on December 31, 2015 and 2014:

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated balance sheet - IFRS and BR GAAP
(in thousands of Brazilian Reals)	On December 31
ASSETS	2015	AV%	2014	AV%	2015 x 2014

CURRENT
Cash and cash equivalents	1,393,973	0.93%	1,407,078	0.97%	-0.93%
Restricted cash	647,433	0.43%	1,743,525	1.21%	-62.87%
Securities	6,842,774	4.57%	3,730,345	2.58%	83.44%
Customers	4,137,501	2.76%	4,427,216	3.06%	-6.54%
Financial assets - Concessions and Itaipu	965,212	0.64%	3,437,521	2.38%	-71.92%
Financings and loans	3,187,226	2.13%	2,696,021	1.86%	18.22%
Fuel consumption account - CCC	195,966	0.13%	521,964	0.36%	-62.46%
Remuneration of equity interests	309,360	0.21%	289,574	0.20%	6.83%
Taxes receivable	716,651	0.48%	900,431	0.62%	-20.41%
Income Tax and Social Contribution	1,475,598	0.99%	762,726	0.53%	93.46%
Right to compensation	2,265,242	1.51%	3,673,639	2.54%	-38.34%
Warehouse	631,669	0.42%	512,614	0.35%	23.23%
Stock of nuclear fuel	402,453	0.27%	340,319	0.24%	18.26%
Indemnities - Law 12783/2013	0	0.00%	3,738,295	2.58%	-100.00%
Derivative financial instruments	21,307	0.01%	124,635	0.09%	-82.90%
Hydrologic Risk	195,830	0.13%	0	0.00%	n/d
Non-current assets classified as held for sale	4,623,785	3.09%	0	0.00%	n/d
Other	1,425,416	0.95%	2,245,290	1.55%	-36.52%
TOTAL CURRENT ASSET	29,437,396	19.67%	30,551,193	21.12%	-3.65%

NONCURRENT
LONG-TERM RECEIVABLES
Right to compensation	8,238,140	5.51%	6,129,423	4.24%	34.40%
Financings and loans	14,400,394	9.62%	11,988,543	8.29%	20.12%
Customers	1,833,457	1.23%	1,743,504	1.21%	5.16%
Securities	194,990	0.13%	224,734	0.16%	-13.24%
Stock of nuclear fuel	578,425	0.39%	661,489	0.46%	-12.56%
Taxes receivable	2,623,186	1.75%	2,538,131	1.75%	3.35%
Income Tax and Social Contribution	3,067,591	2.05%	2,467,631	1.71%	24.31%
Guarantees and escrow deposits	5,079,707	3.39%	3,808,155	2.63%	33.39%
Fuel consumption account - CCC	13,331	0.01%	3,944	0.00%	238.01%
Financial assets - Concessions and Itaipu	28,416,433	18.99%	28,969,262	20.03%	-1.91%
Derivative financial instruments	25,004	0.02%	135,276	0.09%	-81.52%
Advances for future capital increases	1,215,532	0.81%	1,140,633	0.79%	6.57%
FUNAC Refund	0	0.00%	595,445	0.41%	-100.00%
Hydrologic Risk	598,161	0.40%	0	0.00%	n/d
Other	1,487,335	0.99%	1,070,214	0.74%	38.98%
Total long-term assets	67,771,686	45.29%	61,476,384	42.51%	10.24%

INVESTIMENTS

Valued by equity method	20,777,270	13.88%	18,700,146	12.93%	11.11%
Held at fair value	1,177,260	0.79%	1,370,371	0.95%	-14.09%
	21,954,530	14.67%	20,070,517	13.88%	9.39%

Fixed assets	29,546,645	19.74%	31,168,232	21.55%	-5.20%
Intangible assets	935,151	0.62%	1,365,371	0.94%	-31.51%

TOTAL NON-CURRENT ASSETS	120,208,012	80.33%	114,080,504	78.88%	5.37%

TOTAL ASSETS	149,645,408	100.00%	144,631,697	100.00%	3.47%

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet - IFRS and BR GAAP (in thousands of Brazilian Reals)
	On December 31
LIABILITIES AND SHAREHOLDER’S EQUITY	2015	AV%	2014	AV%	2015 x 2014

CURRENT
Financings and loans	4,224,448	2.82%	4,931,531	3.41%	-14.34%
Debentures	357,226	0.24%	325,732	0.23%	9.67%
Compulsory Loan	57,630	0.04%	50,215	0.03%	14.77%
Suppliers	10,128,507	6.77%	7,489,134	5.18%	35.24%
Unearned service revenue	648,236	0.43%	501,572	0.35%	29.24%
Taxes payable	1,556,578	1.04%	1,168,168	0.81%	33.25%
Income Tax and Social Contribution	581,344	0.39%	18,138	0.01%	3,105.12%
Fuel consumption account - CCC	0	0.00%	301,471	0.21%	n/d
Compensation to shareholders	84,076	0.06%	64,402	0.04%	30.55%
Estimated obligations	1,018,788	0.68%	1,174,679	0.81%	-13.27%
Obligations of compensation	396,208	0.26%	702,728	0.49%	-43.62%
Post-employment Benefit	114,861	0.08%	258,898	0.18%	-55.63%
Provisions for contingencies	590,725	0.39%	32,082	0.02%	1,741.30%
Sector Charges	695,400	0.46%	930,297	0.64%	-25.25%
Lease	132,972	0.09%	74,507	0.05%	78.47%
Concessions payable - Use of Public Good	3,920	0.00%	3,645	0.00%	7.54%
Derivative financial instruments	20,608	0.01%	26,573	0.02%	-22.45%
Liabilities directly connected to non-current assets classified held for sale	5,575,009	3.73%	0	0.00%	n/d
Other	1,913,107	1.28%	1,230,236	0.85%	55.51%
Total Current Liabilities	28,099,643	18.78%	19,284,008	13.33%	45.71%

NONCURRENT
Financings and loans	42,173,812	28.18%	34,607,594	23.93%	21.86%
Suppliers	9,449,421	6.31%	10,047,367	6.95%	-5.95%
Debentures	205,248	0.14%	434,191	0.30%	-52.73%
Unearned service revenue	659,082	0.44%	718,451	0.50%	-8.26%
Compulsory Loan	466,005	0.31%	469,459	0.32%	-0.74%
Obligation for demobilization of assets	1,201,186	0.80%	1,314,480	0.91%	-8.62%
Operating provisions	0	0.00%	1,100,499	0.76%	n/d
Fuel consumption account - CCC	452,948	0.30%	474,770	0.33%	-4.60%
Provisions for contingencies	13,556,129	9.06%	8,950,364	6.19%	51.46%
Post-employment Benefit	1,858,825	1.24%	2,001,268	1.38%	-7.12%
Provision for negative net worth in subsidiaries	257,907	0.17%	97,449	0.07%	164.66%
Onerous contracts	1,489,292	1.00%	1,130,201	0.78%	31.77%
Obligations of compensation	2,483,378	1.66%	2,529,893	1.75%	-1.84%
Lease	1,119,183	0.75%	1,252,154	0.87%	-10.62%
Concessions payable - Use of Public Good	59,644	0.04%	59,815	0.04%	-0.29%
Advances for future capital increases	219,294	0.15%	193,606	0.13%	13.27%
Derivative financial instruments	78,521	0.05%	70,336	0.05%	11.64%
Sector Charges	462,195	0.31%	609,721	0.42%	-24.20%
Taxes payable	900,309	0.60%	837,551	0.58%	7.49%
Income Tax and Social Contribution	1,003,796	0.67%	569,380	0.39%	76.30%
Other	1,710,369	1.14%	1,030,640	0.71%	65.95%
Total Non-current Liabilities	79,806,543	53.33%	68,499,189	47.36%	16.51%

SHAREHOLDER’S EQUITY
Capital Stock	31,305,331	20.92%	31,305,331	21.64%	0.00%
Capital Reserves	26,048,342	17.41%	26,048,342	18.01%	0.00%
Profit Reserves	-	0.00%	2,259,039	1.56%	-100.00%
Adjustments of equity valuation	39,452	0.03%	42,947	0.03%	-8.14%
Retained earnings	(12,181,172)	-8.14%	0	0.00%	n/d
Other comprehensive retained income	(3,113,481)	-2.08%	(3,116,108)	-2.15%	-0.08%
Amounts recognized in ORA and accrued in the net worth connected to non-current assets classified as held for sale	(6,458)	0.00%	0	0.00%	n/d
Participation of non-controlling shareholders	(352,792)	-0.24%	308,949	0.21%	-214.19%

TOTAL SHAREHOLDER’S EQUITY	41,739,222	27.89%	56,848,500	39.31%	-26.58%
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	149,645,408	100.00%	144,631,697	100.00%	3.47%

Comparison of balance sheet accounts on December 31, 2014 and 2015:

ASSETS

CURRENT ASSETS

Presented a reduction of 3.65%, from R$ 30,551,193,000 on December 31, 2014 to R$ 29,437,396,000 on December 31, 2015. The main variations were:

Restricted Cash

Reduction of 62.87% in restricted cash, from R$ 1,743,525,000 on December 31, 2014 to R$ 647,433,000 on December 31, 2015, resulting mainly from the decrease of the amounts relating to the energy commercialization of Itaipú and relating to PROINFA.

Marketable Securities

Increase of 83.44%, to R$ 3,730,345,000 on December 31, 2014 to R$ 6,842,774,00 on December 31, 2015, primarily due to the increase of R$ 2,811,897,000 in the position held by Eletrobras in LTN securities held in the Banco do Brasil, corresponding largely to compensation received as a result of the renewal of concessions pursuant to Law No. 10,783/2013 throughout 2015.

Financial Assets - Concessions and Itaipu

Reduction of 71.92% in financial assets - concessions and Itaipu, from R$ 3,437,521,000 on December 31, 2014 to R$ 965,212,000 on December 31, 2015, primarily due to the change in value of the regulatory asset relative to the commercialization of the energy generated by Itaipu, which went from R$ 2,387,622,000 on December 31, 2014 to R$ 371,007,000 on December 31, 2015, in addition to a difference of R$ 459,567,000 corresponding to the variance in the amounts recorded in the Account of Variation of Values of items in "Part A" - CVA.

Income Tax and Social Contribution

Increase of 93.46% in income tax and social contributions, from R$ 762,726,000 on   December 31, 2014 to R$ 1,475,598,000 on December 31, 2015, resulting mainly from the constitution of tax credits throughout 2015.

Reimbursement Right

Reduction of 38.34% rights to compensation, from R$ 3,673,639,000 on December 2014 to R$ 2,265,242,000 on December 31, 2015, resulting mainly from the reduction of the asset of the right to compensation (CCC Account) for isolated systems, plus a full reduction in the balance of compensation of costs relating to the generation of nuclear energy.

Indemnities- Law No. 12,783/2013

Elimination of the balance of the section relating to the rights to receive severance pay, corresponding to R$ 3,738,295,000 on December 31, 2014, resulting from the receipt of the indemnification due during the fiscal period of 2015.

Non-current assets classified as held for sale

Recording of an amount of R$ 4,623,785,000 under non-current assets classified as held for sale, on December 31, 2015, corresponding to the book value of the investment held by Eletrobras in Celg-D, currently in the process of sale.

NON-CURRENT ASSETS

The non-current assets increased by 5.37%, from R$ 114,080,504,000 on December 31, 2014 to R$ 120,208,012,000 on December 31, 2015. The main variations were:

Right to Compensation

Increase of 34.40% in the rights to compensation, from R$ 6,129,423,000 on December 31, 2014 to R$ 8,238,140,000 on December 31, 2015, primarily due to increase in claims relating to the CCC Account for the isolated system (especially Amazonas Energia).

Financings and Loans

Increase of 20.12% in financing and loans, from R$ 11,988,543,000 on December 2014 to R$ 14,400,394,000 on December 31, 2015, primarily due to the effect of exchange rate variations on the claims on receivables from Itaipu, which meant that the balance of these values went from R$ 10,071,923,000 to R$ 12,907,368,000.

Guarantees and Escrow Deposits

Increase of 33.39% in the account balance of guarantees and escrow deposits, from R$ 3,808,155,000 on December 2014 to R$ 5,079,707,000 on December 31, 2015, primarily due to increased requests for deposits and guarantees related to lawsuits.

Funac Refund

Reduction of the total of the balance of the section concerning the reimbursement of Funac, which corresponded to R$ 595,445,000 on December 31, 2014, due to the evolution of the process of withdrawal from the participation held by Eletrobras in Celg-D, with its respective deconsolidation on the balance sheet of Eletrobras.

Hydrologic Risk

Emergence of hydrological risk due to adverse hydrological conditions faced by Brazil, non-existent on December 31, 2014, which corresponded to R$ 598,161,000 on December 31, 2015.

Investments

Increase of 9.39% of the outstanding balance of investments, from R$ 20,070,517,000 on December 31, 2014 to R$ 21,954,530,000 on December 31, 2015, resulting mainly from increases in paid-in capital in the SPEs and affiliates of Eletrobras totaling R$ 1,582,677,000 throughout 2015.

LIABILITIES

CURRENT LIABILITIES

The balance of current liabilities rose 45.71%, from R$ 19,284,008,000 on December 31, 2014 to R$ 28,099,643,000 on December 31, 2015. The main variations in the current liabilities were as follows:

Financings and Loans

Reduction of 14.34% in financing and loans, from R$ 4,931,531,000 on December 31, 2014 to R$ 4,224,448,000 on December 31, 2015, primarily due to the payment of installment of the principal on bonds issued by Eletrobras in foreign markets in the amount of R$ 796,860,000.

Suppliers

The item, Suppliers, presented a 35.24% increase, from R$ 7,489,134,000 on December 31, 2014 to R$ 10,128,507,000 on December 31, 2015, primarily due to the effects of particular acknowledgement-of-debt instruments and their installments signed by the subsidiary Amazonas Energia with Petrobras Distribuidora S/A.

Liabilities directly associated with non-current assets classified as held for sale

Emergence of liabilities directly associated with non-current assets classified as held for sale, liabilities associated with the investment held by Eletrobras in Celg-D, currently in the process of sale, non-existent in December 31, 2014, which corresponded to R$ 5,575,009,000 on December 31, 2015.

NON-CURRENT LIABILITIES

The balance of the non-current liabilities increased to 16.51%, from R$ 68,499,189,000 on December 31, 2014 to R$ 79,806,543,000 on December 31, 2015. The main variations in the current liabilities were as follows:

Financings and Loans

The financing and loans increased by 21.86%, from R$ 34,607,594,000 on December 31, 2014 to R$ 42,173,812,000 on December 31, 2015, primarily due to obtaining funds in fiscal year 2015 from the Banco do Brasil, Caixa Econômica Federal and the BNDES, as well as the effects of the exchange rate on the balance due of Eletrobras obligations denominated in dollars.

Suppliers

The item, Suppliers, dropped from 5.95%, from R$ 10,047,367,000 on December 31, 2014 to R$ 9,449,421,000 on December 31, 2015, primarily due to the reduction of the price of liquidation of differences (PLD) throughout 2015, due to the improvement of indices of rainfall observed throughout the year.

Operational provisions

Reduction of total operating reserves, which corresponded to R$ 1,100,499,000 on December 31, 2014, due to reversal of provision for Amazonas Energia in a lawsuit relating to the ICMS, determined by a court decision in favor of subsidiary.

Provisions for contingencies

Increase of 51.46% in provisions for contingencies, from R$ 8,950,364,000 on December 31, 2014 to R$ 13,556,129,000 on December 31, 2015, primarily due to changes in the Company's assessment about the chances of losses from possible to probable in cases dealing with compulsory loans, with a corresponding impact on the constitution of provisions to deal with such contingencies.

SHAREHOLDER’S EQUITY

A net asset reduction of 26.58%, from R$ 56,848,500,000 on December 31, 2014 to R$ 41,739,222,000 on December 31, 2015, primarily due to the verification of losses in the year 2015 in the amount of R$ 14,953,658,000.

10.2 – Operational and financial results

a) Results of the Company's operations):

i. Description of any important components on the revenue;

Description of the principal accounting lines

Operating Revenues

Electric power operations

The revenues of Eletrobras derive from the generation, transmission and distribution of electricity, as detailed below:

  Generation: revenue from the activity of generation derives from the commercialization, supply and sale of electric energy generated by Eletrobras (including the part of electricity conferred to Eletrobras in relation to Itaipu Binacional) for distribution companies, industries and consumers, as well as the transfer of electrical energy of the portion attributed to Paraguay relating to Itaipu Binacional which is not used in Paraguay, as well as the operation and maintenance of the plants whose concessions were renewed according to Law no. 12,783/2013. The revenue from the power generation activities is recorded based on the production posted to specific rates specified by the contractual terms or the existing regulatory indices. For renewed concessions of generation leases under Law no 12,783/2013, there has been a change in the system for the structuring of the revenue, being received by means of a fixed income, referred to as “RAGs,” given that the methods of exploitation and operation and maintenance should be disclosed separately, due to legal determination, from 2013. RAGs are yearly adjusted and may be reviewed on each span of 5 five years.

  Transmission: the revenue from transmission activity derives from the construction and exploitation of the infrastructure of transmission lines by Eletrobras, as well as the operation and maintenance of these lines for transmission of electricity to electric power utilities. The revenue received from other concessionaires that use the basic transmission network of Eletrobras are recognized in the month in which the services are provided to other concessionaires. The price charged in this activity is regulated (a tariff) and called the Permitted Annual Revenue (RAP). Eletrobras, while transmitting electricity, cannot negotiate prices with users. For some contracts, the RAP is fixed and updated monetarily by the price index once a year.  For other contracts, the RAP is updated monetarily by the price index once a year and revised every five years. Generally, the RAP of any electric power transmission Company is subject to annual review due to the increase of the assets and operating expenses resulting from modifications, replacements and expansions of facilities. For transmission leases renewed under law no. 12,783/2013, there has been a change in the system for structuring of the revenue, and the methods of exploitation and operation and maintenance should be disclosed separately, due to legal determination, from 2013; and

  Distribution: the revenue from the activity of distribution derives mainly from the electrical power supply to final consumers of electricity that Eletrobras acquired from generating companies and also from that electric energy generated by Eletrobras at thermal power plants in isolated areas in the North for distribution. The distribution activity involves in addition a portion of revenues coming from the construction, operation and maintenance of distribution networks. The revenues of the activity of distribution of electricity to final customers are recognized when the energy is supplied. The invoices of these sales are issued monthly. The non-invoiced revenue from the billing period until the end of each month are estimated based on the previous month and billing are accrued at the end of the month. The differences between the estimated non-invoiced revenue estimated and actual, if existent, are recognized in the following month.

Other Operating Revenues

Other operating revenues are derived from charges to end consumers due to late payment of electricity sold in the distribution activity and, to a lesser extent, the operating income from other activities not attributable to the segments of distribution, generation or transmission and therefore are recorded by Eletrobras in the "Administration" segment. These mainly include fees for administration of the RGR and other government funds. Eletrobras also obtains operating revenues from telecommunications companies that use certain parts of its infrastructure to set up telecommunications lines. The Eletrobras’ revenues may also derive from the provision of engineering services connected to the works of generation and transmission of third party or to the energy efficiency.

Taxes on revenue

The main tax levied on the revenue of Eletrobras is Tax on the Circulation of Goods and Services — ICMS, which is levied on the gross revenue from sales of electricity. Eletrobras is subject to various indices of ICMS in the different states in which it operates, ranging from 7% to 27%. Eletrobras does not incur ICMS on revenue in its transmission activity, but it does incur PIS and COFINS, in accordance with the applicable regulations.

In addition, Eletrobras is subject to two federal taxes levied on gross revenues: the PIS/PASEP (Social Integration Program) and COFINS (Contribution to Social security Financing).

Sector Charges

These correspond to the deductions from gross revenue realized on the behalf of sector charges, which include payments made to the General Reserve of Reversal– RGR, Energy Development Account – CDE, contributions to the PROINFA and other similar charges of participants of the electric sector. The sector charges are calculated in accordance with formulas established by the ANEEL, which differ in accordance with the type of charge, and so there is no direct correlation between revenue and sector charges.

Operating Costs

Electricity purchased for Resale

Both the areas of distribution and generation realize the acquisition of electric power for resale. The electric power acquired in the distribution activity is bought from other generators. The electric power acquired in the area of generation represents the Paraguayan part of the electric energy produced in Itaipu, which is not used in Paraguay and which Eletrobras resells to distribution companies and free consumers, or power purchased from other companies or traders, to cater for the need of exposure of the Eletrobras’ power or to fulfill the Power Purchase Agreement - PPA, executed with specific purpose companies, where Eletrobras holds interest, to meet the financer’s requirement within the scope of the structured operations of “Project Finance”.

Use of the Electric Energy Network

These costs represent the costs incurred by Eletrobras in electric power transmission through the transmission lines owned by third parties.

Fuel for the production of Electrical Energy

The cost of fuel is a significant component of the operating expenses of Eletrobras. However, a large percentage of these costs, in the case of distribution companies that serve locations of the Isolated System, is subsequently reimbursed through the CCC Account in accordance with Law No. 12,111/2009.

Operating Expenses

Personnel, Material and Services

Reflects primarily Eletrobras expenses with employees, equipment and infrastructure required for day-to-day administrative operations, as well as the cost of outsourcing. Mostly, the outsourced services reflect the expenditure of Eletrobras with security services, maintenance, consultants and other advisors. Due to the diverse nature of these expenses, Eletrobras has to apply certain subjective criteria to allocate these expenses between the operational activities of the Company. This item excludes raw materials that are used in electric energy generation operations.

Depreciation and Amortization

This represents the depreciation and amortization of fixed assets of Eletrobras. Eletrobras registers as fixed assets construction cost or purchase, as applicable, of plants, goods, equipment and intangible assets, less accumulated depreciation calculated on the straight line method, at rates that take into account the estimated useful life of the asset. Repair and maintenance costs which prolong the useful life of assets are increased, while other routine costs are levied on the result of operations. Interest related to debt incurred during the third obtained construction period of assets are capitalized. The amortization of intangible assets and Financial assets, are included in the scope of IFRIC 12, is based on the term of the lease.

Operational Provisions

These reflect the provisions that Eletrobras performs with respect to (i) legal proceedings of which it is part; (ii) claims for losses; (iii) onerous contracts and impairment; and (iv) other provisions.

Other Operating Expenses

Other operating expenses of Eletrobras include various costs that are incurred as part of the daily operations of the Company. The most significant components are: (i) leasing costs, such as the generating units for the isolated system; (ii) telecommunication costs, especially costs incurred with phone and internet services; (iii) insurance costs, including insurance policies of the facilities and Eletrobras assets; and (iv) the costs of disposal of assets, mostly transformers.

Result of equity method

Results arising from the application of the equity method relating to the participation of Eletrobras in other companies.

Financial Results

Financial Revenue

This reflects the revenue from the remuneration that Eletrobras receives from investments in financial instruments, as well as interest, commissions and fees obtained as a result of granting loans in accordance with the provisions of Brazilian law, which allows Eletrobras to act as the financier of certain companied providing public services and controlled by Eletrobras. This reflects the revenue from the moratorium increase on electricity paid to Eletrobras, as well as the impact of monetary updated and other financial revenue of Eletrobras.

Financial Expenses

This reflects primarily payments of dividends and interest on capital to the shareholders of Eletrobras, as well as the charges incurred in relation to debts and commercial leases. This reflects the cost of the foreign exchange variation in relation to assets and liabilities pegged to a foreign currency, primarily with regard to Itaipu, because the financial statements of Itaipu Binacional are maintained in US dollars, and this represents the largest exposure of Eletrobras to the risk of changes in foreign currency.

Monetary and foreign exchange income (expenses)

The monetary and foreign exchange income (expenses) primarily relate to Itaipu, given that the financial statements of Itaipu Binacional are prepared in US dollars, and represent the largest exposure of Eletrobras to risks of foreign currencies. A devaluation of the real against the US dollar increases our revenue, to the extent that it increases the amount of the contribution of Itaipu, although the effect of this contribution is compensated. An appreciation of the real corresponds to a reduction of the Company's revenue implying a reduction of the contribution of Itaipu, although this effect is also offset through the depreciation of the of the cost of the construction of Itaipu.

ii. Factors that materially affected the operating results.

In the fiscal year ending on December 31, 2016 revenues of Eletrobras increased 64.1% in relation to the fiscal year ending on December 31, 2015, primarily due to recognition of Revenue of the RBSE (Investments in Transmission prior to the year 2000) arising from the remeasurement of assets. In the fiscal year ending on December 31, 2015, in turn, the revenues increased 21.7% relative to the financial year ending as of December 31, 2014, reflecting, primarily, the observed increase in revenues from electricity supply (distribution) due to the consolidation of Celg-D.

The table below shows our gross revenue by operating segment for the periods indicated:

	Financial year ending December 31
	2016	2015	2014
	(in millions of R$)
Generation	18,937	19,959	21,256
Transmission	33,557	5,611	4,702
Distribution	16,035	16,171	8,222
Other	2,399	1,484	1,339
Total	70,928	43,225	35,519

In the past three financial years, the financial situation and the results of operations of Eletrobras were influenced, among other reasons, by factors such as the Brazilian macroeconomic development, reduction of revenue as a result of the renewed grants in light of Act no. 12,783/13, variations in exchange rates, acquisitions of holdings by Eletrobras in other companies related to the electricity sector, regulation of the tariffs for electric power distribution and transmission fixed income, accounting records of financial income financial income relating to electric power transmission assets existing on May 31, 2000, the so-called facilities of the Basic Network of the Existing System – RBSE, with an impact on broadcasting revenue, in addition to operational provisions and legal contingencies, which are detailed below.

Macroeconomic and Brazilian Sector Conditions

Eletrobras is affected by the conditions of the Brazilian economy. The Brazilian macroeconomic scenario has been characterized by increasing economic activity and a consistent trajectory of inflation levels. Exchange rates, meanwhile, have been volatile.

In 2014 Brazil's GDP increased by 0.15% over the previous year, despite the decrease of 1.2% of the Industrial GDP. The official inflation index reached 6.41%, influenced by the rise of 8.8% basically in housing costs, which contributed to almost 1.27% of the index; electricity also stands out due to a 17.06% increase on average in 2014, versus 15.66% in 2013 in accordance with the IBGE.

In 2015, the GDP of Brazil in accordance with the IBGE estimates showed a decrease of 3.8% influenced directly by the fall of 3.3% of the value added to basic prices and the reduction of 7.3% in taxes on products. The result of the value added refers to the performance of the three component activities: farming (1.8%), industry (-6.2%) and services (-2.7%). In turn, the reduction in tax collection is due, mainly, to the negative performance of the manufacturing industry and imports of goods and services in the year.

In 2016, the GDP shrank by 3.6% in relation to 2015, the result of reductions, in accordance with the outlook of supply, weak performances in agriculture (6.6%), services (2.7%) and industry (3.8%). Of these three sectors, only agriculture advanced in the fourth quarter, with a high of 1%; industry and services fell 0.7% and 0.8%, respectively.

In the scope of demand, domestic consumption of families shrank by 4.2% compared to the year 2015, the movement was largely influenced by the rising cost of credit and by the decrease in income. Investments already suffered a fall in 2016 on the order of 10.2%.

The process of adjustment of the labor market has intensified in recent months, when there was an increase in the unemployment rate and reductions in formal jobs and incomes from work. According to the monthly survey of employment (PME) of the IBGE, which covers six metropolitan regions, the average vacancy rate stood at 11.5% in 2016, up from 8.5% in 2015. According to the national survey by Household Sample (Pnad), the unemployed population in the fourth quarter of 2016 reached approximately 12 million people, an increase of about 3 million individuals.

Inflation measured by the variation of the IPCA reached 6.29% in 2016 (versus 10.67% in 2015), staying just below the upper limit of the target set by the National Monetary Council (CMN) in the framework of the system of targets for inflation. The fall was motivated primarily by the reduction of consumption and also by the fall in food prices.

The trade balance registered superavit of US$ 47.7 billion in 2016, up from US$ 19.7 billion in the previous year. Despite the apparent good results, both exports as well as imports showed a fall in 2016. According to the Ministry of Industry, Trade and Services, Brazilian exports fell 3.18% in comparison to 2015, when they totaled US$191.13 billion. The surplus was only possible because imports fell even more, 19.78%, US$171.45 billion in 2015 to US$137.55 billion in 2016. The drop in imports occurred, mainly, due to the Brazilian economic crisis, which led to the reduction of demand for products and services produced abroad. In addition, the dollar, which remained at a relatively high value over 2016, also contributed to this fall.

With regard to sector scenario, in accordance with the Empresa de Pesquisa Energética EPE (Monthly Review of the Electric Energy Market, December 2016), total energy consumption in Brazil up to December 2016 was 460,001 GWh, a shrinkage of 0.9% over the same period from 2015 (see table 1). The main responsible factors for this drop were mild temperatures and a fall in economic activity.

Electric energy consumption (GWh)
Class	2016	2015	%
Brazil	460,001	464,402	(0.9)
Residential	132,893	131,024	1.4
Industrial	164,034	168,859	(2.9)
Commercial	88,185	90,416	(2.5)
Other	74,889	74,103	1.1
Source: Permanent Commission of Analysis and Monitoring of the Electric Energy Market – COPAM/EPE. * 2015 data revised by the EPE.

The largest decrease was observed in the industrial sector, 2.9% in relation to the accumulated consumption up to December 2016, in part due to the progressive deceleration that the economy experienced in 2016. The residential sector, in turn, showed a slight increase of 1.4% from 2015. Commercial establishments and services showed a fall of 2.5% compared to last year. The economic framework of low activity and uncertainty in the short-term scenario may have influenced significantly consumer confidence and purchasing power and therefore the performance of the electricity consumption of commercial classification.

In 2016, the real exchange rate versus the dollar presented a revaluation despite the strong fluctuations from January 2016 going from more than R$4.03/US$ 1.00 on January 4, 2016 to R$3.25/US$ 1.00 on December 30, 2016, which represented a variation of approximately 19% in the period.

The real exchange rate versus the dollar presented a devaluation beginning in January 2015 from just over R$2.69/US$1.00 on January 2, 2015 to about R$3,90/US$1.00 on December 31, 2015, representing an increase of approximately 45% in the period, influenced primarily by the deterioration of the Brazilian political and economic scenario, the successive falls of sovereign rating of the country, which lost the "investment grade" and the consequent increased risk aversion associated with emerging countries on the part of foreign investors.

In 2014, the exchange rate of the real against the dollar presented devaluation since the start of September 2014, rising from just over R$2.25/US$1.00 for about R$2.65/US$1.00 (17.7%) variation in December, influenced by short-term factors relevant as the increase of the uncertainties associated with the electoral process, the additional drop in the prices of commodities, the global movement of appreciation of the dollar and the rise in risk aversion associated with emerging countries.

In 2014, the exchange rate showed some volatility, especially when compared to the period of the global financial crisis. Accordingly, the flow of foreign capital has exerted little pressure on the exchange rate. As a result, the dollar presented an exchange rate appreciation in relation to the real, from R$ 2.3426 at the beginning of the year to R$ 2.6562 at the end of the year.

The table below shows the evolution of GDP, inflation rates and the exchange rate of the dollar:

	Financial year ending December 31
	2016	2015	2014
Increase in GDP	(3.59)%	(3.8)%	0.1%
Inflation (IGP-M)	7.19%	10.54%	3.69%
Inflation (IPCA)	6.29%	10.67%	6.41%
Appreciation (Depreciation) Real x Dollar	(19)%	45.00%	13.39%
Dollar Exchange Rate by the year end	R$ 3.2591	R$ 3.9048	R$ 2.6562
Average price of the dollar	R$ 3.4833	R$ 3.2989	R$ 2.3547

Provision of Judicial Contingencies for the Compulsory Loan:

There for significant litigation involving Eletrobras holding. The largest number of lawsuits in this universe relates to the prosecution that have as their objective the application of monetary restatement criteria on the booked credits of the Compulsory Loan concerning electric energy consumption.

These claims have as their objective to challenge systematic restatement determined by the laws governing the Compulsory Loan and applied by the company.

The credits of the compulsory loan were paid by the Company through conversions performed in 1988, 1990 and 2005.

The dispute was brought to the Superior Court of Justice (STJ), and the issue of merit was determined by that Court. The matter, however, is currently the subject of appeal in the Federal Supreme Court (STF), which is pending decision.

In spite of the matter having been submitted to the Federal Supreme Court, given the precedent of the STJ decision based on article 543-C of the Civil Procedure Code of 1973, the complaints filed have following their normal course, and as a consequence, various determinations have occurred for the payment of differences in monetary correction relating to this period. As a result of these determinations, Eletrobras has been the target of numerous enforcements, and these enforcements have resulted in disputes between Eletrobras and the authors as to how to determine the amount due.

However, in the third quarter of 2015, the STJ handed down decisions defining parameters for the calculation methods for these enforcements, accepting sum of the allegations of f Eletrobras, but not in their entirety, which resulted in adjustments in the calculation methods of Eletrobras and the risk classification of these shares and the consequent change in the provision for contingencies in the year ending on December 31, 2015.

The company maintains a provision for these civil contingencies in the amount of R$ 13,902 million corresponding to these proceedings (compared to R$ 9,279 million on December 31, 2015).

These actions should not be confused with those filed with the intent of redemption of bearer bonds, issued as a result of the Compulsory Loan, which are currently unenforceable.

Effects of Act no. 12,783/2013

In 2012, the Federal Government converted the provisional measure no. 579/2012, into Act no. 12,783/2013, which significantly altered the Brazilian electric sector. The law allowed concession holders to operate electric generation and transmission assets, whose completion was planned for the period between 2015 and 2017, to renew these concessions for a maximum period of 30 years from January 1, 2013, but subject to significantly lower tariff levels. Pursuant to the option granted by law, Eletrobras and other concessionaires could be subjected to competitive processes to renew their generation and transmission concessions. Act no. 12,783/2013 also dealt with the possibility of renewal of the distribution concessions, since it ensured the continuity, efficiency of the provision of the service, the reasonableness and the tariff criteria for operational and economic rationality, with these having been the conditions for this renewal regulated by Decree no. 8,461, 02 June 2015. These criteria must be achieved through continuous improvement metrics established by the concession grantor, to be detailed by addendums to concession agreements to be signed by the distributors.

In 2013, there has been a change in the system for structuring of revenue regarding the generation and transmission concessions renewed, determining the separate application of the methods of exploitation and operation and maintenance, pursuant to Act no. 12.783/2013. For these reasons, companies that have renewed their claims of generation and transmission pursuant to Act no. 12.783/2013 received, in 2013, lower payment rates in relation to the renewed assets, compared to amounts received before the Act no. 12.783/2013 took effect. For the renewal of generation concessions, there is a new business model, in which the rate covers only a standard operation and maintenance cost plus a margin of 10%, as compared to non-renewed franchises, with which the concessionaire could sell the energy generated.

Pursuant to Act no. 12,783/2013, the Federal Government agreed to pay Eletrobras and other electric energy concessionaires through installments the values of the investments in generation and transmission that were not amortized during the concession period. Some of these values have already been agreed upon and paid (first installment), while others had been estimated for the purposes of the preparation of the consolidated financial statements of the fiscal year ending on December 31 2012, based on available information.

The second installment relating to payments on assets not amortized and not depreciated under the provisions of Act no. 12,783/2013 and ANEEL Normative Resolutions Nos. 589/2013 (generation) and no. 596/2013 (transmission) and are related to investments made by the Eletrobras companies, that still are not depreciated and amortized, which were not initially considered in the first installment, which was recognized at the time of the publication of Act no. 12.783/2013 amounting to R$ 14.4 billion, with a base date of December 2012.

Until December 2015, there was no regulation concerning the payment terms of these claims and, for this reason, they were not accounted for in the financial statements of Eletrobras as of December 31, 2015. However, on April 22, 2016 the Ordinance of the Ministry of Mines and Energy No. 120/ 2016, which regulates the conditions for receipt of payments relating to electric power transmission assets existing on May 31, 2000, the so-called facilities of the Basic Network of the Existing System-RBSE. In accordance with the referenced Ordinance, the values approved by ANEEL will compose the Regulatory Remuneration Base of the electric energy transmission concessionaires and the cost of capital will be added to the respect Permitted Annual Revenue. The referenced cost of capital will be composed of parcels of remuneration and depreciation, adding in taxes due ("gross up", observing the corporate laws and will be recognized from the tariff procedure of 2017, being readjusted and revised in conformance with the concession contract. The remuneration and depreciation portions will be defined considering the methodologies of the Periodic Tariff Review of Revenue of Existing Concessionaires, approved by the ANEEL, and the Regulatory Remuneration Base will be depreciated considering the residual useful life of the assets and updated by the Broad National Consumer Price Index - IPCA. The cost of capital referring to the period of December 2012 up to the tariff process of 2017 will be remunerated for the cost of actual equity capital of the segment of transmission defined by the ANEEL in the methodologies of the Periodic Tariff Review of Revenue of Existing Concessionaires. From the tariff process of 2017, the cost of capital will be remunerated for the Average Weighted Cost of Capital - WACC, defined by the ANEEL, and must be incorporated, from the tariff process of 2017, for a period of eight years. The accounting recognition of RBSE impacted the transmission revenue of the period ending on December 31, 2016, in the Update of Transmission Return Rates account, in the amount of R$ 28,600,000,000.

With regard to generation, the determined credits still shall be paid to the concessionaires in relation to provisions throughout the various years, while the full value of this credit was partially recorded in the consolidated financial statements of December 31, 2016 (R$ 1.5 billion, and Eletrobras is claiming the amount of approximately R$ 6.1 billion on the base date of December 31, 2012.

In the case of Eletrobras' distribution subsidiaries, they preliminarily stated their interest in renewing their distribution concessions in accordance with the reduced tariff levels of Act no. 12,783/2013, however the execution of the contractual addendums depended on approval by the Extraordinary General Meeting of Eletrobras.

However, the decision of the shareholders of Eletrobras, made in the 165th Extraordinary General Meeting, was not to renew the concessions of the subsidiaries, Companhia Energética Companhia Energética do Piauí - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, and to privatize the distributors by December 31, 2017, subject to penalty of their respective liquidations.

Due to their being state enterprises, the privatization of the Distributors shall observe the rules of the National Privatization Plan ("PND), in particular Act no. 9,491 of September 9, 1997.

Through the Provisional Measure 727/2016, converted into Law 13,334/2016 the Program of Investment - PPI was created, destined to amplify and strengthen interaction between the State and the private initiative through the conclusion of partnerships for the execution of public infrastructure ventures and other privatization measures.

Provisional Measure 735/2016 of 06/22/2016, converted into Act no. 13360 / 2016, authorized the Union, when the service provider is a legal entity under its direct or indirect control, to promote the bid for the public sector associated with the transfer of control of the legal entity providing the service, granting a concession agreement to the new controller for a period of 30 (thirty) years.

For this reason, even with the non-renewal of the concession, the Federal Government will promote this jointly with the alienation of shareholder control of the aforementioned Eletrobras distribution companies.

On August 3, 2016, the Ministry of Mines and Energy Ordinance Nos. 420, 421, 422, 423, 424 and 425 were issued, respectively naming Distributors Amazonas Distribuidora de Energia S.A; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A. - CERON, Companhia Energética do Piauí - CEPISA; Companhia Energética de Alagoas - CEAL; and Boa Vista Energia SA, as responsible for the provision of public electricity distribution services, on a temporary basis, with a view to guaranteeing continuity of service, pursuant to article 9, paragraph one, of Law 12,783/2016.

Over the period of temporary provision of services, Distributors may, during the period of provision of temporary services, apply the approved results of tariff revisions and adjustments, as well as contract and receive funds from the Consumption of Fuels Account - CCC, Energy Development Account - CDE and Global Reversion Reserve - RGR. Accordingly, the Ministry of Mines and Energy through Ordinance 388/2016 and the ANEEL, through Resolution 748/2016 established that the appropriate remuneration of the Distributors would be complemented through financing, with funds from the RGR, applying the rate of interest of 111% of the SELIC rate, in conformance with paragraph 9, art. 6 of the aforementioned Resolution.

In addition to this, through the Ministry of Mines and Energy (MME) Order of August 3, 2016, Companhia Energética de Roraima ("CERR"), a company under the control of the State of Roraima, was denied its application for renewal of the concession of electricity distribution services, granted to it by means of Ordinance MME 920, dated November 5, 2016.

As per the provision in MME Ordinance no. 425, the Ministry of Mines and Energy designated the Eletrobras subsidiary Boa Vista Energia S.A., as responsible for providing the public service of distribution of electricity for the area of the CERR concession at the time. Thus, there was a merger of the concession areas, and the tender will be for the entire state of Roraima. While CERR, as a company, could be liquidated without its concession, this measure is up to the government of the state, which is the controller of that company. In the CERR concession area, Boa Vista Energia’s responsibility is exclusively for providing service to the interior of Roraima.

It is worth noting that in 2016, under the terms of the National Privatization Plan, of the Investment Partnerships Program ("PPI") and the ANEEL regulations, Celg-D was privatized through acquisition by ENEL Brasil S.A, with goodwill of 28%. The accounting effect of the privatization of Celg-D in the Financial Statements of the fiscal period of 2016 are described below:

Onerous Contracts

Eletrobras was part of various energy purchase and sale contracts relating to the concessions, whose period of termination fell between the years of 2015 and 2017. Through the enactment of Act no. 12,783/2013, several of these contracts became onerous for Eletrobras, taking into consideration that they were concluded based on old tariff levels. Eletrobras estimated that these contracts, based on former tariff levels, would be lucrative. However, based on the new reduced tariffs, the contracts would result in additional losses for Eletrobras.

In 2014, Eletrobras performed a reversal of provisions for losses in onerous contracts. For more information concerning the reversal of these provisions, see the explanatory note no. 33 of the consolidated financial statements of Eletrobras of 2014.

In 2015, Eletrobras performed the constitution and reversal of provisions for losses in onerous contracts. For more information concerning the reversal of these provisions, see the explanatory note no. 34 of the annual financial statements relating to the fiscal period ending on December 31, 2015.

In 2016, Eletrobras conducted the constitution and reversal of provisions for losses in onerous contracts. For more information concerning the reversal of these provisions, see the explanatory note no. 33 of the annual financial statements relating to the fiscal period ending as of December 31, 2016.

Generation Scaling Factor – GSF

In the year 2015, a broad sector debate took place concerning the effects and solutions for the GSF in the administrative, regulatory, company, legislative and judicial sectors. Act no. 13,203/2015, of December 8, 2015, and Normative Resolution no. 684/2015 of the ANEEL, of December 11, 2015, established all the criteria for agreement and conditions for renegotiation of the hydrological risk and were the results of the procedure of Provisional Measure No. 688/2015 (which received 78 parliamentary amendments) and of the four phases of the ANEEL Public Hearing No. 032/2015 (which received contributions from various agents).

It should be emphasized that, before the publication of Act no. 13,203/2015, all of the possible hydrological risk existing was assumed exclusively by the hydraulic generation agents of the MRE. Therefore, when the GSF had a value lower than 1.0, that is, when the total hydraulic generation verified for the sum of the MRE integrating plants was below the total Physical Guarantee of that same group, the difference was distributed among all hydraulic generators, in proportion to their physical guarantees. Depending on the contracting situation of each hydraulic generator, it could be necessary to acquire the missing amount of energy in the short-term market. Beginning with the entry into effect of Act no. 13,2013/2015, the generators could share the hydrological risk with the consumers, through the payment of the "risk premium".

The evaluation of the products available under the hydrological risk renegotiation, as listed in Resolution No. 684/2015, took into consideration the following aspects: the commercialization profile of the plant for the regulated (ACR) and free contracting (ACL) environments, the hedging strategy, deprecation forecasts, energy simulations, economic-financial feasibility studies (VPL by type of product), accounting impact analysis, duration of Concession Contracts, cost of the risk premium, legal analysis, additional risks of Reservation Energy Contracting, projections of the Net Liquidation of Differences (PLD) and the destination of secondary energy, among others.

The extension of concessions is limited to the Turcuruí, Marechal Mascarenhas de Moraes and Serra da Mesa hydroelectric power plants, not being applicable to all the plants. The other plans have sufficient remaining concession periods to support the postponement of the risk premium in relation to the fiscal period of 2015. In accordance with Law 13.203/15, it was possible to extend the concession of the plants up to the limit in order to amortize the renegotiation relating to the retroactivity of 2015.

Investment in CELG-D

On September 26, 2014, in an Extraordinary General Meeting, the shareholders of Eletrobras approve the acquisition of 50.9% of the shares of Celg-D Distribuição S.A. - Celg-D. The transaction was completed on January 27, 2015 for R$ 59.5 million. In conformance with the balance sheet of Celg-D, its financial statements appear completely consolidated in the Financial Accounting Reports of Eletrobras from October 1, 2014.

On December 28, 2015, the Company's shareholders, meeting at the 164th Extraordinary General Meeting of Eletrobras, approved the extension of the concession of the Celg-D energy distribution service, as well as the sale of the ownership interest held by Eletrobras in Celg- D. Accordingly, Celg-D was presented, as of December 28, 2015, in a deconsolidated manner in the Financial Statements of Eletrobras for the fiscal year ended on December 31, 2015. Accordingly, the asset balances of Celg-D, indicated in the consolidated balance sheet of Eletrobras relating to the fiscal period ending on December 31, 2015 were presented as an asset held for sale. In cash flow statements and consolidated income statements, in turn, the amounts related to Celg-D as of December 28, 2015, the date on which the shareholding arrangements held by Eletrobras were approved, were maintained under the respective headings. Such disposal was not considered as a discontinued operation, since the Company, on December 31, 2016, still did not have operations in the distribution segment that did not meet the criteria for presentation as discontinued and, therefore, on December 31, 2016, CELG D was consolidated in the Financial Statements of Eletrobras.

On November 30, 2016, the Privatization Auction Number 02/2016 of Celg-D was conducted on the Sao Paulo Stock Exchange – BM&FBOVESPA, and the successful bidder was the company ENEL BRASIL SA (“Successful Bidder”).

On January 24, 2017, the Administrative Council of Economic Defense – CADE authorized the conclusion of the privatization operation of Celg-D.

On January 31, 2017, the National Electric Agency (“ANEEL”) approved the acquisition of Celg-D by ENEL BRASIL S/A, through Authorization Resolution no. 6.182/2017.

On February 14, 2017, the purchase and sale contract for Shares of Celg-D between Eletrobras, Companhia Celg de Participações – CELBPAR and ENEL BRASIL S/A, in accordance with the established timetable. Eletrobras received, on that date, the amount of R$ 1,065,266,000,000 relating to this disposal of assets.

Amounts on the order of R$0.527 million, connected to a sale of a part of the shares of Celg-D shares held by Eletrobras to employees of Celg-D.

The main assets and liabilities of the Celg-D subsidiary classified as held for sale, on December 31, 2016, are shown below:

	12/31/2016	12/31/2015
Cash and cash equivalents	76,144	82,182
Customers	988,093	1,112,469
Taxes and social contributions	149,570	170,440
Court deposits	212,420	136,761
Financial assets	62,296	199,497
Fixed assets	44,983	43,328
Intangible assets	2,065,418	1,908,127
Reimbursable assets - FUNAC	650,065	672,615
Other assets	157,224	298,366
All assets of the CELG D subsidiary classified as held for sale	4,406,213	4,623,785

Suppliers	1,467,436	1,983,890
Loans and financing	1,085,476	1,304,503
Taxes and social contributions	277,612	360,553
Sector charges	706,039	428,332
Post-employment benefit	149,698	146,800
Provision for contingencies	669,729	568,100
Other liabilities	819,023	782,831
Liabilities of the CELG D subsidiary associated with assets classified as held for sale	5,175,013	5,575,009

The effect expected for 2017 shall be the deconsolidation of Celg-D and the ascertainment of the total revenues ascertained as a result of the sale of the asset.

Electric Energy Market

According to the Empresa de Pesquisa Energética - EPE (Monthly Summary of the Electric Energy Market, December 2016), the total consumption of energy in Brazil up to December 2016 was 460,001 GWh, a reduction of 0.9% in relation to the same period in 2015 (see table 1). The main responsible factors for this drop were mild temperatures and a fall in economic activity.

Electric energy consumption (GWh)
Class	2016	2015	%
Brazil	460,001	464,402	(0.9)
Residential	132,893	131,024	1.4
Industrial	164,034	168,859	(2.9)
Commercial	88,185	90,416	(2.5)
Other	74,889	74,103	1.1
Source: Permanent Commission of Analysis and Monitoring of the Electric Energy Market – COPAM/EPE. * 2015 data revised by the EPE.

The largest decrease was observed in the industrial sector, 2.9% in relation to the accumulated consumption up to December 2016, in part due to the progressive deceleration that the economy experienced in 2016. The residential sector, in turn, showed a slight increase of 1.4% from 2015. Commercial establishments and services showed a fall of 2.5% compared to last year. The economic framework of low activity and uncertainty in the short-term scenario may have influenced significantly consumer confidence and purchasing power and therefore the performance of the electricity consumption of commercial classification.

Despite this, in 2016 UHE Itaipu beat its annual generation record with 103.098 TWh, also establishing a new world record and again becoming the plant with the biggest annual production verified so far in the world.

The nuclear power plants of Angra dos Reis (Angra I and Angra II) also recorded record generation numbers in 2016, in a year with a halt in the resupply of fuel, and generated about 15.9 TWh. In addition, both plants exceeded their individual production records in years with fuel exchanges.

Itaipu

Itaipu, one of the biggest hydroelectric power plants in the world, is held by Brazil and Paraguay jointly, and was created under a treaty between both countries, which also regulates its terms of operation.

According to the treaty that created the Itaipu, Eletrobras is obligated to market not only the 50% of energy produced that belongs to Brazil, but also part of the energy destined to Paraguay that is not used. Due to the treaty, Eletrobras markets about 95% of the electricity produced by Itaipu. Articles 7 and 8 of Act no. 5.899, of July 5, 1973, establish the standards used by the distribution companies to calculate the amount of energy acquired from Itaipu.

Despite Itaipu producing a large amount of electrical energy, the Itaipu treaty requires that the sale of energy produced by Itaipu be done not for profit, that is, without net effects on the results of Eletrobras.

In order to meet this requirement, the profit from the sale of Itaipu energy is credited in subsequent periods to the energy accounts of residential and rural consumers through the National Interconnected System (thus reducing Eletrobras income from the sale of energy) and losses are taken into consideration by ANEEL when calculating electrical energy tariffs in subsequent periods.

Thus, the commercialization of electrical energy from Itaipu should not generate relevant impacts on the Financial Statements of Eletrobras. Eletrobras does not consolidate the results from Itaipu.

However, Eletrobras is also entitled to income from financing contracts entered into with Itaipu Binacional. These receivables are an important source of income for Eletrobras and will be amortized until 2023.

According to Federal Law 11,480/2007, of 2007, the adjustment factor was eliminated, calculated on the basis of the consumer price indices (consumer price index - CPI and Industrial goods), of the financing agreements concluded between Eletrobras and Itaipu Binacional and of credit transfer agreements signed with the National Treasury, with the Company being ensured in relation to the maintenance of its revenue flow, given that Decree No. 6,265/2007 was issued, stating that a factor equivalent to the previous readjustment factor being transferred to distributors of energy annually.  As a result of this, Decree no. 6,265/2007, created an asset for the part of the annual differential determined, equivalent to the annual adjustment factor removed from the financing included annually, starting in 2008, in the transfer rate used by the Company, preserving the flow of receivable resources originally established in the financing agreements, which we call “Itaipu Financial Asset.” The values relating to the annual readjustment factor are defined annually by a Ministerial Ordinance of the Ministries of Finance and of Energy and will be realized through their inclusion in the transfer rate to be used until 2023. The balance arising from the adjustment factor for Itaipu Binacional, inserted in the item Financial Asset, presented in Non-current Assets, amounts to R$ 3,161,000,000 as of December 31, 2016, equivalent to US$ 970,000,000 (R$ 5,976,000,000 on December 31, 2015, equivalent to US$ 1,530,000,000), of which R$ 2,706,000,000, equivalent to US$ 830,000,000, will be transferred to the National Treasury by 2023, as a result of the credit transfer operation performed between the Company and the National Treasury, in 1999. These amounts will be realized by their inclusion in the transfer rate to be used until 2023.

For further details on the accounting treatment of Itaipu, see item IV of explanatory note 3.10 of the consolidated financial statements of Eletrobras related to the fiscal year ending on December 31 of 2016.

Variations in Exchange Rate

Fluctuations in the value of the real in relation to the US dollar, particularly devaluations and/or depreciations of the real, had and continue to have an effect on the results of Eletrobras, and may have an important impact on the Company’s results particularly in the component “Exchange Rate Variances.” According to the Itaipu treaty, all revenue from Itaipu is determined in US dollars.

On December 31 of 2016, Eletrobras had a positive exposure in dollars (more assets than liabilities), especially due to the operations with Itaipu (marketing and Loans/Financing).

In Eletrobras’ financial statements, the effects from the financing granted by Eletrobras to Itaipu derived from the exchange rate variance are accounted directly in the Financial Results of Eletrobras. The assets and liabilities arising from operations with Itaipu are shown in the balance sheet of Eletrobras respectively in the lines “Financial Asset” under the Current and Non-current segments. For further information on the impacts of the exchange rate variance on the Company’s results, see explanatory note no. 18 of the annual financial statements for the fiscal year ending on December 31 of 2016.

Eletronorte

The corporate objective of subsidiary Eletronorte is, among other activities: a) conduct studies, projects, construction, operation and maintenance on generating power plants, substations, transmission lines and associated telecommunications and distribution systems and for marketing of electrical energy and transmission of data, voice and images, and may both import and export electrical energy, as well as perform acts of commerce deriving from these activities; b) participate in research of interest to the electrical sector linked to the generation and transmission, as well as studies on the usage of reservoirs for multiple purposes; c) provide laboratory, services, operation and maintenance of systems to generate and transmit electrical energy, technical, operational and administrative support to companies that provide the public service of electrical energy; d) participate in associations or organizations of a technical-scientific and corporate nature, of a regional, national or international scope, of interest to the electrical energy sector; e) associate itself, contributing funding or not, in the creation of corporate consortiums or holding companies, with or without controlling power, destined to explore the generation or transmission of electrical energy, in the regime of concessions or authorizations.

In the fiscal year ended on December 31 of 2016, net operating revenue from Eletronorte presented an increase of 51% in relation to 2015, from R$ 5,777,000,000 in the fiscal year ended on December 31 of 2015 to R$ 8,707,000,000 in 2016.

There are important long-term contracts for the supply of electrical energy to two of its main clients: the aluminum consortium of Maranhão – Alumar, formed by the companies BHP Billiton, Alcoa and Alumínio Brasileiro S.A. – Albrás. Part of the revenue from these long-term contracts is associated to the payment of a premium linked to the international price of aluminum as quoted on the London Metal Exchange (LME) as a base asset to define monthly premiums that can be considered a hybrid (combined) contract, including a non-derivative contract that it falls under, so that the cash flow from the combined instrument in some circumstances varies as if it were an isolated derivative.

Considering that the premium is connected to the price of commodity of aluminum of LME, one may assign the fair value of these contracts. The amount of LME closed the month of December of 2016 quoted at US$ 1,722.17/ton, which represented a positive variation of 15.17% connected to the amount checked in December 2015, when the price of commodity reached US$ 1,495.35/ton.

In the same year under analysis, there was appreciation of Brazilian Real versus dollar with the quote decreasing from R$ 3.87 to R$ 3.35. The positive variation of the aluminum price contributed to an increase in the expectation of fair amount for the derivatives compensating the depreciation of the dollar over the period.

The gain ascertained in this operation with derivatives over the year of 2016 is R$ 182,462 thousand (loss of R$ 213,599 thousand on December 31, 2015) and is shown in the financial result.

Regulated Distribution Tariffs

In the fiscal year ending on December 31 of 2016, 25% of Eletrobras’ net revenue (before eliminations) resulted from the distribution of electrical energy. Electrical energy distribution companies in general have had losses, which will probably continue to occur, since the tariffs they can charge are regulated and adjusted by ANEEL.

Starting in January of 2015, energy bills started operating under the Tariff Flags System. The green, yellow and red flags will indicate whether energy will cost more or less, depending on electricity generation conditions. Electrical energy in Brazil is generated predominantly by hydroelectric power plants. In order to work, these plants depend on rain and on the level of water in the reservoirs. When there is little water stored, thermoelectric power plants may be turned on so as to save water in the hydroelectric power plants’ reservoirs. With this, the cost of generation increases, since these power plants are run on fuels such as natural gas, charcoal, fuel oil and diesel. On the other hand, when there is a lot of water stored, thermal power plants do not need to be turned on and the cost of generation is lower.

The flags will be adopted considering the following criteria:

  The green flag will be activated in the months in which the value of the Unit Variable Cost – CVU OF the last plant to be checked is below the value of R$ 211.28/Mwh, which means favorable energy generation conditions, and there is no addition to the tariff.

  The yellow flag will be activated in the months in which the CVU value of the last plant to be checked is equal to or greater than R$211.28/Mwh and less than the ceiling value of the Price of Liquidation of Differences – PLD, currently at R$ 422.56/MWh, which means less favorable generation conditions. The tariff in this case will suffer an increase of R$ 1.50 for every 100kW/hr for consumers.

  The red flag – Level 1 will be activated in the months on which the CVU value of the last plant to be checked is equal to or greater than the ceiling valued of the PLD, of R$ 422.56/MWh and is less that the value of R$ 610.00/MWh, which indicates more costly conditions in the energy generation. The tariff in this case will suffer an increase of R$ 3.00 per every 100kW/hr for consumers.

  The red flag - Level 2 will be triggered over the months on which the amount of CVU of the last plant to be dispatched is equal or higher than the amount of 610.00 R$/MWh, which denotes even higher conditions of generation. The tariff in this case will suffer an increase of R$ 4.50 per every 100kW/h for consumers.

In short, the flags system, which began to be used in January of 2015, reflects generation conditions and signals to consumers the option of reducing their consumption, and influences the final cost of energy generation.

Fixed Transmission Revenue

Differently the revenue from distribution and generation activities (whose concessions were not renewed in light of Act 12,783/2013), the revenue from transmission activities is set by the Federal Government. This applies to all electrical energy generation activities with transmission operations in Brazil. Consequently, the revenue from transmission activities does not increase or decrease based on the amount of electrical energy transmitted. The Federal government establishes a fixed revenue rate for transmission every year that end consumers must pay, and this is passed on to Eletrobras and recorded as revenue from transmission activity.

Fixed Revenue from Operating and Maintaining Renovated Power Plants in light of Act 12,783/2013 (RAGs)

As pointed out above, in 2012 the Federal government converted Provisional Measure no. 579/2012 into Act 12,783/2013, which significantly changed the Brazilian electrical sector. The law allowed concession holders to operate electric generation and transmission assets, whose completion was planned for the period between 2015 and 2017, to renew these concessions for a maximum period of 30 years from January 1, 2013, but subject to significantly lower tariff levels. Pursuant to the option granted by law, Eletrobras and other concessionaires could be subjected to competitive processes to renew their generation and transmission concessions.

In 2013, there was a change in the revenue structuring regime in regards to renewed generation concessions, which established a separate application of the methods of exploration and of operation and maintenance, in the terms of Act no. 12.783/2013. For the renewal of generation concessions, there is a new business model, in which the rate covers only a standard operation and maintenance cost plus a margin of 10%, as compared to non-renewed franchises, with which the concessionaire could sell the energy generated.

Through ANEEL Ratifying Resolution No. 2,107/2016, within the scope of the process of annual adjustment, the RAGs for hydroelectric power plants whose concessions were renewed in 2013 were ratified. An average variance of 14.81% was observed for Eletrobras power plants, between the RAG for the 2015–2016 cycle and the RAG for the 2016–2017 cycle, as seen in the following table:

Company	Power Plant	RAG (2015-2016)[1]	RAG (2016-2017)[2]	Variance (%)
CHESF	Boa Esperança	R$ 37,681,290.26	R$ 50,423,649.95	33.82%
	Complexo Paulo Afonso	R$ 464,579,501.25	R$ 540,592,583.98	16.36%
	Funil - BA	R$ 5,472,516.50	R$ 6,140,599.05	12.21%
	Itaparica (Luiz Gonzaga)	R$ 166,862,542.67	R$ 209,243,762.78	25.40%
	Pedra	R$ 3,100,436.09	R$ 3,845,827.91	24.04%
	Xingó	R$ 324,632,992.43	R$ 398,752,712.87	22.83%
ELETRONORTE	Coaracy Nunes	R$ 10,021,468.12	R$ 12,073,482.02	20.48%
FURNAS	Corumbá I	R$ 50,796,583.69	R$ 59,886,985.42	17.90%
	Estreito (L.C. Barreto)	R$ 117,145,879.60	R$ 133,063,582.42	13.59%
	Funil - RJ	R$ 25,296,204.67	R$ 28,961,571.79	14.49%
	Furnas	R$ 246,250,060.53	R$ 227,449,454.35	-7.63%
	Marimbondo	R$ 165,885,832.48	R$ 187,616,445.02	13.10%
	Porto Colômbia	R$ 40,229,099.35	R$ 45,383,282.51	12.81%
TOTAL ELETROBRAS		R$ 1,657,954,407.64	R$ 1,903,433,940.07	14.81%
1- Data from Ratifying Resolution No. 1,924, of July 28, 2015. 2- 2- Data from Ratifying Resolution No. 2,107, of July 19, 2016.

Impairment

Impairment is the accounting concept used to adjust the value of a given asset to its real capacity to yield an economic return. Impairment is applied to assets under permanent assets, assets of an undefined lifespan (goodwill), assets available for sale and investment in discontinued operations.

In the case of Eletrobras, the estimate of the recoverable value of its long-term assets is based on the “value-in-use” of each asset, given that there is no market capable of absorbing the infrastructure acquired by the Company and linked to the operation of the enterprises related to the concession it owns. Value-in-use is determined based on the net present value of estimated future cash flow.

The sums allocated to the assumptions are an evaluation by Company’s administration regarding the future trends in the electrical sector and are based both on external sources of information and historical sources. The cash flow was projected based on the Company’s operating results and projections until the end of the concession. When a need is found to create a provision for reduction of the recoverable value of long-term assets, this provision is recognized in the results for the period under the item Operating Provisions.

On December 31, 2016, the accrued value of the provision for recoverable amounts relating to all the ventures of the Company corresponded to R$ 16,107,910,000 (R$ 10,568,966,000 on December 31, 2015).

The analysis determined the necessity of the constitution (reversal) of a provision for losses in the following ventures in the year of 2016:

Transmission

Unidade Geradora de Caixa	31/12/2015	Adições	Reversões	31/12/2016
CC 061-2001	174.389	1.902.617	-	2.077.006
LT Jauru Porto Velho	126.025	185.520	-	311.545
CC 018-2012 Mossoró Ceará Mirim	100.497	-	-	100.497
CC 005-2012 Jardim NSra Socorro	89.830	-	-	89.830
CC 006-2009 Suape II e III	88.101	-	-	88.101
CC 014-2008 Eunápolis TFreitas	64.773	17.222	-	81.995
CC 020-2010 Igaporâ BJLapa	69.268	-	-	69.268
LT Ribeiro Gonçalves - Balsas	35.574	29.426	-	65.000
CC 017-2009 Natal III Sta Rita	59.517	-	-	59.517
LT Funil-Itapebi	54.597	-	(1.056)	53.541
LT Camaçari IV - Sapeaçu	39.552	10.554	-	50.106
CC 010-2011 Paraíso Lagoa Nova	44.800	-	-	44.800
SE Coletora Porto Velho	34.123	9.850	-	43.973
LT Recife II - Suape II	28.325	14.828	-	43.153
CC 010-2007 Ibicoara Brumado	40.611	-	-	40.611
CC 017-2012 Mirueira Jaboatão	31.184	-	-	31.184
CC 018-2009 Eunáp TFreitas C2	30.232	-	-	30.232
SE Caxias / Ijuí / N. Petrópolis / Lajeado	32.259	-	(4.706)	27.553
CC 019-2012 Igaporã Pindaí	21.506	-	-	21.506
LT Presidente Médice - Santa Cruz	27.339	-	(6.728)	20.611
CC 015-2012 Camaçari IV Pirajá	18.060	-	-	18.060
LT Campos Novos - Nova Santa Rita	30.822	-	(13.975)	16.847
Outros	65.098	322.187	(102.183)	285.102
	1.306.482	2.492.204	(128.648)	3.670.038

Generation

Unidade Geradora de Caixa	31/12/2015	Adições	Reversões	31/12/2016
UTN Angra 3	6.063.454	2.885.939	-	8.949.393
UHE Samuel	417.632	18.228	-	435.860
UHE Batalha	559.345	-	(126.582)	432.763
Candiota Fase B	119.939	236.126	-	356.065
Casa Nova I	163.496	161.373	-	324.869
UHE Simplício	382.864	-	(65.596)	317.268
UTE Camaçari	343.765	-	(39.854)	303.911
UHE Serra da Mesa	-	199.184	-	199.184
Eólica Hermenegildo III	75.598	69.721	-	145.319
Eólica Hermenegildo II	65.815	77.214	-	143.029
UHE Passo São João	118.132	12.160	-	130.292
Eólica Hermenegildo I	56.301	73.468	-	129.769
UTE Coaracy Nunes	77.551	-	-	77.551
PCH João Borges	44.038	8.492	-	52.530
UHE São Domingos	44.703	-	(451)	44.252
PCH Rio Chapéu	37.279	4.476	-	41.755
Eólica Chuí IX	22.631	14.397	-	37.028
UTE Santana	27.840	-	-	27.840
UTE Mauá III	102.191	-	(102.191)	-
Outros	81.717	130.247	(159.826)	52.138
Total	8.804.291	3.891.025	(494.500)	12.200.816

Distribution

Concessão	31/12/2015	Adições	Reversões	31/12/2016
Amazonas D	-	63.610	-	63.610
Cepisa	290.247	-	(199.362)	90.885
Eletroacre	90.808	-	(90.808)	-
Ceron	59.885	35.245	(59.883)	35.247
Ceal	-	32.446	-	32.446
Boa Vista	17.281	-	(2.413)	14.868
Total	458.221	131.301	(352.466)	237.056

RBSE Financial Revenue

The financial statements for fiscal 2016 were strongly influenced by the accounting registration of financial revenue from electrical energy transmission assets existing on May 31 of 200, named facilities of the Existing Basic Grid System (RBSE), with an impact on revenue from transmission in the fiscal year ending on December 31 of 2016, in the account Transmission Return Rates Update, of R$ 28,600,000,000, related to the transmission lines whose concessions were renewed in 2012, as regulated by Ordinance number 120, by the Ministry of Mines and Energy, dated April 20, 2016. This effect was recognized in the accounting results of Eletrobras Holding by recording the equity.

According to the mentioned Ordinance, the payment must be made in the following conditions:

(i)        The values ratified by the National Electrical Energy Agency (ANEEL) will begin to compose the Regulatory Basis for Remuneration for electrical energy transmission concessionaires and the cost of capital will be added to the respective Permitted Annual Revenue.

(ii)       The cost of capital corresponding to assets, referred to in item (i), will be composed by portions for remuneration and for depreciation, plus appropriate taxes, subject to corporate laws, and will be recognized starting with the tariff process of 2017, and is adjusted and reviewed according to the rules established in Concession Agreements;

(iii)      The portions for remuneration and for depreciation will be defined considering the methodologies of the Periodical Tariff Revision of the Revenue of Existing Concessionaires, approved by ANEEL. and the Regulatory Basis for Remuneration, defined in item (i), will be depreciated considering the residual lifespan of assets and updated by the National Broad Consumer Price Index - IPCA.

(iv)     The cost of capital not incorporated from the extension of concessions until the tariff process, established in item (ii), will be updated and remunerated by the real cost of capital itself of the segment of transmission defined by ANEEL in the methodologies of the Periodical Tariff Revision of the Revenue of Existing Concessionaires;

(v)      Starting with the tariff process established in item (ii), the cost of capital will be remunerated by the Weighted Average Cost of Capital defined by ANEEL, and will be incorporated starting with said process, for a period of eight years.

Statements of Results

Fiscal year ending on December 31 of 2016 compared to the fiscal year ending on December 31 of 2015

Centrais Elétricas Brasileiras S.A. – Eletrobras
Statement of Results - IFRS and BR GAAP
(In thousands of reals)
Fiscal Year Ending on December 31					2016 x
	2016	AV%	2015	AV%	2015 (%)
OPERATING REVENUE

Generation
Supply	12,885,622	21.23%	12,310,243	37.77%	4.67%
Supply	2,945,506	4.85%	3,571,809	10.96%	(17.53%)
CCEE	1,242,016	2.05%	1,811,552	5.56%	(31.44%)
Revenue from operation and maintenance - Renewed lines	2,178,699	3.59%	1,882,637	5.78%	15.73%
Revenue from construction	41,316	0.07%	148,403	0.46%	(72.16%)
Itaipu transfer	(346,638)	(0.57%)	234,425	0.72%	(247.87%)
	18,946,521	31.21%	19,959,069	61.25%	(5.07%)
Transmission
Revenue from operation and maintenance	239,691	0.39%	191,372	8.27%	25.25%
Revenue from construction - renewed lines	2,735,999	4.51%	2,504,239	6.38%	9.25%
Financial – Return on investment	29,406,261	48.45%	838,087	2.57%	3408.74%
Updates of the rate of return - Transmission	1,174,703	1.94%	2,077,616	0.00%	0.00%
	33,556,654	55.28%	5,611,314	17.22%	498.02%
Distribution
Supply	15,208,202	25.06%	14,835,424	45.52%	2.51%
Revenue from construction	1,165,611	1.92%	1,011,518	3.10%	15.23%
CVA and other financial components	(339,405)	(0.56%)	324,120	0.99%	(204.72%)
	16,034,408	26.42%	16,171,062	49.62%	(0.85%)

Other Revenue (net of eliminations)	2,399,419	3.95%	1,484,431	4.56%	61.64%

(-) Deductions from Operating Revenue
(-) Sector Fees	(2,550,473)	(4.20%)	(2,313,660)	(7.10%)	10.24%
(-) ICMS	(4,000,750)	(6.59%)	(3,877,677)	(11.90%)	3.17%
(-) PASEP and COFINS	(3,642,892)	(6.00%)	(4,108,891)	(12.61%)	(11.34%)
(-) Other Deductions	(44,944)	(0.07%)	(336,810)	(1.03%)	(86.66%)
	(10,239,059)	(16.87%)	(10,637,038)	(32.64%)	(3.74%)

Net Operating Revenue	60,697,943	100.00%	32,588,838	100.00%	86.25%

OPERATING COSTS

Energy bought for resale	(11,264,044)	(18.56%)	(10,766,227)	(33.04%)	4.62%
Charges for use of the electrical grid	(1,805,434)	(2.97%)	(1,737,959)	(5.33%)	3.88%
Fuel for production of electrical energy	(759,826)	(1.25%)	(1,249,836)	(3.84%)	(39.21%)
Construction	(2,381,630)	(3.92%)	(3,237,537)	(9.93%)	(26.44%)
	(16,210,934)	(26.71%)	(16,991,559)	(52.14%)	(4.59%)

GROSS RESULTS	44,487,009	73.29%	15,597,279	47.86%	185.22%

OPERATING EXPENSES
Personnel, material and services	(10,363,211)	(17.07%)	(9,495,417)	(29.14%)	9.14%
Remuneration and reimbursement	(362,702)	(0.60%)	(348,874)	(1.07%)	3.96%
Depreciation	(1,558,387)	(2.57%)	(1,417,856)	(4.35%)	9.91%
Amortization	(285,398)	(0.47%)	(424,744)	(1.30%)	(32.81%)
Donations and contributions	(219,417)	(0.36%)	(215,116)	(0.66%)	2.00%
Operating provisions/reversals	(14,415,045)	(23.75%)	(14,639,285)	(44.92%)	(1.53%)
Investigative Findings	(211,123)		-
Other	(2,232,367)	(3.68%)	(2,131,954)	(6.54%)	4.71%
	(29,647,650)	(48.84%)	(28,673,246)	(87.98%)	3.40%
OPERATING RESULTS BEFORE FINANCIAL RESULT	14,839,359	24.45%	(13,075,967)	(40.12%)	(213.49%)

FINANCIAL RESULTS
Financial Revenue
Revenue from interest, commissions and fees	1,154,010	1.90%	1,128,406	3.46%	2.27%
Revenue from financial investments	1,086,578	1.79%	1,122,643	3.44%	(3.21%)
Moratorium increase on electrical energy	320,836	0.53%	709,404	2.18%	(54.77%)
Active monetary adjustments	2,549,290	4.20%	3,765,236	11.55%	(32.29%)
Active Exchange rate variances	4,985,602	8.21%	10,251,948	31.46%	(51.37%)
Remuneration from Compensations – Act no. 12.783/13	-	0.00%	115,407	0.35%	(100.00%)
Adjustment of regulatory assets	231,107	0.38%	229,608	0.70%	0.65%
Gains with derivatives	218,714	0.36%	-	0.00%	0.00%
Other financial revenue	677,253	1.12%	629,589	1.93%	7.57%

Financial Expenses
Debt charges	(6,375,836)	(10.50%)	(6,340,459)	(19.46%)	0.56%
Commercial leasing charges	(303,381)	(0.50%)	(273,391)	(0.84%)	10.97%
Charges on shareholder resources	(200,857)	(0.33%)	(40,511)	(0.12%)	395.81%
Passive monetary adjustments	(4,149,223)	(6.84%)	(1,362,380)	(4.18%)	204.56%
Passive Exchange rate variances	(4,848,040)	(7.99%)	(10,219,318)	(31.36%)	(52.56%)
Adjustment of regulatory liabilities	(174,485)	(0.29%)	(130,502)	(0.40%)	33.70%
Losses with derivatives	0	0.00%	(221,666)	(0.68%)	(100.00%)
Other financial expenses	(1,100,879)	(1.81%)	(1,063,039)	(3.26%)	3.56%
	(5,929,311)	(9.77%)	(1,699,025)	(5.21%)	248.98%

RESULTS BEFORE SHAREHOLDINGS	8,910,048	14.68%	(14,774,992)	(45.34%)	(160.30%)

RESULTS FROM SHAREHOLDINGS	3,114,047	5.13%	531,446	1.63%	485.96%

OPERATING RESULTS BEFORE INCOME TAX AND UNION CONTRIBUTIONS	12,024,095	19.81%	(14,243,546)	(43.71%)	(184.42%)

Current Income Tax and Social Contributions	(619,044)	(1.02%)	(546,812)	(1.68%)	13.21%
Deferred Income Tax and Social Contributions	(7,891,775)	(13.00%)	(163,300)	(0.50%)	4732.69%
	(8,510,819)	(14.02%)	(710,112)	(2.18%)	1098.52%

NET PROFIT (LOSS) FOR THE YEAR	3,513,276	5.79%	(14,953,658)	(45.89%)	123.49%

PORTION ATTRIBUTED TO CONTROLLERS	3,425,899	5.64%	(14,441,607)	(44.31%)	(123.72%)
PORTION ATTRIBUTED TO NON-CONTROLLERS	87,377	0.14%	(512,051)	(1.57%)	(117.06%)

NET PROFIT (LOSS) PER SHARE - R$	2.53276		(10.67665)

Comparison of results of the fiscal years ending on December 31 of 2016 and December 31 of 2015:

The following table contains the operating revenue and expenses of Eletrobras (as a percentage of net operating revenue):

	Year ending on December 31
	2016	2015
Revenues
Generation	31.08%	61.25%
Transmission	55.23%	17.22%
Distribution	26.39	49.62%
Other operating revenues	3.95	4.56%
Income tax	(16.79)%	(32.64)%
Net Operating Revenue	100.0%	100.0%
Expenses
Operating costs	(26.71)%	(52.14)%
Operating Expenses	(49.18)%	(87.98)%
Financial income	(9.73)%	(5.21)%
Income from shareholdings	5.24%	(1.63)%
Income tax	(14.02)%	(2.18)%
Net profit	5.60%	(45.89)%

Consolidated Statements of Results

This topic presents an overview of Eletrobras’ consolidated results, net of eliminations between segments, which are discussed in relation to each segment below.

Net Operating Revenue

The net operating revenue increased R$28,109 million, or 86.25%, corresponding to R$60,698 million in 2016, compared to R$32,589 million in 2015, which is mainly due to the recognition of the remeasurement of the assets prior to 2000 - Basic Network of the Existing System - RBSE in the transmission segment.

Operating Costs and Expenses

Operating costs and expenses presented an increase of R$194 million or 0.42%, corresponding to R$45,859 million in 2016, compared to R$ 45,665 million in 2015.

This increase was caused mainly by:

An increase of R$224 million, or 1.53%, in operating provisions, that went from R$ 14,639 million in 2015 to R$14,415 million in 2016, due to primarily to (i) the recognition of findings of the investigations in the amount of R$ 221 million (ii.) recognition of impairments and onerous contracts in the amount of R$ 7,675 million in 2016 and R$ 6,358 billion in 2015 representing an increase of 20.71% or R$ 1,317 million related to the Angra 3 power plant, due to (a) a revision of the date of entry into operation of said Power Plant and (b) variance in the discount rate used to perform the asset recoverability test, by virtue of the changes that occurred to Brazilian macroeconomic conditions; (iii) constitution of provision for loss of rights of compensate in the amount of R$ 743 million in 2016 (iv) increase in the amount of energy purchased for resale in the amounts of R$ 11.264 billion in 2016 and R$ 10.766 billion in 2015 2015 primarily due to the increase in the value of supplies, recording the variation of 15.88% or R$ 783 million; and (v) the value relating to Personal, Material and Service - PMS, which presents a balance in 2016 of R$ 10,367 million and R$ 9,495 million in 2015, varying by R$ 872 million or 9.15% in the period primarily due to the increase of expenses with personnel due to collective labor agreements and an increase in the value of the services above all for the account of expenses realized with the investigation; (vi) reversal of the provision for contingencies in the amount of R$ 3,090 million or 43.62% presenting a balance of R$ 3,994 million in 2016 and R$ 7.084 million in 2015;

Financial Income

The net financial income corresponded to R$5,929 million in expenses in 2016, compared to an income of R$1,699 million in 2015.  The increase of the expenses resulted primarily from the (i) reduction of the monetary updates of assets of R$3,765 million in 2015 for the amount of R$2,549 million in 2016, representing R$ 1,216 million or 32.3%, primarily due to the value of the assets subject to this type of update and (ii) the increase of the values of the monetary updates of liabilities of R$ 1,362 million in 2015 for R$4,149 million in 2016 representing R$2,787 million or 204.56% in the period, primarily due to the increase of liabilities indexed to the monetary update and (iii) a reduction of R$115 million, or 100%, in compensation for indemnifications (Act no. 12,783/13) in 2016.

Result of Shareholdings (profit and loss)

The results of the corporate shareholding presented an increase of R$2,583 million or 485.96%, going from a positive result of R$531 million in 2015 to a positive result of R$3,114 million in 2016, caused, primarily, by the recognition of remeasurement of assets prior to 2000 of the Basic Network of the Existing System - RBSE in the affiliate CTEEP.

Income Tax and Social Contribution

The sums corresponding to income tax and social contributions were increased by R$7,801 million or 1099%, for an expense of R$710 million in 2015, compared to an expense of R$8,521 million in 2016. The increase was caused mainly by consequent result of the recognition of the Basic Network of the Existing System – RBSE in the transmission with the value of R$ 9,724 million in the subsidiaries of the Company.

Net Profit

As a result of the factors discussed above, the consolidated net profit of Eletrobras in 2016 was up by R$18,467 million or 123.5%, going from R$14,954 million in 2015 to a profit of R$3,513 million in 2016.

Income from the Generation Segment

Net Operating Revenue

The net operating revenue of the generation segment showed an increase of R$ 589 million or 3.44%, going from R$ 17,122 million in 2015 to R$ 17,711 million in 2016, owing to the increase of the Power Supply partially neutralized by the shrinkage of the short-term market and supply revenues.

Operating Costs and Expenses

The operating expenses for the generation segment presented an increase of R$ 648 million or 3.17%, totaling R$ 21,113 million in 2016 compared to R$ 20,464 million in 2015 mainly by the increase of power purchased for the resale, which went from R$ 4,612 million to R$ 5,841 million.

Financial Results

The Financial Result of the generation segment increased R$ 425 million in 2016 or 21.92%, totaling R$ 2,363 million in 2016 compared to R$ 1,938 million in 2015, mainly owing to the increase in the charge of the debut which went from R$ 1,208 million on December 31, 2015 to R$ 1,490 million on December 31, 2016

Income Tax and Social Contribution

The amounts corresponding to the tax income and social contribution underwent an increase of R$ 657 million, from negative R$142 million in 2015 to positive R$ 515 million 2016, mainly owing to a creditor deferred income tax.

Results of the Transmission Segment

Net Operating Revenue

The net operating revenue of the transmission segment presented an increase of R$ 27,890 million or 492%, totaling R$ 33,556 million in 2016 compared to R$ 5,665 million in 2015, as a result of the facts listed below.

Operation and Maintenance

The revenues with operation and maintenance of assets presented an increase of R$ 280 million of 10.4%, going from R$ 2,976 million in 2016, compared to R$2,696 million in 2015, mainly owing to (i) the revenue arising from investments made for improving the transmission system of Eletrobras, (ii) the operating start of new lines, and (iii) the annual tariff adjustment on the amount of the annual revenue allowed.

Update of the return rate

Amounts connected to the update of the rate of return posted an increase of R$ 28,568 million or 3.409%, against R$ 29,406 million in 2016, compared to R$ 838 million i9n 2015, mainly due to the recognition of the remeasurement of the assets prior to 2000 - Basic Network of Existing System - RBSE in the transmission segment.

Operating Expenses

The operating expenses for the transmission segment posted an increase of R$ 97 million or 1.34%, corresponding to R$ 7,359 million in 2016, while they amounted to R$ 7,262 million in 2015, mainly owing to the increase of the operating provisions.

Income Tax and Social Contribution

The income tax and social contribution credits increased about R$ 9,418 million, going from R$ 277 million in 2015 to R$ 9,141 million in 2016, through the record of the revenue of the update of the rate of return of the assets prior to 2000 - Basic Network of Existing System - RBSE in the transmission segment.

Results of the Distribution Segment

Net Operating Revenue

The net operating revenue for the distribution segment presented an increase of R$ 70 million, or 0.61%, totaling R$ 11,541 million in 2016 compared to R$ 11,471 million in 2015, resulting from the increase of revenue from the provision of electricity.

Operating Expenses

The operating expenses for the generation segment presented an increase of R$ 1,917 million, or 14%, and was R$ 15,521 million in 2016, whereas they amounted to R$ 13,604 million in 2015, mainly the increase of PCLD of the Consumers and resellers, added with the provision for loss with credits of CCC and impairment.

Results of the Administration Segment

Net Operating Revenue

The net operating revenue for the administration segment reduced R$ 171 million or 49%, totaling R$ 177 million in 2016, compared to R$ 348 million in 2015, mainly owing to a reduction of other operating revenues, which went from R$ 364 million to R$ 204 million.

Operating Costs and Expenses

The operating costs and expenses for the administration segment posted an increase of R$ 4,545 million or 38%, totaling R$ 16,364 million in 2016, compared to R$11,819 million in 2015. The main reason was an increase of the operating provisions amounting to R$ 4,483 million or 43.8%.

Result of Shareholdings (profit and loss)

The result of the shareholdings in the administration segment presented a variation of R$ 27,252 million, or 447%, ranging from a negative result of R$ 6,092 million in 2015 to a positive result of R$ 21,160 million in 2016, basically the results of recording revenue from update of rate of return of assets prior to 2000 - Basic Network of Existing System - RBSE in the transmission segment by the associate company CGTEE by equity.

Financial Results

The financial results of the administration segment decreased R$ 4,938 million or 125%, ranging from a revenue of R$3,959 million in 2015 to a negative result of R$ 979 million 2016, mainly owing to the occurrence of net monetary and exchange rate variations, going from R$ 2,584 in 2016 to negative R$ 2,483.

Income Tax and Social Contribution

The expenses with income tax and the social contribution in the administration segment decreased R$ 803 million or 92%, from R$ 871 million in 2015 to R$ 68 million in 2016.

Fiscal year ending on December 31 of 2015 compared to the fiscal year ending on December 31 of 2014

Centrais Elétricas Brasileiras S.A. – Eletrobras
Statement of Result - IFRS and BR GAAP
(In thousands of reals)	Fiscal year ending on December 31,
					2015 x	2015 x
	2015	AV%	2014	AV%	2014 (%)	2014 (R$)
OPERATING REVENUES

Generation
Supply	12,310,243	37.77%	12,175,362	40.40%	1.11%	134,881
Supply	3,571,809	10.96%	3,317,103	11.01%	7.68%	254,706
CCEE	1,811,552	5.56%	3,817,976	12.67%	-52.55%	-2,006,424
Revenue from operation and maintenance - Renewed lines	1,882,637	5.78%	1,803,127	5.98%	4.41%	79,510
Revenue from construction	148,403	0.46%	240,040	0.80%	-38.18%	-91,637
Itaipu transfer	234,425	0.72%	-97,740	-0.32%	-339.85%	332,165
	19,959,069	61.25%	21,255,868	70.53%	-6.10%	-1,296,799
Transmission
Revenue from operation and maintenance	2,695,611	8.27%	2,201,268	7.30%	22.46%	494,343
Revenue from construction - renewed lines	2,077,616	6.38%	1,786,195	5.93%	16.32%	291,421
Financial – Return on investment	838,087	2.57%	714,409	2.37%	17.31%	123,678
	5,611,314	17.22%	4,701,872	15.60%	19.34%	909,442
Distribution
Supply	14,835,424	45.52%	7,310,337	24.26%	102.94%	7,525,087
Revenue from construction	1,011,518	3.10%	873,413	2.90%	15.81%	138,105
CVA and other financial components	324,120	0.99%	38,477	0.13%	742.37%	285,643
	16,171,062	49.62%	8,222,227	27.28%	96.67%	7,948,835

Other Revenue (net of eliminations)	1,484,431	4.56%	1,339,294	4.44%	10.84%	145,137

(-) Deductions from Operating Revenue
(-) Sector Fees	-2,313,660	-7.10%	-1,005,014	-3.33%	130.21%	-1,308,646
(-) ICMS	-3,877,677	-11.90%	-1,683,781	-5.59%	130.30%	-2,193,896
(-) PASEP and COFINS	-4,108,891	-12.61%	-2,685,562	-8.91%	53.00%	-1,423,329
(-) Other Deductions	-336,810	-1.03%	-7,097	-0.02%	4645.81%	-329,713
	-10,637,038	-32.64%	-5,381,454	-17.86%	97.66%	-5,255,584

Net Operating Revenue	32,588,838	100.00%	30,137,807	100.00%	8.13%	2,451,031

OPERATING COSTS

Energy bought for resale	-10,766,227	-33.04%	-10,424,699	-34.59%	3.28%	-341,528
Charges for use of the electrical grid	-1,737,959	-5.33%	-1,523,379	-5.05%	14.09%	-214,580
Fuel for production of electrical energy	-1,249,836	-3.84%	-1,479,633	-4.91%	-15.53%	229,797
Construction	-3,237,537	-9.93%	-2,899,648	-9.62%	11.65%	-337,889
	-16,991,559	-52.14%	-16,327,359	-54.18%	4.07%	-664,200

GROSS RESULTS	15,597,279	47.86%	13,810,448	45.82%	12.94%	1,786,831

OPERATING EXPENSES
Personnel, material and services	-9,495,417	-29.14%	-8,485,373	-28.16%	11.90%	-1,010,044
Remuneration and reimbursement	-348,874	-1.07%	-386,824	-1.28%	-9.81%	37,950

Comparison of results of the fiscal years ending on December 31 of 2015 and December 31 of 2014:

The following table contains the operating revenue and expenses of Eletrobras (as a percentage of net operating revenue):

	Year ending on December 31
	2015	2014
Revenues
Generation	61.25%	70.53%
Transmission	17.22%	15.60%
Distribution	49.62%	27.28%
Other operating revenues	4.56%	4.44%
Income tax	(32.64)%	(17.86)%
Net Operating Revenue	100.0%	100.0%
Expenses
Operating costs	(52.14)%	(54.18)%
Operating Expenses	(87.98)%	(48.28)%
Financial income	(5.21)%	2.30%
Income from shareholdings	(1.63)%	(0.15)%
Income tax	(2.18)%	(5.64)%
Net profit	(45.89)%	(9.83)%

Consolidated Statements of Results

This topic presents an overview of Eletrobras’ consolidated results, net of eliminations between segments, which are discussed in relation to each segment below.

Net Operating Revenue

Net operating revenue increased from R$2,451 million, or 8.13%, corresponding to R$32,589 million in 2015, compared to R$30,138 million in 2014, the increase having been caused mainly by:

  An increase of R$3,688 million, or 55.34%, in distribution operating revenue, which corresponded to R$10,352 million in 2015, compared to R$6,664 million in 2014, especially due to the consolidation of the results of Celg-D with the results of Eletrobras in 2015, compared to 2014, when the results of Celg-D was consolidated only in relation to the last quarter of the year.

  An increase of R$686 million, or 13.80%, in operating revenue from the transmission segment, which went from R$4,979 million in 2014 to R$5,665 million in 2015, due to (i) a 22.5% increase in operating and maintenance revenue, and (ii) a 17.3% increase in tariffs and permitted annual revenue. These increases are the result of an annual tariff revision, which was positively influenced by (a) an increase in inflation, as measured by the IPCA, which corresponded to 10.67% in 2015, and (b) by the entry into operation of 503 km of new transmission lines.

This growth was partially compensated by a decrease of 8.47%, or R$1,687 million, in generation revenue, going from R$19,929 million in 2014 to R$18,242 million in 2015, derived essentially from (i) the drop in revenue from the sale of energy in a free contracting environment; and (ii) the scheduled interruption of operations at the Angra 2 power plant by Eletronuclear in October of 2015, and (iii) interruptions at the Candiota III power plant, from CGTEE, which resulted in the production of   less energy and in penalties for the generation of energy at levels lower than the minimums required.

Operating Costs and Expenses

Operating costs and expenses presented an increase of R$14,787 million, or 47.89%, corresponding to R$45,665 million in 2015, compared to R$30,878 million in 2014.

This increase was caused mainly by:

  An increase of R$12,777 million, or 686.34%, in operating provisions, that went from R$1,862 million in 2014 to R$14,639 million in 2015, due to (i) the recognition of impairments in the value of R$ 5,991 million, R$ 4,973 million of which are related to the Angra 3 power plant, due to (a) a revision of the date of entry into operation of said Power Plant and (b) variance in the discount rate used to perform the asset recoverability test, by virtue of the changes that occurred to Brazilian macroeconomic conditions; (ii) the provision for contingencies in the sum of R$7,084 million, particularly the provisions related to the compulsory loan in the sum of R$5,283 million and the legal processes of Chesf; and (iii) the consolidation of the results of Celg-D with the results of Eletrobras in 2015, compared to a consolidation of the last quarter of 2014.

  An increase of R$1,010 million, or 11.90%, in personnel expenses, corresponding to R$10,425 million in 2014, compared to R$10,766 million in 2015, due to (i) an increase in the salary of associates, arising from collective bargaining in 2015, and (ii) an increase in the number of employees due to the acquisition of Celg-D in September of 2014;

  An increase of 3.28% in electrical energy bought for resale, going from R$10,425 million in 2014 to R$10.766 million in 2015, due to an increase in the volume of energy bought, arising from the consolidation of the results of Celg-D with the results of Eletrobras in 2015, compared to a consolidation of the last quarter of 2014. Excluding expenses with electrical energy bought for resale in Celg-D, the value of this item increased from R$7,820 million in 2014 to R$8,378 million in 2015, especially due to (i) the reduction in provisions for doubtful accounts, and (ii) the improvement in hydrological conditions in 2015.

This increase was partially compensated by the R$230 million reduction in expenses with fuel for the production of electrical energy, which went from R$1,480 million in 2014 to R$1,250 million in 2015, due mainly to the decrease in generation of energy at the thermal power plants in 2015, due to the improvement in hydrological conditions.

Financial Results

The net financial income corresponded to R$1,699 million in expenses in 2015, compared to an income of R$695 million in 2014. The increase in expenses was mainly the result of:

  An increase of R$2,975 million, or 88.42%, in debt charges, which   went from R$3,365 million in 2014 to R$6,340 million in 2015, due mainly to (i) the increase of the SELIC rate from 11.75% on December 31 of 2014 to 14.15% as of December 31, 2015, and (ii) a depreciation of approximately 45% of the real compared to the dollar in 2015; and

  A reduction of R$1,092 million, or 107.21%, in remuneration from compensations (Act No. 12.783/13), going from an income of R$1,019 million in 2014 to an expense of R$73 million in 2015, due to the reimbursement to the CDE Account of compensation sums received in excess.

This reduction in the net financial income was partially compensated by a net increase of R$2,057 million, or 594.18%, in the revenue from monetary adjustments, which went from R$346 million in 2014 to R$2,402 million in 2015, due to the significant positive change in the IPCA and IGP-M during 2015, these indices being the main ones applicable to loans granted by Eletrobras.

Result of Shareholdings (profit and loss)

Results from shareholdings were up by R$1,748 million, or 143.67%, going from a loss of R$1,216 million in 2014 to a profit of R$531 million in 2015, caused mainly by the high loss in 2014 with SPE Madeira Energia (Santo Antônio hydroelectric power plant), a company which Eletrobras holds a stake in under the equity method of accounting. Madeira Energia had a profit of R$7 million in 2015, compared to a loss of R$861 million in 2014.  In addition, CEEE-GT had a profit of R$14 million in 2015, compared to an R$91 million loss in 2014, and CEEE-D had an R$145 million loss in 2014, and a profit of R$10 million in 2015.

Income Tax and Social Contribution

The sums corresponding to income tax and social contributions were reduced by R$990 million, or 58.24%, for an expense of R$1,701 million in 2014, compared to an expense of R$710 million in 2016. The reduction was caused mainly by (i) the increase in the loss of Eletrobras in 2015, and (ii) by the reduction in certain tax credits of Chesf and Furnas in 2014.

Net Loss

As a result of the factors discussed above, the consolidated net loss of Eletrobras in 2015 was up by R$11,991 million, or 404.76%, going from R$2,963 million in 2014 to R$14,954 million in 2015.

Income from the Generation Segment

Net Operating Revenue

The net operating revenue from the generation segment was down by R$1,580 million, or 7.97%, going from R$19,822 million in 2014 to R$18,242 million in 2015, due to the factors described below.

Sale of Electrical Energy

The sale of electrical energy was down by R$1,153 million, or 6.81%, totaling R$15,772 million in 2015, compared to R$16,925 million in 2014. This reduction mainly resulted from (i) the drop in revenue from the sale of energy in a free contracting environment; and (ii) the scheduled interruption of operations at the Angra 2 power plant for Eletronuclear in October of 2015, and (iii) interruptions at the Candiota III power plant, from CGTEE, which resulted in the production of less energy and in penalties for the generation of energy at levels lower than the minimums required.

Regulatory Charges on Revenue

Regulatory charges on revenue were down by R$100 million, or 13.26%, going from R$754 million in 2014 to R$654 million in 2016, due to the reduction in operating revenue.

Operating Expenses

Operating expenses for the generation segment were up by R$7,906 million, or 50.76%, totaling R$23,799 million in 2015 compared to R$15.786 million in 2014. The main components of this increase were:

  An increase of R$9,155 million, or 687.31%, in operating provisions, which went from an income of R$1.332 million in 2014 to an expense of R$7.823 million in 2015, due mainly to (i) the recognition of impairments in the value of R$5.991 million, R$ 4,973 million of which are related to the Angra 3 power plant, due to (a) a revision of the date of entry into operation of said Power Plant and (b) variance in the discount rate used to perform the asset recoverability test, by virtue of the changes that occurred to Brazilian macroeconomic conditions; and (ii) onerous contracts, which corresponded to an expense of R$187 million in 2015 compared to an income of R$ 1,751 million in 2014, due to reversals made by Chesf in regards to the power plants of Itaparica and Camaçari, and by Energia Sustentável do Brasil S.A. in regards to the Jirau power plant.

  An increase in other operating expenses in the sum of R$277 million, or 41.84%, which went from R$662 million in 2014 to R$939 million in 2015, mainly due to (i) the increase in leases and rents in the value of R$87 million in 2015, in line with the increase in inflation measured by the IPCA, and (ii) the R$59 million increase in uncollectible losses.

This increase was partially compensated by:

•         A reduction of R$1,129 million, or 14.90%, in energy bought for resale, which went from R$7.577 million in 2014 to R$6,448 million in 2015, due to the reduction in the volume of energy sold in the free contracting environment.

•         A reduction in fuel for the production of energy by R$270 million, or 18.22%, going from R$1,480 million in 2014 to R$1,210 million in 2015, due to less generation activity in thermoelectric power plants due to the improvement in hydrological conditions in 2015.

Income Tax and Social Contribution

The sums corresponding to expenses with income tax and social contributions were down by R$3,872 million, going from R$3,999 million in 2014 to R$127 million in 2015. The reduction was caused mainly by (i) the increase of the loss in 2015, and (ii) by the reduction in tax credits recorded by Chesf and Furnas in 2014.

Results of the Transmission Segment

Net Operating Revenue

The net operating revenue from the transmission segment presented an increase of R$687 million, or 13.80%, totaling R$5,665 million in 2015, compared to R$4,978 million in 2014, due to the factors listed below.

Operation and Maintenance

Revenue from the operation and maintenance of assets was up by R$516 million, or 19.85%, going to R$3,116 million in 2015, compared to R$2,600 million in 2014, mainly due to (i) the revenue from investments made to improve the Eletrobras transmission system, (ii) the entry into operation of new lines, and (iii) the annual tariff adjustment on the permitted annual revenue amount.

Regulatory Charges on Revenue

Regulatory charges on income were up by R$4 million, or 2.84%, going from R$157 million in 2014 to R$161 million in 2015, due to the increase in revenue in 2015.

Update of the rate of return

The values related to adjustment of the return rate were up by R$124 million, or 17.37%, going from R$714 million in 2014 to R$838 million in 2015, due to a 17.3% increase in permitted annual revenue, in line with the variation of the IPCA.

Operating Expenses

Operating expenses for the transmission segment were up by R$2,559 million or 54.41%, at R$7.262 million for 2015, while they were R$4,703 million in 2014.

The main components of this increase were:

  An increase of R$1,683 million, or 7,718.05%, in operating provisions, which went from a revenue of R$22 million in 2014 to an expense of R$1,683 million in 2015, due mainly to (i) the enactment of regulation by ANEEL in 2014 that allowed Eletrobras’ transmission companies to create new financial assets, and (ii) onerous contracts at Chesf and Furnas.

  An increase of 10.36%, or R$286 million, in expenses with personnel, which went from R$2,760 million in 2014 to R$3,046 million in 2015, by reason of the increase in associates’ salaries, following the variation of inflation.

  An increase of R$292 million, or 16.35%, in expenses with construction, which went from R$1,786 million in 2014 to R$2,078 million in 2015, due to the increase in investments in the transmission segment, resulting in 503km of new transmission lines going into operation.

  An increase of R$274 million, or 253.70%, in other expenses, going from an expense of R$108 million in 2014 to an expense of R$382 million in 2015, by reason of the elimination of the accounting effects of operations performed by the two subsidiaries of Eletrobras.

Income Tax and Social Contribution

Credits from income tax and social contributions were down by about R$2,241 million, going from R$2,518 million in 2014 to R$277 million in 2015. The reduction was caused mainly by the reduction of tax credits recorded in 2014 without a counterpart in 2015.

Results of the Distribution Segment

Net Operating Revenue

The net operating revenue for the distribution segment was up by R$3,688 million, or 55.34%, totaling R$10,352 million in 2015, compared to R$6,664 million in 2014. This increase was mainly due to the increase in revenue from the supply of electrical energy in the sum of R$7,525 million, or 102.94%, corresponding to R$14,835 million in 2015, compared to R$7,310 million in 2014.

Taxes on revenue

The sum for income tax was up by R$2,440 million, or 108.06%, going from R$2,258 million in 2014 to R$4,698 million in 2015, mainly due to the increase in revenue received by reason of the consolidation of the results of Celg-D with the results of Eletrobras in 2015, compared to the consolidation only of the last quarter of the year of the same results in 2014.

Regulatory Charges on Revenue

Regulatory charges on income were up by R$1,405 million, or 1,510.75%, going from R$93 million in 2014 to R$1,498 million in 2015, by reason of the increase in revenue from Eletrobras’ distribution companies in 2015, substantially impacted by the consolidation of results of Celg-D in 2015, compared to 2014, when the only the last quarter of results of Celg-D were consolidated.

Operating Expenses

Operating expenses in the distribution segment were up by R$3,813 million, or 59.05%, totaling R$10,270 million in 2015, compared to R$6,457 million in 2014.

The main reasons for the increase were:

  An increase of R$626 million, or 42.99%, in expenses with personnel, which went from R$1,456 million in 2014 to R$2,082 million in 2015, due to the increase in personnel after the acquisition of Celg-D and the increase in associates’ salaries, following the variation of inflation as measured by the IPCA.

  An increase of R$1,927 million, or 52.10%, in energy bought for resale, which totaled R$5,626 million in 2015, compared to R$3,699 million in 2014, due to the acquisition of Celg-D and the high cost of fuel purchases by Amazonas Energia Distribuição, which buys oil for its generation and transmission activities.

  An increase of R$887 million, or 149.58%, in operating provisions, which went from an income of R$593 million in 2014 to an expense of R$294 million in 2015, mainly due to impairment in the value of R$94 million and growth by R$643 million of the provision for doubtful accounts for consumers and resellers (PCLD), influenced mainly by the revision of the criteria for PCLD at distributors, especially Celg-D;

Income Tax and Social Contribution

The sums for income tax and social contributions were down by R$11 million, going from a credit of R$22 million in 2014 to a credit of R$11 million in 2015. The reduction was caused mainly by the increase in Eletrobras losses in 2015.

Results of the Administration Segment

Net Operating Revenue

Net operating revenue for the administration segment was up by R$266 million, or 326.54%, totaling R$348 million in 2015, compared to R$82 million in 2014, mainly due to the acquisition of transmission concession no. 10/2009 by Eletrobras with the subsidiary Eletrosul.

Operating Costs and Expenses

Operating costs and expenses for the administration segment were up by R$5,745 million, or 94.58%, totaling R$11,819 million in 2015, compared to R$6,075 million in 2014. The main reason for the increase was a R$5,593 million, or 120.54%, rise in operating provisions, which went from R$4,640 million in 2014 to R$10,233 million in 2015, mainly due to an increase of R$4,307 million in the provisions for lawsuits over the compulsory loan, which went from R$4,307 million in 2014 to R$9,279 million in 2015, as well as other contingencies (a) in Amazonas Energia, which presented an increase of R$1,929 million, going from R$415 million in 2014 to R$2,344 million in 2015, (b) Cepisa, which presented an increase R$601 million, going from R$453 million in 2015 compared to a revenue of R$38 million in 2014, and (c) CERON, which saw an increase of R$645 million, going from an expense of R$457 million compared to an income of R$189 million in 2014.

Result of Shareholdings (profit and loss)

The results from shareholdings in the administration segment saw a variation of R$5,822 million, or 2,093.10%, going from a loss of R$278 million in 2014 to a loss of R$6,100 million in 2015, caused mainly by the increase in expenses (a) at Eletronuclear, in the sum of R$ 3,792 million, having gone to R$4,791 million in 2015 compared to R$999 million in 2014, and (b) Eletrosul, in the sum of R$948 million, going from a revenue of R$36 million in 2014 to an expense of R$948 million in 2015.

Financial Results

The financial results of the administration segment increased R$1,496 million, or 60.71%, going from R$2,463 million in 2014 to R$3,959 million in 2015, mainly due to:

  An increase of R$856 million, or 195.13%, in net exchange rate variances, which went from an income of R$439 million in 2014 to an income of R$1,295 million in 2015, due to the 45% devaluation of the real compared to the dollar in 2015.

  An increase of R$612 million, or 90.56%, in revenue from financial investments, which went from an income of R$676 million in 2014 to an income of R$1,289 million in 2015, due to the increase of the SELIC from 11.75% in December of 2014 to 14.15% on December 31, 2015.

  An increase of R$597 million, or 24.77%, in revenue from loans and financing, which went from an income of R$2,411 million in 2014 to an income of R$3,008 million in 2015, due to (i) the increase of the SELIC from 11.75% in December of 2014 to 14.15% on December 31 of 2015, and (ii) the 45% devaluation of the real compared to the dollar in 2015.

The increase seen in the financial result was partially compensated by an increase of R$947 million, or 62.68%, in debt charges, which went from R$1,510 million in 2014 to R$2,457 million in 2015, mainly due to (i) the increase of the SELIC from 11.75% in December of 2014 to 14.15% on December 31, 2015, and (ii) the 45% devaluation of the real compared to the dollar in 2015.

Income Tax and Social Contribution

The expenses with income tax and social contributions in the administration segment increased R$629 million, or 259.72%, going from R$242 million in 2014 to R$871 million in 2015, mainly due to the fact that despite the accounting loss having significantly increased compared to that of 2014, our expenses with income tax increased due to the fact that in 2014 we recorded a net loss and in 2015 we recorded a net profit especially since a significant part of accounting expenses corresponding to temporary and permanent differences that were considered in the taxable base of tax profit, such as expenses with the compulsory loan that increase from R$308 million in 2014 to R$5,7 billion in 2015, and expenses with equity accounting that increased from R$278 million in 2014 to R$6,1 billion in 2015 resulting from the increase in expense with income tax and deferred income tax, which increased from R$236 million in 2014 to R$480 million in 2015.

Cash Flow Statement

The tables below summarize the evolution of net cash flows of Eletrobras for the periods presented:

	Fiscal year ending on December 31, (In thousands of reals)
Net Cash Flow	2016	2015	2014
From Operating Activities	1.888.738	6,980,474	5,192,461
Applied in Investment Activities	(5.473.806)	(9,012,552)	(10,637,002)
From (applied) in Financing Activities	2.870.763	2,018,973	3,254,036
Total	(714,305)	(13,105)	(2,190,505)

Operating Activities

The cash flows from the operating activities of Eletrobras resulted mainly from:

  the sale and transmission of electrical energy to a stable and diversified base of retail and wholesale clients at fixed prices; and

  restricted deposits within legal processes in cases that Eletrobras is the author of and is obligated to make a deposit in favor of the applicable case.

The cash flows from operating activities have shown themselves sufficient to meet the operating and capital investment needs of Eletrobras for the periods analyzed.

  In 2016, the cash flow generated by operating activities showed a reduction of R$5.0 billion, going from R$6.9 billion in 2015 to R$1.9 billion in 2016. This variance was due mainly to the fact that in the year 2015 the receipt of payments of indemnifications for non-amortized assets of renewed concessions occurred pursuant to Act no. 12,783/2013, which was not verified in 2016.

In 2015, the cash flow generated by operating activities presented an increase of R$1.8 billion, going from R$5.2 billion in 2014 to R$7.0 billion in 2015. This variance was due mainly to the receipt of a compensation payment for assets not amortized in concessions renewed in the terms of Act no. 12,783/2013, in the value of R$1.3 billion in 2015, compared to R$2.8 billion in 2014.

In 2014, the cash flow generated by operating activities presented a reduction of R$4.1 billion, going from R$9.3 billion in 2013 to R$5.2 billion in 2014. This variance occurred because of a reduction in compensation payments received, from R$7.0 billion in 2014 to R$2.8 billion in 2014.

Investment Activities

The cash flow from investment activity of Eletrobras reflects mainly:

  acquisitions of certain investments – partnerships entered into by Eletrobras with third parties in the private sector in regards to the operation of new power plants;

  acquisitions of fixed assets, consisting mainly of investments in equipment needed for Eletrobras operating activities; and

  dividends paid by subsidiaries.

In 2016, the cash flow from investment activities presented a variance of R$ 3.5 billion, going from R$(9.0) billion in 2015 to R$ (5.5) billion in 2016. This variance occurred mainly due to the reduction of the value of the heading for acquisition of fixed assets and concession.

In 2015, the cash flow from investment activities presented a variance of R$1.6 billion, going from R$(10.6) billion in 2014 to R$(9.0) billion in 2015. This variance occurred mainly due to the R$1.9 billion reduction in values contributed to shareholdings by Eletrobras in 2015, in addition to a R$1.9 billion increase in sums received as loans and financing granted, partially compensated by a R$1.3 billion increase in investments required in order for the following fixed assets to go into operation: Hermenegildo Aeolic Complex, VamCruz, Santo Sé II, Chapada do Piauí I, Geribatu, Chuí, Serra das Vacas, Santo Antônio and Jirau.

In 2014, the cash flow from investment activities presented a variance of R$2.481 billion, or 30.4%, going from R$(8.2) billion in 2013 to R$(10.6) billion in 2014. This variance occurred mainly due to the acquisition of goods under permanent assets, concessions and advances for future capital raises.

Financing Activities

Cash flows used in financing activities by Eletrobras mainly reflect the income from interest that it receives from loans given to companies that operate in the Brazilian electrical sector, short and long-term.

In 2016, the cash flow from Eletrobras’ financing activities presented a variation of R$852 million, from R$2.0 billion in 2015 to R$ 2.9 billion in 2016. This variance occurred mainly due to the receipt of Advances for Future Increases of Capital of R$ 2.9 billion, the effect of which was partially neutralized by the reduction of the heading of loans obtained.

In 2015, the cash flow from Eletrobras’ financing activities presented a variance of R$1.3 billion, going from R$3.3 billion in 2014 to R$2.0 billion in 2015. This variance occurred mainly due to the R$1.6 billion increase in the payment of principal in loans and financing contracted by Eletrobras, partially compensated by an R$792 million reduction in payments of dividends and interest on shareholder’s equity to Eletrobras shareholders.

In 2014, the cash flow from Eletrobras’ financing activities presented a variance of R$3.3 billion, going from R$77.9 million in 2013 to R$3.3 billion in 2014. This variance occurred mainly due to the R$3.4 billion reduction in the payment of dividends and interest on shareholder’s equity to Eletrobras shareholders.

c) impact of inflation, of the variation of prices on the main input materials and products, of the exchange rate and interest rate on the operating results and financial results of Eletrobras, when relevant

Inflation and Interest Rate

The financial situation and result of Eletrobras operations are affected by inflation and by variances in the exchange rate.

Most of the costs and expenses of Eletrobras are denominated in reals and linked to inflation measurement indices, such as the General Market Price Index (IGP-M), the National Consumer Price Index (INPC), and the IPCA, or is adjusted according to the variance measured in exchange rates.

Eletrobras’ expenses with personnel represented approximately 22.36% of its operating expenses in 2016 (20.9% in 2015 and 18.2% in 2014). In Brazil, employee salaries are generally adjusted annually, based on collective bargaining agreements between the unions they belong to and employers, which usually use the IPCA as a parameter for their negotiations.

As of December 31, 2016, the composition of debt was presented as follows:

	Parent Company				Consolidated
	12/31/2016		12/31/2015		12/31/2016		12/31/2015
	Balance in thousand BRL	%	Balance in thousand BRL	%	Balance in thousand BRL	%	Balance in thousand BRL	%
Foreign Currency
USD not indexed	9,231,738	35%	11,108,635	37%	9,242,584	20%	11,121,630	24%
USD with LIBOR	2,182,512	8%	3,257,353	11%	2,551,902	6%	3,729,245	8%
EURO	203,712	1%	251,820	1%	203,712	0%	251,820	1%
IENE	92,353	0%	178,794	1%	92,353	-	178,794	-
Others	-	-	-	-	1,304	-	1,858	-
Subtotal	11,710,315	45%	14,796,602	49%	12,091,855	27%	15,283,347	33%

National Currency
CDI	6,286,018	24%	6,516,128	22%	12,701,548	28%	11,410,983	25%
IPCA	-	0%	-	-	531,933	-	532,754	1%
TJLP	-	0%	-	-	10,063,827	22%	6,594,316	14%
SELIC	1,675,353	6%	2,284,348	8%	1,675,353	4%	2,636,254	6%
Others	-	-	-	-	1,359,417	3%	3,287,732	7%
Subtotal	7,961,371	30%	8,800,476	29%	26,332,078	58%	24,462,039	53%

Non-Indexed	6,647,840	25%	6,439,374	21%	7,196,495	16%	6,652,874	14%

Total	26,319,526	100%	30,036,452	100%	45,620,428	100%	46,398,260	100%

Variations in the price of main input materials and products

Eletrobras’ main input material is the energy bought for resale and the fuel for producing electrical energy.

The energy bought for resale by Eletrobras went up by R$ 498 million in the fiscal year of 2016 compared to 2015 (increase of R$342 million in 2015 compared to 2014), and this variance was mainly due the discontinuance in the supply of gas to UTE Aparecida in the Northern Region of Brazil.

In turn, the expense with fuel for the production of energy was R$ 760 million in the fiscal year ending on December 31 of 2016, compared to R$1.250 billion in the fiscal year ending on December 31 of 2015 and R$1.480 billion in the year ending on December 31 of 2014. This variation in 2016 was mainly due to the discontinuance in the supply of gas to UTE Aparecida in the Northern Region of Brazil.

Exchange Rate

Eletrobras has an exposure to financial risks that cause volatility in its accounting statements, as well as in its cash flow. The Company has a mismatch between assets and liabilities indexed to the foreign currency, especially United States dollars, arising mainly from financing agreements with Itaipu Binacional. In addition, there are exposures to the Libor interest rate, related to foreign funding agreements. As a resource to protect itself from these exposures, the Company’s administration approved a Financial Hedge Policy and a Program of Trading in Derivative Instruments.

In this context, the objective of Eletrobras’ Financial Hedge Policy is to pursue mitigation of the exposure to market variables that affect the assets and liabilities of the Company and its subsidiaries, thus reducing the effects of undesirable fluctuations in these variables in the accounting statements. With this, said policy aims to have Eletrobras’ results accurately reflect its operating performance its projected cash flow present less volatility.

Taking into account the different forms of hedging the mismatches presented by Eletrobras, the approved policy lists a scale of priorities that privileges structural solutions, including the natural balance of exposed positions. Afterwards, trades with other types of financial instruments can be analyzed, and finally, the operations with financial derivatives, which will only be done complementarily and with the exclusive intent of protecting indexed assets and liabilities of Eletrobras and its subsidiaries that present any mismatch, and cannot be financial leveraging or an operation to grant credit to third parties.

In this context, exchange rate hedging strategies were implemented throughout the years prioritizing structural solutions, in line with the Financial Hedge Policy of this Institution. This strategy includes taking into account the structuring of new financing, not only the total amount of the mismatch, but also its disposition over time, in order to hedge both Eletrobras’ balance sheet and its cash flow.

On December 31, 2016, approximately 26.5% of the total consolidated debt of Eletrobras, of R$45.6 billion, was stipulated in foreign currency. Of this total, R$ 11.8 billion, or 25.8% of the total consolidated debt of Petrobras, was stipulated in United States dollars.

Thus, Eletrobras’ exposure to the dollar exchange rate risk was neutral (R$ 49 million positive) on December 31, 2016. For an analysis of the sensitivity of the impact of interest rates on the total debt of the Company, see explanatory note no. 44 in the Company’s financial statements for the fiscal year ending on December 31 of 2016.

10.3 – Events with relevant effects that occurred and were expected in the financial statements

a. introduction or disposal in the operating segment

For generation and transmission concessions renewed in light of Act no. 12,783, starting in 2013 there was a change in the price regime for the tariff, with a periodical review of tariffs in the same manner as was already applied to transmission activity. The tariff is calculated based on operating and maintenance costs plus a remuneration rate. Thus, starting in 2013, the Operating and Maintenance segment became relevant to the Eletrobras companies, as the total revenue of this segment reached the value of R$ 4.8 billion in the fiscal year ending on December 31 of 2016, which represents approximately 6.80% of the total net operating revenue. In the fiscal year ending on December 31 of 2015, the revenue from this segment reached the value of R$ 4.4 billion, or 10.15% of the total net operating revenue.

In 2016, by decision of the 165th  EGM, the concessions of the following subsidiaries were not renewed: Companhia Energética Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A –CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A. They must be privatized by December 31 of 2017 under penalty of being liquidated.

However, Provisional measure 735/2016 of 06/22/2016, converted into Act no. 13,360/2016, established the possibility of the Federal Government to tender the concessions of these distributors in association with the transfer of control of the legal entity providing the service, granting the concession contract to a new controller for a term of 30 (thirty) years.

For this reason, even with the non-renewal of the concession, the Federal Government will promote this jointly with the alienation of shareholder control of the aforementioned Eletrobras distributors.

Until the privatization is done, the above-mentioned Distributors will be responsible for providing the public services of distribution of electrical energy, temporarily, with a view to guaranteeing continuity of service, in the terms of Article 9, paragraph one, of Act 12,783, of January 11, 2016. The rendering of the service in question was regulated by the Ordinances of the Ministry of Mines and Energy numbers 420, 421, 422, 423, 424 and 425.

According to paragraph four of Article 9 of Act 12,783/2016, the Distributors, during the period of rendering services temporarily, may apply the ratified results of tariff revisions and adjustments, and contract and receive resources from the Fuel Consumption Account (CCC - Conta de Consumo de Combustíveis), Energy Development Account (CDE - Conta de Desenvolvimento Energético) and Global Reversal Reserve (RGR - Reserva Global de Reversão). Accordingly, the Ministry of Mines and Energy through Ordinance 388/2016 and the ANEEL, through Resolution 748/2016 established that the appropriate remuneration of the Distributors would be complemented through financing, with funds from the RGR, applying the rate of interest of 111% of the SELIC rate, in conformance with paragraph 9, art. 6 of the aforementioned Resolution.

In addition to this, through the Ministry of Mines and Energy (MME) Order of August 3, 2016, Companhia Energética de Roraima ("CERR"), a company under the control of the State of Roraima, was denied its application for renewal of the concession of electricity distribution services, granted to it by means of Ordinance MME 920, dated November 5, 2016.

As per the provision in MME Ordinance no. 425, the Ministry of Mines and Energy designated the Eletrobras subsidiary Boa Vista Energia S.A., as responsible for providing the public service of distribution of electricity for the area of the CERR concession at the time. Thus, there was a merger of the concession areas, and the tender will be for the entire state of Roraima. While CERR, as a company, could be liquidated without its concession, this measure is up to the government of the state, which is the controller of that company. In the CERR concession area, Boa Vista Energia’s responsibility is exclusively for providing service to the interior of Roraima.

In addition to this, in 2016, under the terms of the National Privatization Plan, of the Investment Partnerships Program ("PPI") and the ANEEL regulations, Celg-D was privatized through acquisition by ENEL Brasil SA, with goodwill of 28%.

b. creation, acquisition or disposal of shareholdings

In January of 2015, the Company concluded the acquisition of shareholding control over Celg-Distribuição S.A.- Celg-D, as approved by the shareholders in the General Meeting held on September of 2014, concessionaire for the distribution and marketing of electrical energy. The transaction was intended to be an economic and financial recovery of Celg-D, for later privatization, and was structured in such a way as to meet the interests of both parties, bringing positive results for both Eletrobras and the state of Goiás.

On November 30 of 2016, the Celg-D Privatization Auction was held, which Enel Brasil S.A. won, acquiring CELG D for a total of R$2.19 billion, with a premium of 28% over the minimum price approved by the 166th General Shareholder Meeting of Eletrobras. For the sale of all of its shares, Eletrobras received the sum of about R$1.07 billion from Enel and in the first bid from CELG-D, who decided to exercise their right to purchase the CELG-D shares, approximately R$ 0.5 million. The second bid from the employees continues to be held and the liquidation of the final assets remaining, and Eletrobras should receive the amount of R$ 1.14 billion by the end.

c. unusual events or operations

Regulatory Environment

Since Eletrobras acts in all segments of the Brazilian electrical sector, in the generation, transmission, distribution and marketing of electrical energy, in addition to being a manager of sector-specific funds, it has relevant influences arising from changes to the regulatory environment.

Firstly, it’s important to point out that, in 2016, Regulatory Resolution no. 699/2016 was published, which brought changes such as the possibility of entering into sharing agreements involving administrative costs between generators, transmitters, distributors and marketers of electrical energy, as well as the holding companies that control them, which was previously prohibited. Said regulation results in an important step for Eletrobras, which, within the scope of its strategic planning, intends to create shared service centers to reduce costs.

Another important change in the sector came with the publishing of Decree no. 8,828/2016, which changed Decree No. 5,163, which regulates Act no. 10,848/2004, a relevant milestone in defining the current model of marketing of electrical energy in Brazil. The changes to the decree affect the strategies for the purchase and sale of energy, affecting the segments of distribution, generation and comercialization and influencing the dynamics of the free and regulated markets. Among the changes made, one that stands out is the end of the requirement of a minimum contracting for distributors in A-1 auctions, in the event that the declared need of distributors is less than the replacement amount, which is the energy of contracts expiring in the following year (year A). This flexibility can lead to them contracting more new energy than is needed in the next auctions, if it is cheaper. Thus, the risk of demand for generators and competition in the sector increase, since there is no longer a guarantee of selling existing energy at the end of each year. Note that there are two UHEs at Furnas, Mascarenhas de Moraes, and Serra da Mesa, which can be strongly affected by the change, since they have more than 50% of the Physical Guarantee committed in existing energy contracts that expire on December 31 of 2019. There is also the UHE of Tucuruí, of Eletronorte, which can be affected to a lesser degree, considering that it has only 6.77% of the Physical Guarantee committed to in existing energy contracts expiring on the same date. If those contracts are renegotiated at the average of New Energy Auctions, there would be a 38% drop in annual revenue from those contracts.

In 2016, Public hearing no. 12/2016 brought discussion regarding the enhancement of mechanisms to adapt the levels of contracting of energy through bilateral agreements. Because of the Public Hearing, ANEEL published Regulatory Resolution no. 711/2016, allowing bilateral agreements to be entered into that involved: (i) a total or partial temporary reduction of contracted energy; (ii) partial permanent reduction of contracted energy; and (iii) rescission of contracts. Said Resolution gave distributors and generators more autonomy to establish their agreements.

Regarding the function of managing sector-specific resources, Act 13,360/2016 was enacted, which determined that, by May 1 of 2017, CCEE will assume the functions of administration and transaction of the sector-specific funds of the Energy Development Account (“CDE”), of the Account of Fuels (“CCC”) and Global Reversal Reserve (RGR), which until then had been attributed to Eletrobras, which will allow Eletrobras to focus all of its efforts on the business of generation, marketing and transmission of energy, according to its corporate strategy.

In addition to the above events, we highlight the following changes, by segment, that affected Eletrobras in 2016:

Generation

In the generation segment, it’s worth pointing out that in 2016, we saw the extension of the concession terms of our plants within the scope of renegotiating the hydrological risk; reviewing the physical guarantee of certain power plants; the annual adjustment of annual revenue from generation at hydroelectric power plants whose concessions were renewed in 2013 (“RAGs”); and a review of the revenue from the nuclear power plants Angra 1 and 2.

The Renegotiation of the Hydrologic Risk, as authorized by Act 13,203.2015 and Normative Resolution of ANEEL no. 684/2015, which was complied with by the Eletrobras Companies, in 2015, for the Environment of Regulated Contracting (“ACR”) entailed, in some cases, the postponement of the period of concessions, for compensation of the payment of the risk premium in accordance with the following resolution of ANEEL:

•         ANEEL Authorization Resolution no. 6,036/2016: Changed the final authorization document for the concession of the Tucuruí hydroelectric power plant, granted to Eletronorte, with the concession becoming effective until August 30, 2024;

•         ANEEL Authorization Resolution no. 6,054/2016: Changed the final authorization document for the concession of the Marechal Mascarenhas Moraes hydroelectric power plant, granted to FURNAS, becoming effective until January 29, 2024;

•         ANEEL Authorization Resolution no. 6,055/2016: Changed the final authorization document for the concession of the Serra da Mesa hydroelectric power plant, granted to FURNAS, becoming effective until September 30, 2014.

In addition, the discussion of regulatory topics that interfere with the Energy Reallocation Market (MRE – Energy Reallocation Market) and with the dispatch from power plants continued in 2016, calling attention to Public Hearing 45/2016 and the enactment of Act no. 13,360/2016. Act 13,360/2016 defined that ANEEL must establish, to be applied starting in 2017, the valuation, the eligible amount, and the payment conditions for participants in the MRE, of the cost of moving hydroelectric generation due to thermoelectric generation exceeding the former by order of merit and the importation of electrical energy without physical guarantee. ANEEL has a public hearing open until February, 2017 to discuss it with the agents this matter (Public Hearing [AP] 45/2016, 2nd phase). The final result of the regulation of this item has generated expectations for the Eletrobras companies that have actively participated in the discussions promoted by ANEEL, since future situations of water stress and MRE generation below the physical guarantee (GSF < 1) will not mean that water generators are responsible for payment to the GFOM (Generation Beyond Merit) and the importation of electrical energy without physical guarantees in complete observance of the text of Act no. 13,360/2016.

MME Ordinance no. 101/2016, in turn, defined the new calculation methodology for the physical guarantee on energy from new generation enterprises in the National Interconnected System (SIN), still without impact for Eletrobras since the discussion in Public Hearing 45/2016 is as of yet theoretical.

We also point out MME Ordinance no. 622/2016, which published for Public Consultation the Ordinary Review Report on Physical Guarantee of Energy at the Hydroelectric Power Plants (UHEs - Relatório Revisão Ordinária de Garantia Física de Energia das Usinas Hidrelétricas) and the Revised Values for the Physical Guarantee on Energy for the Hydroelectric Power Plants Dispatched from a central on the SIN. The impacts for the Eletrobras companies mean a possible change in the total physical guarantee in the system still under study, since the results of the Public Consultation have not yet been divulged. The current perspective is that the process will be concluded in 2017, and the revision applied starting in 2018. The possible change to the physical guarantee is on the following table:

Corporate Plants of the Eletrobras Companies
Company	Hydroelectric Power Plant	Installed Potential (MW)	Physical Guarantee Current TOTAL (MWmed)	Physical Guarantee FINAL Ordinary Revision 2016 (MWmed)	Variance of the Physical Guarantee Current TOTAL X FINAL RO
Chesf	Boa Esperança (Former Castelo Branco)	237.3	143	135.9	-5.00%
Chesf	Complexo Paulo Afonso-Moxotó	4,279.60	2,225	2,113.80	-5.00%
Furnas	Corumbá I	375	209	219.5	5.00%
Eletronorte	Curuá-Una	30	24	24.8	3.30%
Furnas	Estreito (Luiz Carlos Barreto de Carvalho)	1,104	495	495	0.00%
Furnas	Funil (RJ)	222	121	115	-5.00%
Furnas	Furnas	1,312	598	581.2	-2.80%
Itaipu	Itaipu	14,000	8,182	7,772.90	-5.00%
Furnas	Itumbiara	2,082	1,015	964.3	-5.00%
Chesf	Luiz Gonzaga (Itaparica)	1,479.60	959	911.1	-5.00%
Furnas	Marechal Mascarenhas Moraes (Former Peixoto)	478	295	289.5	-1.90%
Furnas	Marimbondo	1,488	726	689.7	-5.00%
Furnas	Porto Colômbia	328	185	186.1	0.60%
Furnas	Serra da Mesa	1,275	671	637.5	-5.00%
Chesf	Sobradinho	1,050	531	504.5	-5.00%
Eletronorte	Tucuruí I and II	8,535	4,140	4,009.30	-3.20%
Chesf	Xingó	3,162	2,139	2,040.70	-4.60%
Total		41,437.50	22,658.00	21,690.80	-4.30%

Power Plants By Stake Held
Participation	Hydroelectric Power Plant	Installed Potential (MW)	Physical Guarantee Current TOTAL (MWmed)	Physical Guarantee FINAL Ordinary Revision 2016 (MWmed)	Variance of the Physical Guarantee Current TOTAL X FINAL RO
30.62% Furnas	Baguari	140	80.2	84.6	5.50%
40% Furnas	Foz do Chapecó	855	432	426.8	-1.20%
70% Furnas	Manso	210	92	87.8	-4.60%
40% Furnas	Peixe Angical	498.8	280.5	280.4	0.00%
49% Furnas	Retiro Baixo	83.7	38.5	36.6	-4.90%
49.47% Furnas	Serra do Facão	212.6	182.4	178.7	-2.00%
49.9% Furnas	Três Irmãos	807.5	217.5	206.7	-5.00%
Total Furnas Stakeholdings		2,807.60	591.60	579.70	-2.00%

There was also the publication of ANEEL Regulatory Resolution no. 706/2016, as a result of contributions received in Public Hearing No. 04/2016, related to the criteria for treatment of the effects arising from the allocation of physical guarantee quotas and of potency in the verification of involuntary leftovers and in the calculation of the replacement amount. With the publication of this Regulatory Resolution, the distributors can abate from the demand at A-1 auctions the involuntary leftovers resulting from the allocation of energy from power plants in the quota regime, in a volume higher than contracts closed or reduced in a given year. In other words, distributors can use the leftover from previous year’s quotas to reduce the replacement amount declared in the annual auction, if they have not been able to adjust the level of contracting. A-1 is for purchasing existing energy for replacement of expired contracts, with delivery always starting in January of the following year.

ANEEL Ratifying Resolution no. 2,107/2016, within the scope of the process of annual adjustment, ratified the annual revenue from generation by the hydroelectric power plants whose concessions were renewed in 2013 (“RAGs”), in accordance with Act 12,783/2013. An average variance of 14.81% was observed for Eletrobras power plants, between the RAG for the 2015–2016 cycle and the RAG for the 2016–2017 cycle, as seen in the following table:

Company	Power Plant	RAG (2015-2016)1 (R$ million)	RAG (2016-2017)2 (R$ million)	Variance (%)
CHESF	Boa Esperança	37,681.29	50,423.65	33.82%
	Complexo Paulo Afonso	464,579.50	540,592.58	16.36%
	Funil - BA	5,472.52	6,140.60	12.21%
	Itaparica (Luiz Gonzaga)	166,862.54	209,243.76	25.40%
	Pedra	3,100.44	3,845.83	24.04%
	Xingó	324,632.99	398,752.71	22.83%
ELETRONORTE	Coaracy Nunes	10,021.47	12,073.48	20.48%
FURNAS	Corumbá I	50,796.58	59,886.99	17.90%
	Estreito (L.C. Barreto)	117,145.88	133,063.58	13.59%
	Funil - RJ	25,296.20	28,961.57	14.49%
	Furnas	246,250.06	227,449.45	-7.63%
	Marimbondo	165,885.83	187,616.45	13.10%
	Porto Colômbia	40,229.10	45,383.28	12.81%
TOTAL ELETROBRAS		1,657,954.41	1,903,433.94	14.81%
1- Data from the Ratifying Resolution no. 1.924, of July 28, 2015.
2- Data from the Ratifying Resolution no. 2.107, of July 19, 2016.

Still in regards to the Annual Revenue from Generation (“RAGs”) of the hydroelectric power plants that renewed their concessions in the terms of Act no. 12,783/13, we emphasize Public consultation no. 12/2016, the object of which was to obtain assistance in defining the methodology for inclusion of additions to the revenue associated with improvements for the composition of said revenue. The object of this Public Consultation is very important to the Eletrobras companies, since the power plants of Chesf, Furnas and Eletronorte had their concessions renewed by law and may have an important increase in revenue arising from these new investments that need to be made. The result of this public consultation had not been closed until December 2016.

ANEEL Ratifying Resolution no. 2,193/2016, in turn, established a fixed revenue of R$ 3,087,988,768.76 for the year of 2017, for the generation of energy from the nuclear power plants of Angra 1 and 2, and set the tariff at R$ 224.21/MWh, a change of 7.27% from the tariff for 2016. That revision will be taken into consideration in the tariff adjustments in 2017 for concessionaires distributing to the interconnected system who buy energy, as quota-holders.

Lastly, regarding the energy auctions, some auctions were initiated, among them 1 for New Energy (A-5); 1 for New Energy (A-3) which was cancelled; 2 of Reserve Energy, one of which was cancelled; 1 Auction for Existing Energy (A-1). Eletrobras did not participate in any action in 2016 as a seller of energy.

Transmission

In the transmission segment, we point out the final ratification of the values from electrical energy transmission assets existing on 05/31/2000, named facilities in the Existing Basic Grid System (RBSE) and Other Transmission Facilities (RPC), and the definition of payment conditions, which allowed the Company to enter these values into the books, thus significantly contributing to the positive results of fiscal 2016 for the Company. On December 31 of 2016, Eletrobras had in its balance sheets the total sum of R$ 36.6 million, receivable as RBSE.

The payment conditions for the RBSE were established by MME Ordinance no. 120/2016, which determined that the sums ratified by ANEEL will form the Regulatory Remuneration Base for electrical energy transmission concessionaires and the cost of capital will be added to their RAPs. The cost of capital not incorporated into the RAPs in the period of December 2012 until the tariff process of 2017 will be updated by the IPCA and remunerated at the Real Cost of Shareholder’s Equity, defined by ANEEL, and starting from the tariff process of 2017, will be paid over 8 years, remunerated at the Weighted Average Cost of Capital (WACC).

In order to regulate the calculation of the cost of capital to be added to the Permitted Annual Revenue (RAP), ANEEL also began, in October of 2016, Public Hearing no. 68/2016. The main claim of the transmission agents is in regards to preserving the amount ratified by the Agency, guaranteeing that concessionaires will receive the net amounts, without any deduction. The Public Hearing in question was not yet in the phase of analyzing contributions on December of 2012, however, in February of 2017 it was concluded, through Aneel Resolution number 762/2017, which had results in line with the values accounted for by the Eletrobras.

Another important highlight in 2016 was the publication of MME Ordinance no. 506/2016, which allowed reinforcement and improvement projects to electrical energy transmission facilities authorized by ANEEL to be deemed priority. This characterization, according to Act no. 12,431/2011, enables the raising of funding by issuing debentures, in order to implement investment projects considered priority in the infrastructure area or of intensive economic production in research, development and innovation.

Ratifying Resolution no. 2,098/2016, in turn, established the permitted annual revenue (RAPs) for concessionaires of the public service of transmission of electrical energy for the cycle of 2016-2017 (07/01/2016 to 06/30/2017). In short, the increase of the RAP, as well as the variance in inflation, occurred due to the authorized reinforcements and improvements that came in. On December 31, 2016, the RAP of the Eletrobras companies was R$ 4.1 billion, as can be seen in the table below:

Company	RAP 2016 (R$ million)
Chesf	R$ 981,117.16
Eletronorte	R$ 922,032.99
Eletrosul	R$ 887,059.92
Furnas	R$ 1,321,425.48
Amazonas GT	*
TOTAL	R$ 4,111,635.56

*ANEEL did not authorized receipt

Distribution

In the distribution segment, the decision by Eletrobras shareholders, at the 165th Extraordinary General Meeting, to not renew the concessions of subsidiaries Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A –CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, and to privatize those distributors by December 31 of 2017, under penalty of their being liquidated.

Due to their being state enterprises, the privatization of the Distributors shall observe the rules of the National Privatization Plan ("PND), in particular Act no. 9,491 of September 9, 1997.

Through the Provisional Measure 727/2016, converted into Law 13,334/2016 the Program of Investment - PPI was created, destined to amplify and strengthen interaction between the State and the private initiative through the conclusion of partnerships for the execution of public infrastructure ventures and other privatization measures.

Provisional Measure 735/2016 of 06/22/2016, converted into Act no. 13,360/2016, authorized the Union, when the service provider is a legal entity under its direct or indirect control, to promote the bid for the public sector associated with the transfer of control of the legal entity providing the service, granting a concession agreement to the new controller for a period of 30 (thirty) years.

Therefore, even if the concession is not renewed of distributors of the Eletrobras System, the Union will hold a tender combined with the privatization of the Eletrobras distributor companies mentioned.

On August 3, 2016, the Ministry of Mines and Energy Ordinance Nos. 420, 421, 422, 423, 424 and 425 were issued, respectively naming Distributors Amazonas Distribuidora de Energia S.A; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A. - CERON, Companhia Energética do Piauí - CEPISA; Companhia Energética de Alagoas - CEAL; and Boa Vista Energia SA, as responsible for the provision of public electricity distribution services, on a temporary basis, with a view to guaranteeing continuity of service, pursuant to article 9, paragraph one, of Law 12,783/2016.

During the period of temporary service provision, the distributors may apply the approved results of the revisions and tariff adjustments, as well as contract and receive income from the Fuel Consumption Account - CCC, the Energy Development Account - CDE and the Global Reversal Reserve - RGR. Accordingly, the Ministry of Mines and Energy through the Ordinance 388/2016 and Aneel through resolution 748/2016, established that the appropriate remuneration of Distributors would be supplemented via funding, with resources from the RGR, applying the interest rate of 111% of the SELIC rate.

In addition, by Order from the Ministry of Mines and Energy (MME) of August 3, 2016, the Companhia Energética de Roraima (“CERR”), a company under control of the State of Roraima, had its request denied to renew the concession for electrical energy distribution services, which had been granted to it by means of Ordinance MME 920, of November 5, 2016, and, by means of the MME Ordinance 425, Boa Vista Energia S.A. was designated responsible for providing the public service of distribution of electrical energy in the area of the CERR concession at the time. Thus, there was a merger of the concession areas, and the tender will be for the entire state of Roraima. While CERR, as a company, could be liquidated without its concession, this measure is up to the government of the state, which is the controller of that company. In the CERR concession area, Boa Vista Energia’s responsibility is exclusively for providing service to the interior of Roraima.

We emphasize that in 2016, in accordance with the rules of the National Privatization Plan, of PPI and the regulations of the ANEEL, CELG D was privatized through acquisition by the company, ENEL Brasil S.A., with a premium of 28%.

Finally, in terms of annual adjustments, the subsidiaries of Eletrobras had, in 2016, the following tariff adjustments:

Tariff Readjustment Index IRT 2016	ED Acre	ED Alagoas	ED Amazonas	ED Piauí	ED Rondônia	ED Roraima	CELG D
Economic IRT	8.93%	13.42%	10.05%	13.28%	-9.46%	-20.87%	-0.49%
Installment A	5.88%	10.59%	9.32%	10.66%	-10.68%	-22.08%	-2.73%
Installment B	3.05%	2.83%	0.72%	2.62%	1.22%	1.21%	2.24%
Financial Components	8.93%	-6.70%	2.48%	-6.22%	-3.14%	-2.93%	-4.21%
Total IRT	17.86%	6.72%	12.52%	7.06%	-12.59%	-23.80%	-4.70%
Deferral	0	0	0	0	0	0	0
Captive Consumer Average Effect	8.37%	-1.29%	20.01%	0.44%	-6.32%	-19.72%	-9.53%

10.4 – Significant changes in accounting practices – Reservations and emphases in the auditor's opinion

a. significant changes in accounting practices

New and revised standards adopted without relevant effects on the consolidated financial statements in the last three financial years

Financial year ended on December 31, 2016

In the current fiscal period, the Company applied various amendments and new interpretations of the IFRSs and to the CPCs issued by the ASB and by the CPC, which enter mandatorily into effect for the accounting periods beginning on January 1, 2016. These annual changes and improvements did not have an effect on the consolidated financial statements and are described below:

IAS Revision 16/CPC 27 and IAS 38/CPC 04 (R1) – the change has the purpose of including information concerning the concept of future expectation of reduction in the price of sale and clarifying the depreciation method based on revenue generated by an activity.

IFRS Revision 11/CPC 19 (R2) – the change requires that the party acquiring participation in a joint operation that constitutes a business, as defined in IFRS 3/CPC 15 (R1), apply the principles of IFRS 3, except for those that enter into conflict with IFRS 11. A joint business also requires that relevant information required by IFRS 3 and other standards relating to combinations of businesses be disclosed.

IFRS Revision 10/CPC 36 (R3) and IAS 28/CPC 18 (R2) – Clarifies that in a transaction between investors and associates or joint venture, the recognition of the gain or loss is dependent on the assets sold or contributed constitutes a business.

IAS Revision 1/CPC 26 (R1) – Clarifications concerning the decision process for disclosures of Financial Statements. The changes to IAS 1/CPC26 offer guidelines in relation to the application of the concept of materiality in practice.

In addition, in 2016 the improvements become effective relating to the annual revision of the 2012 – 2014 fiscal periods of the following standards: IFRS 5 (CPC 31) – Non-current Assets held for sale and Discontinued Operations, IFRS 7 (CPC 40) – Financial Instruments: Evidence, IAS 19 (CPC 33) – Employee Benefits and IAS 34 – Intermediate Financial Statements.

Financial year ended on December 31, 2015

In the fiscal year ending on December 31, 2015, the company has implemented several amendments and new interpretations to the IFRSs and the CPCs issued by the IASB and the CPC, which necessarily enter into effect for accounting periods starting on January 1, 2015. These changes and improvements had no relevant effects on the annual consolidated financial statements.

Fiscal year ending on December 31, 2014

IAS 36 – Reduction in recoverable amount of assets (amendment)

The company applied the amendments of IAS 36/CPC 01 (R1) for the first time in 2014. The amendments rectify some unintended consequences of the amendments to IAS 36 under the IFRS 13. The amendments (a) are in alignment with the disclosure requirements with the intent of the IASB and reduce the circumstances in which the recoverable amount of assets or cash-generating units to be disclosed is required, (b) require additional disclosure about fair amount measurement when the recoverable amount of the assets that presented a loss is based on fair market amount less the costs of disposal and (c) present an explicit requirement to disclose the discount rate used in determining impairment (or reversals), where the recoverable amount, based on the fair amount less costs of disposal, is determined using a present amount technique.

The application of these amendments has had no material impact on the consolidated financial statements of the company.

IAS 27/ CPC 35 (R2) - Separate Statements

The amendment reestablishes the equity method as an option for the evaluation of investments in subsidiaries, jointly controlled enterprises and affiliated companies in separate financial statements as described in IAS 28 - Investments in Affiliated Companies. This change has a mandatory adoption for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company opted to adopt this in advance.

New and revised standards and interpretations already issued and not yet adopted

The International Accounting Standards Board – IASB published or changed the following main pronouncements, guidelines or accounting interpretations, whose adoption shall be made mandatory in subsequent periods:

Standard	Content	Effective Date
Change to IAS 12 /CPC 32 – Recognition of fiscal assets deferred for non-realized losses	The accounting for deferred tax assets for losses not realized in debt instruments measured at fair value are clarified.	January 1, 2017
Changes to IAS 7 / CPC 3

Changes IAS 7 Statement of Cash Flow in order to clarify that the entities must provide disclosures that permit the users of the financial statements to evaluate the changes in liabilities arising from financing activities, such as movements arising from cash flow as well as other movements.

January 1, 2017
IFRS 15	Specifies how and when the recognition will be made as well as requires that the entity provides to the users of the financial statements more informative and relevant information.	January 1, 2017
IFRS 15/CPC 47 – Recognition of Revenue

Establishes a simple and clear model for accounting of revenue coming from contracts and, when it becomes effective, it will replace the current guidelines for recognition of revenue present in IAS 18/CPC 30 (R1) - Revenue, IAS 11/CPC 17 (R1) – Construction Contracts and related interpretations.

January 1, 2018
IFRS 9 – Financial Instruments

Replaces IAS 39 – Financial Instruments – Recognition and Measurement and establishes principles for disclosure of financial assets and liabilities as well as adding a new model of impairment and changes to the classification and measurements of financial assets.

January 1, 2018
IFRS 16 – Leasing (new pronouncement)

Has as its objective to introduce the requirements for recognition, measurement, presentation and disclosure of leases. The pronouncement provides a unique mode for accounting of leases, requiring that the lessee recognize the assets and liabilities for all leasing contracts, unless the contract period is less than 12 months or the value of the asset being leased has a low value. For lessors classifying the leasing contracts as operational or financial, in conformance with the definition in IAS 17

January 1, 2019

The Company is proceeding to its analysis of the impacts of these new pronouncements or changes in its financial statements.

There are no other IFRS standards or IFRIC interpretations that have not yet entered into effect, which could have a significant impact on the Company.

Change in the form of disclosure in the financial statements

For better presentation of its financial statements for the financial year ending on December 31, 2014, Eletrobras proceeded to reclassify certain items of its profit and loss statement. As a result of this reclassification, Eletrobras went on to present its direct costs in specific field in the statement of income, including the gross profit. The effects of reclassification are evidenced in item "b" below.

There has not been, in 2015, any significant change in the form of presentation of the financial statements of Eletrobras. Nevertheless, the administration of the company realized certain reclassifications in certain lines of the income statement of 2014 to ensure comparability with that of 2015 and therefore improve the understanding by the reader of the financial statements.

b) significant effects of the changes in accounting practices

No significant effects have occurred from the changes in accounting practices.

c) qualifications & emphasis present in auditor's report

Financial year ending as of December 31, 2016

Emphasis

Operating continuity of subsidiaries and associated companies

"As mentioned in Note 15, the generation subsidiaries Eletrobras Termonuclear SA (Eletronuclear), Companhia de Generação Térmica de Energia Elétrica (CGTEE) and Amazonas Geração e Transmissão de Energia SA present continuous losses in their operations, negative working capital and / or negative net equity, and the associated companies Belo Monte Transmissora de Energia SA, ESBR Participações SA, Norte Energia SA, Mata de Santa Genebra Transmissão SA, and Teles Pires Participações SA have significant negative working capital as of December 31, 2016. The operational continuity of the subsidiaries and affiliates mentioned above depends on the maintenance of financial support by third parties, the Company and / or other shareholders.

As described in Note 2, on July 22, 2016, at the 165th Extraordinary General Meeting of the Company, the Company decided not to extend the concessions of the energy distribution companies Companhia Energética do Piauí - CEPISA; Companhia Energética de Alagoas - CEAL; Acre Electricity Company - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A; And Amazonas Distribuidora de Energia SA, and the transfer of the shareholding control of these distributors until December 31, 2017 provided that until the transfer of these distributors to the new controller they receive directly from the Federal Government, or through tariff, all the necessary resources and remuneration To operate, maintain and make investments that are related to the public services of the respective distributor, maintaining its economic and financial balance without any contribution of resources, in any way, by Eletrobras, otherwise, the provisions for its liquidation will be adopted. Our opinion is not qualified in respect of these matters. "

The opinion of the Independent Auditor does not contain a qualification in relation to this matter.

As reported in the Financial Statement of fiscal year ended on December 31, 2016, the subsidiaries of the electricity distribution segment, as well as the generation subsidiaries Eletrobras Termonuclear SA (Eletronuclear), Companhia de Generação Térmica de Energia Elétrica (CGTEE) and Amazonas Geração e Transmissão de Energia SA have continuous losses in its operations, negative working capital and/or o negative net equity as well as Belo Monte Transmissora de Energia SA, ESBR Participações S.A, Norte Energia S.A, Mata de Santa Geneva Transmissão S.A, and Teles Pires Participacoes S.A, in which Eletrobras has a direct or indirect shareholding interest through its subsidiaries, presented significant negative working capital as of December 31, 2016.

The Company maintains investments in controlled companies and SPEs mentioned in the above emphasis, which have been investing significant amounts. These investments, according to investees' estimates, should be absorbed by future revenues generated by the projects. The amounts of some of these projects already have values of realizable assets adjusted by impairment provisions.

The operational continuity of the companies mentioned depends on the maintenance of financial support by third parties, the Company and other shareholders.

Regarding the Distribution Companies, it should be noted that in July 2016, by decision of the 165th Extraordinary General Meeting, the concessions of the subsidiaries Companhia Energética Companhia Energética do Piauí - CEPISA; Companhia Energética de Alagoas - CEAL; Acre Electricity Company - ELETROACRE; Centrais Elétricas de Rondônia S.A-CERON; Boa Vista Energia S.A; And Amazonas Distribuidora de Energia S.A were not renewed. They shall be privatized until December 31, 2017, pursuant to Provisional Measure 735/2016, converted into law 13,360/2016, under penalty of their respective settlements. This decision is included in PDNG 2017-2021. Regarding CGTEE and Eletronuclear under PDNG 2017-2021, the Company is undertaking actions to reduce costs, improve operational efficiency and improve capital structure.

Financial year ending as of December 31, 2015

Emphasis

"Receivables subject to regulatory approval

As described in note 2.1 to the Financial Statement, at the end of 2012, the Company has accepted the terms for the early renewal of concessions for generation and transmission established by the Federal Government of Brazil, resulting in changes in profitability of these concessions from the financial year 2013 and the right to compensation for certain residual balances of transmission and generation assets, subject to approval by the National Electric Energy Agency - ANEEL. On December 31, 2015, the residual balances of generation and transmission assets subject to indemnification came to R$ 10,972,365,000 and were determined by the Company from its best estimates and interpretation of laws, which may change until its final approval and implementation.

The Independent Auditor's Opinion contains no caveat in relation to this matter.

2nd Part of the Compensation Act no. 12,783/2013, as provided for in Normative Resolutions 596/2013 (generation) and 589/2013 (transmission), which were not initially considered in the first installment of claims that had been recognized at the time of the publication of Act no. 12,783/2013 amounting to R$ 14.437 billion on the base date of December 2012. As can be seen in the following table, the total amount claimed, under the 2nd Section, it surpasses R$ 26.0 billion, on the base date of December 2012. In accordance with the laws, the remuneration to be defined will be incident from the aforementioned base date until the date of effective payment.  By December 2015, the indemnifications claimed from Aneel, by Eletrosul and Furnas, corresponding to the portion of the electric power transmission assets existing on May 31, 2000, the so-called facilities of Basic Network of the Existing System - RBSE and Other Transmission Facilities - RPC, were still not depreciated and not amortized, in conformance with the provision in the second paragraph of article 15 of Act no. 12,783/13, totaling R$ 10.007 billion. Eletrobras has participated in discussions within the framework of the associations, Aneel and Ministry of Mines and Energy, in order to make viable the initiation of these payments from 2016, with adequate profitability at the cost of equity capital and net of taxes, since it will be an important source of funds for the investments of Eletrobras.

Until December 2015, there was no regulation concerning the payment terms of these claims and, for this reason, they were not accounted for in the financial statements of Eletrobras as of December 31, 2015. On April 22, 2016, the Ordinance of the Ministry of Mines and Energy No. 120 was published, which regulates the conditions for receiving indemnification. In accordance with the referenced Ordinance, the values approved by ANEEL will compose the Regulatory Remuneration Base of the electric energy transmission concessionaires and the cost of capital will be added to the respect Permitted Annual Revenue. The referenced cost of capital will be composed of parcels of remuneration and depreciation, adding in taxes due ("gross up", observing the corporate laws and will be recognized from the tariff procedure of 2017, being readjusted and revised in conformance with the concession contract. The remuneration and depreciation portions will be defined considering the methodologies of the Periodic Tariff Review of Revenue of Existing Concessionaires, approved by the ANEEL, and the Regulatory Remuneration Base will be depreciated considering the residual useful life of the assets and updated by the Broad National Consumer Price Index - IPCA. The cost of capital referring to the period of December 2012 up to the tariff process of 2017 will be remunerated for the cost of actual equity capital of the segment of transmission defined by the ANEEL in the methodologies of the Periodic Tariff Review of Revenue of Existing Concessionaires. From the tariff process of 2017, the cost of capital will be remunerated for the Average Weighted Cost of Capital - WACC, defined by the ANEEL, and must be incorporated, from the tariff process of 2017, for a period of eight years.

2nd Installment: Amount Claimed R$ 26,427 million
Eletrobras Companies	Value Accounted For (R$ million)		Amount Claimed (R$ million)		Approved Amount (R$ million)(1)
	Generation (2)	Transmission	Generation	Transmission	Generation	Transmission
Eletronorte	-	1,733	-	2,926	-	-
Chesf	697	1,589	4,802	5,627	-	-
Furnas	996	4,530	1,312	10,699	-	9,000
Eletrosul	-	514	-	1,061	-	1,007
Total	1,693	8,366	6,114	20,313	-	10,007

Amounts with base date of December 2012.

(1) The approved amounts will only be recognized in the Results of the Company after final definition of the amount and regulation of payment terms by the Concession Grantor.

(2) The thermoelectric generation assets were not taken into consideration by ReN ANEEL 596/2014. More than R$ 557 million in Furnas and R$ 357 are recorded in the CGTEE.

"Operational continuity of subsidiaries and affiliates

As mentioned in Note 16 to the Financial Statement, the subsidiaries of the power distribution segment and also the generation subsidiaries of Eletrobras Thermonuclear S.A. (Eletronuclear) and Térmica de Energia Elétrica (CGTEE) present continuous losses in their operations, negative working capital and/or liabilities to be discovered, and the affiliates, Norte Energia S.A., Madeira Energia S.A., ESBR Participações S.A., São Manoel and Teles Pires Participações SA present negative working capital as of December 31, 2015. Additionally, as described in Note 2, the concessions of these controlled distributors expired on July 15, 2015 and to date there is no evidence of renewal. The operational continuity of the subsidiaries and affiliated companies mentioned above depends on the maintenance of financial support by third parties, the Company and/or other shareholders.”

The Independent Auditor's Opinion contains no caveat in relation to this matter.

The Company has investments in subsidiaries and the SPEs mentioned in the emphasis above, which are investing significant amounts. These investments, according to the estimates of the administration of the invested entities, must be absorbed by the future revenue generated by the projects. The values of some of these projects listed already have realizable asset values adjusted for impairment provisions.

The operational continuity of the aforementioned companies depends on the maintenance of financial support by third parties, the Company and other shareholders.

In relation to the Distributors, there was a regulation through Decree 8,461/2015 of the conditions for extension of the distribution concessions, for more than 30 (thirty) years, provided that the criteria were met for (i) Efficiency of the quality of the service, to be ascertained by means of the indicators "Equivalent Outage Duration of Internal Origin per Consumer Unit" - DEC and "Equivalent Outage Frequency of Internal Origin Per Consumer Unit" – FEC; (ii) economic and financial efficiency, to be ascertained by means of the Ebitda and the level of indebtedness; (iii) tariff reasonableness; and (iv) Transparency and Governance. The concession contracts of the Distributors of Eletrobras expired on July 7, 2015, however, they continue to be in effect, temporarily, pursuant to article 42 of Act no. 8,987/1995. On the occasion of the 164th Extraordinary General Meeting of Shareholders of Eletrobras, held on December 28, 2015, the Board of Directors of the Company proposed through the Administration Proposal that the renewals of the concessions of the distributors of Eletrobras, with the exception of Celg D, were to be conditioned based on the following: (i) that the amount of capital needed to meet the goals required by Aneel was to be realized directly by the Distributors; and (ii) that immediate measures were to be adopted for the sale of these distribution companies by the end of 2016. At the request of the representative of the Federal Government, who wanted to study the matter and the model to be adopted in the event of a decision to extend the concessions, matters concerning the extension of the concession contracts of the subsidiaries of Cepisa, Ceal, Eletroacre, Ceron, Boa Vista, Amazon Energia were removed from the agenda. For this reason, the aforementioned concessionaires requested, on December 28, 2015, the extension of the period for signature of the respective addenda, pursuant to Provisional measure 706, of December 28, 2015, which granted the period of 210 days, counted from that date, so that those Distributors could sign the addenda. Within the period of 210 days mentioned above, these distributors of Eletrobras will provide new studies for submission to the new Extraordinary General Meeting of Eletrobras.

Basis for the opinion with a caveat

"Risks related to compliance with laws and regulations - Car Wash

As mentioned in explanatory note 4 of the financial statement, item XI, in connection with the investigative processes by federal authorities in the operation known as "Car Wash" and their offshoots, the Administration of the Company became aware, through publications by the media or otherwise, of the existence of supposed illegal acts, among them alleged payments of bribes by administrators and ex-administrators of construction companies involved in certain ventures, to Employees and/or Administrators and/or Directors of the Company and/or its invested subsidiaries and/or affiliates evaluated by the equity equivalency method.

As a result, as approved by its Board of Directors, the Company contracted an independent company to conduct an investigation in relation to the above matter, and any breaches of laws and regulations, in the context of the laws of Brazil and of the United States of America. Additionally, the Company has created an Independent Commission for the management and supervision of the investigation in progress, led by the independent firm that was contracted.

Whereas the actions related to the investigation of these matters are still in progress, and therefore, without any conclusive results, the possible impacts arising from the final resolution of these issues, concerning the Company's financial statements for the financial year ended December 31, 2015 are not known and cannot be estimated by the Company. Consequently, we were unable to determine whether there was a need for adjustments or disclosures as a result of these matters in these financial statements.

Opinion with caveat

In our opinion, except for the possible effects of the matters described in base paragraph in relation to the opinion with a caveat, the individual and consolidated financial statements referred to above present fairly, in all material respects, the equity and financial and consolidated position of Centrais Elétricas Brasileiras S.A. - Eletrobras on December 31, 2015, the individual and consolidated performance of their operations and their cash flows for the year ending on that date in accordance with the accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board – IASB. ”

In 2014 the so-called "Car Wash Operation" began, which investigates, in accordance with public information, the existence of an alleged corruption scheme involving companies responsible for works in the infrastructure sector of Brazil.

The news disclosed in the press in 2015 in connection with this operation, involving companies that also provide services for Eletrobras Termonuclear S.A. – Eletronuclear ("Eletronuclear") (UTN Angra 3), controlled by Eletrobras, and for certain special purpose entities in which Eletrobras or its subsidiaries hold participation, resulted in the institution of 3 (three) corrective committees in Eletrobras, to verify the processes of contracting with contractors for these companies. Considering the limitations of the working methods of these Committees, the Board of Directors of Eletrobras decided to contract a firm with the expertise needed to conduct an independent investigation in order to assess the possible irregularities that violate the Foreign Corruption Practices Act (FCPA), Brazilian anti-corruption law and/or the Code of Ethics of Eletrobras in certain ventures, by contracting the law firm of Hogan Lovells on June 10, 2015 for this purpose.

This independent investigation is overseen by an independent Commission for Management of the Investigation, the establishment of which was approved by the Board of Directors of Eletrobras on July 31, 2015, in order to ensure the independence of the work developed by the law firm of Hogan Lovells. This Commission is composed by Dr. Ellen Gracie Northfleet, retired Minister of the Supreme Court, by Dr. Durval José Soledade Santos, former Director of the Securities Commission, and by Dr. Manoel Jeremiah Leite Caldas, the representative of the minority shareholders.

In addition, in relation to the Car Wash Operation, it is important to mention that on April 29, 2015, due to news that dealt with an alleged corruption scheme, the then Chief Executive Officer of Eletronuclear, Mr. Othon Luiz Pinheiro da Silva, asked to be dismissed and on August 4, 2015 he resigned his position. Mr. Othon Luiz Pinheiro da Silva is currently accused of criminal actions in which the Eletrobras participated as an accomplice to the accused.

In relation to the construction of the Angra 3 plant, it is important to mention that Eletronuclear suspended the electromechanical assembly and civil works contracts, as the ANGRAMON Consortium proposed an action requiring the cancellation of its contract. This action had no anticipation of deferred custody or sentence.

In addition, Eletronuclear, on April 15, 2016, due to the ongoing investigation, the Board of Directors of Eletrobras removed 2 employees of Eletronuclear and Mr. Luiz Antonio Amorim Soares, Eletronuclear's Technical Director. Similarly, on April 22, 2016, Mr. Girija Negrini, Director of Administration and Finance, was also removed from his position, through the decision of the Board of Directors of Eletrobras.

In addition, as a result of news citing the alleged involvement of the Director of Eletrobras Eletronorte, a subsidiary of Eletrobras, Mr. Adhemar Palocci, and the Director of Eletrobras Mr. Valter Luiz Cardeal, in relation to the practice of alleged unlawful acts in connection with the Carwash Operation, in July 31, 2015 both requested their dismissals as Directors of Eletronorte and Eletrobras, respectively, and in August 5, 2015, Mr. Valter Luiz Cardeal resigned his position as a Member of the Board of Directors of the companies CGTEE, Amazonas GT and Eletrosul, all subsidiaries of Eletrobras. Mr. Adhemar Palocci and Mr. Valter Luiz Cardeal remain dismissed.

To the extent that the investigative work conducted by Hogan Lovells will evolve and, in the event that it may lead to findings and produce sufficient information and data for the Company to evaluate, in accordance with the laws of Brazil and of the United States of America, the possible occurrence of impacts on its financial statements, the pertinent legal and regulatory treatment will be given to these matters.

Currently, as the actions related to the investigation are still in progress, it has not been possible to identify and reflect on any impacts on the financial statements, if any, related to this matter.

Filing of Form 20F

Eletrobras is maintaining contact with the Securities and Exchange Commission - SEC and the New York Stock Exchange ("NYSE"), in order to discuss the necessary procedures to enable the filing of Form 20-F concerning the financial years of 2014 and 2015 and avoid the delisting of the ADRs - American Deposit Receipts issued by the Company with the NYSE.

However, on May 18, 2016, considering that the Eletrobras reported that would not be in a position to file the Form 20F in a timely manner until May 18, 2016, there was suspension of trading of the American Deposit Shares ("ADS") issued by the Company along with the NYSE (EBR and EBR-B tickers) and has started the process of desisting the Company was initiated.

As mentioned above, ongoing investigation, conducted at Hogan Lovells, has still not been finalized and, therefore, the available information is not sufficient for the Company to evaluate, in accordance with the laws of Brazil and of the United States of America, with the possible occurrence of impacts on the financial statements in order to promote the filing of these Forms.

The Company mobilized financial resources, staff and third parties, through contracting, carried out voluntarily, as agents and the adoption of relevant measures in response to requests from Hogan Lovells, from the Investigation Management Commission and the independent auditors, in order to strengthen their governance structures and enable, independently, the investigative process. Accordingly, it has contracted experts in forensic accounting, criminal experts, a specialist in competition law and administrative law, and experts in corporate law to act as assistants to the accused in the proceeding involving the Eletronuclear subsidiary.

Despite these efforts, the timeline of the investigation, as reported by Hogan Lovells, has suffered delays because of difficulties in relation to performing the investigation of certain Special Purpose Entities - SPEs, in which Eletrobras holds minority ownership, due to limitations arising from Brazilian laws. The Administration of Eletrobras has adopted all possible measures pursuant to the corporate and legal point of view, to obtain access to the information of these SPEs, however, so far, there has been no success.

Another fundamental point that has impacted the timetable was the difficulty of access to privileged depositions and statements, maintained as confidential, in the scope of the "Car Wash" operation.

The Company is making every effort to develop procedures and methodologies that can be deemed satisfactory by the SEC, NYSE, and the independent auditors, in order to address the matter in a satisfactory manner. As such, at this time, the Company cannot state when it will be able to file the 20-F Forms.

Failure to make timely submission of the 20-F Forms to the SEC for the 2014 and 2015 fiscal years, even if such failure is not voluntary, exposes the Company to violation of the permanent listing requirements established in Section 802.01E of the NYSE Listed Company Manual.

Regarding the 20-F Form for the 2014 fiscal year, it is not possible to obtain another extension of the deadline from the New York Stock Exchange ("NYSE"), pursuant to Section 802.01E of the NYSE Listed Company Manual.

Thus, on May 18, 2016, Eletrobras received an unnumbered notice from the NYSE, informing the Company that ADS trading was suspended beginning on that date, and that Eletrobras had a period of 10 (ten) business days to make preliminary filings for the appeal which Eletrobras intends to file against this decision with the NYSE Board of Directors Committee, and to issue statement as to whether the Company wishes to make an oral presentation before the Committee at a time yet to be scheduled. To this end, the Company must pay an appeal fee of $20,000 USD (twenty thousand dollars).

The Company seeks to file all possible appeals. During the suspension process, the ADS can be traded in the Over the Counter ("OTC") market, with the following ticker data: (a) ADS (equivalent to Preferred Shares) CUSIP: 15234Q108 (OTC ticker: EBRBY); (b) ADS (equivalent to Ordinary Shares): CUSIP: 15234Q207 (OTC ticker: EBRYY)

Moreover, during the suspension process, the holders of the EBR and EBR-B ADS may request from the JP Morgan (the Custodian of Eletrobras ADS) migration to the corresponding ordinary shares (ELET3) and preferred "B" shares (ELET6), which are traded in Brazil on the São Paulo Stock Exchange (BM&F Bovespa).

Eletrobras will continue working so that the investigation underway is completed in an independent manner and to submit its 20-F Forms as required under pertinent laws.

Financial year ending as of December 31, 2014:

Emphasis - Receivables subject to approval by the regulator

"a. Impacts of Law No. 12,783/2013

As described in Note 2, the Company agreed to early extension of the concessions established in Provisional Measure 579 (Law No. 12,783/13), signing the extension agreements for the affected concessions on December 4, 2012.

The residual balances of the transmission assets, on May 31, 2000, as well as the residual balances of hydroelectric generation, on December 31, 2012, except with regard to the respective base projects, are undergoing evaluation by the Company, and the respective reports are being sent to the National Electricity Agency (ANEEL, in Portuguese) for approval, with the aim of receiving an indemnity.

On December 31, 2014, the residual balances of the aforementioned transmission and generation assets totaled R$ 8,253,130,000 and R$ 1,483,540,000, respectively, and were calculated by the Company based on its best estimates and its interpretation of the law. These amounts may be altered prior to their final approval and realization.

The residual balances of the investments in thermal generation, on December 31, 2012, whose concessions expire between 2015 and 2017, and which are covered under the aforementioned laws, total R$ 1,216,322,000 on December 31, 2014; this was calculated by the Company based on its best estimates and its interpretation of the law. For these assets, no methodology was disseminated by the authority granting concession for calculation of the indemnity amount, and so this amount may be altered prior to final approval and realization. Our opinion includes no qualification regarding these matters."

Emphasis - Operational continuity of subsidiaries and associated companies

"As mentioned in Note 15, the subsidiaries from the distribution segment and the generation subsidiary Companhia de Geração Térmica de Energia Elétrica (CGTEE) have suffered continual losses in their operations, recording negative working capital of R$ 1,221,736,000 and unfunded liabilities of R$ 3,355,404,000 on December 31, 2014.

In addition, the associated companies Madeira Energia S.A., Energia Sustentável do Brasil Participações S.A., Manaus Transmissora de Energia S.A., and Teles Pires Participações S.A., in which the Company holds 39%, 20%, 30%, and 49.42% share, respectively, and the subsidiary Eletrobras Termonuclear S.A. (Eletronuclear) recorded negative working capital totaling R$ 2,447,731,000 on December 31, 2014.

The Company holds investments in the associated companies Norte Energia S.A., Madeira Energia S.A., and Energia Sustentável do Brasil Participações S.A., and in the subsidiary Eletronuclear, which are investing significant sums in the development of the Belo Monte, Santo Antônio, Jirau, and Angra 3 hydroelectric projects, respectively. These investments, according to the estimates of the administration of these companies, should be absorbed by future revenue generated by these projects, except with regard to impairment of the related assets. Completion of works and subsequent initiation of operations depend on the capacity of these companies to obtain the necessary financial resources.

The operational continuity of the aforementioned subsidiaries and associated companies depends on sustained financial support provided by third parties, the Company, and other shareholders. In addition, as mentioned in Note 2, the concessions of these distribution companies expire on July 15, 2015, and as of the present date, there is no evidence that they will be extended. Our opinion includes no qualification regarding these matters."

Emphasis - Risks relating to adherence to laws and regulations

"As mentioned in Note 4, because of news stories circulated by the media regarding the alleged involvement of the Company and/or its investees in the investigation being conducted by federal authorities as part of the operation known as 'Lava Jato', the Administration of the Company adopted certain internal precautionary actions, with the aim of identifying any violations of laws and regulations in this regard. Some of these actions are still underway, but based on information known to the Company at this time, in the assessment of the Administration, the impacts relating to this matter, if any, would not be material for the 2014. Financial Statements. However, because the 'Lava Jato' operation remains underway, there is uncertainty regarding future developments resulting from the investigation being conducted by the authorities and the potential effects on the Company's financial reporting. Our opinion includes no qualification regarding these matters."

With respect to the paragraphs highlighted above, the Board of Directors understands that the individual and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil.

Specifically, with regard to "Emphasis - Receivables subject to approval by the regulator", the Administration of Eletrobras understands that in 2014, Eletrobras made efforts to obtain additional amounts as indemnity for the electricity generation and transmission assets whose concession was extended under Law No. 12.783/2013. In this regard, pursuant to ANEEL Regulatory Resolutions No. 589/2013 and 596/2013, the concessionaires holding concessions extended under Law No. 12.783/2013 may submit assessment reports in order to demonstrate that certain transmission and generation assets had not been fully amortized or depreciated upon extension of the concession, thus entitling them to additional indemnities. As of December 2014, the reports already submitted by the subsidiaries of Eletrobras to the ANEEL totaled R$ 9,410,000,000 in additional indemnities. If we consider the reports submitted by the subsidiaries of Eletrobras to the ANEEL through March of 2015, the amount being claimed increases to R$ 15,037,000,000 in additional indemnities. However, in order for these additional indemnities to take effect and be recognized in the financial statements of Eletrobras, the amounts being claimed must be approved by the ANEEL and the conditions and method of disbursement must be regulated by the authority granting the concessions.

With regard to "Emphasis - Operational continuity of subsidiaries and associated companies", the Administration of Eletrobras understands that in 2014, the subsidiaries of Eletrobras from the distribution segment, in general, recorded a reduction in percentage losses. The Executive Board understands that the operational continuity of the aforementioned subsidiaries depends on the financial support given to those companies, and in the case of the distribution companies, also depends on the regulation of conditions for extension of their concessions as stipulated in Law No. 12.783/2013. With respect to the other companies, the emphasis refers to projects in development and in non-operational stages, and as such, Eletrobras has performed constant assessment of the financial standing of each such company.

Finally, with regard to "Emphasis - Risks relating to adherence to laws and regulations", the Administration of Eletrobras clarifies that in 2014, the so-called "Lava Jato Operation" began, investigating, pursuant to publicly available information, the existence of an alleged system of corruption involving companies that are primarily responsible for works and projects in the Brazilian infrastructure sector.

Based on news stories published in 2015 in connection with this Operation, involving companies that also provide services to the subsidiary Eletrobras Termonuclear S.A. – Eletronuclear ("Eletronuclear") (Angra 3 Nuclear Plant) and to certain special purpose companies in which Eletrobras and its subsidiaries hold a stake, 3 (three) correction commissions were established at Eletrobras in order to verify the contracting and procurement processes used by the aforesaid companies. Considering the limitations of the working methods of those Commissions, the Board of Directors of Eletrobras decided to hire a firm with the necessary expertise to conduct an independent investigation, so as to assess the potential existence of any irregularities that would be in violation of the Foreign Corrupt Practices Act (FCPA), the Brazilian Anti-corruption Law, and/or the Code of Ethics of Eletrobras in certain projects. The law firm Hogan Lovells was hired on June 10, 2015 for this exact purpose.

This independent investigation is overseen by an Independent Commission for Management of the Investigation, the creation of which was approved by the Board of Directors of Eletrobras on July 31, 2015, with the purpose of guaranteeing the independence of the work performed by the Hogan Lovells firm.  This Commission is comprised of Dr. Ellen Gracie Northfleet, retired Justice of the Supreme Federal Court, Dr. Durval José Soledade Santos, former Director of the Securities Commission, and Dr. Manoel Jeremias Leite Caldas, a representative of the minority shareholders.

In addition, in relation to the Car Wash Operation, it is important to mention that on April 29, 2015, due to news that dealt with an alleged corruption scheme, the then Chief Executive Officer of Eletronuclear, Mr. Othon Luiz Pinheiro da Silva, asked to be dismissed and on August 4, 2015 he resigned his position.  Mr. Othon Luiz Pinheiro da Silva now stands as defendant in criminal proceedings in which Eletrobras requested inclusion in assistance to the prosecution.

Regarding the construction of the Angra 3 Power Plant, it bears mention that Eletronuclear suspended the contracts for electromechanical assembly and civil works, the consortium AGRAMON having filed an action requesting rescission of its contract.  There has been no interlocutory relief or ruling in this action.

In addition, as a result of news stories citing the alleged involvement of the Director of Eletrobras Eletronorte, Mr. Adhemar Palocci, and the Director of Eletrobras, Mr. Valter Luiz Cardeal, in the committing of alleged criminal acts in connection with the Lava Jato Operation, on July 31, 2015, both men requested leave of their positions as directors of Eletronorte and Eletrobras, respectively, and on August 5, 2015, Mr. Valter Luiz Cardeal also requested leave from the Boards of Directors of the companies CGTEE, Amazonas GT, and Eletrosul. Mr. Adhemar Palocci and Mr. Valter Luiz Cardeal remain on leave.

As the investigative works conducted by the Hogan Lovells firm progress over time, and should this investigation lead to findings and produce sufficient information such that the Company comes to determine —pursuant to the laws of Brazil and of the United States of America— that there is any impact on the Financial Statements, those impacts will be handled as appropriate pursuant to the pertinent laws and regulations.

Currently, as the actions related to the investigation are still in progress, it has not been possible to identify and reflect on any impacts on the financial statements, if any, related to this matter.

Because of the investigation proceedings underway, as described above, Eletrobras cannot make on-time filing of the 20-F Form for the 2014 fiscal year, while the New York Stock Exchange has given the Company until May 18, 2016 to proceed in making the respective filing. The filing of the 20-F is one of the governance requirements in order for Eletrobras to remain listed on the New York Stock Exchange.

10.5 – The directors must indicate and comment on critical accounting policies adopted by the issuer, exploring, in particular, accounting estimates made by the administration on matters of uncertainty relevant to the description of the financial situation and results, such estimates which require subjective or complex judgments, such as in the case of: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of non-current assets, pension plans, adjustments for foreign currency conversion, environmental recovery costs, criteria for impairment testing of assets and financial instruments.

In the application of the accounting policies, the Administration of the Company must make judgments and estimates regarding the book values of revenues, expenses, assets, and liabilities, as well as disclosures in the explanatory notes, in cases where such values are not easily obtained from other sources. These estimates and the respective assumptions are based on the historic experience and on other factors deemed to be of relevance. The estimates and underlying assumptions are subject to constant review. The effects resulting from the reviews made of accounting estimates are recorded in the period in which the estimates are reviewed (if the review affects only that period) or in subsequent periods as well (if the review affects both present and future accounting periods).

In addition to the fact that these estimates and assumptions are subject to constant monitoring and review by the Administration of the Company and of its subsidiaries, the materialization of the book value of revenues, expenses, assets, and liabilities is inherently uncertain, as a result of the use of judgment.

Below are found the main assumptions for the accounting estimates assessed as most critical by the Administration of the Company and of its subsidiaries, with respect to the future and other primary sources of uncertainty used that could lead to significant adjustments in the book values of assets and liabilities in future periods:

Deferred tax assets and liabilities

Estimates for taxable earnings (the basis for analysis of realization of net deferred tax assets) are based on the annual budgets and the strategic plan, both which are periodically reviewed, and on the history of profitability. However, future taxable earnings can be greater or less than the estimated used by the Administration when determining whether or not there is a need to record the amount of the deferred tax asset.

Provision for impairment of long-term assets

The Administration of the Company adopts variables and assumptions for impairment testing of long-term assets, so as to determine the recoverable value of assets and record impairment losses when necessary. Our administrators make judgments based on the historic experience with the respective asset, set of assets, or cash-generating unit. Such judgments may eventually be proven inaccurate, including with regard to estimated useful life. At present, the useful life adopted by the Company is in accordance with the practices specified by the ANEEL, applicable to assets linked to public electricity concessions, which can vary as a result of the periodic analysis of the useful life of the assets. In addition, the useful life is limited to the term of the concession solely for operations within the scope of ICPC 01/IFRIC 12.

Various inherently uncertain events also impact the determining of the variables and assumptions used by the Administration of the Company and of its subsidiaries when calculating discounted future cash flows for the purpose of recognizing the recoverable value of long-term assets.  These events include: the maintaining of levels of electricity consumption; rate of economic growth in the country; available of water resources; as well as those inherent to the termination of concession periods for electricity utilities, particularly regarding the value of reversal at the end of the concession period. On this point, an assumption was adopted such that indemnification is contractually established, where applicable, at the amount of the new replacement value (VNR, in Portuguese) (for generation and transmission) and of the regulatory asset base (BRR, in Portuguese) (for distribution).  These are the bases used to determine the expected amounts of indemnification at the end of the electricity generation, transmission, and distribution concession periods. Another significant variable is the discount rate used to calculate discounted cash flows.

During the 2015 fiscal year, the subsidiary Eletronuclear decided to change the expected synergy percentage used to measure impairment of the Angra 3 Power Plant. This change is prospective and is intended to improve the financial information used in the assumptions adopted to calculate impairment of the permanent assets from Angra 3.

Basis for determining indemnification on concessions by the authority granting the concession

Law No. 12,783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the basis for calculating amounts of indemnification by the authority granting concession for utility concessions. For concessions not yet extended, the Company adopts the assumption that the assets can be reversed at the end of the concession agreements.

Based on this assumption, for concessions that have already been extended, the receivables from the authority granting concession were maintained with regard to the Basic Existing System Network (RBSE, in Portuguese), for investments made subsequent to the base project of the power plants and transmission lines (modernization and improvements) and for the thermal generation assets. These amounts are subject to approval by the ANEEL.

The Company adopted the new replacement value ("VNR") as a means of calculating the amount to be indemnified by the Authority Granting Concession for the portion of generation and transmission assets not fully depreciated by the end of the concession. For this calculation, the Regulatory Asset Base (BRR) was defined.

Useful life of permanent assets

The Administration of the Company uses the criteria defined in ANEEL Resolution No. 367 of June 2, 2009 when determining the estimated useful life of permanent assets, limited to the concession period for operations falling within the scope of ICPC 01/IFRIC 12, as they are understood to adequately represent useful life.

Provision for asset demobilization

The Company records a provision for obligations relating to the decommissioning of assets relating to its thermonuclear power plants. To determine the amount of the provision, assumptions and estimates are made regarding discount rates, the estimated cost to decommission and remove the entire plant from the site, and the expected time at which such costs are incurred. The estimate of the costs is based on the legal and environmental requirements for the decommissioning and removal of the entire plant, as well as the prices of products and services to be used at the end of useful life.

Actuarial obligations

The recorded actuarial obligations are determined using actuarial calculations prepared by independent actuaries based on the expected life of the participant (AT-2000 table), average age of retirement, and inflation. Nevertheless, the actual future results of the benefits could be different from current results and those recorded in the books.

Provision for labor, tax, and civil risks

Provisions for labor, tax, and civil risks, where applicable, are established for risks with expectation of probable loss, based on the assessment of the Administration and of the internal and external legal advisors of the Company. The provisioned totals are recorded based on the estimated costs of the outcomes of the aforesaid contingencies. Contingent risks with expectation of possible loss are disclosed by the Administration but are not provisioned. This assessment is supported by the judgment of the Administration, together with its legal advisors, considering the jurisprudence, the initial and superior court rulings delivered, the history of any agreements and decisions, the experience of the Administration and its legal advisors, as well as other applicable aspects.

Provision for doubtful accounts (PCLD)

The Company records a provision for receivables and loans which the Administration understands to be uncertain in terms of actual receipt. The PCLD for customers is calculated based on receivables more than 90 (ninety) days past due for residential class consumers, 180 (one hundred and eighty) days past due for commercial class consumers, and 360 (three hundred and sixty) days past due for industrial, rural, government, and utility class consumers. When establishing the PCLD, the Company also considers an individual analysis of the receivable accounts and the balance owed for each consumer, based on the experience of the Administration with regard to past effective losses and on the existence of any real guarantees. The PCLD for loans granted by the Company is established based on the receivables that are past due and unpaid. The PCLD is reversed once the debt is settled or renegotiated.

Valuation of financial instruments

The Administration of the Company uses valuation techniques which include information that is not based on observable market data to estimate the fair value of certain kinds of financial instruments. The Administration of the Company and its subsidiaries believes that the valuation techniques selected and the assumptions used are adequate to determining the fair value of financial instruments.

Onerous contracts

The Company and its subsidiaries use assumptions relating to the economic costs and benefits of each contract to determine whether or not any onerous contracts exist. In the case of long-term commitments for purchase and sale of energy, the critical estimate to determining the provisioned amount for future sale under the contract is the average historic Settlement Price for Differences ("PLD") approved by the Administration of the Company as an assumption to calculate the provision for onerous contracts, solely for accounting purposes, as well as the discount rate used for cash flows.  The actual values of the PLD over the years may be higher or lower than those corresponding to the assumptions used by the Company. In addition, the Company can also have onerous contracts in concessions where the current expected cost for operations and maintenance is not fully covered by revenue.

Risks relating to adherence to laws and regulations

In response to the investigations within the scope of “Operation Lava Jato” on irregularities involving employees, contractors and suppliers of Eletrobras and special-purpose companies (SPE) in which Eletrobras holds a minority shareholding, in 2015 the Board of Directors of the Company (CAE) decided to begin an investigative process, given the risk of the stated irregularities affecting some of Eletrobras’ main investments.

In order to conduct an investigation, the US law firm Hogan Lovells US LLP was hired, which has a renowned specialization in investigative shares, and the Independent Investigation Management Commission (CIGI) was implemented, composed of reputable and independent specialists hired to supervise the investigation process.

The investigative proceeding followed the principles adopted by the Securities and Exchange Commission (SEC) and the Department of Justice (DOJ), for procedures of this kind, since after 2008, when Eletrobras began to trade on the New York Stock Exchange by means of ADR’s (American Deposit Receipts), it became subject to US laws that regulate eh capitals market, especially all of the regulations established by the US Securities and Exchange Act. Among these laws is the Foreign Corrupt Practices Act (FCPA), which in short, criminalizes acts of corruption, such as payment to employees of foreign governments, political parties, candidates to foreign political positions, in exchange for commercial or economic advantages.

In this context, the scope of the independent internal investigation includes an evaluation of any irregularities that may exist, including violations of the FCPA, of Brazilian laws, and of the Code of Ethics and integrity policies of Eletrobras.

Throughout 2015 and 2016, within the scope of Operation Lava Jato, the operations Radioatividade (radioactivity) and Pripyat resulted in arrest warrants for former executives of Eletronucelar, as well as for other parties. Eletrobras has been cooperating with the authorities in the sharing of information brought up by the independent investigation, including participating as assistant accuser against the defendants in these criminal proceedings.

In an attempt to facilitate and guarantee the advancement of the investigations, the Company’s administration has been adopting the governance measures required and/or recommended by Hogan Lovells, by the Independent Commission. Since the investigation began, Eletrobras replaced all of its Board of Directors, hired a new CEO, and has been reinforcing its compliance structure. In mid-2016, the Compliance Board was created, responsible for coordinating the compliance program and managing risk in the Company and in its subsidiaries.

In the same direction, Eletrobras reviewed specific contracts which the investigations pointed out to have possible irregularities. These contracts were suspended if any irregularities were found.

In regards to the employees and directors involved in the situations found in the investigation, Eletrobras already took punitive measures in the administrative sphere, including suspending and dismissal from employment agreements.  At the moment, the legal possibility of liability from such employees is being studied, on a civil sphere, and Eletrobras is already negotiating with the Attorney General of the Union regarding the filling of any lawsuits on improbity in the future.

In October of 2016, the independent investigation completed the stage whose objective was to identify unlawful actions that could cause any distortions in the consolidated financial statements of the Company.  In this stage, overbilling was found in relation to fraudulent tenders originating from the practice of cartels and bribery that was alleged to have been paid by certain contractors and suppliers contracted, since 2008.

However, there is not sufficient information that would allow the Company to determine the specific periods in which overpayments were made. Thus, the Company is of the understanding that, after making all reasonable efforts, it is impractical to determine the effects by specific prior periods, from illegal payments in their consolidated financial statements, with changes recorded for the improper payments, and therefore incorrectly capitalized on September 2016.

The Company has not traced any contracts after December 31, 2015 that may have been impacted by the price scheme. In that being so, Eletrobras recorded the write-off of the costs capitalized in the fixed assets amounting to R$ 211,123 thousand representing the estimate unduly paid amounts in previous periods, out of this amount R$ 143,957 thousand have already been recognized as impairment in previous periods, leading to the reversal of the provision. There was also recognition of a loss of R$ 91,464 thousand in the investment result in Norte Energia S.A., SPE not controlled by Eletrobras and assessed by equity method.

A summary of these changes to the consolidated balance sheet and to the statement of results for the year ending on December 31 of 2016 is the following:

Investigation Findings	12/31/2016
Angra 3	(141,313)
Mauá 3	(67,166)
Simplício	(2,644)
(211,123)

Balance Sheet	12/31/2016
Fixed Assets
Costs	(211,123)
Impairment provision	143,957
Investments - Equity	(91,464)
(158,630)

Income Statement	12/31/2016
Investigation Findings	(211,123)
Reversal of Impairment (Operational Provisions)	143,957
Equity Earnings	(91,464)
(158,630)

Eletrobras has been implementing several governance and remediation efforts, taking the necessary measures to investigate the allegations connected to the Car Wash Operation, in addition to assessing the possibilities of redress connected to the damage undergone as a result of unlawful conducts.

However, even though the investigation stage was completed with the purpose of performing the accounting recognition of the unlawful acts, additional procedures connected to the investigation process are still underway, especially to meet the requirements of the Enforcement commissions of SEC and DOJ.

As Eletrobras is currently aware, these procedures are not expected to bring relevant additional information that may impose significant impacts to the financial statements. However, the investigations of “Car Wash Operation" have not yet been completed and the Public Prosecutor’s Office may take a considerable time to complete all procedures of assessment of the facts. This way, new relevant information may be revealed in the future, which may lead Eletrobras to recognize additional adjustments to its financial statements.

In January 2017, the Board of Directors of Eletrobras approved the negotiations for engagement of an American law firm to conduct the new stage of the investigation process. At the same meeting, the Board of Directors authorized the signature of legal instruments with American authorities (“Tooling Agreement and Statute of Limitation The Second Consecutive”), extending the prescription term for the investigation action. The signature of these documents evidences the cooperation and good faith of Eletrobras with regard to the US authorities, treating all concerning corporate matters in a clear and transparent manner.

To continue the negotiations with the American and Brazilian regulators and the development of additional investigation procedures, Eletrobras is holding a bidding process aimed at engaging an American law firm.

However, owing to the bidding procedures to which Eletrobras is subject as a member of the Indirect Public Administration, the engagement of the American law firm that will conduct the new stage of the investigation process is still not completed.

In order to guarantee the continuance of the investigation procedures while such engagement was not completed, an Interim Work Group was established, including members of the Compliance Department, whose main function is to accomplish efforts arising from the activities performed over the course of the investigation action carried out, under the supervision of CIGI.

c) Legal proceedings involving the Company – Class Action

On July 22, 2015 and August 15, 2015, two putative class actions suits were filed against Eletrobras and some of our employees in the United States District Court of the Southern District of New York (SDNY). On October 2, 2015, these suits were consolidated, and the Court named Dominique Lavoie and the City of Providence as the lead plaintiffs. The lead plaintiffs filed a consolidated amended claim on December 8, 2015, allegedly on behalf of investors that purchased our North American securities between August 17, 2010 and June 24, 2015, filing a second amended claim on February 26, 2016.

The second amended claim alleged, among other things, that Eletrobras and the individual defendants knew or should have known about the alleged fraud committed against the Company by a group of contractors, as well as the bribes and kickbacks allegedly requested and received by employees of Eletrobras; that Eletrobras and the individual defendants made false statements and omissions regarding the alleged fraud; and that the price of the stock of Eletrobras declined when the alleged fraud was disclosed.

The Administration of Eletrobras believes that these claims, in and of themselves, do not create a present obligation for Eletrobras pursuant to CPC 25/IAS 37 - Provisions, Contingent Liabilities, and Contingent Assets. Because the litigation is in its initial stages, the discovery process has not yet begun, and the outcome of the litigation is a matter of considerable uncertainty, and so it is not possible at this time for the Administration of Eletrobras to reliably estimate the potential loss or even a range of loss, if any, that may result from the final ruling on these proceedings.

On March 27, the result of the preliminary motion hearing was released, and the Court partially accepted Eletrobras 'arguments and partially the plaintiffs' arguments. The process will now move to the "certification" and "discovery" stages, without creating a financial obligation for Eletrobras (see note 30 of the Financial Statements).

Filing of the 20-F Form

Following the conclusion of the investigation works conducted by Hogan Lovells, on October 11, 2016, the 20-F Form was filed, with the appropriate accounting adjustments regarding the investigation of the "Lava Jato" Operation, with the New York Stock Exchange ("NYSE"), for the fiscal years ending on December 31, 2014 and 2015.

However, the timeline of the investigation was seriously impacted by difficulties encountered in the investigation of certain Special Purpose Companies in which Eletrobras holds minority interest, due to restrictions from Brazilian corporate law, as well as the difficulty in accessing depositions and plea bargains, which remain confidential, from the "Lava Jato" operation. Because timely filing of the 2014 Eletrobras 20-F Form was not made, on May 18, 2016, the NYSE suspended its authorization for trading of the American Deposit Shares (“ADS”) issued by the Company (EBR and EBR-B ticker), while the delisting process was underway. During the suspension period, the ADS were traded in the Over the Counter ("OTC") market, with the EBRBY and EBRYY tickers.

This suspension was revoked on the day the form was filed, when the New York Stock Exchange("NYSE") confirmed that the ADS of the Company would again be traded on the Stock Exchange. On October 13, 2016, the ADS resumed trading on the New York Stock Exchange ("NYSE"). In addition, the NYSE confirmed that the delisting process of the Company was canceled.

10.6 – Relevant items not shown in the financial statements

a) assets and liabilities held by the Company, directly or indirectly, which do not appear in its balance sheet (off-balance sheet items), such as: i) operating leases, assets and liabilities; ii) receivables over which the entity maintains risks and responsibilities, indicating the respective liabilities; iii) future contracts for purchase and sale of products or services; iv) contracts for unfinished construction; and v) contracts for future financing receipts.

All assets and liabilities held by Eletrobras are recorded in the balance sheet. Eletrobras does not maintain any operation, contract, obligation, or other types of commitments in companies whose financial statements are not consolidated with its or other operations capable of generating a material effect, present or future, on its results or on its equity or financial situation, revenue or expenses, liquidity, investments, cash on hand, or any others not recorded in its financial statements. As such, there are no assets or liabilities held by Eletrobras that do not appear in the balance sheet.

b) Other items not shown in the financial statements

There are no other relevant items not shown in the consolidated financial statements of Eletrobras.

10.7 – Comments on items not shown in the financial statements

Not applicable, given that there are other relevant items not shown in the consolidated financial statements of Eletrobras.

a)        how such items alter or could alter revenue, expenses, operating results, and financial expenses, or other items from the financial statements of the issuer

Not applicable, given that there are other relevant items not shown in the consolidated financial statements of Eletrobras.

b)        nature and purpose of the operation

Not applicable, given that there are other relevant items not shown in the consolidated financial statements of Eletrobras.

c)        nature and total amount of obligations assumed and rights generated in favor of the issuer as a result of the operation

Not applicable, given that there are other relevant items not shown in the consolidated financial statements of Eletrobras.

10.8 – Business Plan

a) investments, including: i) quantitative and qualitative description of investments underway and planned investments; ii) sources of financing for investments; iii) relevant divestitures underway and planned divestitures.

Capital Investments

In the last five years, Eletrobras invested an average of R$ 10.1 billion annually in expansion, modernization, research, infrastructure, and environmental projects. On average, approximately 53.9% of this total was invested in generation, 32.6% in transmission, and the rest in distribution and other activities.

Investments in 2016 (pursuant to the table below) totaled R$ 8.7 billion, corresponding to a realization level of 75% of the budget.

Nature of Investments (R$ million)	Budgeted*	Realized
	2016	2016	2015	2014	2013	2012
Corporate Investments
Generation	1,780.81	1,092.34	2,162.98	2,182.88	2,630.91	1,770.95
Transmission	1,811.83	1,204.92	1,855.35	2,111.04	2,281.84	1,638.74
Distribution	1,207.60	861.15	791.20	577.46	741.17	837.22
Maintenance - Generation	373.98	201.16	330.97	393.75	427.40	511.56
Maintenance - Transmission	453.49	315.62	405.51	477.95	472.21	401.18
Maintenance - Distribution	318.54	274.78	212.19	151.35	204.38	218.78
Other (Research, Infrastructure, Environmental Quality)	436.17	265.59	301.33	370.10	501.16	545.68
Corporate Total	6,382.41	4,215.55	6,059.52	6,264.54	7,259.06	5,924.11
Financial Investments in SPEs
Generation	4,074.58	3,450.52	3,181.30	3,703.65	3,219.39	2,109.14
Transmission	1,019.25	1,044.92	1,152.99	1,437.14	745.32	994.56
Total SPEs	5,093.83	4,495.44	4,334.29	5,140.79	3,964.71	3,103.70
GRAND TOTAL	11,476.24	8,710.99	10,393.81	11,405.33	11,223.77	9,027.81

*Planned for the year under Law 13,255 of 01/14/2016 and adjusted under Laws 13,380 and 13,386 of 12/20/2016.

The main businesses of Eletrobras are generation and transmission, and the Company seeks to make significant investments in these segments in the coming years.

On November 9, 2016, the Board of Directors of Eletrobras approved the Business and Management Master Plan (PDNG) for the five-year period from 2017 to 2021, while also completing in 2016 the process of preparing and approving the Business and Management Plans (PNG) for each of the subsidiaries of Eletrobras.

The 2017-2021 PDNG, which is based on the Eletrobras 2015-2030 Strategic Plan, includes goals and projects to achieve the Company's strategic objectives, while remaining in line with the Corporate Identity of Eletrobras and its Mission, Vision, and Values. The focus is on addressing and resolving the main challenges faced by all its companies, considering the three strategic elements (pillars) shown in the figure below with their respective goals which were subject to the Material Fact disclosed to the market on November 17, 2016.

For the period from 2017 to 2021, in this scenario, investments are planned in the order of R$ 35.8 billion, a reduction of 29% compared to the five-year period from 2015 to 2019, pursuant to the table below:

Breakdown	2017	2018	2019	2020	2021	2017 - 2021
Corporate Investment	6,517	5,298	5,508	6,528	4,943	28,794
a - Contracted	4,847	4,508	4,707	5,801	4,634	24,497
Generation	2,241	3,141	3,806	4,972	3,808	17,968
Maintenance	408	490	525	603	523	2,549
Extension	1,833	2,651	3,281	4,369	3,285	15,419
Transmission	1,704	1,185	741	664	680	4,974
Maintenance	346	362	392	397	321	1,818
Extension	1,358	823	349	267	359	3,156
Infrastructure	247	182	160	165	146	900
Distribution	655	-	-	-	-	655
Maintenance	368	-	-	-	-	368
Extension	287	-	-	-	-	287
b - New	1,670	790	801	727	309	4,297
Generation	25	49	51	53	56	234
Maintenance	20	49	51	53	56	229
Extension	5	-	-	-	-	5
Transmission	14	661	667	586	162	2,090
Maintenance	14	61	29	6	5	115
Extension	-	600	638	580	157	1,975
Infrastructure	74	80	83	88	91	416
Distribution	1,557	-	-	-	-	1,557
Maintenance	452	-	-	-	-	452
Extension	1,105	-	-	-	-	1,105
Investment in SPEs	2,438	978	1,567	1,151	840	6,974
a - Contracted	2,438	978	650	512	535	5,113
Generation	1,701	710	566	512	535	4,024
Transmission	737	268	84	-	-	1,089
b - New	-	-	917	639	305	1861
Generation	-	-	604	309	305	1,218
Transmission	-	-	313	330	-	643
Total Investments	8,955	6,276	7,075	7,679	5,783	35,768

It should be noted that, out of this total, around R$ 20.5 billion (57.4%%) are provided for the expansion of the complex of plants and transmission lines, which are new and already contracted, and BRL 1.3 billion (3.8%) for the expansion in the distribution of power. For streamlining and maintaining the assets for generation, transmission and distribution, R$ 5.5 billion shall be invested, 85% out of which shall be connected to the generation and transmission, and R$ 1.3 billion shall be invested in infrastructure and the investment in SPEs shall be around R$ 6.9 billion.

Contracted generation and transmission investments are considered to be those that are already included in the project portfolio of Eletrobras.

New generation and transmission investments are considered to be those which Eletrobras may include in its investment portfolio during the period from 2017 to 2021, including through participation in new auction processes.

It bears clarifying that the value of investment in the Angra 3 project for the period from 2017 to 2021 is nearly R$ 14 billion, though the restarting of works still depends on the decision of the CNPE (National Energy Policy Council).

With respect to the sources of financing for the 2017-2021 investment plan described below, new financing is still needed (32.5% of the total value), nearly R$ 10 billion of which is for the Angra 3 nuclear plant project. The Angra 2 nuclear plant project already has R$ 4 billion in financing under contract.

Transmission

In the year 2016, the Company invested an amount of R$2,565.46 billion in transmission: R$1,520.54 billion in corporate transmission installations and R$1,044.92 billion through SPEs, which corresponds to 78.1% of the R$3,284.57 billion approved for the 2016 budget.

In 2016, there was total increase of 1,757 km of corporate and partnering transmission lines. Out of this total, 990 km stand as an addition of lines above 230 kV.

The main highlights in 2016 were the completion of LT Sobral II/Acaraú II (CE), with 97 km of length, Jauru/Porto Velho Interconnection (MT/RO), with 985.7 km of length and SE Mirueira II 230/69 kV – 300 MVA (PE), SE Polo 230/69 kV – 100 MVA (BA), Ibiapina II 230/69 kV – 200 MVA (CE) and Miramar 230/69 kV – 450 MVA (PA) in the Northern and Northeastern Regions.

In the Midwest Region, works were completed in SE Ivinhema 230/138 kV – 300MVA (MS), LT 345 kV Samambaia / Brasília Sul, with 14 km of length, as well as LT 230 kV Barro Alto / Itapaci.

In the Sourthern Region, works were completed in SE Santa Maria III 230/138 kV – 2x83 MVA (RS).

The Eletrobras companies’ performance is connected to the fulfillment of terms of completion of projects, mainly due to delays in the environmental licensing process, owing to the loss of balance of supply contracts, breach of terms by some contractors and, lastly, by land ownership aspects involved when passing transmission lines across private properties or Indian lands.

Below is a table including the addition of transmission lines of Eletrobras Companies, in Km, for the year 2016, also establishing the total of physical aggregation, over the same period, of the projects leveraged with the participation of Eletrobras Companies.

Physical Aggregation of Transmission Lines and Substations

Below is a table including the addition of transmission lines of Eletrobras Companies, in Km, for the year 2016, also establishing the total of physical aggregation, over the same period, of the projects leveraged with the participation of Eletrobras Companies.

Eletrobras Companies	Physical Aggregation of Transmission Lines in 2016 (km)
	Corporate (a)	Corporate under O&M Regime (b)	SPEs – Eletrobras Participation (c)	Total (d)	Eletrobras Physical Aggregation¹	Leveraged Physical Aggregation (d)

Eletronorte	1,767	10,011	2,072	13,849	283	283
Chesf	1,346	18,967	1,653	21,966	572	426
Furnas	1,464	18,623	1,817	21,904	630	1,371
Eletrosul	1,410	9,582	1,088	12,079	272	273
Amazonas GT	403	0	0	403	-	0
Total Eletrobras	6,390	57,182	6,629	70,201	1,757	2,353

The main causes that negatively affected the performance of the Eletrobras Companies during the 2016 fiscal year in the transmission sector are related to the failure to meet deadlines in concluding projects, caused particularly by delays in the environmental licensing process, imbalances in supply contracts resulting from the devaluation of the Brazilian Real, failure to meet deadlines on the part of certain contractors, and finally, land use issues relating to the passing of transmission lines over private property or indigenous lands.

The decrease in transmission lines of Eletrosul in 2015 is explained particularly by the transfer to Eletronorte of nearly 582 km of transmission lines from Norte Brasil Transmissora de Energia S.A. With regard to Amazonas Energia, the decrease resulted from the deverticalization of transmission assets in favor of Amazonas GT.

In terms of substations, there was an increase of 1,959 MVA in transformation capacity of the Eletrobras Companies, 1,875 MVA corresponding to corporate substations and 85 through SPEs. When considering the total transformation capacity of the projects in which Eletrobras holds a stake, Eletrobras contributed to the country with an increase of 2,041 MVA in 2016.

Eletrobras Companies	Increase - Substations in 2016 (MVA) >=230kV
	SE No.	Own Transformation Capacity (MVA) (a)	SPEs – Eletrobras Participation (MVA) (b)	Total (MVA) (a+b)	SPEs – Total (MVA) (c)	Leveraged by Eletrobras (a+c)
Eletronorte	1	600	-	600	-	600
Chesf	3	600	-	600	-	600
Furnas	-	-	-	-	-	-
Eletrosul	-	675	84.66	759.66	166	841
Total	4	1,875	84.66	1,959.66	166	2,041

Generation

In 2016, the total investment in generation was R$ 4.744 billion, 76.1% against R$ 6,229.4 billion approved for the 2016 budget.

It is worth mentioning in 2016 the start-up of the Belo Monte Hydroelectric Plant, the Sento Sé III Wind Complex (Banda de Couro and Baraúnas II), the Chapada do Piauí II Wind Farm Complex (Santa Joana I, III, IV, V, VII and Santo Augusto IV) and UTE Araguaia. It is also worth mentioning the start-up of new generating units for the Jirau, Teles Pires and Santo Antônio hydropower plants, as well as the expansion of the Capão do Inglês wind farm, the Galpões wind farm and the Hermenegildo III wind farm (Verace 34-36), adding a total of 1,467 MW of installed capacity. In turn, between 2015 and 2016, there was termination of the lease and deactivation of some blocks of UTE Mauá, as well as reduction of installed capacity, by means of ordinances of the Ministry of Mines and Energy (MME), at the plants of Mauá (Block 4), Iranduba, Flores and São José, representing a total reduction of 868 MW.

Overall, in the year of 2016, there was an increase in the installed capacity of the Eletrobras System of 1,466 MW.

Company	Corporate (a)	Corporate under O&M Regime (b)	SPE (c)	SPE under O&M Regime (d)	2016 Physical Aggregation	Total (a+b+c+d)
Eletrobras Holding (1)	-	-	301	-	288	301
Eletronorte	9301	78	506	-	405	9884
Chesf	2214	8399	1471	-	568	12084
Furnas	4212	4617	2428	403	522	11661
Eletronuclear	1990	-	-	-	-	1990
Eletrosul	476	-	1592	-	488	2068
CGTEE	733	-	-	-	63	733
Itaipu Binacional	7000	-	-	-	-	7000
Amazonas G&T	695	-	-	-	-868	695
Distributors	440	-	-	-	0	440
Total	27,061	13,094	6,299	403	1,467	46,857

(1) The Artilleros Wind Farm, with 75.1 MW in operation, has not been covered, as it is a project abroad

Distribution

The Eletrobras Companies invested R$ 1,135.9 billion in distribution in 2016, which represents approximately 74.4% of the R $ 1,526.14 billion estimated.

On December 31, 2016, Eletrobras' Eletrobras Electric Power Distribution Company operated in 02 (two) states in the Northeastern Region and 04 (four) states in the Northern Region, serving more than 4 million consumers. In December 2016, these companies used a low, medium and high voltage power distribution network, with 263,133 km of width and a total of 226 substations, covering 463 cities. On November 30, 2016, the Celg D auction was auctioned by Enel Brasil S.A. revolving around R$ 2.187 billion, which represented a premium of 28.03% connected the minimum price established. Eletrobras received around R$ 1.1 billion, considering the amount of the portion purchased by the employees of Celg D and Enel.

Physical Data in the System – 2016
Description	ED Acre	ED Alagoas	ED Amazonas	ED Piauí	ED Rondônia	ED Roraima	Total	Celg – D
Lines / Distribution Networks - Km	20,071	42,744	47,932	90,839	57,885	3,663	263,133	215,635
Number of substations	15	40	24	84	60	3	226	329
Number of Customers	254,200	1,117,108	945,179	1,227,333	609,080	112,180	4,265,080	2,825,172
Number of Cities	22	102	62	224	52	1	463	237

In the year of 2016, the Eletrobras Distribution Companies, in general, had lower results than in previous years. The results were due to cyclical factors, such as the slowdown of the economy, low GDP growth, political crisis and a decrease in CDE, CCC and RGR resources.

As already mentioned, through the 165th AGE, it was decided not to extend the concessions of the distributors CEPISA, CEAL, ELETROACRE, CERON, BOA VISTA and AMAZONAS ENERGIA. They remain responsible for the operation and maintenance of the public distribution services of their localities until the transfer of their share controls, which should occur until December 31, 2017.

Strategic Planning

On November 9, 2016, the Board of Directors of Eletrobras approved the Business and Management Master Plan (PDNG) for the five-year period from 2017 to 2021, while also completing in 2016 the process of preparing and approving the Business and Management Plans (PNG) for each of the subsidiaries of Eletrobras.

The 2017-2021 PDNG, which is based on the Eletrobras 2015-2030 Strategic Plan, includes goals and projects to achieve the Company's strategic objectives, while remaining in line with the Corporate Identity of Eletrobras and its Mission, Vision, and Values. The focus is on addressing and resolving the main challenges faced by all its companies, considering the three strategic elements (pillars) shown in the figure below with their respective goals which were subject to the Material Fact disclosed to the market on November 17, 2016.

The operationalization of this PDNG is materialized through 18 initiatives associated with 3 pillars:

One of the main goals is to eliminate material weaknesses, increasing the credibility of the Company's stakeholders. For this purpose, this goal is implemented in four main points of action, namely: (i) Alignment of the Bylaws and Appropriations; (ii) Implementation of 5 Dimensions of Compliance; (iii) Elimination of Material Weaknesses; And Implementation of an approach for listing on indices and obtaining Stamps of Excellence in Corporate Governance.

In this sense, the following measures have already been implemented:

•        Filing of the 2014 and 2015 20-F Forms, Strategic alignment between holding company and subsidiaries; Qualification of the Governance of the Board of Directors;

•        Proposed Amendment to the Bylaws of Eletrobras;

•        Ethics and integrity training for employees;

•        Creation of a compliance structure in all Eletrobras companies, identification of critical suppliers for integrity due diligence; Publication of a new Code of Ethics for Eletrobras companies;

•        Tender for contracting of an independent complaint channel; studies underway for Internal Regulations of contracting activities; launch of the due diligence process of suppliers;

•        Eletrobras included in the Business Sustainability Index (ISE) of the São Paulo Stock Exchange for the tenth consecutive year.

Another of the main goals is the reduction of the Company's leverage. For its achievement there is a subdivision into 6 main action points, namely: (i) Reduction of the Volume of Investments; (ii) Privatization of Distribution Companies; (iii) Sale of Administrative Real Estate; (iv) Sale of interests in SPEs; (V) Tax optimization; and (vi) Corporate Restructuring in order to take advantage of tax credits.

In this sense, the following measures have already been implemented:

•        Reduction of 29% in investments for the 2017-2021 period;

•        Privatization of CELG-D with a gain of 28%;

•        Distributors of Eletrobras were included in the Investment Partner Program (PPI) of the Federal Government to be privatized by December 2017;

•        Evaluation of SPE divestiture model initiated.

•                     Net debt of Eletrobras as ratio of EBITDA in 12/2016: 6.7 (8.7 in 3Q16)

Last but not least, we highlight the improvement in Eletrobras' operating efficiency. To achieve this, 8 main lines of action were proposed, namely: (i) Promoting a deep Organizational Restructuring; (ii) Disclosure of an Extraordinary Retirement Plan ("PAE"); (iii) Implementation of PRO-ERP; (iv) Shared Services Center; (v) Reduction of Administrative Costs; (vi) Reduction of Overtime, Hazard and Standby; (vii) Regulatory Strategy for the Generation and Transmission segments; And (viii) Integrated Energy Trading.

In this sense, the following measures have already been implemented:

•         Organizational restructuring at the holding company in December 2016: reduction of 228 management positions to 99;

•         In the holding, there was reduction of 48% in security costs, 5.2% in rent and condominium costs, and 44.38% in costs from the automobile fleet, representing savings of nearly R$ 7.8 million per year beginning in February 2017 at the holding company;

•         Restructuring underway in all other Eletrobras Generation and Transmission companies: Approval of the Restructuring of Chesf with reduction of 58% of management positions, reduction of 47% in secretaries, and reduction of 47% in organizational units; Restructuring of Eletronuclear will be approved in 2017;

•         Creation of an Energy Commercialization Committee within the scope of the holding company, with participation of representatives from all subsidiaries, seeking to optimize the marketing of energy, six meetings having been held since December 2016.

b) acquisition of plants, equipment, patents, or other assets that should materially influence the productive capacity of the Company.

On January 27, 2015, Eletrobras acquired majority control of Celg-Distribuição S.A. Celg-D ("Celg-D"), an electricity distribution and marketing concessionaire, completing the acquisition of Celg-D at a cost of R$ 59.5 million. This acquisition was intended to bring about the economic/financial recovery of CELG-D, which has approximately 2.7 million customers.

On November 30, 2016, the Privatization Auction of CELG-D took place, during which Enel Brasil S.A. made the winning bid at 28% over the minimum price.

Eletrobras subscribed for new shares in CTEEP (Companhia Transmissão Energia Elétrica Paulista) and AES Tietê Energia S.A., disbursing, respectively, R$ 81.5 million and R$ 12.2 million so as not to dilute its equity stake relative to the total capital stock of those companies, which is equal to 35.4% and 7.94% of the total capital stock of each, respectively.

Eletrobras made capital contributions to SPE Norte Energia, proportional to its equity stake of 15%, totaling R$ 600 million in 2016. The subsidiaries Chesf and Eletronorte made contributions to that same SPE totaling R$ 1,399.2 million, relative to their respective stakes.

In 2016, Eletrobras authorized Centrales Hidroeléctricas CentroAmérica S.A. (CHC) to sell all of their stock in Centrals Hidroeléctricas de Nicarágua S.A. (CHN) at a value of US$ 44.2 million. Eletrobras holds 50% equity in the company, and through the process of stock repurchase, has already received US$ 20.5 million. CHC is still in the process of liquidation, and so does not appear in the organizational chart of Eletrobras.

c) new products and services, indicating: i) description of ongoing research already disclosed; ii) total expenses made by the Company in research for development of new products or services; iii) projects in development already disclosed; iv) total expenses made by the Company in the development of new products or services.

Research Projects Developed by the CEPEL

The research and development activities of Eletrobras are carried out by the CEPEL, a non-profit entity created in 1974 with the objective of supporting the technological development of the electricity sector in Brazil. The Company is the main sponsor of the CEPEL and participates in the coordination of environmental planning and energy conservation programs. The CEPEL's customers are operating subsidiaries of Eletrobras (including Itaipu and Eletronuclear) and other Brazilian and foreign companies holding electricity concessions and other industries from the electricity sector. The activities of the CEPEL seek to attain high standards of quality and productivity in the electricity sector through research and technological development.

 In 2016, the research, development, and innovation (R&D+I) activities of the Center for Electricity Research (CEPEL) were consolidated in an institutional Working Plan, approved by its Deliberative Council, covering 135 R&D+I, experimental, and laboratory research projects, including 78 large projects ("Portfolio of Institutional Projects").

The CEPEL organizes its activities in seven overarching areas of action: Energy Optimization and the Environment; Electrical Networks; System Automation; Lines and Stations; Distribution Technology; Materials, Alternative Sources, and Energy Efficiency; and Laboratory Infrastructure and Experimental Research.

The laboratory network of the CEPEL is unique in its size and is the largest of its kind in the Southern Hemisphere. This network allows for experimental research, testing, and calibration and certification activities in High Voltage and Power, Materials, Energy Efficiency in Refrigeration and Lighting, Automation and Protection of Systems, Intensive Computation, Energy Quality, Diagnostics of Equipment and Installations, Electromagnetic Compatibility, Electricity Metering, and Fuel Cells.

In addition, the CEPEL includes the Sérgio de Salvo Brito Center for Solar and Wind Energy (CRESESB), the Center for Application of Efficient Technologies (CATE), and the Efficient Solar House, all areas used to demonstrate and disseminate new technologies. It acts in energy quality, and in the development of equipment and systems for electricity metering and management and reduction of losses. With the support of the Ministry of Mining and Energy and the World Bank, the CEPEL is putting together laboratory and research infrastructure for the development and evaluation of Smart Grid solutions.

There are CEPEL projects focusing on maintaining reliability and extending useful life of generation, transmission, and distribution equipment and systems, constituting important areas for the improved technical and economic performance of the assets from the ELETROBRAS System. In monitoring and management of company assets, its systems (SOMA, DianE, and IMA-DP) aid in optimizing investments, maintenance, and operational safety.

With one of the most significant investments in its recent history, in partnership with Eletrobras, Furnas, Chesf, Eletronorte, Eletrosul, MME, and Finep, the Ultra High Voltage Laboratory (External UAT Lab) has been fully operational since November of 2016, with capacity to conduct experimental research, development, and testing for the configuration of transmission lines and related equipment up to ± 1000 KV DC and 1200 kV AC, thus providing support for the companies from the ELETROBRAS System, the Electricity Sector, and manufacturers, in partnership with academia and national and international research centers.

The characteristics of the National Interconnected System (SIN, in Portuguese) create the need for top-of-the-line specialized laboratory infrastructure for experimental research and testing of large-sized equipment, involving high voltage and currents, and other large undertakings, an essential factor for the sustainability of operations and development of the SIN. To meet this demand, the CEPEL implemented the largest group of electricity laboratories in the Southern Hemisphere, including the following:

•        The External High Voltage Laboratory, which began operations in 2016 for testing and experimental research for the configuration of transmission lines, insulator chains, and other line components for voltages up to 1,200 KV AC and ± 1,000 KV DC, a leading pioneer in the Americas;

•        The High Tension Laboratory, one of the largest of its kind in the Southern Hemisphere, for dielectric (insulation) acceptance and support testing for R&D in equipment and components for transmission systems up to 800 KV;

•        High Power Laboratory, which offers the highest levels of short-circuit power in South America; (4) Other laboratories specializing in areas such as Chemical Analysis, Corrosion, Metallography, Diagnostics of Electrical Equipment and Installations, Lighting and Refrigeration/PROCEL, Intensive Computation, Synchronous Phasor Measurement, Superconductivity, and Energy Quality.

Management of Innovation and Process Improvement

Operational Excellence is one of the three strategic pillars of Eletrobras. In this regard, the Company has applied the "lean" philosophy to allow for waste reduction, higher productivity gains, and process optimization.

Over the course of 2016, we coordinated 21 improvement projects, using the Kaizen cycle method, with a focus on constant improvement. The projects conducted addressed critical processes for the Eletrobras System, such as: Monitoring of SPE Performance in Operation, Expansion, and Strengthening of Transmission, Management of Complaints, and Tax Optimization.

In addition, a new cycle was carried out of the Eletrobras Process Improvement Program, which began in 2015. The objective of the PMBE is to contribute to the creation of a culture of constant improvement at Eletrobras, through training and guidance for employees participating in the application of process improvement techniques. In this program, employees can volunteer to submit an improvement project for the program. After completion of the selected projects, the employees are certified as Improvement Agents and can develop new improvements in their areas of action.

In 2016, 16 improvement projects were submitted, and 11 of those were selected for this cycle. During execution of the projects, managers and employees were accompanied by internal coaches from the Business Development Department, seeking to maximize the development of skills and the achievement of the goals established for the project.

At the end of the 2016 cycle, six projects continue underway, and five were completed, as shown below.

Executive Board	Project	Results
Transmission Department	Reduction in "lead time" and cost in issuance of the Large Transmission Reinforcement Report.	- 90% reduction in the cost and execution time of the process. - Information with greater value added for customers.
Legal and Corporate Management Department	Reduction in time for issuance of contract invoices.	- 72% reduction in purchasing requests with unused funds for new contracts.
Legal and Corporate Management Department	Reduction in time for Verification and Authorization of Payment of Service Invoices.	- 87% reduction in the execution time of the process.
Presidency	Reduction in time for preparation of Management Reports for Sponsorship Processes.	- 70% reduction in time spent preparing the reports.
Presidency	Reduction in the average time spent contracting projects.	- 25% reduction in the time spend contracting sponsorship projects.

A new cycle of the Eletrobras Process Improvement Program is planned for 2017. It is expected that the sharing of the value perceived by managers and employees involved in the 2016 cycle will increase the number of registered projects, mobilizing more people to achieve constant improvement in their processes.

Innovation management has the purpose of promoting an environmental that is favorable to creativity, experimentation, and implementation of new ideas in the company's areas of interest.

The following issues will be maintained for the 2017 cycle: 1 - Process Improvement, 2 - Increased Revenue, 3 - Reduction of MSO, and 4 - Other Ideas.

Information Technology Management

As part of the 2017-2021 PDNG, there are actions being taken to standardize corporate information systems, in order to implement a shared service center. Thus, the Eletrobras companies have sought to implement a new corporate management model which culminated in the establishing of the SAP ERP system (Enterprise Resources Planning) as the standard for all companies that comprise the Eletrobras System. As part of the ERP Standard Implementation Program (ProERP) at Eletrobras companies, implementations and adjustments in the SAP ERP system are being carried out in the various companies, seeking uniformity and cost savings.

   In 2016, the new Executive Board approved a new implementation strategy, adopting the concept of "single instance", in which SAP will be implemented at Eletrobras and the companies will be considered as company codes, which are the codes those companies will have in SAP. In this setup, there will be standardization of business processes and increased synergy between the companies, while management of SAP will be centralized at the holding company, thus reducing by 12 months the time spent on implementation, and reducing the related costs from 330 million to nearly 130 million. The distribution companies were excluded from this new system, because of the decision to private these companies by the end of 2017.

The main benefits of the ProERP Single Instance Program are:

•  Standardization and integration of corporate management information systems of the Eletrobras companies;

•  Standardization of the companies' common business processes;

•  Increased agility in the management of the companies' businesses;

•  Improved governance of the companies;

•  Direct access by the Holding Company to all information directly within SAP;

•  Reliability in the consolidation and comparison of the Eletrobras companies' results;

•  Optimization of IT support and maintenance costs;

•  Facilitation of the Shared Services Center;

•  Estimated reduction of costs with PMO in the order of 12% annually;

In addition to the ProERP Program, in 2016 Eletrobras installed local infrastructure for the Eletrobras Certifying Authority, which allows digital certificates to be issued, managed, and revoked for users, applications, and technology infrastructure for the entire Eletrobras Group. Eletrobras also completed connection of its VOIP telecommunications infrastructure to that of Eletrosul, thereby eliminating the costs of communication between these companies, in addition to already existing communications with Eletronuclear and the headquarters of Chesf. A project is underway to connect with Furnas and Eletronorte during the first half of 2017.

The support infrastructure was updated for the Long- and Medium-term Planning Model for Operation of Interconnected Hydrothermal Systems (Newave), seeking to meet the requirements of the ANEEL to approve versions 21 and 23 of the Newave and Decomp models.

In developing the System, Eletrobras created the Securities Market Complaint’s Office System. In keeping with the provisions from CVM Instruction No. 529/2012, the purpose of the system is to receive, record, analyze, forward, and answer questions, suggestions, complaints, criticisms, praise, and reports of customers on the activities relating to the securities market.

Other Projects

In addition to its international expansion project, Eletrobras routinely conducts viability studies for investments in energy generation, transmission, and distribution with the potential to boost revenue for the Company. When these studies confirm a project's viability and are approved by the decision-making bodies of the Company, we are able to invest in the project, notifying the market in due time.

Amounts spent by Eletrobras in the development of new products or services

The total amount recorded by Eletrobras for research and development, infrastructure, and environmental quality was R$ 266 million in the fiscal year ended December 31, 2016, compared to R$ 301 million and R$ 370 million in the fiscal years ended December 31, 2015 and 214, respectively.

10.9 – Comment on other factors that had a material influence on operational performance and which have not been identified for commented on in the other items from this section

Social Responsibility

Always aware of its mission to "act in energy markets in an integrated, profitable, and sustainable manner", Eletrobras supports projects of importance for the development of Brazilian society in various sectors.

In 2016, Eletrobras made progress in its Eletrobras Volunteer Program, in recognizing the importance of this program to strengthen the organizational culture and build closer ties with the community. Thirty-three actions were carried out benefiting more than 680 people, in addition to six campaigns that mobilized volunteers and employees in initiatives aimed at the broader community, such as blood donation drives, fundraising for victims of natural disasters, donations toward treatment for cancer patients, and others.

Pursuant to the Social Responsibility Policy of the Eletrobras Companies, projects working with the Kayapó communities of the Xingu region in southern Pará were continued. The main results of these experiences are: institutional strengthening of the entities that represent the Kayapó and execute the projects; supervision and protection of indigenous lands; promotion of sustainable economic activities with, for example, a 273% increase in the quantity of Brazil nuts collected by the Western Kayapó; cultural development of the ethnic group with, for example, the production of literacy materials in the Mebêngôkre language. These projects are intended to build better relations with the company's stakeholders.

In 2016, Eletrobras joined the 6th Pro-Gender and Racial Equality Program, formalizing a plan of action with the Special Secretariat for Women's Policy (SEPM, in Portuguese) with 10 actions to be executed between 2016 and 2018. These actions are intended to contribute to the elimination of discrimination and inequality at the workplace.

In 2016, Eletrobras held a seat on the Permanent Committee for Gender Issues of the Ministry of Mining and Energy (MME, in Portuguese), and participated in the 4th National Conference on Women's Policies, reaffirming its commitment to the promotion of gender and racial equality.

Pursuant to Decree No. 5,940/2006 and the National Policy on Solid Waste, Eletrobras uses selective collection at the company, sending the recyclable materials produced at the Rio de Janeiro offices to the associations and cooperatives selected by public process.  In 2016, more than 23 tons of materials were donated to the Recooperar de Itaboraí cooperative, selected during the 2nd public process that took place in 2014. The third selection process was published in November 2016, authorizing five institutions that will service Eletrobras during the coming two years.

Below are the social responsibility agreements formalized by Eletrobras Holding in 2016.

Agreement	Social Project	Location	Line of Action	Beneficiaries	Amount Transferred (R$ million)
*TC-DS-C-0095/2013	Project for support and assistance of the Western Kayapó	Indian lands in Baú and Menkgragnoti (PA)	Creating jobs, income, and territorial development	1,500	0
*TC-DS-C-0313/2015	Plan for Support of Autonomy of the Eastern Kayapó	Indian lands in Badjônkôre, Kayapó, and Las Casas, Southern Pará	Sustainable economic activities, territorial and environmental management institutional strengthening, cultural development	4,500	0
Total				6,000	0

* These projects are carried out through partnership agreements entered into by and between Eletrobras, Norte Energia, the institutions that represent the Kayapó people, and the FUNAI, where the financial resources are the responsibility of Norte Energia and Eletrobras is responsible for overseeing and monitoring the execution of the projects. .

Below is a list of the projects (cultural and un-promoted projects) sponsored by Eletrobras and contracted in 2016:

Sponsored Cultural Projects Contracted in 2016
Contract	Project Type	Project Name	Beneficiary	Contracted Amount (R$) *
0003/2016	Cultural Sponsored Party	Rio, Sketchbook	Edoardo Rivetti – ME	R$ 100,000.00
0009/2016	Cultural Sponsored Party	Presentation of Bois Garantido e Caprichoso in Parintins 2016	Maná Produções, Comunicação E Eventos Ltda	R$ 450,000.00
0010/2016	Cultural Sponsored Party	Ouro Preto: Churcher and Chapels	Livraria e Editora Ouro Preto Pollyanna Mendes de Assis – ME	R$ 100,000.00
0025/2016	Cultural Sponsored Party	Brazil and Lebanon United in Harmony	Brazil-Lebanon Cultural Association	R$ 110,000.00
Total sponsored cultural projects contracted in 2016				R$ 760,000.00

*This amount refers to projects contracted in 2016, and not necessarily to funds disbursed.

Projects not Sponsored Contracted in 2016
Contract	Project Type	Project Name	Beneficiary	Contracted Amount (R$) *
0001/2016	Not sponsored	RJ Station Circuit - Autumn 2016 Stage	Cooper Cooperative Occupational Society for Athletes and Sports Professionals	R$ 191,000.00
0002/2016	Not sponsored	Second National Meeting of Municipalities	Brazilian Association of Municipalities (ABM)	R$ 100,000.00
0004/2016	Not sponsored	13th Cultivando Água Boa Meeting - Celebrating the UN Water Prize	Celebra Administração de Eventos Ltda. EPP	R$ 200,000.00
0005/2016	Not sponsored	Unlocking Infrastructure Investments in Brazil and Latin America in 2016: The Engineering Viewpoint	ABCE (Brazilian Association of Engineering Consultants)	R$ 10,000.00
0006/2016	Not sponsored	1st national Symposium on Retail and Shopping	Brazilian Retailers Association	R$ 100,000.00
0008/2016	Not sponsored	28th National Forum	National Institute of Higher Education (INAE)	R$ 50,000.00
0011/2016	Not sponsored / Notice of Events	Brazil Solar Power, Conference and Business Fair	Canal Energia Internet Ltda	R$ 30,000.00
0012/2016	Not sponsored	6th International Seminar on Administrative Law and Public Administration	Brazilian Institute of Public Law (IDP)	R$ 60,000.00
0013/2016	Not sponsored / Notice of Events	6th Legal Symposium of Energy Sector Companies	Business Management Committee Foundation (FUNCOGE)	R$ 30,000.00
0015/2016	Not sponsored / Notice of Events	13th Brazilian Congress on Energy Efficiency and 2016 Efficiency Expo	Brazilian Association of Energy Conservation Companies (ABESCO)	R$ 50,000.00
0018/2016	Not sponsored / Notice of Events	Sustainability Seminar	Association of Capital Market Investment Analysts and Professionals (APIMEC RIO)	R$ 10,000.00
Total not sponsored cultural projects contracted in 2016				R$ 831,000.00

* The amount refers to projects contracted in 2016, but not necessarily already invoiced.

The table below shows the main expenses of Eletrobras Holding in the various categories of social projects and actions in the 2016 fiscal year:

External Social Indicators: Amounts Transferred in 2016		Holding (R$)
		2016	2015
1	Social Projects and Actions Category	-
1.1	Education	-	71,262.20
1.2	Health and Food Security	-
1.3	Infrastructure	-
1.4	Job and Income Creation	-
1.5	Guaranteeing Rights of Children and Adolescents	-
1.6	Environment	-
1.7	Culture	-
1.8	Sports and Leisure	-
1.9	Promoting Citizenship	-
1.10	Territorial Development and Traditional Communities (Decree 6.040/07)	-
Subtotal, Social Projects and Actions Category		0.00	71,262.20
2	Donations	-
2.1	Donations of Financial Resources:	-
2.1.1	Philanthropic Donation	-
2.1.2	Donation to the Fund for Childhood and Adolescence	-
2.1.3	Donation for Emergency Situations or Public Calamities	-
2.2	Donation of Goods and Services	-
2.3	Donations of goods unserviceable for the company	-
Subtotal Donations		0	0
3	Volunteering	12,837.77
3.1	Investment in Mobilization of Volunteers	-
3.2	Investment in Supporting Volunteering Activities	-
3.3	Time of Employees Invested in Volunteering	-
Subtotal Volunteering		12,837.77	0.00
4	Sports Sponsorships	R$ 191,000.00
4.1	Subsidized Sponsorships (Sport Promotion Law)	-
4.2	Sponsorships not Subsidized	-
Subtotal Sports Sponsorships		R$ 191,000.00	R$ 0.00
5	Cultural and Institutional Sponsorships
5.1	Cultural Sponsorships Not Subsidized	-
5.2	Cultural Sponsorships under the Rouanet Law	1,085,350.00	1,339,087.06
5.3	Institutional Sponsorships (Not Subsidized)	1,021,688.00	639,460.00
Subtotal Cultural and Institutional Sponsorships		2,107,038.00	1,978,547.06
Total investments		2,310,875.77	2,049,809.26

The table below shows the disbursements made in 2016 for Eletrobras Institutional Publicity, Institutional Communication, including Internal Communication, and actions from the "Projeto Energia +". Also shown is the total value of the actions for Legal Publicity executed by Eletrobras, resulting from legal obligations such as, for example, publication of the company's financial statements.

Product	Value (R$ million)
Eletrobras 2016 Institutional Publicity	1.097.729,98*
Official Publicity (Legal) 2016	5,582,804.38
(Institutional Communication, including Internal Communication)	-
Total	6,680,534.36

Includes expenses from Institutional Publicity relating to the "Energia +" Project in 2016.

Annex 02

allocation of net profit

1.     Report the net profit for the year

The net profit ascertained by the Company connected to the year ended on December 31, was R$3,425,899 thousand.

2.     Report the lump sum and the amount per share of the dividends, including advanced dividends and interest on own capital already stated

In the year of 2016, there was no statement of any dividend or advanced JCP. This way, the gross amount of JCP to be stated if the Administration Proposal is approved is as follows:

Distribution of JCP
Class	R$ Total (thousand)	R$/Share

PREF "A"	320	2.17825658673
PREF "B"	433,642	1.63369244005

3.     State the percentage of distributed net profit for the year

R$ (thousand)¹
Net Profit for the year	R$ 3,425,899
Total JCP to be Distributed	R$ 433,962
Percentage of the Distributed Net Profit for the year	12.67%
¹ Except for percentages.

4.     State the lump sum and the amount per share of dividends distributed based on the profit of the previous years

Not applicable.

5.     State, deducing the advanced dividends and interest on own capital already stated:

(a)  The gross amount of the dividend and interest on own capital is broken down per share of each sort and class

In the year of 2016, there was no statement of any dividend or advanced JCP. This way, the gross amount of JCP to be stated if the Administration Proposal is approved is as follows:

Distribution of Interest on Own Capital
Class	R$ Total (thousand)	R$/Share

PREF "A"	320	2.17825658673
PREF "B"	433,642	1.63369244005

(b)  The manner and term for payment of the dividends and interest on own capital

The payment of JCP, if approved, shall be performed upon deposit into the current account of the shareholders, as each of them advises Banco Bradesco S.A., responsible for booking the shares issued by the Company. The JCP connected to the shares under the custody of CBLC shall be paid to such entity, which shall transfer them through the Drawing Brokers. As proposed by the Company’s Administration, if approved, the JCP shall be paid on a date to be deliberated by the shareholders at General Ordinary and Extraordinary Meeting on April 28, 2017, which the Administration proposes, however, to take place until December 31, 2017.

(c)   Any adjustment and interest on the dividends and interest on own capital

The adjustment for inflation based on SELIC Rate shall be levied on JCP to be stated, pro rata temporis as of January 1, 2017 until the date of actual start of payment, the definition of which shall take place by deliberation of the Company’s shareholders at the General Ordinary and Extraordinary Meeting to be held on April 28, 2017.

(d)  Date of statement of payment of dividends and interest on own capital deemed for identification of the shareholders which shall be entitled to their receipt

The shareholders who are holders of preferred shares of Classes A and B shall be entitled to the JCP to be stated at the General Ordinary and Extraordinary Meeting on the date of holding the mentioned General Meeting, which will deliberate.

6.     If there has been statement of dividends or interest on own capital based on the profits ascertained in half-yearly balance sheets or those of smaller periodicities

(a)  Report the amount of the dividends or interest on own capital already stated

There was no statement of dividends or Interest on own Capital based on the profits ascertained in half-yearly balance sheets or smaller periods.

(b)  Report the date of the respective payments

Not applicable.

7.     Provide comparison table stating the following amounts per share of each sort and class:

(a)  Net profit for the year and of the three (3) previous years

	Financial year ending as of December 31
	2016	2015	2014
Net profit/Loss (R$ thousand)	3,425,899	(14,441,607)	(3,031,055)
Net profit/Loss per share (R$)	2.53276	(10.67665)	(2.24085)

(b)  Dividend and interest on own capital distributed in the three (3) previous years

	Financial year ending as of December 31
	2016	2015	2014
Distributed JCP (R$ thousand)	-	27.017¹	9,039,78²

¹ Amount distributed in 2015 connected to 2014.

² Amount distributed in 2014 compared to 2013.

8.     If there is allocation of profit to legal reserve

(a)  Identify the amount allocated to the legal reserve

The amount proposed for allocation to reserve referring to the year ended on December 31, 2016 is R$171,295 thousand, corresponding to 5% of the Company’s net profit.

(b)  Detail the form of calculating the legal reserve

2016
R$ thousand
Net Profit for the year	3,425,899
(-) Legal reserve (5%)	171,295
Net Profit for the year adjusted by the constitution of Legal Reserve	3,254,604

As provided for under the Corporations Act, 5% of the net profit for the year shall be applied before any other allocation, in the creation of legal reserve, which shall not surpass twenty percent (20%) of the capital stock. Over the year in which the balance of legal reserve added with the amount of capital reserves, as provided for in paragraph 1 of Article 182 of the Corporations Act, surpasses thirty percent (30%) of the capital stock, the allocation of part of the net profit for the year for legal reserve shall not be mandatory.

9.     If the company has preferred shares entitled to fixed or minimum dividends

(a)  Describe the method of calculation of fixed or minimum dividends

As established in the Bylaws of the Company, the shareholders are guaranteed the right to receive a mandatory dividend of 25% (twenty-five percent) of the fiscal year net earnings, adjusted as per the terms of the Corporations Act (“Minimum Dividend”).

The Minimum Dividend will be distributed among the Company's shareholders in adherence to the following conditions:

1.    Class "A" preferred shares will have priority in the distribution of dividends, calculated at a rate of 8% (eight percent) per year of the equity from that kind and class of shares, to be prorated among them equally.

2.    Class "B" preferred shares will have priority in the distribution of dividends, calculated at a rate of 6% (six percent) per year of the equity from that kind and class of shares, such dividends to be prorated among them equally.

3.    For preferred shares, participation will also be guaranteed, in equal conditions with the ordinary shares, in the distribution of dividends, after having been ensured the lesser of the minimum dividends established in Items 1 and 2 above, while observing the provisions from Item 4 below.

4.    Preferred shares will be guaranteed the right to receipt of dividend for each share at a rate at least ten percent higher than that attributed to each ordinary share.

(b)  State if profit for the year is enough for paying up fixed or minimum dividends

In fiscal year of 2016, the net profit determined was 3,425,899 thousand (three billion, four hundred twenty-five million, eight hundred and ninety-nine thousand Brazilian Reals). Thus, given the legal and statutory provision regarding the mandatory dividend, a 25% portion (twenty five percent of the adjusted net profit of fiscal year of 2016), corresponding to R$ 820,337 thousand (eight hundred twenty million, three hundred and thirty-seven Brazilian Reals), should be distributed to the Company’s shareholders, included the amount of R$ 433,962 subject to the prerogatives of the shareholders of preferred class “A” and “B” shares.

However, so that the Company may pay the dividend required it is necessary that the profit relating to it has been realized financially. As it turns out, the results for the financial year of 2016, were heavily influenced by recognition, in the Financial Statements of the Company, of relative financial revenue to be paid to concessionaires of the electricity sector, under the terms of the Ordinance of the Ministry of Mines and Energy no. 120, dated April 20, 2016 (“MME Ordinance 120”), relating to electric power transmission assets existing on May 31, 2000, designated as the Existing Basic Network Facilities – RBSE, connected to the transmission concessions which were renewed in accordance with Law 12,783/2013.

In this sense, the accounting effect arising out of the compensations connected to RBSE was recognized in the income ascertained by the Company subsidiaries for the fiscal year of 2016, reflected in the results of Eletrobras by equity. However, under the terms of Ordinance MME 120 the financial realization of this sum shall take place in subsequent years.

As provided for in Article 197 of the Corporations Act, in the fiscal year in which the amount of mandatory dividends surpasses the realized portion of the net profit for the year, the General Meeting may, as proposed by the administration bodies, allocate the surplus to a reserve of profits to be realized. In turn, item I of Paragraph 1 of the said articles provides that, for ascertaining the realized portion of the profit, the positive net income of equity should be taken into consideration, among others.

In this way, there was no realized profit in the year of 2016, and the positive result ascertained for the period based on the equity recognized over the year.

As authorized by Article 197 of the Corporations Act, which establishes that by proposal of the Company’s administration, in the fiscal year in which the amount to be distributed as mandatory dividends is greater than the realized portion of net profit in the year, the General Meeting may decide to create a profit reserve to be realized in an amount equal to the sum in excess of the realized portion of net profit for the year, and considering that in the fiscal year ending on December 31, 2016 there was effectively no financial realization of the net profit reported by the Company over the period, the total amount of Mandatory Dividends (25% of adjusted net profit) deducted the portion referring to the creation of dividends which are entitles to preferred shares of the Company should be allocated to the Profit Reserve to be Realized.

For this reason, as set out in the Corporations Act, the Company’s Administration proposes that a Profit Reserve to be Realized be created, in the sum of R$ 386,375 thousand, and the profits recorded in the Profit Reserve to be Realized, when realized and not used to absorb losses in subsequent fiscal years, will be added to the first dividend declared after its realization/obtainment.

Considering that article 203 of the Corporations Act determines that the creation of the profit reserve to be realized cannot prejudice the right of preferred shareholders to receive the minimum dividend for which they have priority, in accordance with the first and second paragraphs of article 8 of the Articles of Incorporation of Eletrobras, the Administration proposes that Interest on Shareholder’s Equity (“JCP”) be declared, in an amount equal to the portion of the mandatory dividend that would be owed to the holders of preferred shares issued by the Company, in the approximate value of R$ 433,962 million, which sum must be paid to the holders of preferred shares issued by the Company prior to December 31, 2017, as set out in paragraph three of Article 205 of Act 6,404/76.

(c)   Identify if any overdue part is cumulative

Not applicable, since the Articles of Incorporation of the Company does not provide for cumulative dividends.

(d)  State the lump sum of the fixed or minimum dividends to be paid to each class of preferred shares

ASCERTAINMENT OF TOTAL JCP
Class	R$ thousand

PREF "A"	320
PREF "B"	433,642

(e)  Identify the fixed or minimum dividends to be paid per preferred share of each class

ASCERTAINMENT OF UNIT JCP
Class	R$/Share

PREF "A"	2.17825658673
PREF "B"	1.63369244005

10.   Regarding the mandatory dividend

(a)  Describe the method of calculation established in the bylaws

As established in the Bylaws of the Company, the shareholders are guaranteed the right to receive a mandatory dividend of 25% (twenty-five percent) of the fiscal year net earnings, adjusted as per the terms of the Corporations Act (“Minimum Dividend”).

The Minimum Dividend will be distributed among the Company's shareholders in adherence to the following conditions:

1.    Class "A" preferred shares will have priority in the distribution of dividends, calculated at a rate of 8% (eight percent) per year of the equity from that kind and class of shares, to be prorated among them equally.

2.    Class "B" preferred shares will have priority in the distribution of dividends, calculated at a rate of 6% (six percent) per year of the equity from that kind and class of shares, such dividends to be prorated among them equally.

3.    For preferred shares, participation will also be guaranteed, in equal conditions with the ordinary shares, in the distribution of dividends, after having been ensured the lesser of the minimum dividends established in Items 1 and 2 above, while observing the provisions from Item 4 below.

4.    Preferred shares will be guaranteed the right to receipt of dividend for each share at a rate at least ten percent higher than that attributed to each ordinary share.

(b)  Report if this is being paid in full

In fiscal year of 2016, the net profit determined was 3,425,899 thousand (three billion, four hundred twenty-five million, eight hundred and ninety-nine thousand Brazilian Reals). Thus, given the legal and statutory provision regarding the mandatory dividend, a 25% portion (twenty five percent of the adjusted net profit of fiscal year of 2016), corresponding to R$ 820,337 thousand (eight hundred twenty million, three hundred and thirty-seven Brazilian Reals), should be distributed to the Company’s shareholders, including the amount of R$ 433,962 thousand subject to the prerogatives of the shareholders of preferred class “A” and “B” shares.

As authorized by article 197 of the Brazilian Corporation Law, which provides that upon a proposal by the management, in the year in which the amount to be distributed as mandatory dividends exceeds the realized portion of the net income for the year, the General Meeting may determine the constitution of the unrealized profits reserve in an amount equal to the amount that exceeds the realized portion of the net income for the year, and considering that in the fiscal year ended on December 31, 2016 there was no financial realization of the net income reported by the Company in Period, the total amount of the Mandatory Dividend (25% of Adjusted Net Profit), deducted the portion related to the constitution of the dividends to which the Company's preferred shares are entitled, should be allocated to the Unrealized Profit Reserve

For this reason, as set out in the Corporations Act, the Company’s Administration proposes that a Profit Reserve to be Realized be created, in the sum of R$ 386,375 thousand, corresponding to 100% of the adjusted net profit in the Profit Reserve to be Realized, and the profits recorded in the Profit Reserve to be Realized, when realized and not used to absorb losses in subsequent fiscal years, will be accrued to the first dividend declared after its realization/obtainment. Therefore, the Company proposes that no dividends be distributed to the holders of ordinary shares.

(c)   Report any amount withheld

Not applicable.

11.   If a mandatory dividend is withheld due to the company's financial standing

(a)  Report the amount withheld

Not applicable.

(b)  Describe in detail the financial situation of the company, addressing aspects relating to analysis of liquidity, working capital, and positive cash flows

Not applicable.

(c)   Justify the withholding of dividends

Not applicable.

12.   If there is allocation of earnings to contingency reserve

(a)  Identify the amount allocated to the reserve

Not applicable.

Identify the loss deemed likely and its cause

Not applicable.

(b)  Explain what the loss was considered likely

Not applicable.

(c)   Justify the establishing of the reserve

Not applicable.

13.   If there is allocation of earnings to an unrealized earnings reserve

(a)  Report the amount allocated to the unrealized earnings reserve

If approved, the destination proposed by the Company's Administration should be allocated to the Profit Reserve to be realized in the amount of R$ 386,375 thousand.

(b)  Report the nature of the unrealized earnings resulting in the reserve

In fiscal year of 2016, the net profit determined was 3,425,899 thousand (three billion, four hundred twenty-five million, eight hundred and ninety-nine thousand Brazilian Reals). Thus, given the legal and statutory provision regarding the mandatory dividend, a 25% portion (twenty five percent of the adjusted net profit of fiscal year of 2016), corresponding to R$ 820,337 thousand (eight hundred twenty million, three hundred and thirty-seven Brazilian Reals), should be distributed to the Company’s shareholders, including the amount of R$ 433,962 thousand subject to the prerogatives of the shareholders of preferred class “A” and “B” shares.

However, so that the Company may pay the dividend required it is necessary that the profit relating to it has been realized financially. As it turns out, the results for the financial year of 2016, were heavily influenced by recognition, in the Financial Statements of the Company, of financial revenue connected to indemnities to be paid to concessionaires of the electricity sector, under the terms of the Ordinance of the Ministry of Mines and Energy no. 120, dated April 20, 2016 (“MME Ordinance 120”), relating to electric power transmission assets existing on May 31, 2000, designated as the Existing Basic Network Facilities – RBSE.

In this sense, the accounting effect arising out of the compensations connected to RBSE was recognized in the income ascertained by the Company subsidiaries for the fiscal year of 2016, reflected in the results of Eletrobras by equity. However, under the terms of Ordinance MME 120 the financial realization of this sum shall take place in subsequent years.

Thus, in keeping with the foregoing, as authorized by Article 197 of the Corporations Act, which establishes that by proposal of the Company’s administration, in the fiscal year in which the amount to be distributed as mandatory dividends is greater than the realized portion of net profit in the year, the General Meeting may decide to create a profit reserve to be realized in an amount equal to the sum in excess of the realized portion of net profit for the year, and considering that in the fiscal year ending on December 31 of 2016 there was effectively no financial realization of the net profit reported by the Company over the period, the total amount of Mandatory Dividends (25% of adjusted net profit) deducted of the amount referring to the constitution of dividends which are entitles to preferred shares of the Company should be allocated to the Profit Reserve to be Realized.

14.   If there is allocation of earnings to statutory reserves

(a)  Describe the clauses from the Bylaws that establish the reserve

Article 46. The General Meeting shall allocate, in addition to the legal reserve, calculated on the net profits for the year:

I - one percent as a reserve for studies and projects, intended to cover the execution of studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two percent of paid-in capital; and

II - fifty percent, as a reserve for investment, intended for the investment in concessionaires of public electric utility companies, whose accumulated balance may not exceed seventy-five percent of the paid-in capital stock.

(b)  Identify the amount allocated to the reserve

Pursuant to Article 46, II, of the current Company's Bylaws, fifty percent (50%) of the net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve of Investments. Accordingly, Management proposes that the amount of R$ 1,712,950 be allocated to the Statutory Reserve of Investments.

As provided in Article 46, I, of the current Company's Bylaws, 1% (one percent) of the net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve for Studies and Projects. Accordingly, Management proposes that the amount of R$ 34,259 thousand be allocated to the Statutory Reserve of Investments.

(c)   Describe how the amount was calculated

Result Distibution

Net Income of the Period:	3,425,899
Constitution of Statutory reserve for investments (50% of Net Income)	(1,712,950)
Statutory reserve of studies and projects (1% of Net Income)	(34,259)

15.   If there is withholding of earnings established in capital budget

(a)  Identify the amount withheld

Pursuant to article 196 of the Brazilian Corporation Law, the Company may, by resolution of the General Meeting, approve a proposal from its Management to retain a portion of net income for the year, as set forth in a previously approved capital budget.

In this sense, the Company's management proposes to retain a portion of net income for the year equivalent to R$ 713,803 thousand, as well as the allocation of net income for the fiscal year ended December 31, 2016, as described below.

(b)  Provide a copy of the capital budget

CAPITAL BUDGET - PDG 2017

The Capital Budget of ELETROBRAS was approved by Decree 8,933 of December 28, 2016 and by Annual Budgetary Law No. 13,414 of January 10, 2017. The Company's capital budget includes the following items:

Capital Budget	R$
Direct Investment	29,976,851
Financial Investment	437,298,474
Debt Amortization	3,737,693,853
Other Capital Expenditure	2,415,719,560
Total	6,620,688,738

The sources to cover this budget come from the Company's own resources, in the amount of four billion, R$ 4,420,688,738 (four hundred and twenty million, six hundred eighty-eight thousand, seven hundred and thirty-eight reais) (including R$ 713,803 thousand, retained for the fiscal year ended December 31, 2016) and long-term financing resources, in the amount of R$ 2,200,000,000 (two billion and two hundred million reais).

16.   If there is allocation of earnings to a tax incentive reserve

(a)  Report the amount allocated to the reserve

Not applicable.

(b)  Explain the nature of the allocation

Not applicable.

Annex 03

Information Regarding Candidates for the Board of Directors Indicated by the Majority Shareholders

Name	Date of Birth	Administration Body:	Date of Election	Term of Office
Cpf	Occupation	Elected Office Held:	Date of Vesting	Elected by Controller?
Independent Member?	Number of Consecutive Offices:	Other Job Titles and Positions Performed in the Issuer:

If the canditate held the office of the Member of the Board of Directors or Fiscal Council, state the percentage of participation in meetings held by the Body over the last year, which happened after vesting in the office.

PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.
Vicente falconi campos	09/30/1940	Board of Directors	April 28, 2017	Until the GSM to be held in 2019.
000.232.216-15	Engineer	Active Member of the Board of Directors	-	Yes
No.	01	He joins the following Internal Commissions: Comission of People and Management, Comission of Governance and CITE.
91.67% attendance at Meetings of the Board of Directors, all absences justified.

Vicente Falconi Campos - 000.232.216-15

Mr. Vicente Falconi Campos completed a degree in engineering in 1963 at the Federal University of Minas Gerais (UFMG), and he holds an MS and a PHD in Engineering from the Colorado School of Mines (US), completed in 1968 and 1971. He is the founder and Board President of FALCONI - Consultores de Resultados, the largest management consultancy firm in Brazil. He is a consultant for the Brazilian Federal Government, as well as for various State and Municipal Governments, and for many of Brazil's largest companies, such as AMBEV, Grupo Gerdau, VALE, AMIL (United Health), PETROBRAS, B2W, and others. He is a Professor Emeritus at the UFMG. He was awarded the Rio Branco Medal for service to the nation. He was selected by the American Society for Quality Control as one of the "21 Voices of the 21st Century". He has worked with the JUSE (Union of Japanese Scientists and Engineers) as well as with Brazilian companies such as AMBEV and BRF Brasil Foods.

Mr. Falconi has not been subject, in the past five years, to any (i) criminal conviction, (ii) CVM administrative order, or (iii) final judgment in either the judicial or administrative sphere, suspending or prohibiting him from practicing any professional or business activities.

Eletrobras is not aware of the existence, over the last five (05) years, of civil, criminal or administrative charges which became unappeasable, including, those which prevent Mr. Vicente Falconi Campos from performing any professional or business activity.

Mr. Vicente Falconi Campos is not considered to be a Politically Exposed Person as per the terms of CVM Instruction 301/1999.

It is not an independent member as it does not fully fall under the following concept: I - has no ties to Eletrobras, except equity interest; II - is not the spouse or blood relative or similar, up to the third degree or by adoption, of the Head of the Executive Branch, the Minister of State, the Secretary of State or Municipality, or of an administrator of Eletrobras; III - has not maintained in the last 3 (three) years any ties of any kind with Eletrobras or its parent companies, which would compromise his/her independence; IV - is not and has not been in the last 3 (three) years an employee or director of Eletrobras, of the mixed economy company or subsidiary, associated company, or affiliate of Eletrobras, unless such ties were solely with public education or research institutions; V - is not a supplier or purchaser, directly or indirectly, or services or products of Eletrobras, in such a way that would compromise his/her independence; VI - is not an official or administrator of a company or entity that is supplying or demanding services or products to/from Eletrobras, in such a way that would imply a loss of independence; VII - has not received compensation from Eletrobras besides that which corresponds to his/her position as a board member, with the exception of funds resulting from his/her equity stake.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

Name	Date of Birth	Administration Body:	Date of Election	Term of Office
Cpf	Occupation	Elected Office Held:	Date of Vesting	Elected by Controller?
Independent Member?	Number of Consecutive Offices:	Other Job Titles and Positions Performed in the Issuer:

If the canditate held the office of the Member of the Board of Directors or Fiscal Council, state the percentage of participation in meetings held by the Body over the last year, which happened after vesting in the office.

PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.
WILSON FERREIRA JÚNIOR	05/03/1959	Board of Directors	April 28, 2017	Until the GSM to be held in 2019.
012.217.298-10	Electrical Engineer	Active Member of the Board of Directors and Chief Executive Officer	-	Yes
No.	01

Chairman of the Company, Elected on July 25, 2016 (same date as inauguration), with a term of 03 years; He still the following Commissions: Governance, People and Management, Strategy and Sustentability and CITE.

100% attendance at Meetings of the Board of Directors

Mr. Wilson Pinto Ferreira Junior completed a degree in Electrical Engineering at the Mackenzie University School of Engineering in 1981, and completed a degree in Business Administration from the School of Economic, Accounting, and Administrative Sciences of Mackenzie University in 1983. He studied a Master's in Energy from the University of São Paulo (USP), and has completed various specialization courses in areas such as Occupational Safety Engineering (Mackenzie University, 1982), Marketing (Getúlio Vargas Foundation, 1988) and Electricity Distribution Management (Swedish Power Co. 1992). At Companhia Energética de São Paulo (CESP) he served in various positions, including as Director of Distribution (1995 to 1998). He was President of the RGE from 1998 to 2000, Chairman of the Board of Directors of Bandeirante Energia S.A. from 2000 to 2001, and President of the Brazilian Association of Electricity Distributors (ABRADEE) from 2009 to 2010. He is a member of the Board of Directors of the ONS and Vice President of the Brazilian Association of Infrastructure and Basic Industry (ABDIB). In March 2000, he became President of CPFL Paulista, later becoming President of CPFL Piratininga, CPFL Geração, CPFL Brasil, RGE, CPFL Santa Cruz, CPFL Jaguariúna, CPFL Bioenergua, and other subsidiaries of CPFL Energia. From 2002 to April 2011, he served on the Board of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração, and RGE. He has served as President of CPFL Energia since 2002.

Eletrobras is not aware of the existence, over the last five (05) years, of civil, criminal or administrative charges which became unappeasable, including, those which prevent Mr. Wilson Ferreira Júnior from performing any professional or business activity. Mr. Wilson Ferreira Júnior is considered to be a Politically Exposed Person as per the terms of CVM Instruction 301.

He is not an independent member as it does not fully fall under the following concept: I - has no ties to Eletrobras, except equity interest; II - is not the spouse or blood relative or similar, up to the third degree or by adoption, of the Head of the Executive Branch, the Minister of State, the Secretary of State or Municipality, or of an administrator of Eletrobras; III - has not maintained in the last 3 (three) years any ties of any kind with Eletrobras or its parent companies, which would compromise his/her independence; IV - is not and has not been in the last 3 (three) years an employee or director of Eletrobras, of the mixed economy company or subsidiary, associated company, or affiliate of Eletrobras, unless such ties were solely with public education or research institutions; V - is not a supplier or purchaser, directly or indirectly, or services or products of Eletrobras, in such a way that would compromise his/her independence; VI - is not an official or administrator of a company or entity that is supplying or demanding services or products to/from Eletrobras, in such a way that would imply a loss of independence; VII - has not received compensation from Eletrobras besides that which corresponds to his/her position as a board member, with the exception of funds resulting from his/her equity stake.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

Name	Date of Birth	Administration Body:	Date of Election	Term of Office
Cpf	Occupation	Elected Office Held:	Date of Vesting	Elected by Controller?
Independent Member?	Number of Consecutive Offices:	Other Job Titles and Positions Performed in the Issuer:

If the canditate held the office of the Member of the Board of Directors or Fiscal Council, state the percentage of participation in meetings held by the Body over the last year, which happened after vesting in the office.

PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.
ELENA LANDAU	05/30/1958	Board of Directors	April 28, 2017	Until the GSM to be held in 2019.
606.800.327-20	Economist and Lawyer	Active Member of the Board of Directors	-	Yes
No	01	member of the Governance Comission
83.33% attendance at Meetings of the Board of Directors, all absences justified.

Elena Landau – 606.800.327-20

Mrs. Elena Landau is an economist graduated from the Pontifícia Universidade Católica of Rio de Janeiro (PUC-RIO) in 1976, and she completed a Master's in Economics at the Pontifícia Universidade Católica of Rio de Janeiro (PUC-RIO) in 1982. In addition, she is also an attorney, having completed her law degree at the Pontifícia Universidade Católica of Rio de Janeiro (PUC-RIO) in 2006, and she completed additional coursework in Company Law and Capital Markets at the Getúlio Vargas Foundation (FGV/RJ) in 2003, as well as a "Short Course on Regulation" at the London School of Economics in 2008. Since 2007 she has been a partner in the Sérgio Bernudes Law Firm. Between 2010 and 2011 she served as Vice President of the Electricity Commission of the OAB/RJ, and from 2007 to 2011 she was the Coordinator of the Regulatory Legal Committee of the ABCE (Brazilian Association of Electricity Companies). She has served as Legal Director of the ABCE since 2010. In addition, she has held various leadership positions in both public and private initiatives, serving as Managing Director of the Bear Sterns Investment Bank in Brazil, Director of the DNDES, where she was responsible for the National Privatization Program, Special Advisor to the Office of the President of the BNDES, Deputy Director of the Economics Department of the National Industry Confederation, and others.

She is currently a member of the COMGÁS Consulting Board.

Eletrobras is not aware of the existence, over the last five (5) years, of civil, criminal or administrative charges which became unappeasable, including, those which prevent Mrs. Elena Landau from performing any professional or business activity.

Mrs. Elena Landau is not considered to be a Politically Exposed person, pursuant to the definition contained in CVM Instruction 301.

He is not an independent member as it does not fully fall under the following concept: I - has no ties to Eletrobras, except equity interest; II - is not the spouse or blood relative or similar, up to the third degree or by adoption, of the Head of the Executive Branch, the Minister of State, the Secretary of State or Municipality, or of an administrator of Eletrobras; III - has not maintained in the last 3 (three) years any ties of any kind with Eletrobras or its parent companies, which would compromise his/her independence; IV - is not and has not been in the last 3 (three) years an employee or director of Eletrobras, of the mixed economy company or subsidiary, associated company, or affiliate of Eletrobras, unless such ties were solely with public education or research institutions; V - is not a supplier or purchaser, directly or indirectly, or services or products of Eletrobras, in such a way that would compromise his/her independence; VI - is not an official or administrator of a company or entity that is supplying or demanding services or products to/from Eletrobras, in such a way that would imply a loss of independence; VII - has not received compensation from Eletrobras besides that which corresponds to his/her position as a board member, with the exception of funds resulting from his/her equity stake.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

Name	Date of Birth	Administration Body:	Date of Election	Term of Office
Cpf	Occupation	Elected Office Held:	Date of Vesting	Elected by Controller?
Independent Member?	Number of Consecutive Offices:	Other Job Titles and Positions Performed in the Issuer:

If the canditate held the office of the Member of the Board of Directors or Fiscal Council, state the percentage of participation in meetings held by the Body over the last year, which happened after vesting in the office.

PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.
ariosto antunes culau	01/12/1970	Board of Directors	April 28, 2017	Until the GSM to be held in 2019.
579.835.000-25	Economist	Active Member of the Board of Directors	-	Yes
No.	00	Does not perform other Positions at Eletrobras.
Not applicable.

Ariosto Antunes Culau – 579.835.000-25

Mr. Ariosto Antunes Culau is undergraduated in Economics from Universidade Vale do Rio dos Sinos, in São Leopoldo Rio Grande do Sul. His background is connected to the Ministry of Finance and previously with the Ministry of Planning. Currently he works as Under Secretary for Economic Affairs of the Ministry of Finance. He was the General Coordinator of the Office of the Ministry of Finance. He was the Executive Deputy Secretary of the Ministry of Finance. He was the Secretary of Federal Budget of the Ministry of Planning.

Eletrobras is not aware of the participation of Mr. Ariosto Antunes Culau in other publicly-held corporations and/or third sector entities.

Eletrobras is not aware of the participation of Mr. Ariosto Antunes Culau has undergone, over the last five years, any charge under a (i) criminal proceeding, (ii) in an administrative proceeding of CVM, or (iii) which became unappeasable, in the court or administrative level, which suspended or rendered him unable to carry out any professional or business activity.

He is not a Politically Exposed Person, according to definition established under CVM 301 Instruction.

He is not an independent member as it does not fully fall under the following concept: I - has no ties to Eletrobras, except equity interest; II - is not the spouse or blood relative or similar, up to the third degree or by adoption, of the Head of the Executive Branch, the Minister of State, the Secretary of State or Municipality, or of an administrator of Eletrobras; III - has not maintained in the last 3 (three) years any ties of any kind with Eletrobras or its parent companies, which would compromise his/her independence; IV - is not and has not been in the last 3 (three) years an employee or director of Eletrobras, of the mixed economy company or subsidiary, associated company, or affiliate of Eletrobras, unless such ties were solely with public education or research institutions; V - is not a supplier or purchaser, directly or indirectly, or services or products of Eletrobras, in such a way that would compromise his/her independence; VI - is not an official or administrator of a company or entity that is supplying or demanding services or products to/from Eletrobras, in such a way that would imply a loss of independence; VII - has not received compensation from Eletrobras besides that which corresponds to his/her position as a board member, with the exception of funds resulting from his/her equity stake.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

Name	Date of Birth	Administration Body:	Date of Election	Term of Office
Cpf	Occupation	Elected Office Held:	Date of Vesting	Elected by Controller?
Independent Member?	Number of Consecutive Offices:	Other Job Titles and Positions Performed in the Issuer:

If the canditate held the office of the Member of the Board of Directors or Fiscal Council, state the percentage of participation in meetings held by the Body over the last year, which happened after vesting in the office.

PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.
ESTEVES PEDRO COLNAGO JUNIOR	09/20/1973	Board of Directors	April 28, 2017	Until the GSM to be held in 2019.
611.417.121-72	Economist	Active Member of the Board of Directors	-	Yes
No	01	Joins the following Internal Comissions: Governance, Strategy and Sustainability.
81.82% attendance at Meetings of the Board of Directors, all absences justified.

Esteves Pedro Colnago Júnior – 611.417.121-72

Mr. Esteves Pedro Colnago Júnior is an economist, graduated from the University of Brasília in 1996 and holds a Master's degree in Economic Sciences from the University of Brasília in 2004. In addition, he has a graduate degree in Public Accounting from the University of Brasilia in 2000. Since 1998, he is an analyst at the Central Bank of Brazil. In addition, he was General Coordinator of the Secretariat of Economic Policy of the Ministry of Finance between 2005 and 2011 and Director of Programs of the Executive Secretariat of the Ministry of Finance between 2011 and 2015. In 2015, he held the positions of Program Officer and Deputy Executive Secretary in the Executive Secretariat of the Ministry of Planning, Budget and Management, remaining in such position to date.

Mr. Esteves Colnago Júnior is a member of the Board of Directors of the Brazilian Reinsurance Institute (IRB), former Chairman of the National Financial System Resources Board (CRSFN) and lecturer at Instituto de Ensino Superior de Brasília (IESB).

Eletrobras is not aware of the participation of Mr. Esteves Colnago Júnior in other Publicly-held corporations, nor in that of third sector.

Eletrobras is not aware of the existence, over the last five (05) years, of civil, criminal or administrative charges which became unappeasable, including, those which prevent Mr. Esteves Colnago Júnior from performing any professional or business activity.

Mr. Esteves Colnago Júnior is a Politically Exposed Person, according to definition established under CVM 301 Instruction.

He is not an independent member as it does not fully fall under the following concept: I - has no ties to Eletrobras, except equity interest; II - is not the spouse or blood relative or similar, up to the third degree or by adoption, of the Head of the Executive Branch, the Minister of State, the Secretary of State or Municipality, or of an administrator of Eletrobras; III - has not maintained in the last 3 (three) years any ties of any kind with Eletrobras or its parent companies, which would compromise his/her independence; IV - is not and has not been in the last 3 (three) years an employee or director of Eletrobras, of the mixed economy company or subsidiary, associated company, or affiliate of Eletrobras, unless such ties were solely with public education or research institutions; V - is not a supplier or purchaser, directly or indirectly, or services or products of Eletrobras, in such a way that would compromise his/her independence; VI - is not an official or administrator of a company or entity that is supplying or demanding services or products to/from Eletrobras, in such a way that would imply a loss of independence; VII - has not received compensation from Eletrobras besides that which corresponds to his/her position as a board member, with the exception of funds resulting from his/her equity stake.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

Name	Date of Birth	Administration Body:	Date of Election	Term of Office
Cpf	Occupation	Elected Office Held:	Date of Vesting	Elected by Controller?
Independent Member?	Number of Consecutive Offices:	Other Job Titles and Positions Performed in the Issuer:

If the canditate held the office of the Member of the Board of Directors or Fiscal Council, state the percentage of participation in meetings held by the Body over the last year, which happened after vesting in the office.

PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.
EDVALDO LUIS RISSO	01/04/1959	Board of Directors	April 28, 2017	Until the GSM to be held in 2019.
005.199.978-16	Electrical Engineer	Active Member of the Board of Directors	-	Yes
No.	00	Does not perform other Positions at Eletrobras.
Not applicable.

Mr. Edvaldo Luis Risso holds an undergraduate degree in electrical engineer from the Engineering School of Fundação Educacional de Barretos in 1981, a graduate degree in regulatory environment of the electric power and natural gas sectors by FIPE, in partnership with USP, UNIFEI and UNICAMP and specializes in energy conservation By the Japan International Cooperation Agency - JICA. Between 1982 and 1989, he worked as Manager of the Operation Division and Superintendent of Production. In 1989, he joined Eletrobras Eletronorte as an operations engineer, acting as Chief of the Regional Operations Center and later as Manager of the Technical Coordination Division. From 1999 to 2002, he worked as the Assistant to the Presidency and Manager of the Business Planning Consulting of CGTEE (Electric Power Generation Company). Since 2002, as made available by Eletrobras Eletronorte, he has been providing services to the Ministry of Mines and Energy, where he took up the position of Chief of Staff of the Executive Secretariat and the Secretariat of Electric Energy and as General Coordinator for Electric System Monitoring. In the Office of the Minister, he was Chief of the Policy Monitoring and Performance Department. Since 2015, he has served as Deputy Executive Secretary in the Ministry

Mr. Edvaldo Luis Risso is a member of the Board of Directors of Amazonas Energia S.A. and Eletrobras Distribuição Rondônia SA, as well as in the Fiscal Council of Eletrobras Distribuição Roraima S.A. and Eletrobras Furnas S.A., and also works in the National Energy Policy Council, as well as with regulatory projects of the electric sector.

Eletrobras is not aware of the existence, over the last five (05) years, of civil, criminal or administrative charges which became unappeasable, including, those which prevent Mr. Edvaldo Luis Risso from performing any professional or business activity.

Mr. Edvaldo Luís Risso is considered to be a Politically Exposed Person as per the terms of CVM Instruction 301.

He is not an independent member as it does not fully fall under the following concept: I - has no ties to Eletrobras, except equity interest; II - is not the spouse or blood relative or similar, up to the third degree or by adoption, of the Head of the Executive Branch, the Minister of State, the Secretary of State or Municipality, or of an administrator of Eletrobras; III - has not maintained in the last 3 (three) years any ties of any kind with Eletrobras or its parent companies, which would compromise his/her independence; IV - is not and has not been in the last 3 (three) years an employee or director of Eletrobras, of the mixed economy company or subsidiary, associated company, or affiliate of Eletrobras, unless such ties were solely with public education or research institutions; V - is not a supplier or purchaser, directly or indirectly, or services or products of Eletrobras, in such a way that would compromise his/her independence; VI - is not an official or administrator of a company or entity that is supplying or demanding services or products to/from Eletrobras, in such a way that would imply a loss of independence; VII - has not received compensation from Eletrobras besides that which corresponds to his/her position as a board member, with the exception of funds resulting from his/her equity stake.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

Name	Date of Birth	Administration Body:	Date of Election	Term of Office
Cpf	Occupation	Elected Office Held:	Date of Vesting	Elected by Controller?
Independent Member?	Number of Consecutive Offices:	Other Job Titles and Positions Performed in the Issuer:

If the canditate held the office of the Member of the Board of Directors or Fiscal Council, state the percentage of participation in meetings held by the Body over the last year, which happened after vesting in the office.

PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.
José Guimarães Monforte	07/06/1947	Board of Directors	April 28, 2017	Until the GSM to be held in 2019.
447.507.658-72	Economist	Active Member of the Board of Directors	-	Yes
No.	00
Not applicable.

Mr. José Guimarães Monforte is an economist graduated at Universidade Católica de Santos. He is a partner of Emax Consultoria, member of Escola Britânica de Artes Criativas, member of the Board of Directors of OTP S.A. President of the Fiscal Council of Premix, President of the Fiscal Council of Instituto Elos. Member of the Corporate Governance Committee of BM & FBovespa, member of the Deliberative Board of IDIS - Institute for the Development of Social Investment, member of the Editorial Board of Harvard Business Review Brazil.

From 1998 to 2011, he was in the Board and in the Risk Committee Coordination of Natura Cosméticos. Until 2011, he joined the Board of Vivo. He was also a Member of the Boards of Petrobras, BR Distribuidora, Rossi Residencial, Promon, Droga Raia, SABESP, Claro, Banco Nossa Caixa, Banco Tribanco, Canbrás, Pini Editora, Caramuru Alimentos, Klicknet, JHSF and Agrenco Ltd. He was a Member of the IBRI Ethics Committee and the ABERJE Fiscal Council, as well as of the OECD Advisory Panel on the Efficiency of Board of Directors, and the Fiscal Council-Americas Cabinet of the Graduate School of Business of Chicago.

He was involved in the development of the Brazilian Institute of Corporate Governance, being its Director in 2002, Vice President of the Board in 2003 and President of the Board from 2004 to 2008. Coordinated the Bovespa's Capital Opening Committee, was Vice-President of ANBID and of the Board of the Settlement Fund of the Stock Exchange. He served as an executive at several banks and companies such as BANESPA, Merrill Lynch Bank, Citibank NA Bank, VBC Energia S/A and Janos Comércio, Administração e Participações LTDA, occupying positions in Brazil and abroad. He was the founding partner of Pragma Gestão Patrimonial.

Eletrobras is not aware of the participation of Mr. José Guimarães Monforte in third sector entities.

Eletrobras is not aware of the participation of Mr. José Guimarães Monforte has undergone, over the last five years, any charge under a (i) criminal proceeding, (ii) in an administrative proceeding of CVM, or (iii) which became unappeasable, in the court or administrative level, which suspended or rendered him unable to carry out any professional or business activity.

He is not a Politically Exposed Person, according to definition established under CVM 301 Instruction.

He is an independent member as he falls under the following concept: I - has no ties to Eletrobras, except equity interest; II - is not the spouse or blood relative or similar, up to the third degree or by adoption, of the Head of the Executive Branch, the Minister of State, the Secretary of State or Municipality, or of an administrator of Eletrobras; III - has not maintained in the last 3 (three) years any ties of any kind with Eletrobras or its parent companies, which would compromise his/her independence; IV - is not and has not been in the last 3 (three) years an employee or director of Eletrobras, of the mixed economy company or subsidiary, affiliate or subsidiary of Eletrobras, except if the link is exclusively with public education or research institutions; V - not be a supplier or buyer, direct or indirect, of services or products of Eletrobras, in order to imply loss of independence; VI - not be an employee or administrator of a company or entity that is offering or requesting services or products to Eletrobras, in order to imply loss of independence; VII - not receive any other remuneration from Eletrobras mixed other than that related to the position of director, except for cash proceeds from participation in the capital.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

Annex 04

Information Regarding the candidates to the Fiscal Council appointed by majority shareholders

Name	Date of Birth	Administration Body:	Date of Election	Term of Office
Cpf	Occupation	Elected Office Held:	Date of Vesting	Elected by Controller?
Independent Member?	Number of Consecutive Offices:	Other Job Titles and Positions Performed in the Issuer:

If the canditate held the office of the Member of the Board of Directors or Fiscal Council, state the percentage of participation in meetings held by the Body over the last year, which happened after vesting in the office.

PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.
Agnes Maria De Aragão Da Costa	02/01/1979	Fiscal Council	April 28, 2017	Until the GSM to be held in 2019.
080.909.187-94	Economist	Active Member of the Fiscal Council	-	Yes
No	02	Does not perform other Positions at Eletrobras.
92.86% attendance at Meetings of the Fiscal Council, all absences justified.

Agnes Maria de Aragão da Costa - 080.909.187-94

Ms. Agnes Maria de Aragão da Costa is Director and Senior Economist at the Ministry of Mines and Energy, specializing in Energy and Mining Economics. She assists in formulating policy recommendations and monitoring the results of those policies, assisting and advising the Minister of Mines and Energy for the past 10 years. She completed her BA in Economics at the Federal University of Rio de Janeiro (UFRJ) and a Master's in Energy from the University of São Paulo (USP). Her professional experience also includes work at a Brazilian bank in the Project Finance area in the energy sector. She is presently completing her doctorate at the Technical University of Berlin.

Ms. Agnes Maria de Aragão da Costa is an alternate member of the Fiscal Council of Petrobras.

Eletrobras is not aware of the existence, over the last five (5) years, of civil, criminal or administrative charges which became unappeasable, including, those which prevent Mr. Agnes Maria de Aragão da Costa from performing any professional or business activities.

Mrs. Ms. Agnes Maria de Aragão da Costa is considered a Politically Exposed Person as per the terms of CVM Instruction 301, as she serves as Advisor to the Minister of Mines and Energy.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

Name	Date of Birth	Administration Body:	Date of Election	Term of Office
Cpf	Occupation	Elected Office Held:	Date of Vesting	Elected by Controller?
Independent Member?	Number of Consecutive Offices:	Other Job Titles and Positions Performed in the Issuer:

If the canditate held the office of the Member of the Board of Directors or Fiscal Council, state the percentage of participation in meetings held by the Body over the last year, which happened after vesting in the office.

PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.
ANDRÉ KRAUSS QUEIROZ	05/04/1983	Fiscal Council	April 28, 2017	Until the GSM to be held in 2019.
312.274.868-12	Electrical Engineer	Deputy Member of the Fiscal Council	-	Yes
No.	00	Does not perform other Positions at Eletrobras.
Not applicable.

André Krauss Queiroz – 312.274.868-12

André Krauss is undergraduted in Electrical Engineering and holds a Master’s Degree in energy systems, both from Universidade Federal de Santa Catarina - UFSC. He is a federal public servant who works in the Ministry of Mines and Energy since 2008, working in the Office of Energy Planning and Development and in the Special Advisory for Economic Affairs - Ministry’s Office.

Eletrobras is not aware of the participation of Mr. André Krauss Queiroz in other Publicly-held corporations, not even that of third sector.

Eletrobras is not aware of the existence, over the last five (05) years, of civil, criminal or administrative charges which became unappeasable, including, those which prevent Mr. André Krauss Queiroz from performing any professional or business activity.

Mr. André Krauss Queiroz is not a Politically Exposed Person, according to definition established under CVM 301 Instruction.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

Name	Date of Birth	Administration Body:	Date of Election	Term of Office
Cpf	Occupation	Elected Office Held:	Date of Vesting	Elected by Controller?
Independent Member?	Number of Consecutive Offices:	Other Job Titles and Positions Performed in the Issuer:

If the canditate held the office of the Member of the Board of Directors or Fiscal Council, state the percentage of participation in meetings held by the Body over the last year, which happened after vesting in the office.

PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.
JOSÉ WANDERLEY uCHÔA bARRETO	06/06/1960	Fiscal Council	April 28, 2017	Until the GSM to be held in 2019.
89.924.443-20	Economist	Active Member of the Fiscal Council	-	Yes
No.	00	Does not perform other Positions at Eletrobras.
Not applicable.

José Wanderley Uchoa Barreto – CFP 089.924.433-20

Mr. José Wanderley Uchoa Barreto is economist, graduated in 1994. Joined Banco do Nordeste in March 1979, working in the areas of technology for 14 years, and Systems and Operational audit with works carried out in the segments of Information Security, Banking Automation, Payroll, FNE Operations and operating processes of Branches. He held the position of Branch Manager from 2003 to 2008, coordinated the project for structuring and implementing the internal controls division for processes and systems of Banco do Nordeste. In 2009, he engaged works targeted at resumption of business (applications and funding) with Government, at the federal, state and city levels, as well as at the Executive, Legislative and Judicial branches. At Banco do Nordeste, he replaced the Superintendent of Control and Risk and Business and Government Areas. From 2011 to 2016, he served as Officer of the Department of Prospecting, Norms and Analysis of the Funds of the Regional Funds and Tax Incentives Secretariat of the Ministry of Integration. From January 2014 to February 2015, he held the position of National Secretary of Regional Funds and Fiscal Incentives of the Ministry of National Integration.

He was a member of the Fiscal Council of Camed (Caixa de Assistência Médica dos Trabalhadores do Banco do Nordeste do Brasil) from 01/06/2003 to 31/05/2005 and member of the Board of Directors of Suframa (Superintendence of the Manaus Free Trade Zone) 05/05/2014 to 23/09/2015.

Mr. José Wanderley Uchôa Barreto is considered a Politically Exposed Person, according to definition established under CVM 301 Instruction.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

 There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

Name	Date of Birth	Administration Body:	Date of Election	Term of Office
Cpf	Occupation	Elected Office Held:	Date of Vesting	Elected by Controller?
Independent Member?	Number of Consecutive Offices:	Other Job Titles and Positions Performed in the Issuer:

If the canditate held the office of the Member of the Board of Directors or Fiscal Council, state the percentage of participation in meetings held by the Body over the last year, which happened after vesting in the office.

PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.
dario spegiorin silveira	08/07/1976	Fiscal Council	April 28, 2017	Until the GSM to be held in 2019.
807.768.171-91	Federal Lawyer	Deputy Member of the Fiscal Council	-	Yes
No.	00	Does not perform other Positions at Eletrobras.
Not applicable.

Dário Spegiorin Silveira – 807.768.171-91

Mr. Dário Spegiorin Silveira is a lawyer graduated in Law, in the year 2001 at the Unified Associação de Ensino Unificado do Distrito Federal. Specializations: Public Law, in 2008, by IDP - Instituto Brasiliense de Direito Público; State and Regulation law, in the year 2016, by FGV - Fundação Getúlio Vargas. Federal Lawyer since September 2005. Placement and exercise in the Ministry of Mines and Energy in January 2010, with activities in the administrative area, energy, oil and mining. Currently performing the role of Technical Advisor of the Legal Consulting Department, code FCPE 102.3, with legal advisory duties in the middle and end areas of the Ministry of Mines and Energy.

Eletrobras is not aware of the participation of Mr. Dario Spegiorin Silveira in other Publicly-held corporations, nor in that of third sector.

Eletrobras is not aware of the existence, over the last five (05) years, of civil, criminal or administrative charges which became unappeasable, including, those which prevent Mr. Dario Spegiorin Silveira from performing any professional or business activity.

Mr. Dario Spegiorin Silveira is not a Politically Exposed Person, according to definition established under CVM 301 Instruction.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

Name	Date of Birth	Administration Body:	Date of Election	Term of Office
Cpf	Occupation	Elected Office Held:	Date of Vesting	Elected by Controller?
Independent Member?	Number of Consecutive Offices:	Other Job Titles and Positions Performed in the Issuer:

If the canditate held the office of the Member of the Board of Directors or Fiscal Council, state the percentage of participation in meetings held by the Body over the last year, which happened after vesting in the office.

PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.
Luis Felipe Vital Nunes Pereira	07/16/1981	Fiscal Council	April 28, 2017	Until the GSM to be held in 2019.
302.708.818-16	Electrical Engineer	Active Member of the Fiscal Council	-	Yes
No.	01	Does not perform other Positions at Eletrobras.
100% attendance at 08 Meetings of the Fiscal Council.

Luis Felipe Vital Nunes Pereira – 302.708.818-16

Mr. Luis Felipe Vital Nunes Pereira is PhD in Economics for the Pontifical Catholic University of Brasília with part coursed abroad at Duke University. Master’s Degree in Business Economics from the Pontifical Catholic University of Brasília (2009). Electrical Engineer from Escola Politécnica da Universidade de São Paulo (POLI/USP - 2004). Participated in training in economics and finance at the London Financial Studies (New York - USA), International Monetary Fund (Washington - USA) and University of Chicago (Chicago - USA), professor of Risk Management and Derivative Markets at the Brazilian Institute of Capital Market (IBMEC-DF) and Professor of Risk Management at Fundação Getulio Vargas (FGV-DF). Mr. Luis Felipe Vital Nunes Pereira has held the position of finance and control analyst at the National Treasury Secretariat, securities and exchange operator at the National Treasury external debt board, public investment manager at the National Treasury, head of the National Treasury's parliamentary advisory, and since 2007 he is project manager of economic-fiscal studies of the National Treasury. Furthermore, he is the current Financial Specialist of the Fiscal Council of Eletrobras

Moreover, he conducts and coordinates research on subjects connected to Computational Economics, Dynamic Programming, Recursive Utility Models, Public Expenditure Quality and Fiscal Federalism, in addition he is Audit Director of Amazônia Azul Tecnologias de Defesa S.A.

Eletrobras is not aware of the participation of Mr. Luis Felipe Vital Nunes Pereira in other Publicly-held corporations, nor in that of third sector.

Eletrobras is not aware of the existence, over the last five (05) years, of civil, criminal or administrative charges which became unappeasable, including, those which prevent Mr. Luis Felipe Vital Nunes Pereira from performing any professional or business activity.

Mr. Luis Felipe Vital Nunes Pereira is not a Politically Exposed Person, according to definition established under CVM 301 Instruction.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

Name	Date of Birth	Administration Body:	Date of Election	Term of Office
Cpf	Occupation	Elected Office Held:	Date of Vesting	Elected by Controller?
Independent Member?	Number of Consecutive Offices:	Other Job Titles and Positions Performed in the Issuer:

If the canditate held the office of the Member of the Board of Directors or Fiscal Council, state the percentage of participation in meetings held by the Body over the last year, which happened after vesting in the office.

PROFESSIONAL BACKGROUND/STATEMENTS ON CHARGES/INDEPENDENCY CRITERIA.
Márcio Leão Coelho	07/17/1968	Fiscal Council	April 28, 2017	Until the GSM to be held in 2019.
398.773.881-20	Lawyer and Statistics Specialist	Deputy Member of the Fiscal Council	-	Yes
No.	00
Not applicable.

Márcio Leão Coelho - 398.773.881-20

Mr. Márcio Leão Coelho is a lawyer graduated at Centro Universitário de Brasília in 2012 and specialized in statistics by UNB in 1993. A public servant, he is currently a representative of MF at the Board of Directors of FINAME / BNDES (Jul./2011 to Apr./2016), and was a representative of the National Treasury in the Fiscal Council of Companhia Docas do RJ - CDRJ (from April 2011 to July 2011), representative of the National Treasury in the Fiscal Council of IRB - Brasil Resseguros (2005/2011), representative of MF in the Board of Directors of IMBEL (2005/2008), representative of the National Treasury in the Fiscal Council of CEASA-MG 2001/2003), representative of the National Treasury in the Fiscal Council of BANESPA Administradora de Cartões (1999/2001) and representative of the National Treasury in the Fiscal Council of Nuclen Engenharia e Serviços S.A. (1995/1996).

Eletrobras is not aware of the participation of Mr. Márcio Leão Coelho in other publicly-held corporations and/or third sector entities.

Eletrobras is not aware of the participation of Mr. Márcio Leão Coelho has undergone, over the last five years, any charge under a (i) criminal proceeding, (ii) in an administrative proceeding of CVM, or (iii) which became unappeasable, in the court or administrative level, which suspended or rendered him unable to carry out any professional or business activity.

He is not a Politically Exposed Person, according to definition established under CVM 301 Instruction.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of the direct or indirect controlled companies of the issuer; c. (i) administrators of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s administrators, and, with the administrators or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las fiscal years, between administrators of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s administrators, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

Annex 05

Establishing of Compensation for Administrators and Members of the Fiscal Council

In adherence to Article 12, I, of CVM Instruction 481, below is the proposal for compensation of the directors and of the members of the Fiscal Council for the period from April 2017 to March 2018.

Proposed Compensation of Directors in 2017:

•         Total Amount for Directors (Directors and Members of the Board): R$ 18,344,591.33 (eighteen million, three hundred forty-four thousand, five hundred ninety-one Brazilian Reals and thirty-three cents)

•  Total Amount for the Fiscal Council: R$ 645,816.55 (six hundred forty-five thousand and eight hundred and sixteen Brazilian Reals and fifty-five cents)

The establishing of the compensation for members of the Board of Directors and of the Fiscal Council of the Company for the period from April 2017 to March 2018 will be discussed and approved during an Ordinary and Extraordinary General Shareholders Meeting to be held on April 28, 2017.

In addition, in order to assist the shareholders to better understand the proposal for compensation of Company directors for the term to end during the Ordinary General Shareholders Meeting to be held in 2018, and in keeping with the guidelines included in Circular/CVM/SEP/No. 1/2017, the Company offers below a list with some additional information relating to the compensation proposal presented.

(a)           Period to which this compensation proposal corresponds:

The proposal for compensation of the directors presented here for review by the Shareholders span between the months of April 2017 (including it) and March 2018 (including it).

(b)           Amounts approved in the previous proposal and amounts effectively disbursed:

Despite the fact that the Administration of the Company, as part of its Administration Proposal for the Ordinary General Shareholders Meeting held on April 29, 2016, proposed total compensation for Directors in the amount of R$ 10,560,237.09 (ten million five hundred and sixty thousand two hundred and thirty-seven and nine cents Brazilian Reais), and an amount of R$ 434,245.40 (four hundred and thirty-four thousand two hundred and forty-five and forty cents of Brazilian Reais) for members of the Fiscal Council, during the Ordinary General Shareholders Meeting held on April 29, 2016, total compensation of the Company's Directors for the period from April 2016 to March 2017 was approved in an amount of R$ 8,835,911.45 (eight million eight hundred and thirty-five thousand nine hundred and eleven and forty five cents of Brazilian Reais), to the managers. However, during the period from April 2016 to March 2017, an amount of R$8.823.889,10 (eight million, eight hundred and twenty-three thousand, eight hundred and eighty-nine reais and ten cents) was recorded for compensation of the members of the Company's Administration, including the amounts paid to the members of the Company's Fiscal Council.

Thus, it was observed that the amount effectively approved was higher by R$ 12,022.35 (twelve thousand, twenty-two Brazilian Reais and thirty-five cents) than the amounts actually recognized (carried out) for the 2016/2017 term, a difference that was due to the posture Conservative system used by the Company and by the Secretariat of Coordination and Governance of State Enterprises - SEST of the Ministry of Planning and Budget Planning, which at the time of the proposal for the remuneration of the managers used conservative projections for the amounts to be paid to the Administrators.

(c)    Possible differences between the amounts of the present proposal and the previous proposal and those included in Section 13 of the Reference Form of the Company:

In 2016, the amounts of R$ 10,560,237.09 (ten million, five hundred and sixty thousand, two hundred and thirty-seven Brazilian Reais and nine centavos) and R$ 434,245.40 (four hundred and thirty-four thousand, two hundred and forty-five Brazilian Reais and forty cents) have been proposed by the Company to the members of the Fiscal Council for the period from April 2016 to March 2017.

For the period from April 2017 to March 2018, the Company's Management is proposing the value of R$ 18,344,591.33 (eighteen million, three hundred forty-four thousand, five hundred ninety-one Brazilian Reals and thirty-three cents) and R$ 645,816.55 (six hundred and forty-five thousand, eight hundred and sixteen Brazilian Reais and fifty-five cents).

Accordingly, there was a difference of R$ 7,784,354.24 in relation to the remuneration of the Directors and R$ 211,571.15 in relation to the compensation of the members of the Fiscal Council. These differences resulted from the adjustment of the amounts paid to the Company's members and Board of Directors members to those paid by other publicly-held companies with shares listed in Brazil and abroad.

It bears mention that the information contained in the Reference Form refers to the fiscal year ending on December 31 of each year, while the compensation proposals refer to the time between the holding of 02 (two) subsequent ordinary general shareholders meetings.

Annex 05 is included below, with information relating to compensation of the directors and members of the Fiscal Council pursuant to Item 13 of the Reference Form.

Annex 06

Information regarding compensation of directors as per Item 13 of the Reference Form

13.1 - Description of compensation policy or practice, including for the non-statutory board

(a) Objectives of compensation policy or practice:

The primary purpose of the compensation practices adopted by Eletrobras is to promote alignment of the interest of the directors with the interests of the Company's shareholders. To this end, the compensation of the directors of Eletrobras is established using the following factors as parameters: (a) the responsibility, time dedicate to duties, professional ability and reputation of the directors, as well as (b) the compensation practices applied by the market for companies of a standing similar to Eletrobras.

The members of the Board of Directors and of the Fiscal Council are not entitled to (i) direct and indirect benefits, except life insurance (should they choose to opt in), the costs of which are divided between Eletrobras and the member, and (ii) compensation for participation in committees.

The members of the advisory committees for the Administration of Eletrobras (all of which are non-statutory) do not receive any compensation for their participation in these committees.

(b) composition of compensation, indicating:

i. Description of the components of compensation and the objectives of each such component;

Executive Board

Annual Fixed Compensation

The members of the Executive Board of Eletrobras are entitled to a fixed monthly compensation corresponding to the fees paid for the performance of their duties, plus the following benefits: holiday bonus, supplemental private pension, assistance for transfers, group life insurance, funeral insurance, medical expenses, food assistance, housing assistance, and special bonus.

The special bonus refers to the end-of-year bonus paid to all members of the Executive Board. The entire Eletrobras Executive Board is Statutory.

The purpose of the aforementioned compensation is to compensate the services of each Statutory Director, within the scope of responsibility attributable to their duties.

The members of the Executive Board are not entitled to compensation for their participation in committees.

Variable Compensation

The members of the Executive Board are entitled to annual variable compensation when certain goals are met as agreed upon annually between Eletrobras and its subsidiaries (deriving from the Business and Management Plans), with the approval of the Ministry of Mines and Energy and the Secretariat of State Company Coordination and Governance (SEST) under the Ministry of Planning, Budgets, and Management.

Retirement Benefits

The members of the Executive Board are entitled to retirement benefits in the form of supplemental pension payments.

Benefits for Termination of Service

As per the terms of Federal Law No. 12,813 of May 16, 2013, and of Article 4 of Decree No. 4,187 of April 8, 2002, the members of the Executive Board are entitled to benefits for termination of service.

This benefit, referred to as "Quarantine", is intended to ensure that former administrators of the Company do not assume other and/or new positions at companies that are considered to be competitors of the Company during the 6 (six) months after their departure from the Company.

Stock-based Compensation

The members of the Statutory Executive Board are not entitled to stock-based compensation.

Board of Directors

Annual Fixed Compensation

Compensation of the members of the Board of Directors is established as one tenth of the average monthly compensation of the members of the Executive Board (President and Directors), excluding the amounts corresponding to direct and indirect benefits granted to those members.

The purpose of the aforementioned compensation is to compensate the services of each member of the Board of Directors, within the scope of responsibility attributable to the Board of Directors of the Company.

The members of the Board of Directors are not entitled to (i) direct and indirect benefits, except funeral insurance (should they choose to opt in), the costs of which are divided between Eletrobras and the member, and (ii) compensation for participation in committees.

Variable Compensation

The members of the Board of Directors are not entitled to variable compensation, including but not limited to bonuses, profit sharing, and compensation for participation in meetings and committees.

Retirement Benefits

The members of the Board of Directors are not entitled to retirement benefits.

Benefits for Termination of Service

The members of the Board of Directors are not entitled to benefits for termination of service.

Stock-based Compensation

The members of the Board of Directors are not entitled to stock-based compensation.

Fiscal Council

Annual Fixed Compensation

Compensation of the members of the Fiscal Council is established as one tenth of the average monthly compensation of the members of the Executive Board (President and Directors), excluding the amounts corresponding to direct and indirect benefits granted to those members.

The purpose of the aforementioned compensation is to compensate the services of each member of the Fiscal Council, within the scope of responsibility attributable to the Fiscal Council of the Company.

The members of the Fiscal Council are not entitled to (i) direct and indirect benefits, except funeral insurance (should they choose to opt in), the costs of which are divided between Eletrobras and the member, and (ii) compensation for participation in committees.

Variable Compensation

The members of the Fiscal Council are not entitled to variable compensation, including but not limited to bonuses, profit sharing, and compensation for participation in meetings and committees.

Retirement Benefits

The members of the Fiscal Council are not entitled to retirement benefits.

Benefits for Termination of Service

The members of the Fiscal Council are not entitled to benefits for termination of service.

Stock-based Compensation

The members of the Fiscal Council are not entitled to stock-based compensation.

Non-statutory Board:

Not applicable, as Eletrobras does not have any non-statutory boards.

Committees:

Eletrobras has the following advisory committees (all of which are non-statutory) that advise the bodies of the Board of Directors: (i) Auditing and Risks Committee; (ii) Sustainability Committee; and (iii) Compensation and Personnel Management Committee. No compensation is offered for participation in the committees of Eletrobras.

In addition to this, in 2016, three new advisory commissions have been created, namely: a) Governance Comission; b) Strategy and Sustainability Comission; and c) People and Management Comission; which are composed of members of the Board of Directors. There is no remuneration for participation in commissions.

ii. Regarding the last 03 (three) fiscal years, what is the proportion of each component of total compensation;

Pursuant to the table below, the proportions for each component of total compensation for the 2016 fiscal year were, approximately:

Composition of Compensation	Board of Directors	Fiscal Council	Statutory Board	Non-statutory Board	Committees
Monthly Fixed Compensation
Wage or compensation for management systems	85.0%	83.3%	56.4%	N.A	N.A
Direct or Indirect Benefits	0.0%	0.0%	12.3%	N.A	N.A
Participation in Committees	0.0%	0.0%	0.0%	N.A	N.A
Other	15.0%	16.7%	20.4%	N.A	N.A
Variable Compensation
Bonus	0.0%	0.0%	0.0%	N.A	N.A
Participation in Results	0.0%	0.0%	0.0%	N.A	N.A
Participations in Meetings	0.0%	0.0%	0.0%	N.A	N.A
Commissions	0.0%	0.0%	0.0%	N.A	N.A
Other	0.0%	0.0%	0.0%	N.A	N.A
Retirement Benefits	0.0%	0.0%	5.6%	N.A	N.A
Termination	0.0%	0.0%	5.2%	N.A	N.A
Total	100.00%	100.00%	100.00%	N.A	N.A

Pursuant to the table below, the proportions for each component of total compensation for the 2015 fiscal year were, approximately:

Composition of Compensation	Board of Directors	Fiscal Council	Statutory Board	Non-statutory Board	Committees
Monthly Fixed Compensation
Wage or compensation for management systems	85.18%	82.96%	60.42%	N.A	N.A
Direct or Indirect Benefits	0.00%	0.45%	12.38%	N.A	N.A
Participation in Committees	0.00%	0.00%	0.00%	N.A	N.A
Other	14.82%	16.59%	21.08%	N.A	N.A
Variable Compensation
Bonus	0.00%	0.00%	0.00%	N.A	N.A
Participation in Results	0.00%	0.00%	0.00%	N.A	N.A
Participations in Meetings	0.00%	0.00%	0.00%	N.A	N.A
Commissions	0.00%	0.00%	0.00%	N.A	N.A
Other	0.00%	0.00%	0.00%	N.A	N.A
Retirement Benefits	0.00%	0.00%	6.12%	N.A	N.A
Termination	0.00%	0.00%	0.00%	N.A	N.A
Total	100.00%	100.00%	100.00%	N.A	N.A

Pursuant to the table below, the proportions for each component of total compensation for the 2014 fiscal year were, approximately:

Composition of Compensation	Board of Directors	Fuiscal Council	Statutory Board	Non-statutory Board	Committees
Monthly Fixed Compensation
Wage ot compensation for management systems	85.27%	82.28%	57.20%	N.A	N.A
Direct or Indirect Benefits	0.00%	1.26%	17.82%	N.A	N.A
Participation in Committees	0.00%	0.00%	0.00%	N.A	N.A
Other	14.73%	16.46%	18.65%	N.A	N.A
Variable Compensation
Bonus	0.00%	0.00%	0.00%	N.A	N.A
Participation in Results	0.00%	0.00%	0.00%	N.A	N.A
Participations in Meetings	0.00%	0.00%	0.00%	N.A	N.A
Commissions	0.00%	0.00%	0.00%	N.A	N.A
Other	0.00%	0.00%	0.00%	N.A	N.A
Retirement Benefits	0.00%	0.00%	6.34%	N.A	N.A
Termination	0.00%	0.00%	0.00%	N.A	N.A
Total	100.00%	100.00%	100.00%	N.A	N.A

iii. method for calculation and adjustment of each of the components of compensation;

Total compensation for executive directors, members of the Board of Directors, and members of the Fiscal Council of Eletrobras is determined using an already established process whereby:

Each year, the Administration of Eletrobras sends to the Secretariat of Coordination and Governance of State Companies (SEST) and to the Ministry of Mines and Energy (MME) the proposal for compensation of its administrators (Executive Board, Board of Directors) and members of the Fiscal Council for the following term of service (from April of the current year to March of the following year).

The calculation method adopted to prepare this Annual Fixed Compensation proposal is consistent with the guidelines established by the SEST for each item comprising compensation.

Ordinarily, the SEST uses the change in the Broad National Consumer Price Index (IPCA, in Portuguese) over the last 12 months as an index to correct wages or salaries and benefits, except with regard to the Housing Assistance, which adheres to the limit established under current law (Article 5 Decree 3,255/1999).

(i)   The total amount of compensation for Administrators is previously established by the Secretariat of Coordination and Governance of State Companies (SEST) of the Ministry of Planning, Budgets, and Management, which determines the individual compensation amounts for each administrative body of Eletrobras;

(ii)  The Secretariat of Coordination and Governance of State Companies (SEST) submits the amount established for compensation of the Administrators of Eletrobras for approval by the National Treasury Secretariat;

(iii) Once the amount established by the SEST is approved by the National Treasury Secretariat, the Secretariat submits the amount for a vote of approval during the Eletrobras Ordinary General Shareholders Meeting.

The amounts of compensation of the Administrators of Eletrobras are adjusted and approved annually during the Ordinary General Shareholders Meeting, pursuant to the limits established by the SEST.

iv. reasons justifying the composition of compensation

The composition of compensation of Eletrobras administrators is consistent with the compensation practices applied by the market for companies of standing similar to that of Eletrobras, as well as the rules defined for state companies by the SEST and the responsibilities inherent to each position.

The composition is established by the majority shareholders with the participation of the supervisory body (SEST), taking into consideration the annual limits approved by the SEST.

v. existence of members not compensated by the issuer and the reason for this

All members of the Executive Board, Board of Directors, and Fiscal Council of Eletrobras receive compensation, and there is no compensation for members of committees and commissions.  Despite this, Decree No. 1,957/1996 prohibits direct or indirect compensation to employees of the federal government for their participation in more than two boards or committees of public companies and federal mixed economy corporations, as well as all other entities controlled directly or indirectly by the federal government. As a result of this, one of the members of the Board of Directors of Eletrobras forfeited compensation for the 2013 and 2014 fiscal years and for January of 2015.

(c) main performance indicators taken into consideration when determining each component of compensation;

There is no link between performance and the fixed compensation of the administrators, as the amounts are established by the Secretariat of Coordination and Governance of State Companies (SEST) of the Ministry of Planning, Budgets, and Management, and are distributed by the Board of Directors of Eletrobras to the other administrative bodies of the Company. The total amount of compensation is approved during the Ordinary General Shareholders Meeting, considering the period from April of the current year to March of the following year.

With respect to the variable compensation of the administrators, the members of the Executive Board are entitled to annual variable compensation if certain targets are met as defined annually by the Secretariat of Coordination and Governance of State Companies (SEST) of the Ministry of Planning, Budgets, and Management.

The variable compensation indicators for administrators are divided into the following categories: (i) corporate category: financial and service quality indicators in energy generation, transmission, and distribution activities; (ii) board category: assessment of the performance of the Executive board by the Board of Directors and of the compliance indicator of the SEST; and (iii) business unit category: each administrator has his/her own indicator and target, based on the objectives defined by the Company.

(d) how compensation is structured to reflect changes in performance indicators;

  Salary or Wage: Fixed compensation with no associated indicators.

  Direct and Indirect Benefits: No associated indicators.

  Bonus: Eletrobras does not offer this kind of compensation.

  Variable Compensation: The members of the Executive Board of Eletrobras are entitled to Annual Variable Compensation ("RVA", in Portuguese) if certain targets are met as defined annually by the Secretariat of Coordination and Governance of State Companies (SEST) of the Ministry of Planning, Budgets, and Management.

  Participation in Meetings: Eletrobras does not offer this kind of compensation.

  Commissions: Eletrobras does not offer this kind of compensation.

  Retirement Benefits: No associated indicators.

  Termination: No associated indicators.

  Stock-based Compensation: Eletrobras does not offer this kind of compensation.

(e) how compensation policy or practices are aligned with the short-, medium-, and long-term interests of the issuer

The fixed compensation of the administrators of Eletrobras is established pursuant to the guidelines specified by the supervisory body of the Ministry of Planning, Budgets, and Management (MPOG/SEST), in exercising its authority to approve compensation of the directors and board members of federal state companies.

The annual variable compensation (RVA, in Portuguese) of the administrators of Eletrobras is based on the performance and evolution of the Company, according to the established strategic plans in the short, medium, and long term, in a manner aligned with the returns earned by shareholders.

  The variable compensation of the administrators of Eletrobras, understood as a proposal for Annual Variable Compensation (RVA) of the Executive Board, is comprised of two main pillars: "Earnings and Results". The first pillar ("Earnings") is based on the earnings received by the Company in each fiscal year, while the second pillar ("Results") reflects the achieving of targets and indicators extracted from the Company Performance Goals Contract (CMDE). The targets from the CMDE are derived from the Business and Management Master Plan (PDNG), which in turn is based on the Strategic Plan of the Eletrobras Companies, which is consistent with the interests of shareholders over the short, medium, and long term.

(f) existence of compensation paid by direct or indirect subsidiaries, affiliates, or parent companies

There are no benefits or compensation for members of the board of Directors, Fiscal Council, Statutory Directors, Non-statutory Directors, and members of the Advisory Committees that are paid by direct or indirect subsidiaries, affiliates, or parent companies.

(g) existence of any compensation or benefit linked to the occurrence of a certain company event, such as transfer of majority control of the Company

There are no benefits or compensation for members of the Board of Directors, Fiscal Council, Statutory Directors, Non-statutory Directors, and members of the Advisory Committees that are linked to the occurrence of a certain company event.

13.2 – Total compensation of the Board of Directors, Executive Board and Fiscal Council

Total compensation established for the current Fiscal Year to end on 12/31/2017 - Annual Amounts

	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	10.00	7.00	5.00	22.00
Total number of compensated persons	10.00	7.00	5.00	22.00
Annual Fixed Compensation
Wage or compensation for management systems	970,480.59	6,490,551.05	485,240.30	7,946,271.94
Direct and Indirect Benefits	-	2,457,221.30	-	2,457,221.30
Participations in committees	-	-	-	-
Other	194,096.12	2,097,251.84	97,048.06	2,388,396.02
Description of other fixed compensations	Amounts paid as Charges - INSS and FGTS - employer.	Amounts paid as Charges - INSS and FGTS - employer.	Amounts paid as Charges - INSS and FGTS - employer.	-
Variable Compensation
Bonus	-	-	-	-
Participation of Results (RVA)	-	876,741.37	-	876,741.37
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensations	Amounts paid as Charges - INSS and FGTS - employer.	Amounts paid as Charges - INSS and FGTS - employer.	Amounts paid as Charges - INSS and FGTS - employer.	-
Post-Employment	-	882,678.97	-	882,678.97
Cessation of position	-	3,506,965.50	-	3,506,965.50
Based on shares, including options	-	-	-	-
Note	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	-
Total Compensation	1,164,576.71	16,311,410.03	582,288.36	R$ 18,058,275.10

Total compensation for the Fiscal Year ended on 12/31/2016 - Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	8.8	7.0	5.0	20.8
Total number of compensated persons	8.8	7.0	5.0	20.8
Annual Fixed Compensation
Wage or compensation for management systems	572,144.50	4,407,718.45	338,027.70	5,317,890.65
Direct and Indirect Benefits	0.00	963,801.32	0.00	963,801.32
Participations in committees	0.00	0.00	0.00	0.00
Other	100,936.69	1,595,144.06	67,605.44	1,763,686.19
Description of other fixed compensations	INSS charges	INSS/FGTS charges	INSS charges	-
Variable Compensation
Bonus	0.00	0.00	0.00	0.00
Participation of results	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensations	0.00	0.00	0.00	0.00
Post-Employment	0.00	438,757.65	0.00	438,757.65
Cessation of position	0.00	408,873.12	0.00	408,873.12
Based on shares, including options	0.00	-	0.00	-
Note	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	-
Total Compensation	673,081.19	7,814,294.60	405,633.14	8,893,008.93

Total compensation for the Fiscal Year ended on 12/31/2015 - Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	7.83	7	4.83	19.66
Total number of compensated persons	7.67	7	4.67	19.34
Annual Fixed Compensation
Wage or compensation for management systems	492,452.62	4,205,588.90	291,475.04	4,989,516.56
Direct and Indirect Benefits	-	862,036.09	1,569.44	863,605.53
Participations in committees	-	-	-	-
Other	85,662.72	1,466,956.54	58,294.90	1,610,914.16
Description of other fixed compensations	Amounts paid as Charges - INSS and FGTS - employer.	Amounts paid as Charges - INSS and FGTS - employer.	Amounts paid as Charges - INSS and FGTS - employer.	-
Variable Compensation
Bonus	-	-	-	-
Participation of results	-	-	-	-
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensations	Not applicable	Not applicable	Not applicable
Post-Employment	-	425,998.04	-	425,998.04
Cessation of position	-	-	-	-
Based on shares, including options	-	-	-	-
Note	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	-
Total Compensation	578,115.34	6,960,579.57	351,339.38	7,890,034.29

Total compensation for the Fiscal Year ended on 12/31/2014 - Annual Amounts

	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	8.33	6.75	5.08	20.16
Total number of compensated persons	7.83	6.75	5.08	19.66
Annual Fixed Compensation
Wage or compensation for management systems	438,515.27	3,705,692.36	301,408.46	4,445,616.09
Direct and Indirect Benefits	-	1,154,210.06	4,624.04	1,158,834.10
Participations in committees	-	-	-	-
Other	75,725.85	1,208,029.98	60,281.62	1,344,037.45
Description of other fixed compensations	Amounts paid as Charges - INSS and FGTS - employer.	Amounts paid as Charges - INSS and FGTS - employer.	Amounts paid as Charges - INSS and FGTS - employer.	-
Variable Compensation
Bonus	-	-	-	-
Participation of results	-	-	-	-
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensations	Not applicable	Not applicable	Not applicable
Post-Employment	-	410,899.91	-	410,899.91
Cessation of position	-	-	-	-
Based on shares, including options	-	-	-	-
Note	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	-
Total Compensation	514,241.12	6,478,832.31	366,314.12	7,359,387.55

13.3 - Variable compensation of the Board of Directors, Executive Board and Fiscal Council

Estimate for the Financial Year ending as of December 31, 2017
	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	10.0	7.0	5.0	22.0
Total number of compensated persons (1)	-	7.0	-	7.0
Bonus
Minimum amount estimated in the compensation plan	-	-	-	-
Maximum amount estimated in the compensation plan	-	-	-	-
Amount estimated in the compensation plan if goals are achieved	-	-	-	-
Participation in the results
Minimum amount estimated in the compensation plan	-	876,741.37	-	876,741.37
Maximum amount estimated in the compensation plan	-	876,741.37	-	876,741.37
Amount estimated in the compensation plan if goals are achieved	-	876,741.37	-	876,741.37

(1) This corresponds to the number of directors and board members, as applicable, to whom variable compensation is given recognized by Eletrobras during the fiscal year, pursuant to Circular CVM/SEP/No. 01/2017. The President of the Company is also a member of the Board of Directors, but the amounts for variable compensation received by him are only recorded as a member of the Executive Board, given that the members of the Board of Directors do not receive compensation of this kind.

Financial year ending as of December 31, 2016
	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	8.8	7	5	20.8
Number of compensated members (1)	-	-	-	-
Bonus
Minimum amount estimated in the compensation plan	-	-	-	-
Maximum amount estimated in the compensation plan	-	-	-	-
Amount estimated in the compensation plan if goals are achieved	-	-	-	-
Participation in the results
Minimum amount estimated in the compensation plan	-	-	-	-
Maximum amount estimated in the compensation plan	-	-	-	-
Amount estimated in the compensation plan if goals are achieved	-	-	-	-
Amount actually recognized in the result of the last fiscal year	-	-	-	-

(1) This corresponds to the number of directors and board members, as applicable, to whom variable compensation is given recognized by Eletrobras during the fiscal year, pursuant to Circular CVM/SEP/No. 01/2017. The President of the Company is also a member of the Board of Directors, but the amounts for variable compensation received by him are only recorded as a member of the Executive Board, given that the members of the Board of Directors do not receive compensation of this kind.

Financial year ending as of December 31, 2015
	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	7.83	7.00	4.83	19.66
Number of compensated members (1)	-	-	-	-
Bonus	-	-	-	-
Minimum amount estimated in the compensation plan
Maximum amount estimated in the compensation plan	-	-	-	-
Amount estimated in the compensation plan if goals are achieved	-	-	-	-
Participation in the results	-	-	-	-
Minimum amount estimated in the compensation plan	-	-	-	-
Maximum amount estimated in the compensation plan
Amount estimated in the compensation plan if goals are achieved	-	-	-	-
Amount actually recognized in the result of the last fiscal year	-	-	-	-

(1) This corresponds to the number of directors and board members, as applicable, to whom variable compensation is given recognized by Eletrobras during the fiscal year, pursuant to Circular CVM/SEP/No. 01/2017. The President of the Company is also a member of the Board of Directors, but the amounts for variable compensation received by him are only recorded as a member of the Executive Board, given that the members of the Board of Directors do not receive compensation of this kind.

Financial year ending as of December 31, 2014
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members (1)	-	6.75	-	6.75
Total of compensated members	-	6.75	-	6.75
Bonus
Minimum amount estimated in the compensation plan	-	-	-	-
Maximum amount estimated in the compensation plan	-	-	-	-
Amount estimated in the compensation plan if goals are achieved	-	-	-	-
Amount actually recognized in the result of the last fiscal year	-	-	-	-
Participation in the results
Minimum amount estimated in the compensation plan	-	-	-	-
Maximum amount estimated in the compensation plan	-	553,116.97	-	553,116.97
Amount estimated in the compensation plan if goals are achieved	-	553,116.97	-	553,116.97
Amount actually recognized in the result of the last fiscal year	-	0.00	-	0.00

(1) This corresponds to the number of directors and board members, as applicable, to whom variable compensation is given recognized by Eletrobras during the fiscal year, pursuant to Circular CVM/SEP/No. 01/2017. The President of the Company is also a member of the Board of Directors, but the amounts for variable compensation received by him are only recorded as a member of the Executive Board, given that the members of the Board of Directors do not receive compensation of this kind.

13.4 - Stock-based compensation plan for Board of Directors and Executive Board

Eletrobras does not have a stock-based compensation plan for the Board of Directors and Executive Board.

13.5 - Stock-based compensation from the last 03 (three) fiscal years for the Board of Directors and the Executive Board

The Board of Directors and Executive Board of Eletrobras do not receive stock-based compensation.

13.6 - Information on stock options held by the Board of Directors and the Executive Board

The Board of Directors and Executive Board of Eletrobras do not hold any stock options.

13.7 - Stock options exercised and shares delivered as part of stock-based compensation for the Board of Directors and Executive Board

The Board of Directors and Executive Board of Eletrobras do not have stock options exercised or shares delivered as part of stock-based compensation.

13.8 - Information necessary to understand the data disclosed in Items 13.5 to 13.7 - Pricing method for the value of stocks and options

Not applicable, because Eletrobras does not have a stock-based compensation plan, and the Board of Directors and Executive Board of Eletrobras do not have any stock options, options exercised, or stocks delivered as part of stock-based compensation.

13.9 - Equity in stocks, shares, and other convertible securities held by administrators and members of the Fiscal Council, by body

The table below shows the stocks held by members of the Board of Directors, Executive Board, and Fiscal Council of Eletrobras on December 31, 2016:

Characteristics of Securities	Quantity
	Board of Directors	Executive Board	Fiscal Council
Ordinary Shares	34,000	1	-
Class A Preferred Shares	-	-	-
Class B Preferred Shares	2,516,800¹	-	-
¹ Of the total Class B preferred shares, 2,460,800 are held indirectly by a Member of the Board of Directors through indirect shareholding by way of an exclusive stock investment fund.

To avoid duplicating information, given that the President of the Company is also a member of the Board of Directors, the securities held by him were disclosed in the section referring to the Board of Directors.

The members of the Board of Directors, Executive Board, and Fiscal Council, on the last day of the last fiscal year, do not hold any stock or shares directly or indirectly held, in Brazil or abroad, or other convertible securities in stocks and shares, issued by the direct or indirect parent companies of Eletrobras and/or subsidiaries or companies under common control of Eletrobras.

13.10 - Information on retirement plans offered to members of the Board of Directors and to the Statutory Directors

	Board of Directors	Statutory Board	Total
Number of members	8.8	7	15.8
Total of compensated members (1)	-	3.7	3.7
Plan Name	Fundação Eletrobras de Seguridade Social
Number of administrators meeting requirements for retirement	-	Not available	Not available
Conditions for early retirement	-	Can be requested by participants older than 50 years of age receiving retirement benefits under Social Security and with no employment ties to the sponsor of the plan, provided the participant has completed 10 years of enrollment.	-
Updated value of accumulated contributions to the retirement plan through the close of the fiscal year, discounting the portion corresponding to contributions made directly by the administrators	-	R$ 1,944,829.68	R$ 1,944,829.68
Total accumulated value of contributions made during the last fiscal year, discounting the portion corresponding to contributions made directly by the administrators	-	R$ 347,287.69	R$ 347,287.69
Early redemption option and conditions for early redemption	-	Cancellation of the participant's registration, when it is demonstrated that they no longer work with the sponsor, provided that this cancellation occurs prior to the participant's receipt of the Monthly Income benefit offered by the Plan, will entitle the participant to redemption by way of a one-time payment or payment in installments, discounting the Income Tax owed.	-

(1) Corresponds to the number of directors and board members, where applicable, associated with the retirement plan, as provided in Circular CVM/SEP/No.01/2017.

	Board of Directors	Statutory Board	Total
Number of members	8.8	7	15.8
Total of compensated members (1)	-	1.5	1.5
Plan Name	Previnorte (Retirement Plan of Officer connected to Eletronorte)
Number of administrators meeting requirements for retirement	-	-	-
Conditions for early retirement	-	Can be requested by participants older than 50 years of age receiving retirement benefits under Social Security and with no employment ties to the sponsor of the plan, provided the participant has completed 10 years of enrollment.	-
Updated value of accumulated contributions to the retirement plan through the close of the fiscal year, discounting the portion corresponding to contributions made directly by the administrators	-	392.118,24(2)	-
Total accumulated value of contributions made during the last fiscal year, discounting the portion corresponding to contributions made directly by the administrators	-	91,469.96	-
Early redemption option and conditions for early redemption	-	Early redemption is permitted in cases of termination of employment with Eletronorte, provided that the participant has no right to supplemental retirement benefits, or in cases of cancellation of registration with the Plan by request or default. A participant requesting redemption will be entitled to the balance of the account established with the contributions made by him/her, including net return on investments made with the plan resources.	-

(1) Corresponds to the number of directors and board members, where applicable, associated with the retirement plan, as provided in Circular CVM/SEP/No.01/2017.

Corresponds to the number of directors and board members, where applicable, associated with the retirement plan, as provided in Circular CVM/SEP/No.01/2017. Amounts corresponding solely to the contributions made by Eletrobras. The plan was previously sponsored by Eletronorte, with which the Directors were associated prior to becoming a Directors at Eletrobras.

13.11 – Maximum, minimum, and average individual compensation of the Board of Directors, Executive Board, and Fiscal Council

Annual Amounts

	Statutory Board			Board of Directors			Fiscal Council
	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014
Total number of members	7.00	7.00	6.75	8.8	7.83	8.33	5.00	4.83	5.08
Total number of compensated persons	7.00	7.00	6.75	8.8	7.67	7.83	5.00	4.67	5.08
Value of highest compensation (Reals)	1,480,635.30	1,368,330.53	1,298,743.42	52,662.67	76,965.81	71,862.68	78,341.16	76,965.81	76,486.72
Value of lowest compensation (Reals)	995,801.92	848,925.37	852,267.47	28,289.87	64,138.20	59,885.58	78,341.16	76,965.81	71,862.68
Value of average compensation (Reals)	1,116,327.80	994,368.51	959,827.01	76,486.50	75,373.58	65,675.75	81,126.63	75,233.27	72,109.08

Note

Executive Board
December 31, 2016

The value of fees paid to members of the Executive Board is the same for all members, excepting the 5% increase for the President over the amounts given to all other members, and the fees received by 01 director employed by Eletrobras and 01 employee appointed as interim Director on 08/24/2015.

The President is also a member of the Board of Directors, and so the compensation he receives as a member of the Executive Board is not included when calculating compensation of the Board of Directors and vice versa, as provided in Circular CVM/SEP/No.01/2017. The fees relating to his total compensation are included solely in the Executive Board.

The amount of the smallest individual annual compensation was ascertained with the removal of the members of the respective body who had held the office over less than 12 months, as provided for in the Circular Letter CVM/SEP/No. 01/2017.

The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017

December 31, 2015

The value of fees paid to members of the Executive Board is the same for all members, excepting the 5% increase for the President over the amounts given to all other members, and the fees received by 01 director employed by Eletrobras and 01 employee appointed as interim Director on 08/24/2015.

The President is also a member of the Board of Directors, and so the compensation he receives as a member of the Executive Board is not included when calculating compensation of the Board of Directors and vice versa, as provided in Circular CVM/SEP/No.01/2017. The fees relating to his total compensation are included solely in the Executive Board.

The amount of the smallest individual annual compensation was ascertained with the removal of the members of the respective body who had held the office over less than 12 months, as provided for in the Circular Letter CVM/SEP/No. 01/2017.

The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017

Board of Directors
December 31, 2016

The value of the fees paid to the members of the Board of Directors is the same for all members.

No member of the Board of Directors performed his/her duties for 12 months during the 2016 fiscal year. The board member with the lowest compensation was in office for 5 months and the one with the highest compensation was in office for 8 months.

The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017

December 31, 2015

The value of the fees paid to the members of the Board of Directors is the same for all members.

The amount of the smallest individual annual compensation was ascertained with the removal of the members of the respective body who had held the office over less than 12 months, as provided for in the Circular Letter CVM/SEP/No. 01/2017.

The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017

31/12/2014

The value of the fees paid to the members of the Board of Directors is the same for all members.

The amount of the smallest individual annual compensation was ascertained with the removal of the members of the respective body who had held the office over less than 12 months, as provided for in the Circular Letter CVM/SEP/No. 01/2017.

The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017

Considering that one of the members of the Board of Directors did not receive compensation as per Decree No. 1.957/1996, this member was not included when calculating the average compensation, and 7.33 members were used for calculation for the Board of Directors, as provided in Circular CVM/SEP/No.01/2017.

Fiscal Council
December 31, 2016

The value of the fees paid to the members of the Fiscal Council is the same for all members.

The value of the lowest annual individual compensation is the same as the highest individual compensation, given that only one Fiscal Council member was active during 12 months.

The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017 The average compensation is greater than the maximum compensation because the former is calculated considering the sum of all amounts received by all members during 2016 (total of R$673,081.19) and dividing this sum by the average number of sitting members during the year (8.8). As only two members were in office for 12 months, their annual compensation (R$ 78,341.16) ended up being lower than the average. Thus, the highest and lowest compensation are the same and are less than the average compensation (as the average was calculated considering total compensation of all members, as stipulated in the instructions from the document).

December 31, 2015

The value of the fees paid to the members of the Fiscal Council is the same for all members.

The value of the lowest annual individual compensation is the same as the highest individual compensation, given that only one Fiscal Council member was active during 12 months.

The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017

31/12/2014

The value of the fees paid to the members of the Fiscal Council is the same for all members.

The amount of the smallest individual annual compensation was ascertained with the removal of the members of the respective body who had held the office over less than 12 months, as provided for in the Circular Letter CVM/SEP/No. 01/2017.

The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017

13.12 - Mechanisms for compensation or indemnification for administrators in case of removal from office or retirement

Eletrobras has no mechanisms for compensation or indemnification for administrators in case of removal from office or retirement.

13.13 - Percentage of total compensation held by administrators and members of the Fiscal Council that are related parties of parent companies

Compensation held by Related Parties for the Fiscal Year ended on December 31, 2016
	Board of Directors	Statutory Board	Fiscal Council
Number of members	8.8	7.0	5.0
Number of members – Party Related to Controlling Companies	5.3	7.0	3.1
Value of Total Compensation of the Body during the Fiscal Year	673,081.19	7,814,294.60	405,633.14
Value of Total Compensation Corresponding to Related Parties of the Parent in the Body during the Fiscal Year	410,076.11	0	235,023.48
% of Total Compensation of the Body	60.9%	0.00%	57.9%

Compensation held by Related Parties for the Fiscal Year ended on December 31, 2015
	Board of Directors	Statutory Board	Fiscal Council
Number of members	7.83	7.00	4.83
Number of members – Party Related to Controlling Companies	4.08	0.00	3.00
Value of Total Compensation of the Body during the Fiscal Year	R$ 578,115.34	R$ 6,960,579.57	R$ 351,339.38
Value of Total Compensation Corresponding to Related Parties of the Parent in the Body during the Fiscal Year	R$ 316,180.30	R$ 0.00	R$ 222,192.88
% of Total Compensation of the Body	54.69%	0.00%	63.24%

Compensation held by Related Parties for the Fiscal Year ended on December 31, 2014
	Board of Directors	Statutory Board	Fiscal Council
Number of members	8.33	6.75	5.08
Number of members – Party Related to Controlling Companies	4.00	0.00	3.00
Value of Total Compensation of the Body during the Fiscal Year	R$ 514,241.12	R$ 6,478,832.31	R$ 366,314.12
Value of Total Compensation Corresponding to Related Parties of the Parent in the Body during the Fiscal Year	R$ 279,357.40	R$ 0.00	R$ 211,894.72
% of Total Compensation of the Body	54.32%	0.00%	57.85%

13.14 - Compensation of administrators and members of the fiscal council, grouped by administrative body, received for any reason other than for their duties as members

During the last 3 (three) fiscal years, no compensation was paid to members of the Board of Directors, Executive Board, or Fiscal Council of Eletrobras for any reason other than for their duties as members of those bodies.

13.15 - Compensation of administrators and members of the Fiscal Council recorded in the books of direct or indirect parent companies, subsidiaries, or companies under common control of the issuer.

During the last 3 (three) fiscal years, there were no portions of compensation paid by Eletrobras subsidiaries, direct or indirect parent companies, or companies under common control to members of the Board of Directors, Executive Board, or Fiscal Council as compensation for their duties at Eletrobras.

Below we indicate, with regard to the fiscal years ended December 31, 2016 and 2015, the compensation received by the administrators and members of the Fiscal Council of Eletrobras recorded in the books of the subsidiaries of Eletrobras, direct or indirect parent companies of Eletrobras, or companies under common control, even if such compensation is not related to the performance of their duties at the issuer.

Financial year ending as of December 31, 2016
	Board of Directors	Statutory Board	Fiscal Council
Parent	-	-	-
Controlled Companies	-	380,079.76	-
Companies under common control	124,137.90	389,134.16	-

Financial year ending as of December 31, 2015
	Board of Directors	Statutory Board	Fiscal Council
Parent	-	-	-
Controlled Companies	-	211,047.88	-
Companies under common control	91,635.54	574,296.45¹	-

¹ It includes amounts in US dollars to one administrator per office of administration performed in a subsidiary abroad, using the exchange rate of R$3,33870 by US$1,00.

13.16 - Other pertinent information

In addition to the information provided in Item 13.2 above, the administrators of Eletrobras received by way of indemnity in 2016 a total of R$ 150,530.38, relating to travel per diems.

In addition, the Company reports the proposed compensation for administrators, the Board of Directors, and Executive Board, and the Fiscal Council separately, for deliberation during the Ordinary General Shareholders Meeting, for the period from April 2017 to March 2018, pursuant to the tables below:

Planned Compensation of Administrators pursuant to Term
(period from April 2017 to March 2018)
	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	10.00	7.00	5.00	22.00
Total number of compensated persons	10.00	7.00	5.00	22.00
Annual Fixed Compensation	-	-	-	-
Wage or compensation for management systems	1,076,360.92	7,009,861.28	538,180.46	8,624,402.66
Direct and Indirect Benefits	-	2,458,349.88	-	2,458,349.88
Participations in committees	-	-	-	-
Other	215,272.18	2,242,658.71	107,636.09	2,565,566.98
Description of other fixed compensations	Amounts paid as Charges - INSS and FGTS - employer.	Amounts paid as Charges - INSS and FGTS - employer.	Amounts paid as Charges - INSS and FGTS - employer.	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Participation of Results (RVA)	-	876,741.37	-	876,741.37
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensations	Not applicable.	Not applicable.	Not applicable.	-
Post-Employment	-	958,381.48	-	958,381.48
Cessation of position	-	3,506,965.50	-	3,506,965.50
Based on shares, including options	-	-	-	-
Note	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	-
Total Compensation	1,291,633.11	17,052,958.22	645,816.55	R$ 18,990,407.88

In addition, in order to facilitate a better understanding of the amounts recognized for the period from April 2016 to March 2017, corresponding to the last term of the current members of the Administration of the Company, the table below shows information for Item 13.2 of the Reference Form as planned for the period in reference:

Planned Compensation of Administrators pursuant to Term
(period from April 2016 to March 2017)
	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	10.00	7.00	5.00	22.00
Total number of compensated persons	8.8	7.00	5.00	20.80
Annual Fixed Compensation	-	-	-	-
Wage or compensation for management systems	572,144.50	4,431,876.28	327,146.98	5,331,167.76
Direct and Indirect Benefits	-	1,027,940.19	-	1,027,940.19
Participations in committees	-	-	-	-
Other	100,936.69	1,617,671.51	65,429.29	1,784,037.49
Description of other fixed compensations	Amounts paid as Charges - INSS and FGTS - employer.	Amounts paid as Charges - INSS and FGTS - employer.	Amounts paid as Charges - INSS and FGTS - employer.	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Participation of Results (RVA)	-	0.00	-	0.00
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	0.00	-	0.00
Description of other variable compensations	Amounts paid as Charges - INSS and FGTS - employer.	Amounts paid as Charges - INSS and FGTS - employer.	Amounts paid as Charges - INSS and FGTS - employer.	-
Post-Employment	-	460,010.25	-	460,010.25
Cessation of position	-	613,309.68	-	613,309.68
Based on shares, including options	-	-	-	-
Note	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	The number of members matches the yearly average of the number of members of said administration body monthly assessed, as provided for in the Circular Letter CVM/SEP/No. 01/2017	-
Total Compensation	673,081.19	8,150,807.91	392,576.27	9,216,465.37

Annex 07

Rules for selection of members of the Board of Directors, Fiscal Council by Minority Shareholders

In keeping with best corporate governance practices, the Company clarifies the possible scenarios for selection of members for the Board of Directors and Fiscal Council by minority shareholders, as follows:

1.           Indication of Candidates by Minority Shareholders:

Interested shareholders are asked to submit candidates to the Board of Directors or to the Fiscal Council of the Company, preferably at least 3 (three) business days prior to the date of the Ordinary and Extraordinary Shareholders Meeting, to occur on April 28, 2017, using written notification via letter addressed to the Department of Investor Relations (DFR), Market Service Division (DFRM), at Av. Presidente Vargas, n° 409 – 9° andar, in the city of Rio de Janeiro/RJ, CEP 20071-003, including the full name and qualifications of the candidate, as well as the information required under Article 10 of CVM Instruction 481, particularly the information indicated in Items 12.5 to 12.10 of the Reference Form.

In addition, when a shareholder submits a candidate for member of the Board of Directors as per the preceding terms, they are also asked to at the same time include a copy of the candidate's declaration as per Article 2 of CVM Instruction No. 367 of May 29, 2002, or to state that they obtained from the candidate information confirming that they are able to sign such instrument, indicating any exceptions. The Company provides this declaration on its Investors Relation website at the following address: www.eletrobras.com/governancacorporativa.

This indication must be accompanied by the respective Administrator and/or Fiscal Council Member Registry Form, which must be filled out, dated, and signed by the shareholder and/or their representatives. The respective forms can be accessed on the Company's website at the following address: www.eletrobras.com/governancacorporativa.

The indicated candidates must meet the requirements established in the Corporations Act and the State Companies Act in order to be elected to their respective office.

In addition, the candidate must expressly declare before his election that he is not prevented from being elected to the position of the Company's Board of Directors, pursuant to Article 147, third paragraph, of the Brazilian Corporate Law and / or Article 24 of the Company's Bylaws or, if there is an impediment, shall indicate which is (are) for the purpose of evaluating any waiver by the General Meeting. If said candidate is not present at the General Meeting, the shareholder that indicates that candidate must declare that he has obtained from the said candidate the information that he is able to sign such instrument, indicating any reservations, being responsible, under the law, for such statement.

All indications of candidates for membership on the Board of Directors and/or Fiscal Council received by the Company were appreciated by the Temporary Internal Eligibility Commission (“CITE”), which is responsible for verifying that each candidate meets the requirements for eligibility listed in Article 28 of Decree 9,845/2016, which governs the Law on State Companies. These requirements apply both to candidates indicated by the Federal Government and to candidates indicated by minority shareholders, as well as those elected by the employees of the Company, as per Article 22 of the aforesaid Decree.

Shareholders holding at least 0.5% (one half of one percent) of the total capital stock of the Company, as per the terms of CVM Instruction 481, at least 45 (forty-five) days prior to the date planned for the General Shareholders Meeting, are permitted to submit candidates for member of the Board of Directors and Fiscal Council, and those that meet the requirements are included in the Ballot, pursuant to the applicable rules. Additionally, information about such candidates were disclosed by the Company also under the category “Aviso aos Acionistas” (Notice to Shareholders), provided at the Company’s website (www.eletrobras.com/elb/ri) and that of CVM (www.cvm.gov.br).

Information on the other candidates submitted by the shareholders before the General Meeting will be disclosed by the Company under "Shareholder Information", made available on the Company's website (www.eletrobras.com/elb/ri) on the CVM website (www.cvm.gov.br) and on the BM&FBovespa (www.bmfbovespa.com.br) website, in the manner established in applicable laws, for inclusion in the Voting Ballot.

Notwithstanding the aforementioned deadline, the shareholder may present an applicant for a member of the Board of Directors during the course of the Meeting, and such information must be accompanied by the documents and information indicated above to be made available to the attending shareholders.

2.           Board of Directors:

2.1. Number of members of the Board of Directors and Term of Office:

As per the Company Bylaws of Eletrobras, the Board of Directors of Eletrobras will be comprised of 10 (ten) members, 01 (one) of whom is elected by the active employees of the Company in an election conducted separately, as under Federal Law No. 12,353/2010, and up to 9 (nine) members can be elected during an Ordinary and Extraordinary General Shareholders Meeting, to be held on April 28, 2017, but the shareholders as indicated below:

•         07 (seven) members elected by the majority shareholders, 06 (six) members selected by the Ministry of Mines and Energy, and 1 (one) selected by the Ministry of Planning, Budgets, and Management, as per applicable laws;

•         01 (one) member elected by the minority shareholders holding ordinary shares, as under the Corporations Act; and

•         01 (one) member elected by the shareholders holding preferred shares, representing at minimum ten percent of the capital stock, as under the Corporations Act.

In the event that the Company Bylaws are amended as proposed in Item 1 on the Agenda for the Ordinary and Extraordinary General Shareholders Meeting called hereby, the term of the members of the Board of Directors to be elected on April 28, 2017 will be 02 (two) years. Otherwise, the term will be 01 (one) year, based on the current wording of the Company Bylaws.

The Company also stresses, however, that despite the fact that it makes its best effort to fill all vacancies on its Board of Directors, pursuant to the opinion of the Superintendence of Company Relations of the CVM, issued as part of CVM Process No. RJ2015/4451, in the event that the majority shareholders do not elect a sufficient number of members to fill all vacant seats on the Board of Directors corresponding to them as per the Company Bylaws, submission of additional candidates to fill the remaining vacancies by any other shareholder will not be allowed.

Lastly, under the terms of Article 17, V of the Articles of Incorporation of the Company and as described above, one of the members of the Board of Directors will be elected directly by the employees of the Company in a procedure organized by the Company jointly with the union entities representing them.

Owing to the fact that there was no election of a new representative of employees up to until now, under the terms of Paragraph 4 of Article 150 of the Corporations Act, the current employees’ representative shall be kept in office until a new representative is elected by the Company’s employees.

2.2. 2.2. Election by Minority Shareholders:

With respect to the scenarios and rules to be observed by the minority shareholders for election of a board member to serve as their representative on the Board of Directors, the Company clarifies the following:

2.2.1. Proof of ownership of Shares and Representation at the Ordinary and Extraordinary General Shareholders Meeting:

Pursuant to the terms of Paragraph Six of Article 141 of the Corporations Act, the right to elect members to the Board of Directors of the Company on the basis of Paragraph Four of Article 141 of the Corporations Act can only be exercised by shareholders who are able to prove their uninterrupted ownership of the shareholding required under the aforesaid Paragraph Four during a period of 3 (three) months, at minimum, immediately prior to the date of the Ordinary General Shareholders Meeting.

2.2.2. 2.2.2. Minority Shareholders Holding Ordinary Shares:

2.2.2.1. Multiple Vote: Article 141 of the Corporations Act

Pursuant to the provisions from Article 141 of the Corporations Act and Articles 1 and 3 of CVM Instruction No. 165 of December 11, 1991, as amended, the shareholders representing at least 5% (five percent) of the voting capital stock of the Company may request adoption of the multiple vote process for election of the members of the Board of Directors of the Company.

If request is made for a multiple vote, the following will be observed:

The multiple voting process will be applicable to the election of 07 (seven) members of the Board of Directors, excluding the members that must be selected separately (a) as representative of the Company's employees, (b) by the minority shareholders holding ordinary shares, and (c) by the minority shareholders holding preferred shares; and

The minority shareholders holding ordinary shares that choose to participate in the separate election process for one member of the Board of Directors, as per Item 2.2.2.2. below, cannot participate in the multiple voting process with the same shares, under penalty of double voting for a single share.

Adoption of this process must be requested at least 48 (forty-eight) hours prior to the holding of the Ordinary General Shareholders Meeting to occur on April 28, 2017.

2.2.2.2. Separate Election: Articles 141, §4 and 5, and 239 of the Corporations Act

The minority shareholders holding ordinary shares may elect, by majority, up to 01 (one) member of the Board of Directors, on the basis of:

(i)    Article 239 of the Corporations Act; or

(ii)   (ii) Article 141, Paragraph, of the Corporations Act, provided that they hold at least 15% of the total voting shares.

As established in Circular CVM/SEP/No.01/2017, Article 239 of the Corporations Act is specifically aimed at shareholders holding ordinary shares, and at mixed economy companies (as is the Company), it replaces the separate election mechanism established in Article 141, Paragraphs 4 and 5. As such, when election is conducted pursuant to the terms from the aforesaid Article 239, no shareholder holding ordinary shares can participate in the separate election as under Article 141, Paragraphs 4 and 5, of the Corporations Act.

In the separate voting process for minority shareholders holding ordinary stock, the majority shareholder or any entities in which that shareholder exercises particular influence are prohibited from participating.

As per the terms of Circular CVM/SEP/No.01/2017, this prohibition is aimed at the shareholder, who must assess whether their vote is to any extent influenced by the majority shareholder, and if they decide to vote in the separate election, they must be prepared to present evidence to the shareholders that no such influence exists.

2.2.3. Shareholders Holding Preferred Shares:

The shareholders holding preferred shares can elect, by majority, in a separate vote, up to 01 (one) member for the Board of Directors, provided that they represent at least 10% (ten percent) of the capital stock.

As per the terms of Circular CVM/SEP/No.01/2017, for the purposes of calculating this 10% (ten percent) minimum, the total number of shares in the Company must be considered, excluding only the treasury stock.

In this regard, pursuant to the decision of the Board of the CVM during CVM Administrative Process No. RJ2014/4375, the Company reiterates that for purposes of verifying the quorum required, only the shares held by the shareholders holding preferred shares issued by the Company and present at the Shareholders Meeting will be considered. It should also be noted that, under the terms of Instruction CVM 481, as amended by Instruction CVM 561, the shareholders who participate by means of Voting Bulletin should be deemed attending the General Meeting.

In the separate voting process for shareholders holding preferred stock, the majority shareholder or any entities in which that shareholder exercises particular influence are prohibited from participating.

As per the terms of Circular CVM/SEP/No.01/2017, this prohibition is aimed at the shareholder, who must assess whether their vote is to any extent influenced by the majority shareholder, and if they decide to vote in the separate election, they must be prepared to present evidence to the shareholders that no such influence exists.

2.2.4. Minority Shareholder Joint Voting - Article 141, §5, Corporations Act

The minority shareholders holding preferred shares and the minority shareholders holding ordinary shares can combine their actions to together elect 1 (one) member to the Board of Directors, provided that: (i) the minority shareholders holding ordinary stock have not elected any other member on the basis of Article 141 I or Article 239 of the Corporations Act; (ii) the minority shareholders holding preferred stock have not elected any other member on the basis of Article 141 II, Corporations Act; and (iii) the shareholders holding preferred stock and holding ordinary stock together make a quorum of 10% (ten percent) of the capital stock of the Company.

As per the terms of Circular CVM/SEP/No.01/2017, for the purposes of calculating this 10% (ten percent) minimum, the total number of shares in the Company must be considered, excluding only the treasury stock.

In the separate voting process conducted based on Paragraph Five of Article 141 of the Corporations Act, the majority shareholder or any entities in which that shareholder exercises particular influence are prohibited from participating.

As per the terms of Circular CVM/SEP/No.01/2017, this prohibition is aimed at the shareholder, who must assess whether their vote is to any extent influenced by the majority shareholder, and if they decide to vote in the separate election, they must be prepared to present evidence to the shareholders that no such influence exists.

Pursuant to Circular CVM/SEP/No.01/2017, Article 239 of the Corporations Act is specifically aimed at shareholders holding ordinary shares, and at mixed economy companies (as is Eletrobras), it replaces the separate election mechanism established in Article 141, Paragraphs 4 and 5. As such, when election is conducted pursuant to the terms from the aforesaid Article 239, no shareholder holding ordinary shares can participate in the separate election as under Article 141, Paragraphs 4 and 5, of the Corporations Act.  As such, when election is conducted pursuant to the terms from the aforesaid Article 239, no shareholder holding ordinary shares can participate in the separate election as under Article 141, Paragraphs 4 and 5, of the Corporations Act.

In this regard, the Company informs the reader that where a representative of the minority shareholders is separately elected on the basis of Article 239 of the Corporations Act, and pursuant to the understanding of the CVM, the second part of Field 13 from the Ballot will not apply to the election process, and thus will not be included.

2.3. Election scenarios for the Company's Board of Directors

Based on the evaluation of the agenda, Management anticipates the following possible scenarios regarding the election to the Company's Board of Directors:

(A) General Election of 07 (seven) for the Board of Directors

(B)

Election in separate of: i) 01 (one) member of the Board of Directors by holders of common and/or ii) 01 (one) member by holders of preferred shares, who represent, at least 10% of the Capital issued by the Company

Scenario	Requested multiple voting process	Not requested multiple voting process	Yes	No
1	X		X
2	X			X
3		X	X
4		X		X

• in the case of scenario 1, will not may participate in the vote for the general election ("A"), by the multiple voting process, shares whose votes are allocated to the separate voting ("B");

• in the case of scenario 2, will not may  participate in the vote for the general election ("A"), by the multiple vote process, actions whose votes are allocated to the separate election of Member of the Board of Directors;

• in the case of scenario 3, will not may  participate in the vote for the general election ("A"), by majority vote, shares whose votes are allocated to the separate vote ("B"); and

• In the case of scenario 4, all shares may participate in the vote for the general election of 07 (seven) members of the Company's Board of Directors ("A"), by the majority vote of all shareholders 2, and the vacancies set forth in Article 17, items I and II of the Company's Bylaws must be preserved in all cases.

In any scenario of adoption of the multiple voting cumulated to a chance to separate election, if the final composition of the Board of Directors after the General Meeting here convened is such that (i) prevents compliance with the minimum amount of information provided for in items (I) and (II) of article 17 of the articles of incorporation of the company; and/or (ii) resulted in a composition that does not ensure the controlling the majority of its members; so, in any of these cases, the controlling shareholder will have the prerogative, but not the obligation, to elect directors in such number that give effect to provisions laid down in sections I and II of Article 17 of the company's by-laws and that is at least equal to that of the elected by the other shareholders, another, regardless of the number of advisers who, according to the Bylaws , compose the organ, in accordance with article 141, paragraph 7, of the law of Corporation.

²In the event that there is only one director elected according to the provisions of column "B", or if there is no director appointed as described in column "B", the Company's Board of Directors shall be composed of 09 (nine) or 08 (Eight) members, respectively, pursuant to the decision issued in CVM Process No. RJ2015 / 4451 and the Company's Bylaws and, therefore, it will not be possible to indicate additional candidates by any shareholders to fill the remaining vacancies.

3.           Fiscal Council

3.1. Maximum Number of Members of the Fiscal Council, Election, and Term:

As per the terms of the Company Bylaws of Eletrobras, the Fiscal Council of Eletrobras will be comprised of 5 (five) members to be elected during the General Shareholders Meeting to be held on April 28, 2017, by the following shareholders:

(i)            (i) 3 (three) members elected by the majority shareholders, 01 (one) nominated by the Ministry of Treasury;

(ii)           (ii) 1 (one) member elected by the majority of the minority shareholders holding ordinary shares, in a separate vote, as under the Corporations Act; and

(iii)          (iii) 1 (one) member elected by the majority of the minority shareholders holding preferred shares, in a separate vote, as under the Corporations Act.

In the separate voting processes for shareholders holding ordinary stock and for shareholders holding preferred stock, respectively, the majority shareholder or any entities in which that shareholder exercises particular influence are prohibited from participating.

As per the terms of Circular CVM/SEP/No.01/2017, this prohibition is aimed at the shareholder, who must assess whether their vote is to any extent influenced by the majority shareholder, and if they decide to vote in the separate election, they must be prepared to present evidence to the shareholders that no such influence exists.

If the reform of the Articles of Incorporation of the Company is approved, as proposed in Item 1 of the Agenda of the General Ordinary and Extraordinary Meeting convened hereunder, the term of the members of the Fiscal Council to be elected on April 28, 2017 shall be two (02) years. Otherwise, the term will be 01 (one) year, based on the current wording of the Company Bylaws.

Annex 8

Amendments to the Articles of Incorporation of the Said Company

PROPOSED AMENDMENT TO THE ARTICLES OF INCORPORATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS	CURRENT ARTICLES OF INCORPORATION OF ELETROBRAS	JUSTIFICATION

CHAPTER I

Name, Organization, Headquarters, Duration and Object

CHAPTER I

	Name, Organization, Headquarters, Duration and Object	Ok

Art. 1 Centrais Elétricas Brasileiras S.A. – Eletrobras is a mixed capital corporation, whose constitution was made in accordance with the authorization provided by Federal Law 3,890-A, dated April 25, 1961 and whose organization was fixed according to the present Bylaws.

Art. 1 Centrais Elétricas Brasileiras S.A. – Eletrobras is a mixed capital corporation, whose constitution was made in accordance with the authorization provided by Federal Law 3,890-A, dated April 25, 1961 and whose organization was fixed according to the present Bylaws.

Ok

Art. 2 Eletrobras, being an organization from the indirect public federal administration, will be ruled by Law 3,890-A, of 1961, by the specific legislation of the corporate companies, and by special dispositions of federal laws, when applicable, and by the present Bylaws.

Art. 2 Eletrobras, being an organization from the indirect public federal administration, will be ruled by Law 3,890-A, of 1961, by the specific legislation of the corporate companies, and by special dispositions of federal laws, when applicable, and by the present Bylaws.

Ok

Sole paragraph. The company, its shareholders, managers and members of the Fiscal Council are subjected to the provisions of the Listing Rules of Corporate Governance Level 1 of BM&FBOVESPA (Regulation of Level 1).

Sole paragraph. The company, its shareholders, managers and members of the Fiscal Council are subjected to the provisions of the Listing Rules of Corporate Governance Level 1 of BM&FBOVESPA (Regulation of Level 1).

Ok

Art. 3 Eletrobras has its head offices in the Federal Capital and central office in the city of Rio de Janeiro, and will operate directly or through its subsidiaries or companies to which it may become associated, and aiming at its social objective, the company may also create offices, in Brazil and abroad.

Art. 3 Eletrobras has its head offices in the Federal Capital and central office in the city of Rio de Janeiro, and will operate directly or through its subsidiaries or companies to which it may become associated, and aiming at its social objective, the company may also create offices, in Brazil and abroad.

Ok

§ 1 Eletrobras, directly or through its subsidiaries, or controlled companies, may join, with or without allocation of funds, for the formation of consortia or participation in companies, with or without major participation in Brazil or abroad, which intended directly or indirectly to the operation of the production or transmission of electricity under a concession or authorization.

§ 1 Eletrobras, directly or through its subsidiaries, or controlled companies, may join, with or without allocation of funds, for the formation of consortia or participation in companies, with or without major participation in Brazil or abroad, which intended directly or indirectly to the operation of the production or transmission of electricity under a concession or authorization.

Ok

§ 2 The validity of any and all instruments executed by Eletrobras directly or through its subsidiaries or controlled companies, in order to achieve the possibilities provided in paragraph one of this article, is subject to the approval of at least 2/3 of all members of the Board of Directors.

§ 2 The validity of any and all instruments executed by Eletrobras directly or through its subsidiaries or controlled companies, in order to achieve the possibilities provided in paragraph one of this article, is subject to the approval of at least 2/3 of all members of the Board of Directors.

Ok

§ 3 For purposes of the association mentioned in the first paragraph, Eletrobras will be responsible for fundraising operations that are necessary for the performance of its social object as well as those of its subsidiaries or controlled companies, may delegate such activity to these, will be subject to the authorization by at least 2/3 of the Board of Directors.

§ 3 For purposes of the association mentioned in the first paragraph, Eletrobras will be responsible for fundraising operations that are necessary for the performance of its social object as well as those of its subsidiaries or controlled companies, may delegate such activity to these, will be subject to the authorization by at least 2/3 of the Board of Directors.

Ok

§ 4 In the subsidiary companies which Eletrobras might constitute, subject to previous legal authorization, the general principles of Law 3890-A, of 1961, will be applicable, except regarding the administrative structure, which could be adapted to the specific patterns and to the importance of the services of each company, as well as to the participation conditions of the other partners.

§ 4 In the subsidiary companies which Eletrobras might constitute, subject to previous legal authorization, the general principles of Law 3890-A, of 1961, will be applicable, except regarding the administrative structure, which could be adapted to the specific patterns and to the importance of the services of each company, as well as to the participation conditions of the other partners.

Ok
§ 5 The subsidiary companies will follow the administrative, financial, technical and accountant rules, as uniform as possible, established by Eletrobras.	§ 5 The subsidiary companies will follow the administrative, financial, technical and accountant rules, as uniform as possible, established by Eletrobras.	Ok
§ 6 The representatives from Eletrobras in the management of the companies, subsidiaries or not, in which Eletrobras participates, will be chosen by the Board of Directors.	§ 6 The representatives from Eletrobras in the management of the companies, subsidiaries or not, in which Eletrobras participates, will be chosen by the Board of Directors.	Ok
§ 7 The company is constituted without fixed established time.	§ 7 The company is constituted without fixed established time.	Ok
Art. 4 The corporate purpose of Eletrobras is:	Art. 4 The corporate purpose of Eletrobras is:	Ok

I - to carry out studies, projects, construction and the operation and building of power units and transmission lines and distribution of electric energy, as well as to enter into business transactions in connection with these activities, such as the trade of electric energy;

I - to carry out studies, projects, construction and the operation and building of power units and transmission lines and distribution of electric energy, as well as to enter into business transactions in connection with these activities, such as the trade of electric energy;

Ok
II - to cooperate with the Ministry to which it is subject, in order to establish the country energy policy;	II - to cooperate with the Ministry to which it is subject, in order to establish the country energy policy;	Ok

III - to grant loans to electric energy public utilities under its control, and to provide guaranties, in Brazil or abroad, in favor of electric power utilities, as well as to purchase bonds issued by Eletrobras;

III - to grant loans to electric energy public utilities under its control, and to provide guaranties, in Brazil or abroad, in favor of electric power utilities, as well as to purchase bonds issued by Eletrobras;

Ok
IV - to give guaranties, in Brazil or abroad, in favor of electric energy public utilities under its control;	IV - to give guaranties, in Brazil or abroad, in favor of electric energy public utilities under its control;	Ok

V - to promote and support researches of interest to the energy sector, connected with the generation, transmission and distribution of electric energy, as well as studies regarding the utilization of reservoirs for various purposes;

V - to promote and support researches of interest to the energy sector, connected with the generation, transmission and distribution of electric energy, as well as studies regarding the utilization of reservoirs for various purposes;

Ok

VI - to contribute to the training of the technical personnel required by the brazilian electric energy sector, as well as to the preparation of qualified labor, by means of specialized courses, whereto it may also grant assistance to educational entities in Brazil or scholarships abroad and may sign agreements with entities which cooperate in the formation of specialized technical personnel; and

VI - to contribute to the training of the technical personnel required by the brazilian electric energy sector, as well as to the preparation of qualified labor, by means of specialized courses, whereto it may also grant assistance to educational entities in Brazil or scholarships abroad and may sign agreements with entities which cooperate in the formation of specialized technical personnel; and

Ok
VII - to cooperate technically and administratively with the companies in which it is a shareholder and with the divisions of the Ministry to which it is subject.	VII - to cooperate technically and administratively with the companies in which it is a shareholder and with the divisions of the Ministry to which it is subject.	Ok
CHAPTER II Operations and Obligations	CHAPTER II Operations and Obligations

Art. 5 Eletrobras shall, as the technical, administrative and financial coordinating entity of the electric energy sector, as well as, through delegation of public power, in accordance with legal provisions in force, among other things:

Art. 5 Eletrobras shall, as the technical, administrative and financial coordinating entity of the electric energy sector, as well as, through delegation of public power, in accordance with legal provisions in force, among other things:

Ok

I - promote, through its regional subsidiaries, the construction and the respective operation of power centers of interest beyond the state and, high and extra-high tension transmission systems, aiming at an inter-state integration of electric systems and transmission systems destined to transport electric energy produced in bi-national enterprises for the utilization of energy;

I - promote, through its regional subsidiaries, the construction and the respective operation of power centers of interest beyond the state and, high and extra-high tension transmission systems, aiming at an inter-state integration of electric systems and transmission systems destined to transport electric energy produced in bi-national enterprises for the utilization of energy;

Ok
II - promote studies of power plants based upon non-conventional primary sources of electricity;	II - promote studies of power plants based upon non-conventional primary sources of electricity;	Ok

III - give its opinion on electric energy concessions requested to the Electric Energy National Agency (ANEEL), inclusively on the technical, economic and financial adequacy of the electric-nuclear plant projects to the electric energy utility systems;

III - give its opinion on electric energy concessions requested to the Electric Energy National Agency (ANEEL), inclusively on the technical, economic and financial adequacy of the electric-nuclear plant projects to the electric energy utility systems;

Ok
IV - develop rural power supply programs;	IV - develop rural power supply programs;	Ok
V - participate in associations or organizations of technical, scientific and entrepreneurial nature, of regional, national or international scope, which may interest the electric energy sector;	V - participate in associations or organizations of technical, scientific and entrepreneurial nature, of regional, national or international scope, which may interest the electric energy sector;	Ok
VI - promote the preparation, follow-up and control of the multi-annual budget of the electric energy sector;	VI - promote the preparation, follow-up and control of the multi-annual budget of the electric energy sector;	Ok
VII - act as an executive body of the statistic information system of the electric energy sector;	VII - act as an executive body of the statistic information system of the electric energy sector;	Ok
VIII - contribute to the conservation of the environment given the principles of sustainable development;	VIII - contribute to the conservation of the environment given the principles of sustainable development;	Ok
IX - coordinate activities connected with the promotion and incentive of the national industry of materials and equipment intended for the electric energy sector;	IX - coordinate activities connected with the promotion and incentive of the national industry of materials and equipment intended for the electric energy sector;	Ok
X - develop programs of technical regulation, standardization and quality control connected with equipment and materials designed for the electric energy sector;	X - develop programs of technical regulation, standardization and quality control connected with equipment and materials designed for the electric energy sector;	Ok
XI - develop programs, projects and activities to stimulate and guide the consumers, in order to balance electric energy supply and demand; and	XI - develop programs, projects and activities to stimulate and guide the consumers, in order to balance electric energy supply and demand; and	Ok
XII - participate, according to on-going legislation, of programs for increasing the usage of alternative sources of electric power generation.	XII - participate, according to on-going legislation, of programs for increasing the usage of alternative sources of electric power generation.	Ok
CHAPTER III Capital and Shares	CHAPTER III Capital and Shares

Art. 6 The share capital of the company amounts to R$ 31,305,331,463.74 (thirty- one billion three hundred and five million three hundred and thirty-one thousand four hundred and sixty-three reais and seventy- four cents), divided into 1,087,050,297 common shares, 146,920 Class “A” preferred shares and 265,436,883 Class “B" preferred shares, all of them without par value.

Art. 6 The share capital of the company amounts to R$ 31,305,331,463.74 (thirty- one billion three hundred and five million three hundred and thirty-one thousand four hundred and sixty-three reais and seventy- four cents), divided into 1,087,050,297 common shares, 146,920 Class “A” preferred shares and 265,436,883 Class “B" preferred shares, all of them without par value.

Ok
Art. 7 Eletrobras` shares shall be:	Art. 7 Eletrobras` shares shall be:	Ok
I - common, under nominative form, entitled to vote; and	I - common, under nominative form, entitled to vote; and	Ok
II - preferred, under nominative form, non- entitled to vote at Shareholders’ Meetings;	II - preferred, under nominative form, non- entitled to vote at Shareholders’ Meetings;	Ok

§ 1 Both kinds of shares may be kept in deposit accounts in the names of their respective holders, in the form of book shares, without the issue of any stock certificates, in a financial institution appointed by the Board of Directors of Eletrobras.

§ 1 Both kinds of shares may be kept in deposit accounts in the names of their respective holders, in the form of book shares, without the issue of any stock certificates, in a financial institution appointed by the Board of Directors of Eletrobras.

Ok

§ 2 Whenever a transfer of ownership of shares occurs, the finance company in which they are deposited may collect from the assigning shareholder the cost of any services in connection with the brazilian transfer thereof, subject to maximum rates established by the Securities and Exchange Commission (CVM).

§ 2 Whenever a transfer of ownership of shares occurs, the finance company in which they are deposited may collect from the assigning shareholder the cost of any services in connection with the brazilian transfer thereof, subject to maximum rates established by the Securities and Exchange Commission (CVM).

Ok
Art. 8 Preferred shares cannot be converted into common shares and shall have preferential right to reimbursement of capital and distribution of dividends.	Art. 8 Preferred shares cannot be converted into common shares and shall have preferential right to reimbursement of capital and distribution of dividends.	Ok

§ 1 Preferred Class “A” shares, which are those subscribed until June 23, 1969, and bonus shares resulting from said shares, shall be entitled to priority in the distribution of dividends, of eight per cent over the capital linked to that type and class of shares, to be equally divided between them.

§ 1 Preferred Class “A” shares, which are those subscribed until June 23, 1969, and bonus shares resulting from said shares, shall be entitled to priority in the distribution of dividends, of eight per cent over the capital linked to that type and class of shares, to be equally divided between them.

Ok

§ 2 Preferred class “B” shares, which are those subscribed after June 23, 1969, shall be entitled to priority in the distribution of dividends, at six per cent over the capital linked to that type and class of shares, to be equally divided between them.

§ 2 Preferred class “B” shares, which are those subscribed after June 23, 1969, shall be entitled to priority in the distribution of dividends, at six per cent over the capital linked to that type and class of shares, to be equally divided between them.

Ok

§ 3 Preferred shares shall participate, in equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in 1st and 2nd paragraphs, in light of the following paragraph.

§ 3 Preferred shares shall participate, in equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in 1st and 2nd paragraphs, in light of the following paragraph.

OK
§ 4 Preferred shares shall be entitled to the receiving of dividends, by each share, at least ten per cent above the dividend linked to each common share.	§ 4 Preferred shares shall be entitled to the receiving of dividends, by each share, at least ten per cent above the dividend linked to each common share.	OK

Art. 9 Eletrobras‟ capital increases shall be implemented by means of public or private subscription and incorporation of reserves, resources thus obtained being capitalized in accordance with the laws in force.

Art. 9 Eletrobras‟ capital increases shall be implemented by means of public or private subscription and incorporation of reserves, resources thus obtained being capitalized in accordance with the laws in force.

Ok

§ 1 When capital increases take place, legal entities governed by public domestic law shall be assured preemptive rights to Eletrobras’ shares, provided however, that the Federal

Government subscribes for a number of common shares, in order to ensure it a minimum of 50% plus one share of the voting capital.

§ 1 When capital increases take place, legal entities governed by public domestic law shall be assured preemptive rights to Eletrobras’ shares, provided however, that the Federal

Government subscribes for a number of common shares, in order to ensure it a minimum of 50% plus one share of the voting capital.

Ok

§ 2 Eletrobras shall make effective a capital increase, by means of subscription of shares or conversion of bonds or share credits, until the limit of 2/3 of preferred shares, in relation to the total of issued shares.

§ 2 Eletrobras shall make effective a capital increase, by means of subscription of shares or conversion of bonds or share credits, until the limit of 2/3 of preferred shares, in relation to the total of issued shares.

Ok
Art. 10. The paying up of shares shall comply with terms and regulations stipulated by the Board of Directors of Eletrobras.	Art. 10. The paying up of shares shall comply with terms and regulations stipulated by the Board of Directors of Eletrobras.	Ok

Sole paragraph. The shareholder who does not make payment in compliance with the terms and regulations set forth in this article shall be legally liable for the payment of price index, with 12% (twelve per cent) interest p.a. and a fine of 10% (ten per cent) calculated over the overdue installment.

Sole paragraph. The shareholder who does not make payment in compliance with the terms and regulations set forth in this article shall be legally liable for the payment of price index, with 12% (twelve per cent) interest p.a. and a fine of 10% (ten per cent) calculated over the overdue installment.

Ok
Art. 11. Eletrobras may issue multiple share certificates	Art. 11. Eletrobras may issue multiple share certificates	Ok

§ 1 Any reverse split or split of shares may be made upon the shareholder's request, provided that the expenses incurred with the substitution of certificates, which can never be above the real cost, shall run to the shareholder's account.

§ 1 Any reverse split or split of shares may be made upon the shareholder's request, provided that the expenses incurred with the substitution of certificates, which can never be above the real cost, shall run to the shareholder's account.

OK
§ 2 The services of conversion, transfer and split of shares may be temporarily suspended, in accordance with the principles and limitations of the laws in force.	§ 2 The services of conversion, transfer and split of shares may be temporarily suspended, in accordance with the principles and limitations of the laws in force.	Ok
Art. 12. Eletrobras may issue non- convertible bonds and debentures, the latter with or without the guarantee of the National Treasury.	Art. 12. Eletrobras may issue non- convertible bonds and debentures, the latter with or without the guarantee of the National Treasury.	Ok

Art. 13. Eletrobras, after deliberation by the Board of Directors, may purchase its own shares for cancellation, maintenance in Treasury or further sale, up to the value of revenues and reserves, except for the legal reserve, in accordance with legal and regulatory measures.

Art. 13. Eletrobras, after deliberation by the Board of Directors, may purchase its own shares for cancellation, maintenance in Treasury or further sale, up to the value of revenues and reserves, except for the legal reserve, in accordance with legal and regulatory measures.

Ok

Art. 14. The ransom of shares of one or more classes may be effected according to deliberation taken at the Extraordinary Shareholders’ Meeting, not dependent upon approval by the Special Shareholders’ Meeting, according to the types and classes into consideration.

Art. 14. The ransom of shares of one or more classes may be effected according to deliberation taken at the Extraordinary Shareholders’ Meeting, not dependent upon approval by the Special Shareholders’ Meeting, according to the types and classes into consideration.

Ok
CHAPTER IV Management	CHAPTER IV Management	Ok
Art. 15. The management of Eletrobras, in the form of the present Bylaws and based on on-going legislation, is the responsibility of the Board of Directors and to the Board of Executive Officers.	Art. 15. The management of Eletrobras, in the form of the present Bylaws and based on on-going legislation, is the responsibility of the Board of Directors and to the Board of Executive Officers.	Ok

Art. 16. It is private of brazilian individuals, the exercise of the functions of the management of Eletrobras members, whose members of the Board of Executive Officers be resident in the country, may be required for any position of manager, the security management provided by current law.

Art. 16. It is private of brazilian individuals, the exercise of the functions of the management of Eletrobras members, whose members of the Board of Executive Officers be resident in the country, may be required for any position of manager, the security management provided by current law.

Ok

§ 1 The minutes from the Shareholders’ Meeting, or meeting of the Board of Directors, which had elected, respectively, directors and executive officers, should explicit the qualifications of each of the chosen and their mandate period, and when the law demands certain requirements for taking office in Eletrobras management, only the person who has shown evidence of such requirements, which will be filed at the social office.

§ 1 The minutes from the Shareholders’ Meeting, or meeting of the Board of Directors, which had elected, respectively, directors and executive officers, should explicit the qualifications of each of the chosen and their mandate period, and when the law demands certain requirements for taking office in Eletrobras management, only the person who has shown evidence of such requirements, which will be filed at the social office.

Ok

§ 2 Persons who are declared to be disabled by act of CVM are not entitled to take management offices, or those subject to special law, or condemned for bankruptcy, deviated from rectitude, or bribery, against people`s economy, public faith or property or criminal offense, which prevent access to public appointments.

§ 2 Persons who are declared to be disabled by act of CVM are not entitled to take management offices, or those subject to special law, or condemned for bankruptcy, deviated from rectitude, or bribery, against people`s economy, public faith or property or criminal offense, which prevent access to public appointments.

Ok

§ 3 The main controller shall not discuss subjects with their conflicting interests or relative to others under its influence, in terms of article 156 of Law 6.404 of 1976. In this case, must register with the divergence minutes and refrain from discussing the subject.

§ 3 The main controller shall not discuss subjects with their conflicting interests or relative to others under its influence, in terms of article 156 of Law 6.404 of 1976. In this case, must register with the divergence minutes and refrain from discussing the subject.

Ok

Art 17. The Board of Directors shall consist of ten members, with unblemished reputation and good character, elected at the Shareholders Meeting, which shall appoint the Chairman among them, with a unified term of office of 2 (two) years, with a maximum of 3 (three) consecutive renewals, except for the employee's representative, who will only be allowed one re-election, under the terms of the current legislation, thus constituted:

Art. 17. The Board of Directors shall consist of ten members, with unblemished reputation and moral standing, elected by the Shareholders’ Meeting, and who will designate the Chairman from among them, with a unified term of (01) one year, subject to re-election, as follows:

Wording adjustment according to Eletrobras guidelines in compliance with art. 13, item VI of Law 13,303, art. 24, item VI of Decree No. 8,945, art. 6 of Ordinance No. 026/2011 of the MP and Official Letter 358/2017/PGFN/CAS.

Legal Effect - adequacy to be compatible with current legislation.

Economic Effect - There is no economic effect to be evaluated.

I - six directors chosen from among brazilians of outstanding knowledge and experience appointed by the Minister of Mines and Energy;	I - six directors chosen from among brazilians of outstanding knowledge and experience appointed by the Minister of Mines and Energy;	Ok
II - one director appointed by the Minister of Planning and Budget, according to the law;	II - one director appointed by the Minister of Planning and Budget, according to the law;	Ok
III - one director elected by minority shareholders, natural persons and private law companies;	III - one director elected by minority shareholders, natural persons and private law companies;	Ok

IV - one director elected by a separate vote, during the Shareholders’ Meeting, by holders of preferred shares issued by Eletrobras, representing at least ten percent of the capital. The controlling shareholder shall be excluded; and

IV - one director elected by a separate vote, during the Shareholders’ Meeting, by holders of preferred shares issued by Eletrobras, representing at least ten percent of the capital. The controlling shareholder shall be excluded; and

Ok

V - one director elected representing the employees, chosen by direct vote of his peers among the employees in an election organized by the company in conjunction with the unions that represent them under the law.

V - one director elected representing the employees, chosen by direct vote of his peers among the employees in an election organized by the company in conjunction with the unions that represent them under the law.

Ok

§ 1 May only exercise the right predicted in item IV above, the preferred shareholders who prove that held their shares during the period of three months at least, immediately preceding the Shareholders’ Meeting.

§ 1 May only exercise the right predicted in item IV above, the preferred shareholders who prove that held their shares during the period of three months at least, immediately preceding the Shareholders’ Meeting.

Ok

§ 2 The director representative of employees, provided for in item V, will not participate in discussions and deliberations on subjects involving labor relations, compensation, benefits and advantages, including subjects of pension and health care, cases in which the set is conflict of interest.

§ 2 The director representative of employees, provided for in item V, will not participate in discussions and deliberations on subjects involving labor relations, compensation, benefits and advantages, including subjects of pension and health care, cases in which the set is conflict of interest.

Ok

§ 3 In subjects on which it is configured conflict of interest director representative of the employees referred to in item V, the resolution of the Board of Directors will take place at a special meeting convened for that purpose only, which does not participate in such a director.

§ 3 In subjects on which it is configured conflict of interest director representative of the employees referred to in item V, the resolution of the Board of Directors will take place at a special meeting convened for that purpose only, which does not participate in such a director.

Ok

Art 18. The Board of Executive Officers shall be composed of the President and the directors, with unified management term of 02 (two) years, with a maximum of 03 (three) consecutive renewals being permitted.

Art. 18. The Board of Executive Officers shall consist of the Chief Executive Officer and the executive officers.

Wording adjustment according to Eletrobras guidelines for compliance with art. 13, item VI of Law 13,303, art. 24, subsection VII of Decree No. 8,945 and Official Letter No. 358/2017/PGFN/CAS.

Legal Effect - adequacy to be compatible with current legislation.

Economic Effect - There is no economic effect to be evaluated.

Sole paragraph. The Chief Executive Officer – CEO of Eletrobras will be chosen from among the members of the Board of Directors. The same person cannot occupy the position of CEO of the company and Chairman of the Board of Directors.

Sole paragraph. The Chief Executive Officer – CEO of Eletrobras will be chosen from among the members of the Board of Directors. The same person cannot occupy the position of CEO of the company and Chairman of the Board of Directors.

Ok
Art. 19. Each member of the management bodies shall, prior to his entrance and on leaving office, submit a statement of assets, which shall be entered in the adequate book.	Art. 19. Each member of the management bodies shall, prior to his entrance and on leaving office, submit a statement of assets, which shall be entered in the adequate book.	Ok

Art. 20. Directors and executive officers will enter their offices after signing their investiture, undersigned by the Chief Executive Officer and by the director or executive officer that took office, at the minute book from Board of Directors of Eletrobras, or the Board of Executive Officers, as the case may be.

Art. 20. Directors and executive officers will enter their offices after signing their investiture, undersigned by the Chief Executive Officer and by the director or executive officer that took office, at the minute book from Board of Directors of Eletrobras, or the Board of Executive Officers, as the case may be.

Ok
§ 1 The term of the directors and the officers shall be unified.	There is no correlation

Inclusion of legal instrument according to the Commission to comply with Act No. 13,303, art. 13 and Decree No. 8,945, art. 24.

Legal Effect - adequacy to be compatible with current legislation.

Economic Effect - There is no economic effect to be evaluated.

§ 2 In the event that the Chief Executive Officer of Eletrobras is taking office, the Minister of State to which Eletrobras is subordinated, will also sign the investiture.	§ 1 In the event that the Chief Executive Officer of Eletrobras is taking office, the Minister of State to which Eletrobras is subordinated, will also sign the investiture.	Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

§ 3 In the event that such investiture is not signed within thirty days following the indication, the appointment will be canceled, except for the presentation of a justification accepted by the office to which the member has been appointed.

§ 2 In the event that such investiture is not signed within thirty days following the indication, the appointment will be canceled, except for the presentation of a justification accepted by the office to which the member has been appointed.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

§ 4 The investiture must contain, subject to becoming null, the indication of at least one residence in which the manager will receive intimations in administration and legal process regarding their management, which shall be deemed accomplished by means of delivery to the indicated address, which could only be altered by written notification to Eletrobras.

§ 3 The investiture must contain, subject to becoming null, the indication of at least one residence in which the manager will receive intimations in administration and legal process regarding their management, which shall be deemed accomplished by means of delivery to the indicated address, which could only be altered by written notification to Eletrobras.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

§ 5 Taking of office of the Board of Directors and the Board of Executive Officers is subject to the previous subscription of the “Termo de Anuência dos Administradores”, pursuant to the Regulation of Level 1 as well as the applicable legal requirements.

§ 4 Taking of office of the Board of Directors and the Board of Executive Officers is subject to the previous subscription of the “Termo de Anuência dos Administradores”, pursuant to the Regulation of Level 1 as well as the applicable legal requirements.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
Art. 21. The term of management of the members of the Board of Directors and of the Executive Board shall be extended until the effective investiture of the new members.	There is no correlation

Inclusion of legal instrument according to SEST and Official Letter 358/2017/PGFN/CAS

Legal Effect - adequacy to be compatible with current legislation (article 150, § 4 of Law 6,404/76).

Economic Effect - There is no economic effect to be evaluated.

§ 1 For the deadlines set forth in the head provision of articles 17 and 18, it will be considered the previous periods of management or performance occurred within less than 02 (two) years and the transfer of Officer to another Board of Eletrobras.

There is no correlation

Inclusion of legal instrument according to Eletrobras guidelines for compliance with art. 24, §2 of Decree No. 8,945 and Official Letter 358/2017/PGFN/CAS.

Legal Effect - adequacy to be compatible with current legislation.

Economic Effect - There is no economic effect to be evaluated.

§ 2 Once the maximum management deadlines set forth in the head provision of articles 17 and 18 were reached, the return of the director or officer for the same company can only occur after a period equivalent to a term of management or performance.

There is no correlation

Inclusion of a legal instrument according to Eletrobras guidelines for compliance with art. 24, §4 of Decree 8,945 and Official Letter 358/2017/PGFN/CAS.

Legal Effect - adequacy to be compatible with current legislation.

Economic Effect - There is no economic effect to be evaluated.

§ 3 For the purposes of the provisions of the caput of article 18, in the case of a publicly-held state company, the election of a director to act in another director's office of the same company is not considered a renewal.

There is no correlation

Inclusion of a legal instrument according to Eletrobras guidelines for compliance with art. 24, §3 of Decree 8,945 and Official Letter 358/2017/ PGFN/CAS.

Legal Effect - adequacy to be compatible with current legislation.

Economic Effect - There is no economic effect to be evaluated.

Art. 22. The Board of Directors of Eletrobras and the Board of Executive Officers may hold meetings when the majority of their members are present and their decisions shall be taken, respectively, by voting of the majority of the directors and executive officers present at the meetings.

Art. 21. The Board of Directors of Eletrobras and the Board of Executive Officers may hold meetings when the majority of their members are present and their decisions shall be taken, respectively, by voting of the majority of the directors and executive officers present at the meetings.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
§ 1 Minutes should be drawn up after each meeting, and said minutes shall be signed by all the members present.	§ 1 Minutes should be drawn up after each meeting, and said minutes shall be signed by all the members present.	Ok
§ 2 The Board of Directors of Eletrobras shall meet ordinarily, once a month, and the Board of Executive Officers, once a week.	§ 2 The Board of Directors of Eletrobras shall meet ordinarily, once a month, and the Board of Executive Officers, once a week.	Ok

§ 3 It is the responsibility of the Chairman of the Board of Directors and the Chief Executive Officer or to the majority of the members of each committee of the company`s management, to call, extraordinarily, the meetings of Board of Directors of Eletrobras and of the Board of Executive Officers.

§ 3 It is the responsibility of the Chairman of the Board of Directors and the Chief Executive Officer or to the majority of the members of each committee of the company`s management, to call, extraordinarily, the meetings of Board of Directors of Eletrobras and of the Board of Executive Officers.

Ok

§ 4 The Chairman of the Board of Directors and the Chief Executive Officer are entitled, besides their personal votes, to the casting vote in connection with decisions of Board of Directors of Eletrobras and resolutions of the Board of Executive Officers.

§ 4 The Chairman of the Board of Directors and the Chief Executive Officer are entitled, besides their personal votes, to the casting vote in connection with decisions of Board of Directors of Eletrobras and resolutions of the Board of Executive Officers.

Ok
CHAPTER V Board of Directors	CHAPTER V Board of Directors	Ok

Art. 23. It shall be incumbent upon the Board of Directors of Eletrobras to establish fundamental guidelines for the management of Eletrobras, on its members’ motions or motions which the Board of Executive Officers submits for its consideration and decision, as well as to exercise an overall control of Eletrobras, by supervising the enforcement of the guidelines thus established, following up the execution of approved programs and verifying the results obtained.

Art. 22. It shall be incumbent upon the Board of Directors of Eletrobras to establish fundamental guidelines for the management of Eletrobras, on its members’ motions or motions which the Board of Executive Officers submits for its consideration and decision, as well as to exercise an overall control of Eletrobras, by supervising the enforcement of the guidelines thus established, following up the execution of approved programs and verifying the results obtained.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
§ 1 The Board of Directors will meet at least once a year without the presence of the Chief Executive Officer.	§ 1 The Board of Directors will meet at least once a year without the presence of the Chief Executive Officer.	Ok
§ 2 The Board of Directors will meet at least twice a year with the presence of external auditors.	§ 2 The Board of Directors will meet at least twice a year with the presence of external auditors.	OK
Art. 24. It is not allowed to be elected for the office of director, except by decision of the Shareholders’ Meeting, a person who:	Art. 23. It is not allowed to be elected for the office of director, except by decision of the Shareholders’ Meeting, a person who:	Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
I - takes offices in companies which might be considered competitors in their segment, mainly, in advisory councils, board of directors or fiscal councils;	I - takes offices in companies which might be considered competitors in their segment, mainly, in advisory councils, board of directors or fiscal councils;	Ok
II - holds conflicting interest with those of Eletrobras; and	II - holds conflicting interest with those of Eletrobras; and	Ok
III - hold office in more than five councils, including Eletrobras.	III - hold office in more than five councils, including Eletrobras.	Ok
Sole Paragraph. The remuneration of the director will obey with current legislation.	Sole Paragraph. The remuneration of the director will obey with current legislation.	Ok
Art. 25. The director who fails to attend two consecutive meetings, without a justifiable motive, will be dismissed from his office.	Art. 24. The director who fails to attend two consecutive meetings, without a justifiable motive, will be dismissed from his office.	Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
Art. 26. With the exercise of its capacity, it shall be incumbent upon Board of Directors of Eletrobras to decide about the following matters:	Art. 25. With the exercise of its capacity, it shall be incumbent upon Board of Directors of Eletrobras to decide about the following matters:	Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
I - to decide on the organization of subsidiary companies or the cessation of the participation of Eletrobras in said companies;	I - to decide on the organization of subsidiary companies or the cessation of the participation of Eletrobras in said companies;	Ok

II - discuss the association, directly or through subsidiary or controlled companies, with or without the allocation of resources for setting up consortia or participation in companies, with or without control, in Brazil or abroad, which are intended directly or indirectly to explore the production or transmission of electricity under a concession or authorization;

II - discuss the association, directly or through subsidiary or controlled companies, with or without the allocation of resources for setting up consortia or participation in companies, with or without control, in Brazil or abroad, which are intended directly or indirectly to explore the production or transmission of electricity under a concession or authorization;

Ok
III - define the policy of granting loans and financing, not allowing to grant to managers, members of the Fiscal Council, employees and majority shareholder;	III - define the policy of granting loans and financing, not allowing to grant to managers, members of the Fiscal Council, employees and majority shareholder;	Ok

IV - besides the assumptions of deliberation of power by the Board of Directors, by legal force, to display evidence about acts and to approve contracts regarding funds whose amount is over 0.02% of the company`s stockholders equity, including, without limitation, the granting of financing to utility electric energy companies, under its control, and the attainment of loans in Brazil and abroad;

IV - besides the assumptions of deliberation of power by the Board of Directors, by legal force, to display evidence about acts and to approve contracts regarding funds whose amount is over 0.02% of the company`s stockholders equity, including, without limitation, the granting of financing to utility electric energy companies, under its control, and the attainment of loans in Brazil and abroad;

Ok
V - to approve the granting of guarantee to loans taken in Brazil or abroad, on behalf of electric energy public utilities under its control;	V - to approve the granting of guarantee to loans taken in Brazil or abroad, on behalf of electric energy public utilities under its control;	Ok
VI - to decide on the organization of technical - scientific research entities which interest the energy power sector, as well as the granting of loans and guarantees to those under its control;	VI - to decide on the organization of technical - scientific research entities which interest the energy power sector, as well as the granting of loans and guarantees to those under its control;	Ok
VII - to call the Shareholders’ Meeting, in the events stipulated by Law 6.404 of 1976, or whenever it deems convenient;	VII - to call the Shareholders’ Meeting, in the events stipulated by Law 6.404 of 1976, or whenever it deems convenient;	Ok
VIII - to fix the distribution of functions among the members of the Board of Executive Officers;	VIII - to fix the distribution of functions among the members of the Board of Executive Officers;	Ok
IX - to propose to the Shareholders’ Meeting a capital increase, issuance of shares, subscription bonds and debentures of Eletrobras, except the one described on item X;	IX - to propose to the Shareholders’ Meeting a capital increase, issuance of shares, subscription bonds and debentures of Eletrobras, except the one described on item X;	Ok
X - authorize the acquisition of shares of Eletrobras, to be canceled or held in treasury for subsequent sale, and to decide on the issuance of non-convertible debentures;	X - authorize the acquisition of shares of Eletrobras, to be canceled or held in treasury for subsequent sale, and to decide on the issuance of non-convertible debentures;	Ok
XI - to decide on the negotiation of shares or debentures;	XI - to decide on the negotiation of shares or debentures;	Ok
XII - to authorize the sale of permanent assets and the creation of real property liens;	XII - to authorize the sale of permanent assets and the creation of real property liens;	Ok
XIII - to approve the estimates of revenues, general appropriation of expenditure and provision for investments of Eletrobras in each business year, exercising their respective control;	XIII - to approve the estimates of revenues, general appropriation of expenditure and provision for investments of Eletrobras in each business year, exercising their respective control;	Ok
XIV - to elect and dismiss the company`s officers, to control the management of its members, and to examine, at any time, the books and reports of Eletrobras;	XIV - to elect and dismiss the company`s officers, to control the management of its members, and to examine, at any time, the books and reports of Eletrobras;	Ok
XV - approve the management’s reports and internal controls, as well as those of the Board of Executive Officers;	XV - approve the management’s reports and internal controls, as well as those of the Board of Executive Officers;	Ok

XVI - to select and to dismiss the independent auditors and also to select and to dismiss the financial institution which will be responsible for book keeping Eletrobras’ shares, under the name of their respective owner, in book entry form, according to the 1st paragraph of article 7th of the present Bylaws;

XVI - to select and to dismiss the independent auditors and also to select and to dismiss the financial institution which will be responsible for book keeping Eletrobras’ shares, under the name of their respective owner, in book entry form, according to the 1st paragraph of article 7th of the present Bylaws;

Ok
XVII - to establish the fundamental guidelines of the administrative organization of Eletrobras;	XVII - to establish the fundamental guidelines of the administrative organization of Eletrobras;	Ok

XXVIII - selection of Eletrobras’ representatives in the management of either subsidiary companies or not, in which it participates, being appointed for those functions, preferably, company`s employees or from subsidiaries;

XVIII - selection of Eletrobras’ representatives in the management of either subsidiary companies or not, in which it participates, being appointed for those functions, preferably, company`s employees or from subsidiaries;

Ok
XIX - to decide on sale expropriations	XIX - to decide on sale expropriations;	Ok
XX - to decide on relevant matters regarding the activities of Eletrobras;	XX - to decide on relevant matters regarding the activities of Eletrobras;	Ok
XXI - to develop and to alter its internal regulations;	XXI - to develop and to alter its internal regulations;	Ok

XXII - resolve on the declaration of interim dividends and on the payment of interest on capital, at the proposal of the Executive Board, in accordance with the provisions of art. 34, item XII, hereof;

XXII - to decide on the declaration of intermediate dividends and on the payment of interest on own capital, proposed by the Board of Executive Officers, according to article 33, item XII of the present Bylaws;

Wording Adjustment Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
XXIII - grant vacation or license to the Chief Executive Officer	XXIII - grant vacation or license to the Chief Executive Officer	Ok
XXIV - establish the number of functions of trust of the top management of Eletrobras, pursuant to item II of art. 53 hereof;	XXIV - to establish the number of functions in confidence of the superior management of Eletrobras, according to the terms of item II, article 52 of the present Bylaws;	Wording Adjustment Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

XXV - approve the signing of the corporate performance goals - CMDE, through which the Eletrobras Group undertake to comply with the strategic guidelines defined there to meet the goals and outcomes established by the parent;

XXV - approve the signing of the corporate performance goals - CMDE, through which the Eletrobras Group undertake to comply with the strategic guidelines defined there to meet the goals and outcomes established by the parent;

Ok

XXVI - perform formal evaluation of the Board of Executive Officers and the Board of Directors, according to criteria provided in the Internal Regulation, in order to assist in the decision making of the shareholders regarding the reappointment of members;

XXVI - perform formal evaluation of the Board of Executive Officers and the Board of Directors, according to criteria provided in the Internal Regulation, in order to assist in the decision making of the shareholders regarding the reappointment of members;

Ok
XVII - decide on the creation, termination and operation of committees to support the Board for further discussion of strategic studies, observing the law; and	XVII - decide on the creation, termination and operation of committees to support the Board for further discussion of strategic studies, observing the law; and	Ok
XXVIII - to decide on cases not provided for in the present Bylaws.	XXVIII - to decide on cases not provided for in the present Bylaws.	Ok

Sole paragraph. The minutes of meetings from the Board of Directors of Eletrobras will be filed at Trade Registration (Registro do Comércio) and the minutes containing decisions bearing effects to third parties will be published.

Sole paragraph. The minutes of meetings from the Board of Directors of Eletrobras will be filed at Trade Registration (Registro do Comércio) and the minutes containing decisions bearing effects to third parties will be published.

Ok

Art. 27. The Board of Directors, in each fiscal year, shall submit to the decision of the Annual Meeting the management report, the balance sheet, income statement for the year, statement of retained earnings or losses, statement of sources and uses of funds, such as the proposal for the distribution of dividends and the application of surplus values, attaching its opinion and the opinion of the Fiscal Council, pursuant to item XII of art. 34, and the certificate of independent auditors.

Art. 26. In each business year, the Board of Directors of Eletrobras shall examine and submit for the approval of the Shareholders’ Meeting the management’s report, balance sheet, statement of income, accumulated profit and loss statement, sources and uses of funds, as well as a proposal for the allotment of dividends and the investment of surplus, with its annexed opinion and the opinion from the Fiscal Council, according to item XII, of article 33, and an independent auditors’ certificate.

Word Adjustment and Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

Art. 28. In the event of a vacancy in the office of Chairman of the Board of Directors, the substitute shall be elected, in the first meeting of the Board of Directors, remaining on the office until the next Shareholders’ Meeting.

Art. 27. In the event of a vacancy in the office of Chairman of the Board of Directors, the substitute shall be elected, in the first meeting of the Board of Directors, remaining on the office until the next Shareholders’ Meeting.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

Art. 29. In the event of a vacancy in the office of a director, the substitute shall be appointed by the remaining directors and shall act until the first Shareholders’ Meeting, according to article 150 of Law 6,404 of 1976.

Art. 28. In the event of a vacancy in the office of a director, the substitute shall be appointed by the remaining directors and shall act until the first Shareholders’ Meeting, according to article 150 of Law 6,404 of 1976.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
Sole paragraph. The chosen director shall finish the mandate of replaced director.	Sole paragraph. The chosen director shall finish the mandate of replaced director.	Ok

Art. 30. Members of the Board of Directors and of the Board of Executive Officers shall be responsible, under the terms of article 158, of Law 6,404 of 1976, individually and in sympathy, for the acts performed by them and for the damages caused by them on the company.

Art. 29. Members of the Board of Directors and of the Board of Executive Officers shall be responsible, under the terms of article 158, of Law 6,404 of 1976, individually and in sympathy, for the acts performed by them and for the damages caused by them on the company.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

§ 1 Eletrobras will ensure defense for the members and ex-members of the Board of Executive Officers, Board of Directors and Fiscal Council in judicial and administrative suits set against them relating to behavior performed while in office, provided there was not incompatibility with the company`s interests.

§ 1 Eletrobras will ensure defense for the members and ex-members of the Board of Executive Officers, Board of Directors and Fiscal Council in judicial and administrative suits set against them relating to behavior performed while in office, provided there was not incompatibility with the company`s interests.

Ok

§ 2 The benefit provided in the first paragraph of this article shall apply, as appropriate, and at the discretion of the Board of Directors, occupants and former occupants of positions of trust and other employees regularly invested with the powers delegated to managers.

§ 2 The benefit provided in the first paragraph of this article shall apply, as appropriate, and at the discretion of the Board of Directors, occupants and former occupants of positions of trust and other employees regularly invested with the powers delegated to managers.

Ok
§ 3 Benefits as mentioned shall comply with terms established by the Board of Directors, once the legal department of Eletrobras has been consulted with.	§ 3 Benefits as mentioned shall comply with terms established by the Board of Directors, once the legal department of Eletrobras has been consulted with.	Ok

§ 4 Eletrobras can keep, in the way and length as defined by the Board of Directors, in accordance with the 1st and 2nd paragraphs, contract of permanent legal liability in favor of the people mentioned to protect them from the responsibility of acts or facts by which they could be held accountable or administratively.

§ 4 Eletrobras can keep, in the way and length as defined by the Board of Directors, in accordance with the 1st and 2nd paragraphs, contract of permanent legal liability in favor of the people mentioned to protect them from the responsibility of acts or facts by which they could be held accountable or administratively.

Ok

§ 5 If any of the mentioned members is convicted, and not allowed further appeal in respect to company´s Bylaws or deriving from an act with deceitfulness or guilt, such member shall reimburse Eletrobras the total costs and expenses deriving from defense procedures as mentioned within the 1st paragraph, besides fortuitous damages to the image of the company.

§ 5 If any of the mentioned members is convicted, and not allowed further appeal in respect to company´s Bylaws or deriving from an act with deceitfulness or guilt, such member shall reimburse Eletrobras the total costs and expenses deriving from defense procedures as mentioned within the 1st paragraph, besides fortuitous damages to the image of the company.

Ok

Art. 31. The Board of Directors shall elaborate internal regulation, in order to enhance its working, in light of the rules for its composition and competence fixed on the present Bylaws and on-going legislation.

Art. 30. The Board of Directors shall elaborate internal regulation, in order to enhance its working, in light of the rules for its composition and competence fixed on the present Bylaws and on-going legislation.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
CHAPTER VI The Board of Executive Officers	CHAPTER VI The Board of Executive Officers	Ok
Art. 32. The general management of Eletrobras shall be incumbent upon the Board of Executive Officers, in accordance with the guidelines established by Board of Directors.	Art. 31. The general management of Eletrobras shall be incumbent upon the Board of Executive Officers, in accordance with the guidelines established by Board of Directors.	Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

Sole paragraph. The Chief Executive Officers and executive officers may not exercise management functions, management consulting firms on private sector companies, which are electric energy public concessionaires under private law in any way connected to the electricity sector, except in subsidiaries, controlled companies specific purpose and concessionaires under control of the states in which Eletrobras has participation, where they can hold positions on board of directors and fiscal council, subject to the provisions of Law No. 9,292 of July 12, 1996, from receiving compensation.

Sole paragraph. The Chief Executive Officers and executive officers may not exercise management functions, management consulting firms on private sector companies, which are electric energy public concessionaires under private law in any way connected to the electricity sector, except in subsidiaries, controlled companies specific purpose and concessionaires under control of the states in which Eletrobras has participation, where they can hold positions on board of directors and fiscal council, subject to the provisions of Law No. 9,292 of July 12, 1996, from receiving compensation.

Ok

Art. 33. Board of Executive Officers members cannot be absent from their offices for more than thirty consecutive days, except in the case of holidays or leave of absence, under penalty of removal from their offices.

Art. 32. Board of Executive Officers members cannot be absent from their offices for more than thirty consecutive days, except in the case of holidays or leave of absence, under penalty of removal from their offices.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
§ 1 The granting of vacation or leaves of absence to the executive officers will be subject of the Board of Executive Officers, except as provided in item XXIII of art. 26 hereof.

§ 1 The granting of vacation or leaves of absence to the executive officers will be subject of the Board of Executive Officers, except as provided in subparagraph XXIII of article 25 of the present Bylaws.

Wording Adjustment Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

§ 2 In the case of temporary incapacity, leave, or holidays of any member of the Board of Executive Officers, his substitute shall take over in accordance with the procedure established b y t h e o t h e r members, provided, however that such substitute is a member of the staff of Eletrobras.

§ 2 In the case of temporary incapacity, leave, or holidays of any member of the Board of Executive Officers, his substitute shall take over in accordance with the procedure established b y t h e o t h e r members, provided, however that such substitute is a member of the staff of Eletrobras.

Ok

§ 3 If a vacancy definitively occurs in the Board of Executive Officers, the same criteria from the previous paragraph shall be applied in order to replace the executive officer which will resign from the company, until the next Board of Directors of Eletrobras meeting appoints a substitute to occupy the vacant office during the remaining term of office of the substituted member.

§ 3 If a vacancy definitively occurs in the Board of Executive Officers, the same criteria from the previous paragraph shall be applied in order to replace the executive officer which will resign from the company, until the next Board of Directors of Eletrobras meeting appoints a substitute to occupy the vacant office during the remaining term of office of the substituted member.

OK
Art. 34. The Board of Executive Officers, in the exercise of its rights and duties shall, especially:	Art. 33. The Board of Executive Officers, in the exercise of its rights and duties shall, especially:	Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

I - propose to the Board of Directors the fundamental guidelines for Eletrobras’ administrative organization, as well as the examination, deliberation and approval of the matter contained in items I to XXV of art. 26 hereof, with the exception of item XXI;

I - submit for the Board of Directors of Eletrobras the fundamental guidelines of the administrative organization of Eletrobras, as well as the examining, decision and approval of subject from items I to XXV of article 25 of the present Bylaws, except for item XXI;

Wording Adjustment Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

II - carry out the management of Eletrobras, take all adequate measures necessary for the faithful execution of guidelines and directives of the Board of Directors and, except for the cases of mandatory submission to the Board of Directors, declare on acts and approve contracts involving funds whose amount is equal or over 0.02% of the stockholders equity of the company, including, among them, but not limited, the granting of financing to concessionaire companies of electric energy public services, under its control, and the taking of loans in Brazil or abroad;

II - carry out the management of Eletrobras, take all adequate measures necessary for the faithful execution of guidelines and directives of the Board of Directors and, except for the cases of mandatory submission to the Board of Directors, declare on acts and approve contracts involving funds whose amount is equal or over 0.02% of the stockholders equity of the company, including, among them, but not limited, the granting of financing to concessionaire companies of electric energy public services, under its control, and the taking of loans in Brazil or abroad;

Ok
III - establish administrative, technical, financial and accounting rules for Eletrobras;	III - establish administrative, technical, financial and accounting rules for Eletrobras;	Ok
IV - prepare budgets for Eletrobras;	IV - prepare budgets for Eletrobras;	Ok
V - approve changes in the organizational structure of Eletrobras, under its subordination, including the creation, termination and operation of committees which are linked to it;	V - approve changes in the organizational structure of Eletrobras, under its subordination, including the creation, termination and operation of committees which are linked to it;	Ok
VI - approve plans which provide for admission, career, access benefits and discipline of the employees of Eletrobras;	VI - approve plans which provide for admission, career, access benefits and discipline of the employees of Eletrobras;	Ok
VII - approve the names indicated by the executive officers to occupy places directly under their control;	VII - approve the names indicated by the executive officers to occupy places directly under their control;	Ok
VIII - issue an opinion in the cases of admission, praise, sanction, transfer and dismissal of employees directly subordinated to the executive officers;	VIII - issue an opinion in the cases of admission, praise, sanction, transfer and dismissal of employees directly subordinated to the executive officers;	Ok
IX - delegate authority to executive officers for individual decisions on matters included within the scope of the functions of the Board of Executive Officers;	IX - delegate authority to executive officers for individual decisions on matters included within the scope of the functions of the Board of Executive Officers;	Ok
X - delegate powers to executive officers and employees for the approval of expenditures, establishing limits and conditions;	X - delegate powers to executive officers and employees for the approval of expenditures, establishing limits and conditions;	Ok

XI – authorize, in the form of the current legislation, the Eletrobras employees leave the country for performing technical activities or professional development essential to its institutional mission;

XI – authorize, in the form of the current legislation, the Eletrobras employees leave the country for performing technical activities or professional development essential to its institutional mission;

Ok

XII - prepare, in each fiscal XII - prepare, for each business year, the balance sheet, statement of income, accumulated profit and loss statement, statement of source and uses of funds, a proposal for allotment of dividend and the investment of surplus, to be submitted for the appreciation of the Board of Directors of Eletrobras and the Fiscal Council, and for the examination and decision of the Shareholders’ Meeting;

XII - prepare, for each business year, the balance sheet, statement of income, accumulated profit and loss statement, statement of source and uses of funds, a proposal for allotment of dividend and the investment of surplus, to be submitted for the appreciation of the Board of Directors of Eletrobras and the Fiscal Council, and for the examination and decision of the Shareholders’ Meeting;

Ok
XIII - prepare plans for the issue of debentures, for the appreciation of Board of Directors of Eletrobras, which shall decide about them or submit to the Shareholders’ Meeting, according to the case;	XIII - prepare plans for the issue of debentures, for the appreciation of Board of Directors of Eletrobras, which shall decide about them or submit to the Shareholders’ Meeting, according to the case;	Ok
XIV - establish administrative, technical, financial and accounting norms for the subsidiary companies or for entities in which Eletrobras has a majority participation;	XIV - establish administrative, technical, financial and accounting norms for the subsidiary companies or for entities in which Eletrobras has a majority participation;	Ok
XV - control the activities of subsidiaries and controlled companies, and of entities in which Eletrobras has a majority participation;	XV - control the activities of subsidiaries and controlled companies, and of entities in which Eletrobras has a majority participation;	Ok
XVI - appoint representatives of Eletrobras to attend Shareholders’ Meetings of companies in which it participates as shareholder, issuing instructions for their performance;	XVI - appoint representatives of Eletrobras to attend Shareholders’ Meetings of companies in which it participates as shareholder, issuing instructions for their performance;	Ok
XVII - decide about the appointment of independent auditors for the subsidiaries; and	XVII - decide about the appointment of independent auditors for the subsidiaries; and	Ok

XVIII - give its opinion on power generation concessions required to ANEEL, including aspects regarding the technical, economic and financial adequacy of nuclear power units to the concessionaire system of the public electric energy system.

XVIII - give its opinion on power generation concessions required to ANEEL, including aspects regarding the technical, economic and financial adequacy of nuclear power units to the concessionaire system of the public electric energy system.

Ok
CHAPTER VII Duties of the Chief Executive Officer and Executive Officers	CHAPTER VII Duties of the Chief Executive Officer and Executive Officers	Ok
Art. 35. It shall be incumbent upon the Chief Executive Officer to guide the administrative policy of Eletrobras, calling and presiding the meetings of Board of Executive Officers, as well as:	Art. 34. It shall be incumbent upon the Chief Executive Officer to guide the administrative policy of Eletrobras, calling and presiding the meetings of Board of Executive Officers, as well as:	Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
I - to supervise the business of Eletrobras	I - to supervise the business of Eletrobras;	Ok

II - to represent Eletrobras in and out of court, before other companies, shareholders or the public in general, being entitled to assign such powers to any executive officer or director, as well as appoint representatives, attorneys, agents or proxies;

II - to represent Eletrobras in and out of court, before other companies, shareholders or the public in general, being entitled to assign such powers to any executive officer or director, as well as appoint representatives, attorneys, agents or proxies;

Ok
III - to preside over Shareholders’ Meetings;	III - to preside over Shareholders’ Meetings;	Ok
IV - to hire and dismiss employees;	IV - to hire and dismiss employees;	Ok
V - to formalize the appointments approved by Board of Executive Officers;	V - to formalize the appointments approved by Board of Executive Officers;	Ok
VI - to publish the annual report of activities of Eletrobras;	VI - to publish the annual report of activities of Eletrobras;	Ok

VII - together with another executive officer, the move funds of Eletrobras and sign deeds and contracts, which may be delegated to other executive officer and employees of attorneys or Eletrobras, with the approval of the Board of Executive Officers;

VII - together with another executive officer, the move funds of Eletrobras and sign deeds and contracts, which may be delegated to other executive officer and employees of attorneys or Eletrobras, with the approval of the Board of Executive Officers;

Ok

VIII - ratify, in the form of legislation, the act of an entity member of the Eletrobras System resolving on the removal of its respective employees from the country, except as provided for in art 34, XI hereof; and

VIII – ratify, such as the current legislation, the act of a member of Eletrobras entity that decides to leave the country by their respective employees, except as provided in art 33, XI of this Bylaws; and

Wording Adjustment Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

IX – appoint the electoral commission in order to organize the election of the employees representative on the Board of Directors and it shall also proclaim the winning candidate and communicate the result to the controlling partner to adopt the necessary action to designate the employees' representative on the Board.

IX – appoint the electoral commission in order to organize the election of the employees representative on the Board of Directors and it shall also proclaim the winning candidate and communicate the result to the controlling partner to adopt the necessary action to designate the employees' representative on the Board.

Ok

Art. 36. The Chief Executive Officer and executive officers shall, besides the duties and responsibilities inherent to their respective offices, act as managers of the areas of activities attributed to them by the Board of Directors of Eletrobras.

Art. 35. The Chief Executive Officer and executive officers shall, besides the duties and responsibilities inherent to their respective offices, act as managers of the areas of activities attributed to them by the Board of Directors of Eletrobras.

Renumbering. Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
CHAPTER VIII Of the Fiscal Council	CHAPTER VIII Of the Fiscal Council	Ok

Art. 37. The Fiscal Council of Eletrobras is held permanently and is composed of five effective members, and their respective substitutes, elected by the Shareholders’ Meeting, according to the requests fixed by Law 6,404 of 1976, all of them brazilian citizens and residents, either shareholders or not, of which one will be elected by holders of minority common shares, and the other by preferred shares, voting separately.

Art. 36. The Fiscal Council of Eletrobras is held permanently and is composed of five effective members, and their respective substitutes, elected by the Shareholders’ Meeting, according to the requests fixed by Law 6,404 of 1976, all of them brazilian citizens and residents, either shareholders or not, of which one will be elected by holders of minority common shares, and the other by preferred shares, voting separately.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
§ 1 Among members of the Fiscal Council, one member shall be indicated by the Minister of Treasury, as representative of the National Treasury.	§ 1 Among members of the Fiscal Council, one member shall be indicated by the Minister of Treasury, as representative of the National Treasury.	Ok

§ 2 In the event of vacancy, resignation, impeachment or unjustifiable absence to two consecutive meetings, the member of the Fiscal Council shall be replaced, until the term is over, by the respective substitute.

§ 2 In the event of vacancy, resignation, impeachment or unjustifiable absence to two consecutive meetings, the member of the Fiscal Council shall be replaced, until the term is over, by the respective substitute.

Ok
§ 3. The term of office of the members of the Fiscal Council shall be 02 (two) years, with a maximum of 02 (two) consecutive renewals.	§ 3 The term of the Fiscal Council members is of one year, subject to re-election.

Wording Adjustment according to Eletrobras guidelines for compliance with art. 13, item VIII of Law 13,303, art. 24, item IX of Decree No. 8,945 and Official Letter 358/2017/PGFN/CAS.

Legal Effect - adequacy to be compatible with current legislation.

Economic Effect - There is no economic effect to be evaluated.

§ 4. In the period provided for in the previous paragraph, the previous periods of performance occurred less than 02 (two) years shall be considered.	No correlation

Inclusion of legal instrument in compliance with art. 24, § 2 of Decree No. 8,945 and Official Letter 358/2017/PGFN/CAS.

Legal Effect - adequacy to be compatible with current legislation.

Economic Effect - There is no economic effect to be evaluated.

§ 5 Upon reaching the maximum period provided for in § 3, the return of the member of the Fiscal Council for the same company may only occur after a period equivalent to a term of performance.	No correlation

Inclusion of legal instrument in compliance with art. 24, § 4 of Decree No. 8,945 and Official Letter 358/2017/PGFN/CAS.

Legal Effect - adequacy to be compatible with current legislation.

Economic Effect - There is no economic effect to be evaluated.

§ 4 The members of the Fiscal Council and substitutes shall perform their duties until the first Shareholders’ Meeting, to be held after its election, subject to re-election.

Exclusion of provision according to Eletrobras’ guidelines.

Legal Effect - the exclusion of this device does not generate relevant legal effects, since it is a literal reproduction of the provisions of art. 161, § 5 of Law 6,404/76.

Economic Effect - There is no economic effect to be evaluated.

§ 6 The members of the Fiscal Council shall perform their duties, which are non- transferable, at the exclusive interest of the company, and it is considered abusive to perform such duty with the objective of causing damage to the company, or to its shareholders or managers, or to obtain, for themselves or others, advantage to which they are not entitled, or which might result in loss to the company, to its shareholders or managers.

§ 5 The members of the Fiscal Council shall perform their duties, which are non- transferable, at the exclusive interest of the company, and it is considered abusive to perform such duty with the objective of causing damage to the company, or to its shareholders or managers, or to obtain, for themselves or others, advantage to which they are not entitled, or which might result in loss to the company, to its shareholders or managers.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
Art. 38. It shall be incumbent upon the Fiscal Council:	Art. 37. It shall be incumbent upon the Fiscal Council:	Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
I - to supervise, by any of its members, the acts taken by any of the managers and to check the accomplishment of its legal and statutory duties;	I - to supervise, by any of its members, the acts taken by any of the managers and to check the accomplishment of its legal and statutory duties;	Ok
II - to issue an opinion on the annual management’s report, providing evidence in the report of all information deemed necessary or useful for deliberation by the Shareholders’ Meeting;	II - to issue an opinion on the annual management’s report, providing evidence in the report of all information deemed necessary or useful for deliberation by the Shareholders’ Meeting;	Ok

III - to issue an opinion on the proposals from the management bodies, to be presented to the Shareholders’ Meeting, regarding alteration in the social capital, issue of debentures or subscription bonds, investment plans or capital budget, distribution of dividends, transfer, incorporation, merger or split;

III - to issue an opinion on the proposals from the management bodies, to be presented to the Shareholders’ Meeting, regarding alteration in the social capital, issue of debentures or subscription bonds, investment plans or capital budget, distribution of dividends, transfer, incorporation, merger or split;

OK

IV - to expose, by any of its members, to the management bodies, and in the event that they do not take the necessary measures on behalf of Eletrobras’ interests, to the Shareholders’ Meeting, the mistakes, frauds or crimes they might found out, and to suggest useful measures;

IV - to expose, by any of its members, to the management bodies, and in the event that they do not take the necessary measures on behalf of Eletrobras’ interests, to the Shareholders’ Meeting, the mistakes, frauds or crimes they might found out, and to suggest useful measures;

Ok

V - to call an Ordinary Shareholders’ Meeting, in the event that the management bodies delay for more than a month such convocation, and Extraordinary, whenever ground or urgent reasons occur, including in the agenda of Shareholders’ Meeting the subject they consider more necessary;

V - to call an Ordinary Shareholders’ Meeting, in the event that the management bodies delay for more than a month such convocation, and Extraordinary, whenever ground or urgent reasons occur, including in the agenda of Shareholders’ Meeting the subject they consider more necessary;

Ok
VI - to analyze, at least quarterly, the balance sheet and other financial statements, produced on a regular basis by Eletrobras;	VI - to analyze, at least quarterly, the balance sheet and other financial statements, produced on a regular basis by Eletrobras;	OK
VII - to examine the financial statements for the fiscal year and to issue an opinion on them; and	VII - to examine the financial statements for the fiscal year and to issue an opinion on them; and	Ok
VIII - to perform the duties established on items I to VII in the event of liquidation of Eletrobras.	VIII - to perform the duties established on items I to VII in the event of liquidation of Eletrobras.	OK

§ 1 The management bodies have the obligation of informing, by written form, to make available to the members of the Fiscal Council, in the exercise of their duties, within days, copies of the minutes of the meetings and, within fifteen days of their receipt, copies of balance sheet and financial statements published regularly and the report on the execution of the budgets.

§ 1 The management bodies have the obligation of informing, by written form, to make available to the members of the Fiscal Council, in the exercise of their duties, within days, copies of the minutes of the meetings and, within fifteen days of their receipt, copies of balance sheet and financial statements published regularly and the report on the execution of the budgets.

Ok

§ 2 The members of the Fiscal Council will attend meetings from the Board of Directors and the Board of Executive Officers of Eletrobras, in which is being deliberated subjects in which they might opine (items II, III and VII, from this article).

§ 2 The members of the Fiscal Council will attend meetings from the Board of Directors and the Board of Executive Officers of Eletrobras, in which is being deliberated subjects in which they might opine (items II, III and VII, from this article).

OK

Art. 39. The Fiscal Council will meet ordinarily once a month, and extraordinarily, whenever called by the Chairman of the Board of Directors of Eletrobras, by the Chief Executive Officer of Eletrobras or by any of its members.

Art. 38. The Fiscal Council will meet ordinarily once a month, and extraordinarily, whenever called by the Chairman of the Board of Directors of Eletrobras, by the Chief Executive Officer of Eletrobras or by any of its members.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
Sole paragraph. The Fiscal Council will hold a meeting with a minimum of three members, and the approval of matters subject to their decision demand vote of at least three of its members.	Sole paragraph. The Fiscal Council will hold a meeting with a minimum of three members, and the approval of matters subject to their decision demand vote of at least three of its members.	Ok

Art. 40. The Fiscal Council of Eletrobras may elaborate internal regulation, with the objective of enhancing its working, in observance to the rules over composition and competence fixed in the present Bylaws and on on-going legislation.

Art. 39. The Fiscal Council of Eletrobras may elaborate internal regulation, with the objective of enhancing its working, in observance to the rules over composition and competence fixed in the present Bylaws and on on-going legislation.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
Chapter IX Shareholders’ Meetings	Chapter IX Shareholders’ Meetings	Ok

Art 41. Ordinary Shareholders’ Meetings shall be held within the four months immediately subsequent to the close of the business year, at an hour and on a date previously established, for the appreciation of the accounts prepared by the managers; examination, discussion and voting of financial statements; resolutions about the destination to be given to the net profit of the business year and the distribution of dividends; election of the members of the Board of Directors of Eletrobras and the Fiscal Council; and fixing of the remuneration of the managers and members of the Fiscal Council, whenever necessary, in observation of ongoing legislation.

Art 40. Ordinary Shareholders’ Meetings shall be held within the four months immediately subsequent to the close of the business year, at an hour and on a date previously established, for the appreciation of the accounts prepared by the managers; examination, discussion and voting of financial statements; resolutions about the destination to be given to the net profit of the business year and the distribution of dividends; election of the members of the Board of Directors of Eletrobras and the Fiscal Council; and fixing of the remuneration of the managers and members of the Fiscal Council, whenever necessary, in observation of ongoing legislation.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

Art 42. Besides the instances provided for in applicable laws, the Shareholders’ Meeting shall meet whenever Board of Directors of Eletrobras deems it advisable and, especially, to decide about the following matters:

Art 41. Besides the instances provided for in applicable laws, the Shareholders’ Meeting shall meet whenever Board of Directors of Eletrobras deems it advisable and, especially, to decide about the following matters:

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
I - the assignment of all or any part of its shares in the social capital of Eletrobras or its subsidiaries;	I - the assignment of all or any part of its shares in the social capital of Eletrobras or its subsidiaries;	Ok
II - capital increases through subscription for new shares;	II - capital increases through subscription for new shares;	Ok
III - waiver of the right to subscribe for debentures or shares convertible into shares of its subsidiaries;	III - waiver of the right to subscribe for debentures or shares convertible into shares of its subsidiaries;	Ok
IV - the issue of debentures convertible into shares or the sale thereof, if they are treasury stock;	IV - the issue of debentures convertible into shares or the sale thereof, if they are treasury stock;	Ok
V - the sale of debentures convertible into shares owned by Eletrobras, issued by its subsidiaries;	V - the sale of debentures convertible into shares owned by Eletrobras, issued by its subsidiaries;	Ok
VI - the issue of any other securities or papers, in Brazil or abroad;	VI - the issue of any other securities or papers, in Brazil or abroad;	Ok
VII - any splitting, merger or incorporation;	VII - any splitting, merger or incorporation;	Ok
VIII - any exchange of shares or other securities; and	VIII - any exchange of shares or other securities; and	Ok
IX - ransom of shares of one or more classes, independently of approval by the Special Shareholders’ Meeting of types and classes in regard.	IX - ransom of shares of one or more classes, independently of approval by the Special Shareholders’ Meeting of types and classes in regard.	Ok
§ 1. The minimum time span between the first announcement of Shareholders’ Meeting and the data of realization shall be of 15 days and 8 for the second notice.	§ 1. The minimum time span between the first announcement of Shareholders’ Meeting and the data of realization shall be of 15 days and 8 for the second notice.	Ok
§ 2. The deliberations of the Shareholders’ Meeting shall be carried by majority votes, being the vote of each individual representative proportional to shareholding participation in company capital	§ 2. The deliberations of the Shareholders’ Meeting shall be carried by majority votes, being the vote of each individual representative proportional to shareholding participation in company capital	Ok
§ 3 - The declaration of vote can be registered if so desires the shareholder representative.	§ 3 - The declaration of vote can be registered if so desires the shareholder representative.	Ok
§ 4. Abstaining from voting if occurring shall necessarily be registered on the minute and on the document of the Shareholders’ Meeting disclosure.	§ 4. Abstaining from voting if occurring shall necessarily be registered on the minute and on the document of the Shareholders’ Meeting disclosure.	Ok

Art. 43. The table, conducting the proceedings of the Shareholders’ Meeting shall consist of the Chief of Executive Officer of Eletrobras or his substitute and a secretary, chosen from among those present.

Art. 42. The table, conducting the proceedings of the Shareholders’ Meeting shall consist of the Chief of Executive Officer of Eletrobras or his substitute and a secretary, chosen from among those present.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
Art 44. The announcement of Shareholders’ Meeting will condition the shareholders’ attendance to the compliance with the requirements stipulated in applicable laws in that regard.	Art 43. The announcement of Shareholders’ Meeting will condition the shareholders’ attendance to the compliance with the requirements stipulated in applicable laws in that regard.	Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
Sole paragraph. The filing in Eletrobras of documents in evidence of the ownership of shares may have to be carried out seventy- two hours before the time scheduled for the Shareholders’ Meeting.	Sole paragraph. The filing in Eletrobras of documents in evidence of the ownership of shares may have to be carried out seventy- two hours before the time scheduled for the Shareholders’ Meeting.	Ok
Article 45. Shareholders may be represented by a procurator at the Shareholders’ Meetings, in accordance with the stipulations of article 126, of Law 6,404 of 1976.	Art 44. Shareholders may be represented by a procurator at the Shareholders’ Meetings, in accordance with the stipulations of article 126, of Law 6,404 of 1976.	Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

§ 1 It is not needed the recognition of signatures of the instrument of mandate provided by non-resident shareholders and holders of depositary receipts, and the representation instrument just be deposited at Eletrobras head-office within seventy-two hours advance from the day scheduled for the Shareholders’ Meeting.

§ 1 It is not needed the recognition of signatures of the instrument of mandate provided by non-resident shareholders and holders of depositary receipts, and the representation instrument just be deposited at Eletrobras head-office within seventy-two hours advance from the day scheduled for the Shareholders’ Meeting.

Ok
§ 2. The representation of the Federal Government at the Shareholders’ Meetings will be made according to specific existing federal law.	§ 2. The representation of the Federal Government at the Shareholders’ Meetings will be made according to specific existing federal law.	Ok
CHAPTER X Fiscal Year and Financial Statements	CHAPTER X Fiscal Year and Financial Statements	Ok

Art. 46. The fiscal year shall coincide with the calendar year, beginning on January 1 and ending the December 31st of each year and will comply with, the financial statements, to the precepts of the Law 3890-A, 1961, to the federal legislation on electricity, the law on joint stock companies and to this Bylaws.

Art. 45. The fiscal year shall coincide with the calendar year, beginning on January 1 and ending the December 31st of each year and will comply with, the financial statements, to the precepts of the Law 3890-A, 1961, to the federal legislation on electricity, the law on joint stock companies and to this Bylaws.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

§ 1 In each business year, shareholders shall have the right to receive a mandatory dividend corresponding to at least twenty- five per cent of the net profit, adjusted in accordance with applicable laws.

§ 1 In each business year, shareholders shall have the right to receive a mandatory dividend corresponding to at least twenty- five per cent of the net profit, adjusted in accordance with applicable laws.

OK

§ 2 Financial charges shall be accrued to the amount of dividend and interest payable to shareholders by way of remuneration of own capital, from the end of the business year to the date of actual payment thereof, without prejudice to the incidence of default interest, whenever such amount has not been paid by the date scheduled therefore by the Shareholders’ Meeting.

§ 2 Financial charges shall be accrued to the amount of dividend and interest payable to shareholders by way of remuneration of own capital, from the end of the business year to the date of actual payment thereof, without prejudice to the incidence of default interest, whenever such amount has not been paid by the date scheduled therefore by the Shareholders’ Meeting.

OK

§ 3 The amount of interest paid or credited, by way of interest on own capital, pursuant to Section 9, 7th Paragraph of Law 9,249 of December 26, 1995 and applicable laws and regulations, may be charged to the holders of shares of common stock and to the minimum annual dividend of the shares of preferred stock, integrating such amount to the aggregate amount of the dividend distributed by Eletrobras for all legal effects.

§ 3 The amount of interest paid or credited, by way of interest on own capital, pursuant to Section 9, 7th Paragraph of Law 9,249 of December 26, 1995 and applicable laws and regulations, may be charged to the holders of shares of common stock and to the minimum annual dividend of the shares of preferred stock, integrating such amount to the aggregate amount of the dividend distributed by Eletrobras for all legal effects.

OK
Art. 47. Each year, besides the legal reserve, the Shareholders’ Meeting shall make the following allocations, calculated on that business year's net profit:	Art. 46. Each year, besides the legal reserve, the Shareholders’ Meeting shall make the following allocations, calculated on that business year's net profit:	Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

I - one per cent for a study and project reserve, intended for the carrying out of technical and economic viability studies for the electric energy sector, the accumulated balance of which may never exceed two per cent of the paid-up share capital; and

I - one per cent for a study and project reserve, intended for the carrying out of technical and economic viability studies for the electric energy sector, the accumulated balance of which may never exceed two per cent of the paid-up share capital; and

OK

II - fifty per cent for an investment reserve fund, intended for investments in electric energy utilities, the accumulated balance of which may never exceed seventy-five per cent of the paid-up share capital.

II - fifty per cent for an investment reserve fund, intended for investments in electric energy utilities, the accumulated balance of which may never exceed seventy-five per cent of the paid-up share capital.

OK

Art. 48. Every year, the Shareholders’ Meeting shall allocate a sum equivalent to not more than one per cent of the net profit of the respective business year, subject to the limit of one per cent of the paid-up share capital, for the supply of means to social welfare assistance to its employees, according to plans approved by the Board of Executive Officers.

Art. 47. Every year, the Shareholders’ Meeting shall allocate a sum equivalent to not more than one per cent of the net profit of the respective business year, subject to the limit of one per cent of the paid-up share capital, for the supply of means to social welfare assistance to its employees, according to plans approved by the Board of Executive Officers.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

Art. 49. Every year Eletrobras shall allocate and enter in its budget, resources amounting to at least point five per cent of the share capital paid-up at the time of the close of the immediately preceding business year, for the development of technological programs.

Art. 48. Every year Eletrobras shall allocate and enter in its budget, resources amounting to at least point five per cent of the share capital paid-up at the time of the close of the immediately preceding business year, for the development of technological programs.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

Art. 50. When the dividend has reached six per cent of the paid-up share capital, the Shareholders’ Meeting may stipulate percentages or gratuities against the profits, for the management of Eletrobras.

Art. 49. When the dividend has reached six per cent of the paid-up share capital, the Shareholders’ Meeting may stipulate percentages or gratuities against the profits, for the management of Eletrobras.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
Art. 51. The title to dividend shall be forfeited after the lapse of three years and any dividend not claimed in due time shall revert to Eletrobras.	Art. 50. The title to dividend shall be forfeited after the lapse of three years and any dividend not claimed in due time shall revert to Eletrobras.	Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
CHAPTER XI Personnel	CHAPTER XI Personnel	Ok

Art. 52. To the employees of Eletrobras and its subsidiaries, associates and controlled companies, where applicable, will be applied the provisions of labor laws in force, of Law 3,890-A, 1961 and of the present Bylaws.

Art. 51. To the employees of Eletrobras and its subsidiaries, associates and controlled companies, where applicable, will be applied the provisions of labor laws in force, of Law 3,890-A, 1961 and of the present Bylaws.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
Art. 53. The labor force of Eletrobras will be composed of:	Art. 52. The labor force of Eletrobras will be composed of:	Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
I - personnel admitted to permanent career functions, after selection process, formed by tests, or titles tests;	I - personnel admitted to permanent career functions, after selection process, formed by tests, or titles tests;	Ok
II - holders of functions of trust of the top management, whose quantitative will be determined by the Board of Directors, according to the provisions of item XXIV of art. 26 hereof; and

II - occupiers of confidence functions of superior management, whose number will be established by the Board of Directors of Eletrobras, in observance to item XXIV of article 25 of the present Bylaws; and

Wording Adjustment Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
II - personnel admitted by temporary contract, in light of the applicable laws.	III - personnel admitted by temporary contract, in light of the applicable laws.	Ok
§ 1 The confidence functions of superior management and power and responsibilities of their respective holders will be defined on the offices and wages plan of Eletrobras.	§ 1 The confidence functions of superior management and power and responsibilities of their respective holders will be defined on the offices and wages plan of Eletrobras.	Ok
§ 2 The functions referred to in the § 1 might, exceptionally, and at the discretion of the Board of Directors, be assigned to technicians or specialists outside the permanent staff of the company.	§ 2 The functions referred to in the § 1 might, exceptionally, and at the discretion of the Board of Directors, be assigned to technicians or specialists outside the permanent staff of the company.	Ok

Art. 54. After the close of each business year of Eletrobras and after the deduction of accumulated losses and the provision for income tax and profits of any nature, the employees shall be entitled to a share in the profits, in observance to the terms of the working agreements and conventions, signed by Eletrobras, and specific directions fixed by the executive power.

Art. 53. After the close of each business year of Eletrobras and after the deduction of accumulated losses and the provision for income tax and profits of any nature, the employees shall be entitled to a share in the profits, in observance to the terms of the working agreements and conventions, signed by Eletrobras, and specific directions fixed by the executive power.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

Art. 55. Eletrobras shall provide social welfare assistance to its employees, with the intervention of Fundação Eletrobras de Seguridade Social – ELETROS (ELETROBRÁS Social Security Foundation) in compliance with stipulations of the Board of Executive Officers.

Art. 54. Eletrobras shall provide social welfare assistance to its employees, with the intervention of Fundação Eletrobras de Seguridade Social – ELETROS (ELETROBRÁS Social Security Foundation) in compliance with stipulations of the Board of Executive Officers.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
CHAPTER XII General Provisions	CHAPTER XII General Provisions	Ok

Art. 56. Eletrobras, through its management, is obliged to provide information to the Minister of Mines and Energy, to the scrutiny from the Federal Government, and the Court of Audit and the House of Representatives and the Senate, in this case through the Minister of Mines and Energy.

Art. 55. Eletrobras, through its management, is obliged to provide information to the Minister of Mines and Energy, to the scrutiny from the Federal Government, and the Court of Audit and the House of Representatives and the Senate, in this case through the Minister of Mines and Energy.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

Sole paragraph. The Chief Executive Officer, when called, must appear in person before any of the committees of any of these two Houses, to give information about a subject he has been notified of beforehand, and he may be dismissed from his function, in case he does not justify his failure to attend.

Sole paragraph. The Chief Executive Officer, when called, must appear in person before any of the committees of any of these two Houses, to give information about a subject he has been notified of beforehand, and he may be dismissed from his function, in case he does not justify his failure to attend.

Ok

Art. 57. Eletrobras may contract with the Federal Government, directly or through companies in which it participates, the execution of works and services, with regard to which special financial allocations have been provided.

Art. 56. Eletrobras may contract with the Federal Government, directly or through companies in which it participates, the execution of works and services, with regard to which special financial allocations have been provided.

Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.

§ 1 Facilities built in compliance with this article may be incorporated into Eletrobras or its subsidiaries, in case the Federal Government considers it advisable, provided however that, in the respective operation, the legal system of service per cost is observed.

§ 1 Facilities built in compliance with this article may be incorporated into Eletrobras or its subsidiaries, in case the Federal Government considers it advisable, provided however that, in the respective operation, the legal system of service per cost is observed.

OK

§ 2 As long as the provision in the previous paragraph has not been complied with, the facilities mentioned in this article may be operated by Eletrobras or its subsidiaries, under an agreement entered into with the Federal Government.

§ 2 As long as the provision in the previous paragraph has not been complied with, the facilities mentioned in this article may be operated by Eletrobras or its subsidiaries, under an agreement entered into with the Federal Government.

OK
Art. 58. The Board of Executive Officers shall have the Official Gazette publish the following, upon the approval thereof by the Minister of State Eletrobras is subject to:	Art. 57. The Board of Executive Officers shall have the Official Gazette publish the following, upon the approval thereof by the Minister of State Eletrobras is subject to:	Renumbering Legal effect - amendment without legal character. Economic Effect - There is no economic effect to be evaluated.
I - the regulation governing competitive bidding;	I - the regulation governing competitive bidding;	OK
II - personnel regulations, including the rights and duties vested in employees, discipline system and the proceedings for verification of responsibility;	II - personnel regulations, including the rights and duties vested in employees, discipline system and the proceedings for verification of responsibility;	OK

III - the names of members of the staff with indication, in three columns, of the total number of employees, the number of positions occupied and vacant positions, according to career or category as of June 30 and December 31 each year; and

III - the names of members of the staff with indication, in three columns, of the total number of employees, the number of positions occupied and vacant positions, according to career or category as of June 30 and December 31 each year; and

OK
IV - a plan for wages, benefits, fringe benefits and any other portions making up the remuneration of its employees.	IV - a plan for wages, benefits, fringe benefits and any other portions making up the remuneration of its employees.	Ok

Annex 09

Proposed Restated Draft of Articles of Incorporation of Eletrobras;

Article 1 Centrais Elétricas Brasileiras S.A. - Eletrobras is federal government-controlled company incorporated in compliance with the authorization under Law 3,890-A, dated April 25. 1961, and established under the terms of this Articles of Incorporation.

Article 2 Eletrobras, as an indirect Public Administration entity, shall be governed by Law 3890-A, of 1961, by the stock corporation laws, by the special provisions of the federal laws, where applicable, and these Articles of Incorporation.

Sole Paragraph. The company, its shareholders, administrators and members of the Fiscal Council shall be subject to the provisions of the Regulation of the Level 1 Listing of Corporate Governance of BM&FBOVESPA (“Regulation of Level 1”).

Article 3 Eletrobras has principal place of business located in the Federal Capital and a registered office in the city of Rio de Janeiro - RJ, and shall directly operate, or by means of subsidiaries or companies to which it partners, and may, to accomplish its corporate purpose, create offices, in Brazil or abroad.

Paragraph 1 Eletrobras, directly or by means of its subsidiaries or controlled companies, may partner, with or without the disbursement of funds, to establish business consortia or interest on companies, with or without losing the control, in Brazil or abroad, earmarked for directly or indirectly exploring the exploitation of the production or transmission of electrical power under the regime of concession or authorization.

Paragraph 2 The validity of any and all instruments executed directly by Eletrobras or by means of its subsidiaries or controlled companies, aiming at the accomplishment of the possibilities provided for under paragraph one of this Article shall be conditioned to the prior authorization of at least 2/3 of the total of the members of the Board of Directors.

Paragraph 3 For the purposes of the partnership provided for under paragraph one, Eletrobras shall be responsible for the fund-raising operations needed for the accomplishment of its corporate purpose, as well as those of its controlled companies or subsidiaries, and may delegate to them such activity, conditioned to the prior authorization of at least 2/3 of the total members of the Board of Directors.

Paragraph 4 In the subsidiaries where Eletrobras may establish, by means of prior legislative authorization, the general principle of Law 3890-A, of 1961, shall also be abided by where applicable, which may adjust to the peculiarities and the importance of the services of each, as well as the conditions of participation of the other partners.

Paragraph 5 The subsidiaries shall abide by the administrative, financial, technical and accounting standards, as much as possible, in a level manner, established by Eletrobras.
Paragraph 6 The Eletrobras’ representatives in the administration of companies, whether subsidiary or not, where it participates, shall be chosen by its Board of Directors.
Paragraph 7 The company is incorporated over an undefined time.
Article 4 Eletrobras has the following corporate purpose:

I - perform studies, projects, construction and operation of electricity production plants and transmission lines and distribution, as well as to execute trade acts arising from such activities, such as the trading of electricity;

II - cooperate with the Ministry to which it is connected, to formulate the country’s energy policy;
III - grant financing to public utility concessionaires of electricity under its control, and post bond, in their favor, as well as purchase debentures of their issuance;
IV - grant financing and post bond, in Brazil or abroad, in favor of the technical and scientific entities of research under its control;

V - further and support research of interest of the energy sector, connected to the generation, transmission and distribution of electricity, as well as assessments of utilization of reservoirs for multiple purposes;

VI - contribute to the training of the technical personnel necessary for the Brazilian electric energy sector, as well as the preparation of qualified workers, through specialized courses, and may also grant assistance to the country's educational establishments or scholarships abroad and sign agreements with Entities that collaborate in the training of specialized technical personnel; and

VII - technically and administratively cooperate with the companies whose capital it participates in and with organs of the Ministry to which it is linked.
CHAPTER II Operations and Obligations

Article 5[o] Eletrobras, as entity of technical, financial and administrative quality of the electricity sector, as well as by assignment of public power, in keeping with the applicable laws, shall, among other obligations:

I - promote the construction and operation thereof, through subsidiaries of a regional scope, of power plants of super-state interest and transmission systems in high and extra-high voltages, that aim at the interstate integration of the electric systems, as well as of the transmission systems earmarked for the transportation of the electric energy produced in binational energetic uses;

II - conduct studies of power plants based on unconventional primary energy sources;

III - provide opinion on the electric generation concessions required of ANEEL, including the technical, economic and financial adequacy of projects of nuclear power plants to the public utility concessionaires' systems;

IV - develop rural electrification programs;
V - participate in technical, scientific and business associations or organizations of regional, national or international scope, of interest to the electric energy sector;
VI - promote the preparation, follow-up and control of the pluriannual budget of the electricity sector;
VII - act as the executive body of the statistic information system of the electricity sector;
VIII – cooperate for the conservation of the environment in accordance with the principles of sustainable development;
IX - coordinate activities connected to the promotion and encouragement of the national industry of materials and equipment for the electric energy sector;
X - develop programs for technical standardization, standardization and quality control of materials and equipment for the electric energy sector;
XI - develop programs, projects and activities to stimulate and guide consumers, aiming at the adequacy between supply and demand of electric energy; and
XII - participate, as defined by the laws, programs to stimulate alternative sources of energy generation.
CHAPTER III Capital and Shares

Article 6 The capital stock is R$ 31,305,331,463.74 (thirty-one billion, three hundred and five million, three hundred and thirty-one thousand, four hundred and sixty-three Brazilian Reais and seventy-four cents), divided into 1,087,050,297 ordinary shares, 146,920 class "A" preferred shares and 265,436,883 class "B" preferred shares, all without par value.

Article 7 The actions of Eletrobras shall be:
I - ordinary, in the registered form, entitled to vote; and
II - preferred, in registered for, without voting right in General Meetings.

Paragraph 1 The shares of both sorts may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution designated by the Board of Directors of Eletrobras.

Paragraph 2 Whenever there is a transfer of ownership of shares, the depositary financial institution may charge from the selling shareholder the cost of servicing such transfer, subject to the maximum limits established by the Brazilian Securities and Exchange Commission (CVM).

Article 8 Preferred shares may not be converted into common shares and shall have priority in the repayment of capital and in the distribution of dividends.

Paragraph 1 The preferred shares of class "A", which are those subscribed until June 23, 1969, and those resulting from bonuses assigned to them shall have priority in the distribution of dividends, these incidents at the rate of eight per cent per annum on shareholders' equity This kind and class of actions, to be equally apportioned between them.

Paragraph 2 Class “B” preferred shares, which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, these incidents at the rate of six percent per year, on equity to this class and class of shares. Shares, dividends to be equally distributed among them.

Paragraph 3 The preferred shares will participate, under equal conditions, with the ordinary shares in the distribution of the dividends, after which the minor of the minimum dividends provided for in paragraphs 1 and 2 are assured thereto, subject to the provisions of paragraph 4.

Paragraph 4 The members of the Fiscal Council and their alternates shall hold their positions until the first Annual General Meeting to be held after their election, and may be reelected.

Article 9 The capital increases of Eletrobras shall be carried out through public or private subscription and incorporation of reserves, capitalizing the resources through the modalities allowed by law.

Paragraph 1 In capital increases, preference shall be given to legal persons governed by public law for the taking of shares of Eletrobras, and the Federal Government shall subscribe, in common shares, enough to guarantee a minimum of fifty percent plus one share of the voting capital.

Paragraph 2 Eletrobras may increase capital by subscribing or converting securities or credits into shares, up to a limit of 2/3 of preferred shares, in relation to the total number of shares issued.
Article 10. The payment of the shares shall comply with the rules and conditions established by the Board of Directors.

Sole Paragraph. The shareholder who does not make payment in accordance with the rules and conditions referred to in this article shall be fully deferred, applying monetary restatement, interest of twelve per cent per year and a fine of ten per cent on the amount of the overdue installment.

Article 11. Eletrobras may issue multiple share titles.
Paragraph 1 The groupings or splits shall be made at the shareholder's request, at the expense of the replacement of the securities, which may not exceed the cost.
Paragraph 2 The services of conversion, transfer and split of shares may be temporarily suspended, abiding by the standards and limitations established in the applicable laws.
Article 12. Eletrobras may issue non-convertible notes and debentures, with or without the National Treasury guarantee.

Article 13. Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, holding in treasury or subsequent sale, provided that up to the amount of the balance of profits and reserves, except legal, subject to applicable legal and regulatory provisions.

Article 14. The redemption of shares of one or more classes may be effected by resolution of an Extraordinary General Meeting, regardless of approval by the Special Shareholders' Meeting of the types and classes affected.

CHAPTER IV Administration

Article 15. The Administration of Eletrobras, in the form of these Articles of Incorporation and the governing laws, is the responsibility of the Board of Directors and the Board of Executive Officers.

Article 16. Eletrobras' Board of Executive Officers must be resident in the country and may be required, for any managerial position, to guarantee the management provided for in applicable laws.

Paragraph 1 The Minutes of a General Meeting or Board of Directors which elect directors and officers of the company, respectively, shall contain the qualification of each of the elected members and the term of the management, and, when the law requires certain requirements for the investiture in the management position of Eletrobras, may only be elected and the person who has exhibited the necessary proof of such requirements, from which an authentic copy will be filed at the company's headquarters.

Paragraph 2 Persons shall be disqualified for administration offices at Eletrobras under a CVM act, those impeded by special law or convicted of bankruptcy, prevarication, bribery, bribery, embezzlement, embezzlement, against the popular economy, public faith or Property or the criminal penalty that prevents, even temporarily, access to public office.

Paragraph 3 The administrator is prohibited from deliberating on matters that conflict with his interests or concerning third parties under his influence, pursuant to art. 156 of Law 6.404, of 1976. In this case, such person should record the divergence and refrain from discussing the topic.

Article 17. The Board of Directors shall be composed of 10 (ten) members, with an unblemished reputation and moral integrity, elected by the General Meeting, which shall appoint the President, with a unified term of office of 02 (two) years, a maximum of 3 (three) consecutive reinstatements, except the employees' representative, who will be allowed only a re-election, under the terms of the applicable laws, thus constituted:

I - six directors chosen from among Brazilians of renowned knowledge and experience appointed by the Minister of State for Mines and Energy;
II - a director appointed by the Minister of State for Planning, Budget and Management, in accordance with the applicable laws;
III - a director elected by minority shareholders, individuals and legal entities under private law;

IV - one director elected by a separate vote at the General Meeting, excluding the controlling shareholder, by the holders of preferred shares, issued by Eletrobras, representing at least ten percent of the share capital; and

V – one director elected as employee representative, chosen by the direct vote of his / her peers among the active employees and at an election organized by the company together with the trade union entities that represent them, under the terms of the applicable laws.

Paragraph 1 Only the preferred shareholders that prove the uninterrupted ownership of their shares during a period of at least three months immediately prior to the General Meeting may exercise the right set forth in item IV above.

Paragraph 2 The employee representative counselor, provided for in item V, will not participate in the discussions and deliberations on matters involving union relations, compensation, benefits and benefits, including matters of supplementary social security and assistance, hypotheses in which the conflict of interest is set up.

Paragraph 3 In matters in which the conflict of interests of the employee representative counselor set forth in item V is set up, the resolution of the Board of Directors shall take place at a special meeting exclusively called for that purpose, which shall not be attended by the said director.

Article 18. The Executive Board shall be composed of the Chairman and the directors, with a unified management term of 02 (two) years, with a maximum of 03 (three) consecutive reinstatements being allowed.

Sole Paragraph. The Chairman of Eletrobras shall be chosen from among the members of the Board of Directors, and the same person shall not hold the positions of President of the company and Chairman of the Board of Directors.

Article 19. Each member of the administrative body shall, before entering the exercise of the functions and upon leaving office, submit a statement of assets, which shall be recorded in the proper book.

Article 20. The directors and executive officers shall be invested in their positions by signing a term of office, signed by the Chairman and by the director or director in office, in the minutes book of the Board of Directors or in the Board of Executive Officers, as the case may be.

Paragraph 1 The term of office of the Directors and Officers shall be unified.
Paragraph 2 In the event that the President of Eletrobras is vested, the Minister of State to which Eletrobras is attached shall also sign the term of office.
Paragraph 3 If the term is not signed in the thirty days following the election, it will become ineffective, unless justified by the administration agency for which it was elected.

Paragraph 4 The term of tenure shall contain, under penalty of nullity, the indication of at least one domicile in which the administrator will receive service of process and subpoenas in administrative and judicial proceedings related to acts of his management, which will be considered fulfilled through delivery at the address indicated, which can only be changed by means of written communication to Eletrobras.

Paragraph 5 The inauguration of the members of the Board of Directors and of the Board of Executive Officers is conditioned to the prior subscription of the Statement of Consent of the Directors, pursuant to the provisions of the Level 1 Regulation, as well as in compliance with applicable legal requirements.

Article 21. The term of management of the members of the Board of Directors and of the Executive Board will be extended until the effective investiture of the new members.

Paragraph 1 The deadlines set forth in the caput of articles 17 and 18 will be considered the previous periods of management occurred less than 02 (two) years and the transfer of Director to another Board of Eletrobras.

Paragraph 2 Once the maximum management deadlines set out in the head provision of articles 17 and 18 have been met, the return of the member of the Board of Directors or Board of Executive Officers to the same company can only occur after a period equivalent to a term of management.

Paragraph 3 For the purposes of the head provision under article 18, in the case of a state-owned public company, the appointment of an officer to serve on another board of the same company is not considered a renewal.

Article 22. The Board of Directors and the Board of Executive Officers shall deliberate with the presence of a majority of its members and its resolutions shall be taken, respectively, by a majority of the attending directors or officers.

Paragraph 1 Minutes shall be taken of each meeting, which shall be signed by all attending members.
Paragraph 2 The Board of Directors shall meet ordinarily once a month, and the Board of Executive Officers once a week.

Paragraph 3 It is incumbent upon the respective Presidents, or most of the members of each body of the Eletrobras administration, to convene, on an extraordinary basis, the meetings of the Board of Directors and the Executive Board.

Paragraph 4 In the deliberations of the Board of Directors and resolutions of the Board of Executive Officers, the respective Presidents shall have, in addition to personal vote, the tiebreaker.
CHAPTER V Board of Directors

Article 23. It is the responsibility of the Board of Directors to set fundamental management guidelines, at the initiative of its members, or to propose them, for the purposes of examination and deliberation, by the Board of Executive Officers, as well as the superior control of Eletrobras, for overseeing compliance with the guidelines by Monitoring of the implementation of approved programs and verification of the results obtained.

Paragraph 1 The Board of Directors shall meet at least once a year without the presence of the Chairman of the company.
Paragraph 2 The Board of Directors shall meet at least twice a year in the presence of the external auditors.
Article 24. The following may not be elected to the position of director, unless waived by the General Meeting:
I - hold positions in companies that may be considered competitors in the market, especially in advisory board, board of directors or Fiscal Councils;
II - has conflict of interest with Eletrobras; and
III - hold a position on more than five boards, including that of Eletrobras.
Sole Paragraph. The director’s compensation shall comply with the provisions of applicable laws.
Article 25. The director who fails to attend two consecutive meetings without justification shall lose his term of office.
Article 26. In the exercise of its duties, the Board of Directors is also responsible for:
I - deliberate on the organization of subsidiary companies or termination of Eletrobras shareholding in said companies;

II - deliberate on the association, directly or through a subsidiary or subsidiary, with or without resources, to set up business consortiums or participation in companies, with or without controlling power, in Brazil or abroad that are intended, directly or indirectly, to exploitation of the production or transmission of electric energy under a concession or authorization regime;

III - define the policy of granting loans and financing, and the concession to the administrators, members of the Fiscal Council, employees and controlling shareholder;

IV - in addition to the hypotheses of deliberation of assignments under the Board of Directors, by virtue of legal provision, being responsible for expressing itself on acts and approving contracts involving financial resources whose value is greater than 0.02% of the shareholders' equity of the company, including, but not limited to, the granting of financing to utility concessionaires under their control and borrowing in the country or abroad;

V - approve the provision of a guarantee for loans taken in the country or abroad, in favor of concessionaires of electric power public service under its control;

VI - deliberate on the organization of technical and scientific research entities of interest to the energy sector, as well as granting of financing and provision of guarantee for those under his control;

VII - convene the General Shareholders' Meeting, in the cases provided for in Law No. 6404 of 1976, or whenever deemed appropriate;
VIII - guide the distribution of charges among the members of the Board of Executive Officers;
IX - propose to the General Meeting the capital increase, the issuance of shares, subscription bonus and Eletrobras debentures, except those provided for in item X;

X - authorize the acquisition of shares issued by Eletrobras for the purpose of cancellation or permanence in treasury and subsequent sale, as well as resolve on the issuance of non-convertible and non-convertible debentures;

XI - deliberate on the negotiation of shares or debentures;
XII - authorize the disposal of permanent assets and the constitution of real liens;
XIII - approve estimates of revenue, general expense appropriations and forecast investments of Eletrobras, in each fiscal year, carrying out the respective control;
XIV - elect and dismiss the Company's officers, supervise the management of its members, and examine, at any time, the books and papers of Eletrobras;
XV - approve the reports of the management and internal controls, as well as the accounts of the Board of Executive Officers;

XVI - elect and dismiss the independent auditors and also to elect and dismiss the financial institution that will keep Eletrobras' shares in deposit accounts, in the name of the respective holders, under the book-entry regime, without issuing certificates, as determined in paragraph 1 of art. 7 of these Articles of Incorporation;

XVII - set the capital guidelines for the administrative organization of Eletrobras;

XVIII - elect Eletrobras' representatives in the management of controlled or non-controlled companies, in which it participates, and appoint to such positions preferably employees of the company or subsidiaries;

XIX - deliberate on expropriations;
XX - decide on matters of relevance to the life of Eletrobras;
XXI - prepare and amend its Bylaws;

XXII - deliberate on the declaration of interim dividends and on the payment of interest on own capital, at the proposal of the Executive Board, in accordance with the provisions of art. 34, Item XII of these Articles of Incorporation;

XXIII - grant leave or vacation to the President of the company;
XXIV - establish the amount of trust functions of the senior management of Eletrobras, pursuant to item II, of art. 53 of these Articles of Incorporation;

XXV – approve the signature of Contracts of Goals of Business Performance – CMDE, by means of which the companies of the Eletrobras System undertake to meet the strategic guidelines provided for therein to meet the goals and results established by the controlling company;

XXVI – perform the formal evaluation of performance of the Executive Board and Board of Directors, according to criteria provided for in the bylaws of this body, with the purpose of supporting the decision of the shareholders about the reinstatement of administrators;

XXVII – deliberate on the creation, termination and operation of the Committees of Support to the Board of Directors for deepening the strategic studies, abiding by the applicable laws; and
XXVIII - decide on the cases not covered under these Articles of Incorporation.

Sole Paragraph. They shall be filed in the Trade Register and the minutes of meetings of the Board of Directors shall be published, containing deliberations intended to have effects vis-à-vis third parties.

Article 27. The Board of Directors shall, in each fiscal year, submit to the decision of the Annual General Meeting the management report, the balance sheet, income statement, statement of retained earnings, statement of changes in financial position, such as the proposed distribution of dividends and the application of surplus values, attaching its opinion and the opinion of the Fiscal Council, pursuant to item XII of art. 34, and the independent auditor’s certificate.

Article 28. In the event of vacancy in the position of Chairman of the Board of Directors, the substitute shall be elected at the first meeting of the Board of Directors, remaining in office until the next General Meeting.

Article 29. In case of vacancy of the position of director, the substitute will be appointed by the remaining directors and will serve until the first General Meeting, in the form of art. 150 of Law 6.404, of 1976.

Sole Paragraph. The board member elected in replacement will complete the term of management of the substituted.

Article 30. The members of the Board of Directors and of the Board of Executive Officers shall respond, pursuant to art. 158, of Law no 6.404, of 1976, individually and severally liable, for the acts carried out and loss arising out for the company.

Paragraph 1 Eletrobras shall ensure the members and former members of the Executive Board and of the Board of Directors and the Fiscal Council the defense in judicial and administrative proceedings against them instituted by the practice of acts in the exercise of the position or function, provided that there is no incompatibility with the interests of the company.

Paragraph 2 The benefit provided for in the first paragraph of this article shall apply, to the discretion of the Board of Directors, to the occupants and former occupants of trusteeship and other employees regularly vested with powers by delegation of the administrators.

Paragraph 3 The form of the benefit mentioned will be defined by the Board of Directors, after Eletrobras' legal department.

Paragraph 4 Eletrobras may maintain, in the form and extent defined by the Board of Directors, observing, as appropriate, the provisions of paragraphs 1 and 2, permanent insurance contract in favor of the persons mentioned, to protect them from liability for acts or facts which may be judicially or administratively claimed.

Paragraph 5 Should any of the aforementioned persons be convicted, with a final and unappeasable judicial decision, based on a violation of the law or the Company's Articles of Incorporation or due to a wrongful or intentional act, it shall reimburse Eletrobras all costs and expenses arising from the defense of Paragraph 1, in addition to possible damages to the company's image.

Article 31. The Board of Directors may prepare internal regulations to better regulate its operation, in compliance with the rules on composition and competence set forth in these Bylaws and in the legal regulations in force.

CHAPTER VI Executive Board
Article 32. The Executive Board Shall publish to the general management of Eletrobras, abiding by the guidelines set by the Board of Directors.

Sole Paragraph. The President and the executive officers may not exercise management, administration or consulting functions in private economy companies, concessionaires of public electric energy services or in companies of private law connected in any way to the electric sector, except in subsidiaries, subsidiaries, Specific purpose and concessionaire companies under State control, in which Eletrobras has an equity interest, where they may hold positions in the Board of Directors and Fiscal Council, observing the provisions of Law No. 9292, of July 12, 1996, regarding the receipt of compensation.

Article 33. The members of the Board of Executive Officers may not leave the position for more than thirty consecutive days, except in case of vacations or leave, under penalty of loss of the position.

Paragraph 1 The granting of leave or holiday to the directors shall be the responsibility of the Board of Executive Officers, except as provided in item XXIII of art. 26 of these Articles of Incorporation.

Paragraph 2 In the event of a temporary impediment, leave or vacation of any of the members of the Board of Executive Officers, its replacement shall be in the manner determined by its peers, but a person other than Eletrobras may not be chosen.

Paragraph 3 Upon definite vacation of a position on the Board of Executive Officers, the same criterion as in Paragraph 2 shall be used for the replacement of the director retiring from the company until the meeting of the Board of Directors that decides for the permanent replacement and possession of the new officer, thus filling the vacant position, for the remaining term to the substituted.

Article 34. In the exercise of its duties, Board of Executive Officers shall especially:

I - propose to the Board of Directors the fundamental guidelines for the administrative organization of Eletrobras, as well as the examination, deliberation and approval of the matter contained in items I to XXV of art. 26 of these Articles of Incorporation, except for Item XXI;

II - administer Eletrobras, and take the appropriate measures to ensure the faithful execution of the guidelines and resolutions of the Board of Directors and, except for the hypotheses of mandatory submission to the Board of Directors, expresses itself on acts and approve contracts that involve financial resources whose value is equal to or less than 0.02% of the shareholders' equity of the company, including, among these acts or contracts, but not limited to, the granting of financing to concessionaires of electric power public services under their control, and borrowing in the country or abroad;

III - set administrative, technical, financial and accounting standards for Eletrobras;
IV - prepare the budgets of Eletrobras;
V- approve the changes in the organizational structure of Eletrobras, up to the level under its subordination, including the creation, extinction and operation of Committees that are connected to it;
VI - approve plans that establish hiring, career, access, advantages and disciplinary regime for the employees of Eletrobras;
VII - approve the names indicated by the directors to fill the positions directly subordinated to them;
VIII - comment on the cases of admission, praise, punishment, transfer and dismissal of subordinate employees directly to the directors;
IX - delegate powers to directors to decide, on their own, with respect to matters under the assignment of the Board of Executive Officers;
X - delegate powers to directors and employees to authorize expenses, establishing limits and conditions;

XI – authorize, in accordance with the laws in force, to leave the country of employees of Eletrobras, when it is for the performance of technical activities or professional development essential to its institutional mission;

XII - prepare, in each financial year, the balance sheet of Eletrobras, the statement of income for the year, the statement of retained earnings, the statement of changes in financial position, the proposal for the distribution of dividends and the payment of interest on shareholders' equity and application of surplus values, to be submitted to the Board of Directors and Fiscal Council for review, and to the examination and deliberation of the General Meeting;

XIII - prepare plans for issuance of convertible bonds and debentures, to be appraised by the Board of Directors, which will deliberate or submit to the General Meeting, as the case may be;
XIV - establish administrative, technical, financial and accounting standards for the subsidiaries or entities in which Eletrobras holds majority interest;
XV - control the activities of subsidiaries or controlled companies, and of companies or entities in which Eletrobras holds majority interest;
XVI - appoint an Eletrobras' representative in the Meetings of the companies in which it participates as shareholder, issuing instructions for its performance;
XVII - decide on the appointment of the independent auditors of the subsidiaries; and

XVIII - provide opinion on the electric generation concessions required of ANEEL, including the technical, economic and financial adequacy of projects of nuclear power plants to the public utility concessionaires' systems.

CHAPTER VII Assignments of Chairman and Officers
Article 35. President shall guide the administrative policy of Eletrobras, convening and presiding over the meetings of the Executive Board, as well as:
I - spearhead the business of Eletrobras;

II - represent Eletrobras, judicially or extrajudicially, or before other companies, shareholders and the public in general, and may delegate such powers to any director or adviser, as well as appoint representatives, attorneys, agents or agents;

III - preside over the General Meetings;
IV - hire and fire employees;
V - render official the appointments approved by the Executive Board;
VI - have the annual report on Eletrobras activities published;

VII - together with another director, to move the monies of Eletrobras and to sign acts and contracts, and this power may be delegated to the other officers and attorneys or employees of Eletrobras, with the approval of the Executive Board;

VIII – ratify, in the form of the applicable laws, the act of being a member of the Eletrobras System that deliberates for the removal of the country from its respective employees, except as provided in art. 34, XI of these Articles of Incorporation; and

IX – appoint an electoral commission with the purpose of organizing the election of the employee representative on the Board of Directors, also being responsible to announce the winning candidate and communicate the result to the controlling shareholder to adopt the necessary measures for the appointment of the employee representative on the Board of Directors.

Article 36. The President and the directors, in addition to their own duties and responsibilities, will be the managers in the areas of activities assigned to them by the Board of Directors.
CHAPTER VIII Fiscal Council

Article 37. The permanent Fiscal Council shall be composed of 05 (five) members and their respective alternates, elected by the Annual General Meeting, all Brazilians domiciled in the country, observing the requirements and impediments established by Law No. 6404 of 1976, shareholders or not, one of which shall be elected by the holders of minority common shares and another by the holders of the preferred shares in a separate vote.

Paragraph 1 Among the members of the Fiscal Council, one will be appointed by the Minister of Finance, as representative of the National Treasury.

Paragraph 2 In the event of vacancy, resignation, impediment or unjustified absence to two consecutive meetings, the member of the Fiscal Council shall be replaced, until the end of the term, by the respective alternate.

Paragraph 3 The term of office of the members of the Fiscal Council is one year, reinstatement being permitted for two (02) times at the most.
Paragraph 4 Within the period provided for in the previous paragraph, the preceding periods of performance occurred less than two (2) years shall be considered.

Paragraph 5 Once the maximum term provided for in 3 has been reached, the return of the member of the Fiscal Council to the same company can only occur after a period equivalent to a term of performance.

Paragraph 6 The members of the Fiscal Council shall perform their functions, which may not be delegated, in the sole interest of the company, being considered abusive the exercise of the function in order to cause damage to the company, or its shareholders or administrators, or to obtain for itself or to another, an advantage to which it is not entitled and that results, or may result, in damages to the company, its shareholders or administrators.

Article 38. The Fiscal Council shall be responsible to:
I - supervise, by any of its members, the acts of the administrators and verify compliance with their legal and statutory duties;
II - give his opinion on the annual report of the administration, stating in its opinion the additional information deemed necessary or useful for the deliberation of the General Meeting;

III - providing opinion about the proposals of the management bodies to be submitted to the General Meeting regarding the modification of the share capital, issue of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, merger or spin-off;

IV - denounce, by any of its members, to the management bodies and, if they do not take the necessary measures for the protection of the interests of Eletrobras, to the General Meeting, any errors, fraud or crimes they discover, and suggest useful measures;

V - convene the Annual General Meeting, if the management bodies delay the call for more than one month, and the Extraordinary Meeting, whenever there are serious or urgent reasons, including on the agenda of the Meetings such matters as they deem necessary;

VI - review, at least quarterly, the balance sheet and other financial statements, periodically elaborated by Eletrobras;
VII - review the financial statements of the fiscal year and comment on them; and
VIII - perform the assignments provided for in items I to VII, in case of eventual liquidation of Eletrobras.

Paragraph 1 The management bodies shall have, in a written communication, to make copies of the minutes of their meetings available to the members in office of the Fiscal Council within ten days and, within fifteen days of their receipt, copies of the balance sheets and financial statements, prepared from time to time, and budget execution reports.

Paragraph 2 The members of the Fiscal Council shall attend the meetings of the Board of Directors or of the Executive Board, in which they deliberate on the matters in which they should comment (items II, III and VII of this article).

Article 39. The Fiscal Council shall meet ordinarily once a month and, extraordinarily, whenever convened by the Chairman of the Board of Directors, by the President of Eletrobras, or by any of its members.

Sole Paragraph. The minimum quorums for meeting and approval of matters in the Fiscal Council are three members.

Article 40. The Fiscal Council of Eletrobras may prepare internal regulations, aiming to regulate its operation better, observing the rules on composition and competence set forth in these Articles of Incorporation and in the current legal norms.

CHAPTER IX General Meetings

Article 41. The Ordinary General Meeting shall be held within the first four months following the end of the fiscal year, at a date and time previously fixed, to take the accounts of the administrators, examine, discuss and vote the financial statements, resolve on the allocation of profit Net of the year and the distribution of dividends, to elect the members of the Board of Directors and those of the Fiscal Council, and set the remuneration of the administrators and of the Fiscal Council, when applicable, observing the applicable laws.

Article 42. In addition to cases provided for by law, the General Meeting shall meet whenever the Board of Directors deems it convenient and, in particular, to deliberate on the following matters:
I - disposal, in whole or in part, of shares of the capital stock of Eletrobras or its subsidiaries;
II - capital increase by subscription of new shares;
III - waiver of subscription rights of shares or debentures convertible into shares of controlled companies;
IV - issuance of debentures convertible into shares or their sale, if in treasury;
V - sale of convertible debentures owned by the issuance of controlled companies;
VI - issuance of any other securities or securities, in the country or abroad;
VII - spin-off, consolidation or corporate merger;
VIII - exchange of shares or other securities; and
IX - redemption of shares of one or more classes, regardless of approval by the Special Shareholders' Meeting of the species and classes affected.
Paragraph 1 The minimum period between the first call notice and the date of the Meeting shall be fifteen days and the second call, eight days.

Paragraph 2 The resolutions of the Shareholders' Meeting shall be taken by majority vote, with the vote of each shareholder representative proportional to its shareholding in the capital of the company.

Paragraph 3 The statements of vote may be registered, if so desired by the representative of the shareholder.
Paragraph 4 Abstention from voting, when it occurs, must be included in the minutes and the document of disclosure of the Meeting.
Article 43. The board that will direct the work of the General Meeting will be constituted by the President of Eletrobras, or his substitute, and by a secretary, chosen from among those present.
Article 44. The notice of call will condition the presence of the shareholder in the General Meeting to comply with the requirements established by law for this purpose.
Sole Paragraph. The filing, at Eletrobras, of documents evidencing the ownership of shares may be demanded up to seventy-two hours prior to the holding of the General Meeting.
Article 45. The shareholder may be represented by proxy at the General Meetings, pursuant to art. 126, Paragraph 1 of Law 6.404, of 1976.

Paragraph 1 The signature of the instrument of mandate granted by non-resident shareholders in the country and by holder of depositary receipts is waived, and the proxy must be deposited at Eletrobras headquarters at least seventy-two hours prior to the date set for the General Meeting.

Paragraph 2 The representation of the Federal Government in the General Meetings of Eletrobras shall be carried out in accordance with specific federal laws.
CHAPTER X Fiscal Year and Financial Statements

Article 46. The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, and shall comply, with respect to the financial statements, with the provisions of Law 3,890-A, of 1961, to Federal laws on electric energy, to the laws on public companies and to this Articles of Incorporation.

Paragraph 1 In each fiscal year, a dividend distribution of not less than twenty-five percent of the net income, adjusted according to the Law, shall be mandatory.

Paragraph 2 The amounts of dividends and interest paid or credited as compensation on shareholders' equity, due to shareholders, will be subject to financial charges, from the end of the fiscal year up to the day of effective payment or payment, without prejudice to the incidence of Interest, when such payment is not made on the date set by the General Meeting.

Paragraph 3 he amount of interest, paid or credited, as interest on capital, pursuant to art. Paragraph 9 of Law No. 9249 of December 26, 1995, and of the pertinent laws and regulations, may be imputed to the holders of common shares and the minimum annual dividend of the preferred shares, integrating such amount to the amount of the dividends distributed by Eletrobras for all legal purposes.

Article 47. The General Meeting shall allocate, in addition to the legal reserve, calculated on the net profit for the year:

I - one percent as a reserve for studies and projects, intended to cover the execution of studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two per cent of the paid-in capital stock; and

II - fifty percent, as an investment reserve, intended to be invested in the investments of public electricity utility concessionaires, whose accumulated balance may not exceed seventy-five percent of the paid-in capital stock.

Article 48. The Annual General Meeting shall allocate annually the amount corresponding to up to one per cent calculated on the net profits of the fiscal year, observing the limit of one per cent of the paid-in capital stock, to cover the provision of social assistance to its employees, in accordance with plans approved by the Board of Executive Officers.

Article 49. Eletrobras shall yearly allocated, from its own budget, at least five percent of the paid-in capital as of the closing of the immediately preceding financial year, stated in the budget, for use in technological development programs.

Article 50. When dividends reach six percent of paid-in capital stock, the General Meeting may set percentages or bonuses, on account of profits, for the administration of Eletrobras.

Article 51. The claim contained in the lawsuit that has as its object to judicially claim the payment of dividends prescribes in three years, which, unclaimed opportunely, will revert to the benefit of Eletrobras.

CHAPTER XI Personnel

Article 52. The employees of Eletrobras, its subsidiaries, affiliated companies and subsidiaries will abide by, as appropriate, the provisions of Labor Laws, Law No. 3,890-A, of 1961, and of these Articles of Incorporation.

Article 53. The Eletrobras Staff shall be composed of:
I - personnel admitted to positions of permanent career, by means of a selective process, consisting of tests, or of tests and titles;

II - persons in senior management positions, the amount of which shall be determined by the Board of Directors, in accordance with the provisions of item XXIV of art. 26 of these Articles of Incorporation; and

III - personnel admitted for a fixed term contract, abiding by the applicable laws.
Paragraph 1 The senior management's trust functions and the powers and responsibilities of their respective holders shall be defined in the Eletrobras job and salary plan.

Paragraph 2 The functions referred to in paragraph 1 may, exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists outside the company's permanent staff.

Article 54. After the end of each financial year of Eletrobras, and once deducted accumulated losses and made the provision for income tax and earnings of any nature, employees will be entitled to participate in profits, subject to the rules contained in the agreements and conventions Collective agreements established by it, and the specific guidelines established by the Executive Branch.

Article 55. Eletrobras will provide social assistance to its employees, through the Eletrobras Social Security Foundation - ELETROS, in the form and means approved by the Executive Board.
CHAPTER XII General

Article 56. Eletrobras, through its management, is required to provide information to the Minister of State for Mines and Energy, to the Federal Government's control bodies, as well as to the Federal Audit Office and to the National Congress, in this case through the Minister of State of Mines and Energy.

Sole Paragraph. The President, when summoned, is obliged to appear personally before any of the committees of one or another House of Congress, to give information on a previously determined matter, under penalty of loss of office, in the absence of attendance without justification.

Article 57. Eletrobras may, directly or through the companies in which it participates, contract with the Federal Government to carry out works and services for which special financial resources are allocated.

Paragraph 1 The facilities constructed in accordance with this article may, if the Federal Government so decides, be incorporated into Eletrobras or its subsidiaries, provided that, in the respective operation, the legal regime of the service is observed at cost.

Paragraph 2 Until the requirement of paragraph 1 is fulfilled, the facilities provided for in this article may, under an agreement with and on behalf of the Federal Government, be operated by Eletrobras or its subsidiaries.

Article 58. The Executive Board shall publish in the Official Gazette of the Union, after approval by the Minister of State for Mines and Energy:
I - the regulation of calls for tenders;
II - the regulation about the personnel, with the rights and duties of employees, the disciplinary regime and the rules on accountability;

III - the staff broken down in three columns, showing the total number of employees and the number of vacancies provided and vacancies, as well as broken down by career or category, on June 30 and December 31 of each year; and

IV - the plan of wages, benefits, advantages and any other parcels that make up the compensation of its employees.

Annex 10

Template of Voting Ballot

DISTANCE VOTING BALLOT

EOGM - CENTRAIS ELET BRAS S.A. - ELETROBRAS on 04/28/2017

Name
Shareholder CNPJ or CPF

Fulfillment Guidelines

The Voting Ballot shall be completed, signed and sent to: (i) the Book-Entry Agent of the shares issued by the Company (Banco Bradesco S/A); (Ii) the Custodian Agent responsible for the custody of the shares issued by the Company of its ownership; or, (iii) the Company, directly.

If the shareholder is considered a legal entity under Brazilian law, the signature must be from its legal representatives, or attorneys with powers to practice this type of act.

The Voting Ballot received by the Book-Entry Agent, the Custodian Agent and/or the Company shall be admitted until 7 (seven) days prior to the date of the General Meeting. The Ballot paper that is delivered after this deadline will be considered invalid and will not be processed by the Company.

The Voting Ballot sent directly to the Company must be accompanied by documentation proving the quality of shareholder or legal representative of the signatory shareholder, thus observing the requirements and formalities indicated in item 12.2 of the Company Reference Form, as well as in the Management Proposal.

After such term, the Company informs that it will consider the fields not filled as instruction equivalent to the abstention of vote in relation to such matters.

Pursuant to CVM/SEP Circular Letter 01/2017, the election of a member of the board of directors by common minority shareholders, provided for in article 239 of Law 6,404/76, is automatically excluded from the application of paragraph 5 of Article 141 of Law 6,404/76, and shareholders cannot complete Questions 9 and 11, respectively.

Delivery guidelines, indicating the right to send directly to the company or send instructions to the custodian or custodian

The Voting Ballot may alternatively be delivered to:

(i) the Book-Entry Agent of the shares issued by the Company (Banco Bradesco S/A);

(ii) the Custodian Agent responsible for the custody of shares issued by the Company owned by it, provided that it offers such service; or

(iii) to the Company, directly.

Banco Bradesco S.A., the Book-Entry Agent of the shares issued by the Company, will receive the Voting Ballot of the Company's shareholders throughout its network of banking branches spread throughout the national territory, in compliance with the procedures established by it.

Shareholders or their representatives must appear at any bank branch of the Book-Entry Agent, provided with a valid original document with a photo and, in the case of shareholders considered as legal entities and/or represented by a proxy, the competent proxy documents must be presented, in addition to the Voting Ballot.

Custodian agents may, but are not required to, receive the Company's Voting Ballot. Shareholders are advised to verify with their respective Custodian Agent if it will provide such service, as well as its costs and procedures

The Company's shareholders may also, in its sole discretion, forward the Voting Ballot to the Company, by post, addressed to the Investor Relations Superintendence of the Company, located at Av. Presidente Vargas, 409, Centro, 9º andar, Rio De Janeiro/RJ, CEP 20071-003, or by e-mail: ombudsman-ri@eletrobras.com, and the originals, in the latter case, must be forwarded to the Company before the date scheduled for the Meeting.

The Voting Ballot that is unaccompanied by the documentation necessary to prove the shareholder's condition or to prove its representation will not be considered valid and, as a consequence, will not be processed by the Company, but may be corrected and resent by the shareholder to the Company, observing the terms and procedures established in CVM Instruction 481.

Postal and electronic address to send the voting ballot, if the shareholder wishes to deliver the document directly to the company

Superintendência de Relações com Investidores da Eletrobras Ave Presidente Vargas, 409, Centro, 9th floor

Rio de Janeiro/RJ CEP 20071-003

E-mail: ombudsman-ri@eletrobras.com

Indication of the institution contracted by the company to provide the service of book-entry of securities, with name, physical and electronic address, telephone and contact person

According to an agreement signed between the Company and Banco Bradesco S/A, the Voting Ballot may be delivered to any branch of the bank within the national territory.

Clarifications on applicable procedures and requirements can be obtained from the following address:

Banco Bradesco S.A.

Shares and Custodian Department

4010.acecustodia@bradesco.com.br A/C: Carlos Augusto Dias Pereira

Address: Núcleo Cidade de Deus, Prédio Amarelo, 2nd floor, Vila Yara Osasco, SP CEP: 06029- 900 tel: 0800 701 16 16

Deliberations / Questions related to EOGM

Simple Deliberation

1. Deliberate on the reform of the Company’s Articles of Incorporation, upon the amendment of Article 17, head provision; with the purpose of changing the term of office of the Board Directors and the number of renewals in the office; amendment to 18, head provision, with the purpose of changing the term of office of the officers and the number of renewals in the office; inclusion of paragraph 1 in Article 20 and renumbering the other paragraphs of Article 20, with the purpose of unifying the term of offices of the Board Directors and Executive Officers; inclusion of Article 21, with the purpose of establishing that the term for managing the members of the Board of Directors and Executive Officers to extend until the vesting of new members, under the terms of Article 150, Paragraph 4 of Law 6,404/76; inclusion of paragraphs 1, 2 and 3 in Article 21, with the purpose of adjusting the Articles of Incorporation to Law 13,303/2016 and Decree 8,945/2016; amendment to Article 21, 22, 23, 24, 25, because of renumbering; amendment to Article 26, caput and subsections XXII and XXIV, head provision, because of renumbering of Article 33 and 53 and renumbering of the head provision; amendment to Article 27, 28, 29, 30, 31, 32, head provision, because of renumbering; amendment to Paragraph 1 of Article 32, because of renumbering of Article 25; amendment to Article 33, head provision, because of renumbering; amendment to Item I of Article 33, because of renumbering of Article 25; amendment to Article 34, head provision, because of renumbering; amendment to item VIII of Article 34, because of renumbering of Article 33; amendment to Article 35, 36, head provision, because of renumbering; amendment to Paragraph 3 of Article 36, with the purpose of changing the term of office of the Members of the Fiscal Council and the number of renewals in the office; inclusion of Paragraphs 4 and 5 to Article 36, with the purpose of adjusting the Articles of Incorporation to Law 13,303/2016 and Decree 8,945/2016; amendment to Paragraph 5 of Article 36 because of renumbering; exclusion of Paragraph 5 of the Article 36; amendment to Article 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48, 49, 50, 51, 52, because of renumbering; amendment to the provisions in Article 52, II, because of renumbering of Article 25; amendment to Article 53, 54, 55, 56 and 57, because of renumbering.

[ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation

2. Deliberate on the accounts of the Directors, Management Report and the Company's Complete Financial Statements, relating to the fiscal year ended on December 31, 2016.

[ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation

3. Deliberate on the management proposal of the Company for distribution of the results related to the financial year, ending as of December 31, 2016, including the Management Proposal of the company concerning the Capital Budget;

[ ] Approve [ ] Reject [ ] Abstain

Simple Question 4. Do you wish to request the adoption of the multiple voting process for the election of the Board of Directors, pursuant to art. 171 of Law 6,404 of 1976? [ ] Yes [ ] No [ ] Abstain
Election of the board of directors by candidate - Limit of vacancies to be filled: 7

5.               Appointment  of the candidates to the Board of Directors

(The shareholder may indicate as many candidates as there are the number of places to be filled in the general election)

VICENTE FALCONI CAMPOS - (INDICATED BY CONTROLLING SHAREHOLDER)

[   ]  Approve [   ]  Reject [   ]  Abstain

WILSON FERREIRA JUNIOR - (INDICATED BY CONTROLLING SHAREHOLDER)

[   ]  Approve [   ]  Reject [   ]  Abstain

ELENA LANDAU - (INDICATED BY CONTROLLING SHAREHOLDER)

[   ]  Approve [   ]  Reject [   ]  Abstain

ARIOSTO ANTUNES CULAU - (INDICATED BY CONTROLLING SHAREHOLDER)

[   ]  Approve [   ]  Reject [   ]  Abstain

ESTEVES PEDRO COLNAGO JUNIOR - (INDICATED BY CONTROLLING SHAREHOLDER)

[   ]  Approve [   ]  Reject [   ]  Abstain

EDVALDO LUIS RISSO - (INDICATED BY CONTROLLING SHAREHOLDER)

[   ]  Approve [   ]  Reject [   ]  Abstain

JOSÉ GUIMARÃES MONFORTE - (INDICATED BY CONTROLLING SHAREHOLDER)

[   ]  Approve [   ]  Reject [   ]  Abstain

6.               In case of adoption of the multiple vote process, do you want to distribute the percentage vote adopted by the candidates?

[   ] Yes  [   ] No

7.               Display of all candidates to indicate the percentage (%) of the votes to be awarded

[ ] % VICENTE FALCONI CAMPOS - (INDICATED BY THE CONTROLLING SHAREHOLDER)

[  ] % WILSON FERREIRA JUNIOR - (INDICATED BY THE CONTROLLING SHAREHOLDER)

[ ] % ELENA LANDAU - (INDICATED BY THE CONTROLLING SHAREHOLDER)

[    ] %  ARIOSTO ANTUNES CULAU - (INDICATED BY THE CONTROLLING SHAREHOLDER)

[  ] %  ESTEVES PEDRO COLNAGO JUNIOR - (INDICATED BY THE CONTROLLING SHAREHOLDER)

 [ ] % EDVALDO LUIS RISSO - (INDICATED BY THE CONTROLLING SHAREHOLDER)

 [ ] % JOSÉ GUIMARÃES MONFORTE - (INDICATED BY THE CONTROLLING SHAREHOLDER)

Election in separate of the Board of Directors – Common Shares

8. Appointment of candidates for the board of directors (the shareholder must complete this field if he left the general election field blank and holds the shares with which he votes during the 3 months immediately prior to the general meeting)

JOSÉ PAIS RANGEL - (INDICATED BY MINORITY COMMON SHAREHOLDER)

[   ]  Approve [   ]  Reject [   ]  Abstain

9. If it is verified that neither the holders of voting shares nor the holders of preferred shares without voting rights or with restricted votes have respectively reached the quorum required in items I and II of paragraph 4 of art. 141 of Law No. 6,404 of 1976, you want your vote to be aggregated to the votes of the preferred shares in order to elect for the Board of Directors the candidate with the highest number of votes among all those that, as part of this ballot paper , to stand for a separate election?

[ ] Yes [ ] No

Election in separate of the Board of Directors – Preferred Shares

10.   10. Indication of candidates for the Board of Directors (the shareholder must fill this field if he is a non-permanent holder of the shares with which he votes during the 3 months immediately prior to the general meeting)

ALOISIO MACARIO FERREIRA DE SOUZA - (INDICATED BY MINORITY PREFERRED SHARES)

[ ] Approve [ ] Reject [ ] Abstain

11.   11.In case it is verified that neither the holders of voting shares nor the holders of preferred shares without voting rights or with restricted votes have respectively reached the quorum required in items I and II of paragraph 4 of art. 141 of Law No. 6,404 of 1976, you want your vote to be add to the votes of the common shares in order to elect for the board of directors the candidate with the highest number of votes among all those that, as part of this ballot paper, to stand for a separate election?

12.

[ ] Yes [ ] No

Election of the fiscal council by candidate - Limit of vacancies to be filled: 3

12. Appointment of candidates for the fiscal council (the shareholder may indicate as many candidates as there are the number of vacancies to be filled in the general election)

AGNES MARIA DE ARAGAO DA COSTA AND ANDRE KRAUSS QUEIROZ (ALTERNATE) (INDICATED BY CONTROLLING SHAREHOLDER)

[ ] Approve [ ] Reject [ ] Abstain

JOSÉ WANDERLEY UCHÔA BARRETO AND DARIO SPEGIORIN SILVEIRA (ALTERNATE) (INDICATED BY CONTROLLING SHAREHOLDER)

[ ] Approve [ ] Reject [ ] Abstain

LUIS FELIPE VITAL NUNES PEREIRA AND MÁRCIO LEÃO COELHO (ALTERNATE) (INDICATED BY CONTROLLING SHAREHOLDER)

[ ] Approve [ ] Reject [ ] Abstain

Election of the fiscal council in separate – Common Shares

13. Appointment of candidates for the fiscal council (the shareholder must complete this field if he left the general election field blank)

RONALDO DIAS (MEMBER – INDICATED BY THE MINORITY COMMON SHAREHOLDER)

[ ] Approve [ ] Reject [ ] Abstain

Election of the fiscal council in separate – Preferred Shares

14. Appointment of candidates to the Fiscal Council

PATRÍCIA VALENTE STIERLI (MEMBER – INDICATED BY THE MINORITY PREFERRED SHAREHOLDER)

[ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation

15. Approve the global compensation of the Directors and members of the Company's Fiscal Council for the period from April 2017 to March 2018, according to Management's Proposal, as follows:

Global Amount for Managers (Executive Officers and Board of Directors): R$ 18,344,591.33 (eighteen million, three hundred and forty-four thousand, five hundred and ninety-one reais and thirty-three cents)

Global Amount for the Fiscal Council: R$ 645,816.55 (six hundred and forty-five thousand, eight hundred and sixteen reais and fifty-five cents)

[ ] Approve [ ] Reject [ ] Abstain

City :

Date :

Signature :

Shareholders’ Name :

E-mail :

Annex 11

Budget Capital Proposal

ELETROBRAS

BUDGET CAPITAL – PDG 2017

The Capital Budget of ELETROBRAS was approved by Decree 8,933 of December 28, 2016 and by Annual Budgetary Law No. 13,414 of January 10, 2017. The Company's capital budget includes the following items:

Capital Budget	R$
Direct Investment	29,976,851
Financial Investment	437,298,474
Debt Amortization	3,737,693,853
Other Capital Expenditure	2,415,719,560
Total	6,620,688,738

The sources to cover this budget come from the Company's own resources, in the amount of R$ 4,420,688,738 (four billion, four hundred and twenty million, six hundred eighty-eight thousand, seven hundred and thirty-eight reais) (including of R$ 713,803 thousand, retained for the fiscal year ended December 31, 2016) and long-term financing resources, in the amount of R$ 2,200,000,000 (two billion and two hundred million reais).

Annex 12

Opinion of the Fiscal Council concerning the Capital budget

FISCAL COUNCIL

451st Meeting

Opinion

The Fiscal Council of Centrais Elétricas Brasileiras SA - Eletrobras, within the scope of its legal and statutory attributions, has been informed of Eletrobras' capital budget for the year 2017, as transcribed below, approved by Decree No. 8,933, dated December 28, 2016 and by Annual Budget Law No. 13,414 of January 10, 2017, and understands that the proposal of the Company's Management is apt to be submitted to the Annual General Meeting, observing the global limits by heading established by Decree No. 7,628/2011.

Capital Budget	R$
Direct Investment	R$ 29,976,851
Financial Investment	R$ 437,298,474
Debt Amortization	R$ 3,737,693,853
Others Capital Expenditure	R$ 2,415,719,560
Total	R$ 6,620,688,738

The sources to cover this budget come from the Company's own resources, in the amount of R$ 4,420,688,738 (four billion, four hundred and twenty million, six hundred eighty-eight thousand, seven hundred and thirty-eight reais) and long-term financing resources, in the amount of R$ 2,200,000,000 (two billion and two hundred million reais)

Rio de Janeiro, March 27, 2017.

    EDUARDO CESAR PASA                                                                 LUIZ FELIPE VITAL NUNES PEREIRA

Chairman                                                                                                          Member

AGNES MARIA DE ARAGÃO DA COSTA                                 ALOÍSIO MACARIO FERREIRA DE SOUZA

 Member                                                                                                          Member

                                                        RONALDO DIAS

                                                                    Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.